As filed with the Securities and Exchange Commission on October 30 , 2007
Registration No. 333- 146292

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HOME FEDERAL BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	6035	26-0886727

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	500 12th Avenue South Nampa, Idaho 83651 (208) 466-4634

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Breyer, Jr., Esquire Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

          If the securities being registered on this Form are  being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)

Common Stock, $0.01 par value	11,051,604	Not applicable	$110,516,040	$3,393.00 (3)

(1)

Represents the maximum number of shares of common stock issuable upon the consummation of the conversion of Home Federal MHC and computed based on the number of shares that may be exchanged for the securities being registered. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)

Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the price per share ($10.00) and the number of shares of Home Federal Bancorp, Inc. (new) to be issued in the exchange.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS OF HOME FEDERAL BANCORP, INC.  (NEW)
PROXY STATEMENT OF HOME FEDERAL BANCORP, INC.

          Home Federal Bancorp, Inc., Home Federal Bank and Home Federal MHC are converting from the mutual holding company structure to a fully public ownership structure.  Currently, Home Federal MHC owns 58.9% of the issued and outstanding shares of Home Federal Bancorp’s common stock. The remaining 41.1% of Home Federal Bancorp’s outstanding shares of common stock is owned by other stockholders, who are referred to as the public stockholders. As a result of the conversion, new Home Federal Bancorp, Inc., a Maryland corporation which was recently formed by Home Federal Bank, will become the parent holding company for Home Federal Bank.

          Shares of Home Federal Bancorp’s common stock owned by the public will be exchanged for between 10,200,000 and 13,800,000 shares of common stock of new Home Federal Bancorp (subject to increase to 15,870,000 shares as a result of market demand, regulatory considerations or changes in financial markets) so that Home Federal Bancorp’s existing public stockholders will own approximately the same percentage of new Home Federal Bancorp common stock as they owned of Home Federal Bancorp’s common stock immediately prior to the conversion. The actual number of shares that you will receive will depend on the exchange ratio, which will depend on the percentage of Home Federal Bancorp’s common stock held by the public at the completion of the conversion, the final independent appraisal of new Home Federal Bancorp and the number of shares of new Home Federal Bancorp common stock sold in the offering described in the following paragraph. It will not depend on the market price of common stock.  See “The Conversion and Stock Offering  –  Effect of the Conversion on Current Stockholders  –  Effect on Outstanding Shares of Home Federal Bancorp” for a discussion of the exchange ratio.  Based on the $____ per share closing price of Home Federal Bancorp’s common stock as of the date of this proxy statement/prospectus, unless at least 10,200,000 shares of new Home Federal Bancorp are sold in the Offering (slightly over the mid-point of the offering range), the initial aggregate value of the new Home Federal Bancorp common stock you receive in the share exchange would be less than the aggregate market value of the Home Federal Bancorp common stock that you currently own.  See “Risk Factors  –  Holders of New Home Federal Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop, or for $10.00 or more per share even if a liquid trading market develops.”

          Concurrently with the exchange offer, we are offering up to 13,800,000 shares of common stock of new Home Federal Bancorp, representing the 58.9% ownership interest of Home Federal MHC in Home Federal Bancorp, for sale to eligible depositors and the public at a price of $10.00 per share. We may increase the maximum number of shares that we sell in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 15,870,000 shares, as a result of market demand, regulatory considerations or changes in financial markets.  The conversion of Home Federal MHC and the offering and exchange of common stock by new Home Federal Bancorp is referred to herein as the “conversion and offering.” After the conversion and offering are completed, Home Federal Bank will be a wholly-owned subsidiary of new Home Federal Bancorp, and 100% of the common stock of new Home Federal Bancorp will be owned by public stockholders. As a result of the conversion and offering, Home Federal MHC and Home Federal Bancorp will cease to exist.

          Home Federal Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “HOME.” We have applied to have the common stock of new Home Federal Bancorp listed for trading on the Nasdaq Global Select Market and we expect that the common stock will trade under the symbol “HOMED” for a period of 20 trading days after completion of the offering. Thereafter, new Home Federal Bancorp’s trading symbol will revert to “HOME.” We cannot assure you that our common stock will be approved for listing on the Nasdaq Global Select Market.  The conversion and offering cannot be completed unless the stockholders of Home Federal Bancorp approve the plan of conversion and reorganization. Home Federal Bancorp is holding a special meeting of stockholders at the __________, ____________, Boise, Idaho, on _________, _________ __, 2007 at ___ p.m., Mountain time, to consider and vote upon:

          1.          The amended plan of conversion and reorganization (the “plan of conversion and reorganization”) of Home Federal MHC, Home Federal Bank and Home Federal Bancorp;

          2.           The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion;

           3.            Informational proposals with respect to the articles of incorporation and bylaws of new Home Federal Bancorp which were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Office of Thrift Supervision regulations governing mutual to stock conversions do not provide for votes on matters other than the plan of conversion and reorganization. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion and reorganization , regardless of whether stockholders vote to approve any or all of the informational proposals; and

           4.            Such other business that may properly come before the meeting (management is not aware of any such matters).

           Home Federal Bancorp’s board of directors unanimously recommends that its stockholders vote “FOR” the plan of conversion and reorganization, “FOR” the adjournment of the special meeting, and “FOR” the Informational Proposals.

          This document serves as the proxy statement for the special meeting of stockholders of Home Federal Bancorp and the prospectus for the shares of new Home Federal Bancorp’s common stock to be issued in exchange for shares of Home Federal Bancorp’s common stock. We urge you to read this entire document carefully. You can also obtain information about our companies from documents that we have filed with the Securities and Exchange Commission and the Office of Thrift Supervision. This document does not serve as the prospectus relating to the offering by new Home Federal Bancorp of its shares of common stock in the subscription offering and any community offering or syndicated community offering, both of which will be made pursuant to a separate prospectus.

          This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 4.

          These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

          None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (208) _________.

KEEFE, BRUYETTE & WOODS

The date of this proxy statement/prospectus is _______, 2007, and it is first being mailed to stockholders of
Home Federal Bancorp, Inc. on or about ___________ __, 2007.

REFERENCE TO ADDITIONAL INFORMATION

          This proxy statement/prospectus incorporates important business and financial information about Home Federal Bancorp, new Home Federal Bancorp, Home Federal MHC and Home Federal Bank from other documents that are not included in, or delivered with, this proxy statement/prospectus, including the plan of conversion and reorganization. This information is available to you without charge upon your written or oral request. You can obtain these documents relating to Home Federal Bancorp, new Home Federal Bancorp, Home Federal Bank or Home Federal MHC by requesting them in writing or by telephone from:

Home Federal Bancorp
500 12th Avenue South
Nampa, Idaho 83651
Attention: Investor Relations
(208) 466-4634

          If you would like to request documents, you must do so no later than _______ __, 2007 in order to receive them before Home Federal Bancorp’s special meeting of stockholders.  You will not be charged for any of these documents that you request.

          For additional information, please see the section entitled “Where You Can Find More Information” beginning on page ___ of this proxy statement/prospectus. A copy of the plan of conversion and reorganization is also available for inspection at each of Home Federal Bank’s branches.

          For information on submitting your proxy, please refer to the instructions on the enclosed proxy card.

          You should rely only on the information contained in this proxy statement/prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Home Federal Bancorp, Home Federal MHC, new Home Federal Bancorp and Home Federal Bank and their subsidiaries may change after the date of this proxy statement/prospectus. Delivery of this proxy statement/prospectus and the exchange of shares of new Home Federal Bancorp common stock made hereunder does not mean otherwise.

Proposal 2 – Approval of the Plan of Conversion and Reorganization	24
Proposals 3a through 3f – Informational Proposals Related to the Articles of Incorporation and Bylaws of new Home Federal Bancorp	24

Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651
(208) 466-4634

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on _________ __, 2007

          NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Home Federal Bancorp, Inc. will be held at the ____________, _________________, Nampa, Idaho on __________, _________ __, 2007 at ___ p.m., Mountain Time, to consider and vote upon:

          1.          The approval of a plan of conversion and reorganization and the transactions contemplated thereby pursuant to which, among other things, new Home Federal Bancorp, Inc. will offer for sale shares of its common stock and shares of common stock of Home Federal Bancorp currently held by public stockholders will be exchanged for shares of common stock of new Home Federal Bancorp upon the conversion of Home Federal MHC, Home Federal Bank and Home Federal Bancorp from the mutual holding company structure to the stock holding company form;

          2.           The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion;

           3.            The following informational proposals:

3a	Approval of an increase in the authorized shares of capital stock;

3b	Approval of a provision in new Home Federal Bancorp’s articles of incorporation requiring a super-majority stockholder vote to approve mergers, consolidations and similar transactions;

3c	Approval of a provision in new Home Federal Bancorp’s articles of incorporation limiting the ability of stockholders to remove directors;

3d

Approval of a provision in new Home Federal Bancorp’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Home Federal Bancorp’s outstanding voting stock;

3e

Approval of a provision in new Home Federal Bancorp’s articles of incorporation requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s articles of incorporation; and

	3f	Approval of a provision in new Home Federal Bancorp’s bylaws requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s bylaws.

4.	Such other business that may properly come before the meeting.

           NOTE: The Board of Directors is not aware of any other business to come before the meeting.

           The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals 3a through 3f were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the office of Thrift Supervision regulations governing mutual to stock conversions do not provide for votes on matters other than the plan of conversion and reorganization. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion and reorganization, regardless of whether stockholders vote to approve any or all of the informational proposals.

          The board of directors has fixed _____ __, 2007, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at an adjournment or postponement thereof.  Upon written request addressed to the Secretary of Home Federal Bancorp at the address given above, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion and reorganization. In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the plan of conversion and reorganization, the written request should be received by Home Federal Bancorp by __________ __, 2007. In addition, all such documents may be obtained by calling our Stock Information Center at (208)________, Monday through Friday, between ____ a.m. and ____ p.m.

By Order of the Board of Directors,

Daniel L. Stevens
Chairman, President and Chief
Executive Officer

Nampa, Idaho
_______ __, 2007

QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF HOME FEDERAL BANCORP

You should read this document and the plan of conversion and reorganization for more information about the conversion and stock offering. The plan of conversion and reorganization has been conditionally approved by our regulators.

Q.          What are stockholders being asked to approve?

A.          Home Federal Bancorp stockholders as of ______ __, 2007 are being asked to vote on the plan of conversion and reorganization. Under the plan of conversion and reorganization, Home Federal MHC will convert from the mutual holding company form to a stock holding company, and as part of such conversion, a new company, new Home Federal Bancorp will offer for sale, in the form of shares of it common stock, Home Federal MHC’s 58.9% ownership interest in Home Federal Bancorp. In addition to the shares of common stock to be issued to those who purchase shares in the stock offering, public stockholders of Home Federal Bancorp as of the completion of the conversion, will receive shares of new Home Federal Bancorp common stock in exchange for their existing shares. Informational proposals relating to new Home Federal Bancorp’s articles of incorporation are also described in this proxy statement/prospectus, but, due to Office of Thrift Supervision regulations, are not subject to a vote of the Home Federal Bancorp’s stockholders. Home Federal Bancorp’s stockholders are not being asked to approve these informational proposals at the special meeting.

           In addition, Home Federal Bancorp stockholders are asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting approve the plan of conversion and reorganization.

           Stockholders also are asked to vote on the following informational proposals with respect to the articles of incorporation and bylaws of new Home Federal Bancorp:

•	Approval of an increase in the authorized shares of capital stock;

•	Approval of a provision in new Home Federal Bancorp’s articles of incorporation requiring a super-majority stockholder vote to approve mergers, consolidations and similar transactions;

•	Approval of a provision in new Home Federal Bancorp’s articles of incorporation limiting the ability of stockholders to remove directors;

•

Approval of a provision in new Home Federal Bancorp’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Home Federal Bancorp’s outstanding voting stock;

•

Approval of a provision in new Home Federal Bancorp’s articles of incorporation requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s articles of incorporation; and

•	Approval of a provision in new Home Federal Bancorp’s bylaws requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s bylaws.

           The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals 3a through 3f were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Office of Thrift Supervision regulations governing mutual to stock conversions do not provide for votes on matters other than the plan of conversion and reorganization. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion and reorganization, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals

i

may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Home Federal Bancorp if such attempts are not approved by the Board of Directors, or may make the removal of the board of directors management, or the appointment of new directors, more difficult.

Q.          What is the conversion?

A.          Home Federal Bank, Home Federal Bancorp and Home Federal MHC are converting from a mutual holding company structure to a fully-public ownership structure.  Currently, Home Federal MHC owns 58.9% of Home Federal Bancorp’s common stock. The remaining 41.1% of common stock is owned by public stockholders. As a result of the conversion, our newly formed company, called new Home Federal Bancorp, will become the parent of Home Federal Bank.

          Shares of common stock of new Home Federal Bancorp, representing the current 58.9% ownership interest of Home Federal MHC in Home Federal Bancorp, are being offered for sale to eligible depositors and to the public. At the completion of the conversion and offering, current public stockholders of Home Federal Bancorp will exchange their shares of Home Federal Bancorp common stock for shares of common stock of new Home Federal Bancorp.

          After the conversion and offering are completed, Home Federal Bank will become a wholly-owned subsidiary of new Home Federal Bancorp, and 100% of the common stock of new Home Federal Bancorp will be owned by public stockholders. As a result of the conversion and offering, Home Federal MHC and Home Federal Bancorp will cease to exist.

          See “The Conversion and Stock Offering” beginning on page 130 of this proxy statement/prospectus, for more information about the conversion.

Q.          What will stockholders receive for their existing Home Federal Bancorp shares?

A.          As more fully described in the section entitled “The Conversion and Stock Offering,” depending on the number of shares sold in the stock offering, each share of common stock of Home Federal Bancorp that you own immediately prior to the completion of the conversion and stock offering will be exchanged for between 7,103,110 new shares of new Home Federal Bancorp at the minimum and 9,610,090 new shares of new Home Federal Bancorp at the maximum of the offering range (cash will be paid in lieu of fractional shares). For example, if you own 100 shares of Home Federal Bancorp common stock and the exchange ratio is 1.3364, after the conversion you will receive 133 shares of new Home Federal Bancorp common stock and $6.40 in cash, the value of the fractional share, based on the $10.00 per share offering price. Stockholders who hold shares in street-name at a brokerage firm will receive these funds in their brokerage account. Stockholders who have stock certificates will receive checks. The actual number of shares you receive will depend upon the number of shares we sell in our offering, which in turn will depend upon the final appraised value of new Home Federal Bancorp. The exchange ratio will adjust based on the number of shares sold in the offering. It will not depend on the market price of Home Federal Bancorp’s common stock.

Q.           What are the reasons for the conversion and offering?

A.           We believe that this is the right time for Home Federal MHC to convert to the stock form. We are pursuing the conversion for the following general reasons:

•	The additional funds resulting from the offering will support continued growth and expansion as well as provide increased lending capability.

•

We believe that our current mutual holding company structure has limited our opportunities to acquire other institutions because we cannot now issue stock in an acquisition in an amount that would cause Home Federal MHC to own less than a majority of the outstanding shares of Home Federal Bancorp. We expect that our conversion will facilitate our ability to acquire other institutions in the future by eliminating this requirement of majority ownership by our mutual holding company. Currently, we have no plans, agreements or understandings regarding any merger or acquisition transactions.

•	The conversion will increase the number of outstanding shares held by public stockholders and we expect our stock to have greater liquidity.

           We believe that the conversion also will help us grow our loan portfolio, particularly in the commercial lending area. The increased capital from the offering proceeds will enable us to make larger loans than we have been able to in the past and make us a more effective competitor in our market areas. In order to capitalize on these opportunities we have hired and plan to hire several additional commercial lending officers who will focus on increasing our commercial loan portfolio. We believe that, as a stock-form institution, we may be in a better position to attract and retain quality loan officers. In addition, we plan to expand our banking franchise by opening additional branch offices. We are planning four to six new branches that we intend to open within the next 24 months. There is currently one new branch under construction in Nampa, Idaho and plans are being finalized for the construction of a new branch office in the Meridian, Idaho market in 2008. We hope to be able to use these new branches to enhance our commercial lending efforts in which we open new offices. In addition, we believe that there may be opportunities to make acquisitions of other financial institutions in the future, although we do not currently have any plans, agreements or understandings regarding any acquisition transactions. The proceeds from the offering as well as the stock form of ownership will facilitate our ability to consider acquisitions in the future.

Q.          Why should I vote?

A.          You are not required to vote, but your vote is very important. In order for us to implement the plan of conversion and reorganization, we must receive the affirmative vote of the holders of a majority of the outstanding shares of Home Federal Bancorp common stock, other than shares held by Home Federal MHC. YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PLAN OF CONVERSION AND REORGANIZATION.

Q.          What happens if I don’t vote?

A.          Your prompt vote is very important. Not voting will have the same effect as voting “Against” the plan of conversion and reorganization.  Without sufficient favorable votes “for” the conversion, we will not proceed with the conversion and offering.

Q.          How do I vote?

A.          You should sign your proxy card and return it in the enclosed proxy reply envelope. Please vote promptly. Not voting has the same effect as voting “Against.”

Q.          If my shares are held in street name, will my broker automatically vote on my behalf?

A.          No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.          What if I do not give voting instructions to my broker?

A.          Your vote is important. If you do not instruct your broker to vote your shares by proxy they will not be voted, and each unvoted share will have the same effect as a vote against the plan of conversion and reorganization.

Q.          How will my existing Home Federal Bancorp shares be exchanged?

A.          The conversion of your shares of Home Federal Bancorp common stock into the right to receive shares of new Home Federal Bancorp common stock will occur automatically on the effective date of the conversion, although you will need to exchange your stock certificate(s) if you hold shares in certificate form. As soon as practicable after the effective date of the conversion and reorganization, our exchange agent will send a transmittal form to you. The transmittal forms are expected to be mailed promptly after the effective date and will contain instructions on how to submit the stock certificate(s) representing existing shares of Home Federal Bancorp common stock. No fractional shares of new Home Federal Bancorp common stock will be issued to you when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a certificate, you will be paid by check an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $10.00. If your shares are held in street name, you will automatically receive cash in lieu of fractional shares.

Q.          Should I submit my stock certificates now?

A.          No. If you hold your certificate(s), instructions for exchanging the shares will be sent to you after completion of the conversion and stock offering. If your shares are held in “street name,” rather than in certificate form, the share exchange will occur automatically upon completion of the conversion and stock offering.

Further Questions?

             For answers to other questions, please read this proxy statement/prospectus. Questions about the stock offering or voting may be directed to the Stock Information Center by calling (208) ________, Monday - Friday, from ___ a.m. to ____ p.m., Mountain time.

SUMMARY

          The following summary highlights the material information from this proxy statement/prospectus and may not contain all the information that is important to you. You should read this entire document carefully, including the sections entitled “Risk Factors” and “The Conversion and Stock Offering” and the consolidated financial statements and the notes to the consolidated financial statements.

What This Document Is About

          The boards of directors of Home Federal Bancorp, Home Federal MHC, Home Federal Bank and new Home Federal Bancorp have adopted a plan of conversion and reorganization pursuant to which Home Federal Bank will reorganize from a mutual holding company structure to a stock form holding company structure. As part of the conversion, Home Federal Bank formed new Home Federal Bancorp. Public stockholders of Home Federal Bancorp will receive shares in new Home Federal Bancorp in exchange for their shares of Home Federal Bancorp common stock based on an exchange ratio. This conversion to a stock holding company structure also includes the offering by new Home Federal Bancorp of shares of its common stock to eligible depositors and borrowers of Home Federal Bank in a subscription offering and, if necessary, to the public in a community offering and syndicated community offering. Following the conversion and offering, Home Federal MHC and Home Federal Bancorp will no longer exist and new Home Federal Bancorp will be the parent company of Home Federal Bank.

          The conversion and offering cannot be completed unless the stockholders of Home Federal Bancorp approve the plan of conversion and reorganization. Home Federal Bancorp’s stockholders will vote on the plan of conversion and reorganization at Home Federal Bancorp’s special meeting. This document is the proxy statement used by Home Federal Bancorp’s board of directors to solicit proxies for the special meeting. It is also the prospectus of new Home Federal Bancorp regarding the shares of new Home Federal Bancorp common stock to be issued to Home Federal Bancorp’s stockholders in the share exchange. This document does not serve as the prospectus relating to the offering by new Home Federal Bancorp of its shares of common stock in the subscription offering and any community offering or syndicated community offering, both of which will be made pursuant to a separate prospectus.

          In addition, informational proposals relating to new Home Federal Bancorp’s articles of incorporation are also described in this proxy statement/prospectus, but, due to Office of Thrift Supervision regulations, are not subject to a vote of Home Federal Bancorp stockholders. Home Federal Bancorp stockholders are not being asked to approve these informational proposals at the special meeting.

The Home Federal Bancorp Special Meeting

          Date, Time and Place.  Home Federal Bancorp will hold its special meeting of stockholders to consider and vote on the plan of conversion and reorganization at the ___________, ___________, Nampa, Idaho on _____ __, 2007 at ____ p.m., Mountain Time.

          Record Date.  The record date for stockholders entitled to vote at the special meeting of stockholders is _________ __, 2007.  As of that date, ____________ shares of Home Federal Bancorp common stock were outstanding and entitled to vote at the special meeting.

          The Proposal s .  Stockholders will be voting on the following proposals at the special meeting:

1.	Approval of the plan of conversion and reorganization;

2.

Approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion;

3.	The approval of the following informational proposals:

	3a	Approval of an increase in the authorized shares of capital stock;

	3b	Approval of a provision in new Home Federal Bancorp’s articles of incorporation requiring a super-majority stockholder vote to approve mergers, consolidations and similar transactions;

	3c	Approval of a provision in new Home Federal Bancorp’s articles of incorporation limiting the ability of stockholders to remove directors;

3d

Approval of a provision in new Home Federal Bancorp’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Home Federal Bancorp’s outstanding voting stock;

3e

Approval of a provision in new Home Federal Bancorp’s articles of incorporation requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s articles of incorporation; and

	3f	Approval of a provision in new Home Federal Bancorp’s bylaws requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s bylaws.

4.	Any other matters that may properly come before the special meeting or any adjournment or postponement thereof (management is not aware of any such matters).

          The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals 3a through 3f were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion and reorganization, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Home Federal Bancorp if such attempts are not approved by the Board of Directors, or may make the removal of the board of directors management, or the appointment of new directors, more difficult.

Vote Required

          Proposal 1: Approval of the plan of conversion and reorganization. We must obtain the affirmative vote of (i) the holders of a majority of the outstanding shares of common stock of Home Federal Bancorp, other than Home Federal MHC, and (ii) the holders of two-thirds of the votes eligible to be cast by stockholders of Home Federal Bancorp, including Home Federal MHC.

           Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of Home Federal Bancorp common stock to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and reorganization.

           Informational Proposals 3a through 3f. The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals 3a through 3f were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Office of Thrift Supervision regulations governing mutual to stock conversions do not provide for votes on matters other than the plan of conversion and reorganization. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion and reorganization, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Home Federal Bancorp if such attempts are not approved by the Board of Directors, or may make the removal of the board of directors management, or the appointment of new directors, more difficult.

          Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Home Federal Bancorp.

          As of the voting record date, the directors and executive officers of Home Federal Bancorp owned ________ shares, or approximately ___% of the outstanding shares of Home Federal Bancorp common stock eligible to vote at the special meeting and Home Federal MHC owned 8,979,246 shares, or approximately 58.9% of the outstanding shares of Home Federal Bancorp common stock. Home Federal MHC will vote all of its shares “FOR” the plan of conversion and reorganization , “FOR” approval of the adjournment of the special meeting, and “FOR” each of the Informational Proposals 3a through 3f .

          Your board of directors unanimously recommends that you vote “FOR” the plan of conversion and reorganization , “FOR” the adjournment of the special meeting, and “FOR” the Informational Proposals 3a through 3f .

The Companies

          New Home Federal Bancorp, Inc.  New Home Federal Bancorp is a newly formed Maryland corporation.  New Home Federal Bancorp is offering for sale to certain depositors and borrowers of Home Federal Bank and others, shares of its common stock representing the 58.9% ownership interest in Home Federal Bancorp, the mid-tier stock holding company, that is currently owned by Home Federal MHC. The remaining 41.1% ownership interest in Home Federal Bancorp is currently owned by other stockholders (who are sometimes referred to as the “public stockholders”) and will be exchanged for shares of new Home Federal Bancorp’s common stock based on an exchange ratio of 1.1360 to 1.5369. The exchange ratio may be increased to as much as 1.7674 in the event the maximum of the offering range is increased by 15%. The actual exchange ratio will be determined at the closing of the offering and will depend on the number of shares of new Home Federal Bancorp’s common stock sold in the stock offering. The executive offices of new Home Federal Bancorp are located at 500 12th Avenue South, Nampa, Idaho 83651, and its telephone number is (208) 466-4634.

          Home Federal Bank.  Home Federal Bank was founded in 1920 as a building and loan association and reorganized as a federal mutual savings and loan association in 1936.  We are a community-based financial institution primarily serving the Boise, Idaho and surrounding metropolitan area known as the Treasure Valley region of southwestern Idaho, including Ada, Canyon, Elmore and Gem counties.  We conduct our operations through our 15 full-service banking offices, and two loan centers.  Included in our 15 full-service banking offices are six Wal-Mart in-store branch locations.  We are in the business of attracting deposits from the public and utilizing those deposits, along with other borrowings, to originate loans.  We offer a wide range of loan products to meet the demands of our customers.  Historically, lending activities have been primarily directed toward the origination of residential and commercial real estate loans.  Real estate lending activities have been primarily focused on first mortgages on owner occupied, one- to four-family residential properties.  To an increasing extent in recent years, lending activities have also included the origination of residential and commercial construction and land development loans and home equity loans.  While continuing our commitment to residential lending, management expects commercial lending, including commercial real estate, builder finance and commercial business lending, to become increasingly important activities for us.  Consistent with this strategy, we appointed Mr. Len E. Williams as President of Home Federal Bank in September 2006 and to Home Federal Bancorp’s board of directors in April 2007.  Mr. Williams has extensive experience in business related lending.  Before starting his tenure with us, Mr. Williams served as Senior Vice President and Head of Business Banking of Fifth Third Bank and held several management positions with Key Bank, including President of Business Banking from 2003 to 2005.  We expect him to succeed Mr. Daniel L. Stevens, Home Federal Bancorp’s Chairman, President and Chief Executive Officer, as President and Chief Executive Officer of new Home Federal Bancorp and Home Federal Bank in October 2008.

          At June 30, 2007, we had total assets of $728.3 million, deposit accounts of $418.7 million and equity of $110.0 million. Home Federal Bank maintains a website at www.myhomefed.com.

          Home Federal MHC.  Home Federal MHC currently is the mutual holding company parent of Home Federal Bancorp. The principal business purpose of Home Federal MHC is owning more than a majority of the outstanding shares of common stock of Home Federal Bancorp. Home Federal MHC currently owns 58.9% of the outstanding shares of Home Federal Bancorp. Home Federal MHC will no longer exist upon completion of the conversion and offering.

          Home Federal Bancorp, Inc. Home Federal Bancorp, Inc. is a federal corporation and a mid-tier holding company that owns 100% of Home Federal Bank.   It was formed in 2004 in connection with the reorganization of Home Federal Bank into the mutual holding company form of organization.  Effective with the reorganization, it became a stock holding company and the wholly-owned subsidiary of Home Federal MHC, a federally chartered mutual holding company.

          Home Federal Bancorp conducts its business as a savings and loan holding company and has no significant liabilities.  Its primary business consists of directing, planning and coordinating the business activities of Home Federal Bank.

Stockholders of Home Federal Bancorp who receive new Home Federal Bancorp common stock in exchange for their stock in the conversion will receive lesser rights as stockholders than they currently have.

           As a result of the conversion, existing stockholders of Home Federal Bancorp will become stockholders of new Home Federal Bancorp. The rights of stockholders of new Home Federal Bancorp will be less than the rights Home Federal Bancorp stockholders currently have. The decrease in stockholder rights results from differences between the articles of incorporation and bylaws of new Home Federal Bancorp and the charter and bylaws of Home Federal Bancorp and from distinctions between Maryland and federal law. The differences in stockholder rights under the articles of incorporation and bylaws of new Home Federal Bancorp are not mandated by Maryland law but have been chosen by management as being in the best interests of the corporation and all of its stockholders. However, the provisions in new Home Federal Bancorp’s articles of incorporation and bylaws may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the Board of Directors or management, or the appointment of new directors, more difficult. A comparison of the differences in stockholder rights include the following:

	Home Federal Bancorp	New Home Federal Bancorp

Increased vote for removal of directors for cause	Directors may be removed for cause by the affirmative vote of a majority of the outstanding shares.	Directors may be removed for cause by an affirmative vote of 80% or more of the outstanding shares.

Additional lead time for stockholder proposals and director nominations	Any stockholder proposal for an annual meeting must be submitted five days before the meeting for new business and 60days before the meeting for nominations for directors.

Any stockholder proposal for an annual meeting must be submitted not less than 90 days nor more than 120 days before the anniversary of the preceding year’s meeting. Nominations for directors must be submitted not less than 90 days nor more than 120 days before the meeting.

Increased vote to amend articles of incorporation	Need to be approved by board of directors and preliminarily approved by the Office of Thrift Supervision and a majority of the total votes of stockholders eligible to be cast.	Generally may be amended by a majority vote of stockholders except certain provisions require approval by the holders of 80% or more of the outstanding shares.

Increased vote to amend bylaws	Need a majority vote of board of directors or a majority of votes cast by stockholders as well as approval from the Office of Thrift Supervision.	Majority vote of the board of directors or the affirmative vote of 80% or more of the outstanding shares.

Requirement for approval of business combinations with interested stockholders	No requirement.	Certain business combinations involving “interested shareholders” require the affirmative vote of 80% or more of the outstanding shares.

Greater vote required to call a special meeting of stockholders	May be called by Chairman, President, a majority of the board of directors or holders of not less than 10% of the outstanding shares.	May be called by President, a majority of the board of directors or holders of not less than a majority of the outstanding shares.

Restrictions on payment of greenmail	No requirement.	Prohibits new Home Federal Bancorp from acquiring shares from any owner of 5% or more of the outstanding shares unless certain conditions are satisfied.

Additional limitation on voting shares held in excess of 10% of the outstanding shares after five years from the conversion	No restriction after five years.	May not vote shares held in excess of 10% of the outstanding shares.

           See “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp’s Stockholders” for a further discussion of these differences.

RISK FACTORS

You should consider these risk factors, in addition to the other information in this prospectus, in deciding how to vote on the conversion and before deciding whether to make an investment in new Home Federal Bancorp’s stock.

Risks Related to Our Business

Our increased emphasis on commercial lending may expose us to increased lending risks.

Our business strategy is focused on the expansion of commercial real estate, construction and land development and commercial business lending. These types of lending activities, while potentially more profitable than single-family residential lending, are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation and financial statement analysis in these types of loans requires a more detailed analysis at the time of loan underwriting and on an ongoing basis. While economic trends in the Treasure Valley Region of Southwest Idaho have been relatively positive, a decline in real estate values, would reduce the value of the real estate collateral securing our loans and increase the risk that we would incur losses if borrowers defaulted on their loans. In addition, these loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Further, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Accordingly, when there are defaults and losses on these types of loans, they are often larger on a per loan basis than those for permanent single-family or consumer loans. A secondary market for most types of commercial real estate and construction loans is not readily liquid, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans.

Our business strategy includes significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a significant growth strategy for our business. Our growth initiatives are based upon recruiting experienced personnel to lead such initiatives, and, accordingly, the failure to identify and retain such personnel would place significant limitations on our ability to execute our growth strategy. In addition, achieving our growth targets requires us to attract customers that currently have banking relationships with other financial institutions in our market, thereby increasing our share of the market. To the extent we expand our lending beyond our current market area, we could incur additional risk related to those new market areas. We cannot assure that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our profitability. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business, profitability and prospects could be harmed. Also, if our growth occurs more slowly than anticipated or declines, our profitability could be materially adversely affected.

Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. While we believe we have the executive management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth.

We are highly dependent on key individuals and a number of the members of the original senior management team that were in place at the time of our mutual holding company reorganization have either left Home Federal Bank or will be retiring in the next year and as a result there will be a new management team leading us going forward.

Consistent with our policy of focusing on select growth initiatives we are highly dependent on the continued services of a limited number of our executive officers and key management personnel. The loss of services of any of these individuals could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals.

The senior management team of Home Federal Bancorp in place at the time of the mutual holding company reorganization had worked together for a number of years and, until recently, virtually all of them had worked for us for five years or more. Daniel L. Stevens who has been our President and Chief Executive Officer since 1995 has announced that he will retire on September 30, 2008 and has begun the transition to his retirement, including working with his replacement, Len E. Williams. Roger D. Eisenbarth who has been our Senior Vice President and Chief Lending Officer since 1993 retired on October 15, 2007. Karen Wardwell who had been a Senior Vice President in Operations and Technology left in June 2007 and T. Blake Burgess our Corporate Secretary and Director of Accounting left in August 2007. In addition, we are currently interviewing potential candidates for the chief financial officer position. Once this individual is hired, Robert A. Schoelkoph, our current Chief Financial Officer, will continue to serve as Treasurer and Secretary of Home Federal Bancorp and Home Federal Bank.

While we believe we have in place qualified individuals to replace these individuals and have provided for an orderly transition, the new individuals will need to develop a cohesive and unified management team. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and profitability. Moreover, our anticipated growth is expected to place increased demands on our human resources and will require the recruitment of additional middle management personnel. The competition to hire experienced banking professionals is also intense. If we are unable to attract qualified banking professionals, our expansion plans could be delayed or curtailed and our business, financial condition, and profitability may be adversely affected.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates could materially affect our net interest spread, asset quality, origination volume, and overall profitability.

Interest rates have recently been at historically low levels. However, since June 30, 2004, the U.S. Federal Reserve Board has increased its target for the federal funds rate 17 times, from 1.00% to 5.25%. While these short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans such as one- to four-family residential mortgages) have not. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin to date. If short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we would experience further compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. At June 30, 2007, we had $215.2 million in loans due after one year with fixed rates of interest, representing 43.4% of our total loan portfolio and 29.5% of our total assets. Our most recent “rate shock” analysis indicates that our net portfolio value would be more adversely affected by an increase in interest rates than by a decrease. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset and Liability Management and Market Risk.”

Our business is subject to various lending risks which could adversely impact our results of operations and financial condition.

Our business strategy centers on the continued transition to commercial banking activities in order to expand our net interest margin. Consistent with this strategy, we are working to further reduce the percentage of our assets that are lower-yielding residential loans and mortgage-backed securities and to increase the percentage of our assets consisting of construction and land development, commercial and multi-family real estate and commercial business loans that have higher risk-adjusted returns. Our increasing focus on these types of lending will continue to increase our risk profile relative to traditional thrift institutions as we continue to implement our business strategy for the following reasons:

Our commercial and multi-family real estate loans involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. We originate commercial and multi-family real estate loans for individuals and businesses for various purposes which are secured by commercial properties. As of June 30, 2007, $134.7 million, or 27.2% and $6.9 million, or 1.4% (excluding commercial real estate construction loans of $15.2 million), of our total loan portfolio was secured by commercial and multi-family real estate property, respectively.

The credit risk related to commercial and multi-family real estate loans is considered to be greater than the risk related to one- to four-family residential or consumer loans because the repayment of commercial and multifamily real estate loans typically is dependent on the income stream of the real estate securing the loan as collateral and the successful operation of the borrower’s business, which can be significantly affected by conditions in the real estate markets or in the economy. For example, if the cash flow from the borrower’s project is reduced as a result of leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. In addition, many of our commercial and multi-family real estate loans are not fully amortizing and contain large balloon payments upon maturity. These balloon payments may require the borrower to either sell or refinance the underlying property in order to make the balloon payment.

If we foreclose on a commercial and multi-family real estate loan, our holding period for the collateral typically is longer than for one- to four-family residential mortgage loans because there are fewer potential purchasers of the collateral. Additionally, commercial and multi-family real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if we make any errors in judgment in the collectibility of our commercial and multi-family real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. See “Business of Home Federal Bancorp and Home Federal Bank – Lending Activities – Commercial and Multi-Family Real Estate Lending.”

Our construction and land development loans are based upon estimates of costs and value associated with the complete project. We make land purchase, lot development and real estate construction loans to individuals and builders, primarily for the construction of residential properties and, to a lesser extent, commercial and multi-family real estate projects. We will originate these loans whether or not the collateral property underlying the loan is under contract for sale. Residential real estate construction loans include single-family tract construction loans for the construction of entry level residential homes. Over the last two years, we have significantly increased the amount of construction and land development loans in our loan portfolio, both in dollar amounts and as a percentage of our total loans. At June 30, 2007, $46.2 million or 9.32% of our total loan portfolio consisted of construction and land development loans.

Our construction and land development loans are based upon estimates of costs and values associated with the completed project, which may be inaccurate. Construction and land development lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. These loans often involve the disbursement of substantial funds with repayment primarily dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in the Treasure Valley Region of Southwest, Idaho. Further, if we lost our relationship with one or more of our larger borrowers building in these counties or there is a decline in the demand for new housing in these counties, it is expected that the demand for construction loans would decline, our liquidity would substantially increase and our net income would be adversely affected.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. At June 30, 2007, commercial business loans totaled $4.1 million of our total loan portfolio, however, we intend to significantly expand these types of loans as a percentage of our total loan portfolio. Our commercial business loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from it customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could be reduced.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and evaluate economic conditions. Management recognizes that significant new growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover actual losses, resulting in additions to our allowance. Material additions to our allowance could materially decrease our net income. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our financial condition and profitability.

If the value of real estate in the Boise metropolitan area were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With substantially all of our loans secured by real property and concentrated in the State of Idaho, and specifically 43.9%, 30.0%, 4.4% and 3.2%, respectively, of our total loan portfolio concentrated in Ada, Canyon, Elmore and Gem counties, Idaho, respectively, a decline in local economic conditions could adversely affect the values of our real estate collateral. As a result, we have a greater risk of loan defaults and losses in the event of an economic downturn in our market area as adverse economic changes may have a negative effect on the ability of our borrowers to make timely repayment of their loans. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values to satisfy the debt, our financial condition and profitability could be adversely affected.

Because our loans are concentrated to borrowers in our market area, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

Because the majority of our borrowers and depositors are individuals and businesses located and doing business in the Boise and surrounding metropolitan area, our success depends to a significant extent upon economic conditions in the Boise and surrounding metropolitan area. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We do not have the ability of a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Idaho could adversely affect the value of our assets, revenues, profitability and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share through our branching strategy. We are planning four to six new branches that we intend to open within the next 24 months. There are costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, any new branch may negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, there is a risk that our new branches will not be successful even after they have been established.

If external funds are not available, this could adversely impact our growth and future prospects.

We rely on deposits, brokered deposits, Federal Home Loan Bank advances and other borrowings to fund our operations. Although we have historically been able to replace maturing deposits if desired, no assurance can be given that we will be able to replace such funds in the future if our financial condition or market conditions were to change. Although we consider the sources of existing funds adequate for our current liquidity needs, we may seek additional brokered deposits or debt in the future to achieve our long-term business objectives. There can be no assurance additional funds, if sought, would be available to us or, if available, would be on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by us, which could limit our growth and profitability.

We face direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. Competition in originating loans comes primarily from other banks, mortgage companies and consumer finance institutions that make loans in our primary market areas. We also face substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles.

In addition, banks with larger capitalization and non-bank financial institutions that are not governed by bank regulatory restrictions have large lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than us, have been in business for a long period of time and have established customer bases and name recognition.

We compete for loans principally on the basis of interest rates and loan fees, the types of loans we originate and the quality of service we provide to borrowers. Our ability to attract and retain deposits requires that we provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, we may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. If we are not able to effectively compete in our market area, our profitability may be negatively affected, potentially limiting our ability to pay dividends. The greater resources and deposit and loan products offered by some of our competitors may also limit our ability to increase our interest-earning assets. See “Business of Home Federal Bancorp and Home Federal Bank – Competition.”

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to extensive regulation which could adversely affect our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations applicable to it are subject to regular modification and change. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations or otherwise materially and adversely affect our business, financial condition, prospects or profitability. See “How We Are Regulated – Regulation and Supervision of Home Federal Bank.”

Risks Related to the Offering

The Market Value of new Home Federal Bancorp Common Stock Received in the Share Exchange May Be Less than the Market Value of Home Federal Bancorp Common Stock Exchanged

           The number of shares of new Home Federal Bancorp common stock you receive will be based on an exchange ratio which will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Home Federal Bancorp common stock held by the public prior to the conversion, the final independent appraisal of new Home Federal Bancorp common stock prepared by RP Financial and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public shareholders of Home Federal Bancorp common stock will own approximately the same percentage of new Home Federal Bancorp common stock after the conversion and offering as they owned of Home Federal Bancorp common stock immediately prior to completion of the conversion and offering, exclusive of the effect of their purchase of additional shares in the offering and the receipt of cash in lieu of fractional shares. The exchange ratio will not depend on the market price of Home Federal Bancorp’s common stock.

           The exchange ratio ranges from a minimum of 1.1360 to a maximum of 1.5369 shares of new Home Federal Bancorp common stock per share of Home Federal Bancorp common stock. Under certain circumstances, the pro forma market value can be adjusted upward by 15.0% to reflect changes in market conditions, and, at the adjusted maximum, the exchange ratio would be 1.7674 shares of new Home Federal Bancorp common stock per share of Home Federal Bancorp common stock. Shares of new Home Federal Bancorp common stock issued in the share exchange will have an initial value of $10.00 per share. The exchange ratio and the number of shares of new Home Federal Bancorp you would receive in exchange for your Home Federal Bancorp shares will be determined by the number of shares we sell in the offering. The higher the number of shares sold, the higher the exchange ratio. If the offering closes at the minimum of the offering range and you own 100 shares of Home Federal Bancorp common stock, you would receive 113 shares of new Home Federal Bancorp common stock, which would have an initial value of $1,130 based on the offering price, plus $6.00 cash. If the offering closes at 15% above the maximum of the offering range, you would receive 176 shares of new Home Federal Bancorp common stock for each 100 shares of Home Federal Bancorp stock, with an initial value of $1,760 based on the offering price, plus $7.00 cash. We cannot tell you today whether the offering will close at the minimum or some other point in the valuation range. Depending on the exchange ratio and the market value of Home Federal Bancorp common stock at the time of the exchange, the initial market value of the new Home Federal Bancorp common stock that you receive in the share exchange could be less than the market value of the Home Federal Bancorp common stock that you currently own. Based on the $_____ per share closing price of Home Federal Bancorp common stock as of the date of this proxy/prospectus, unless at least __________ shares of new Home Federal Bancorp common stock are sold in the offering (slightly above the mid-point of the offering range), the initial value of the new Home Federal Bancorp common stock you receive in the share exchange would be less than the market value of the Home Federal Bancorp common stock you currently own. See “The Conversion and Stock Offering – Delivery and Exchange of Stock Certificates” and “The Conversion and Stock Offering – Effect of the Conversion on Current Stockholders.”

After this offering, our compensation expenses will increase and our return on equity will be low compared to other companies. These factors could negatively impact the price of our stock.

The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully deploy those proceeds in our business operations. Our compensation expense will increase because of the costs associated with the employee stock ownership and new stock-based incentive plans. These additional expenses will adversely affect our net income. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients. We estimate, once these plans are adopted, the increase in compensation expense will be approximately $1.6 million on an after-tax basis, based on the maximum of the valuation range. As a result we expect our return on equity to be below our historical level and less than many of our regional and national peers. Following the first step conversion, which occurred in December 2004, return on equity decreased from 10.47% for the year ended September 30, 2004 to 5.69% for the year ended September 30, 2005. In addition, return on assets also decreased from 0.93% for the year ended September 30, 2004 to 0.82% for the year ended September 30, 2005. For the nine months ended June 30, 2007 and for the year ended September 30, 2006, our return on equity was 4.92% and 5.90%, respectively. Although we expect that our net income will increase following the offering, we expect that our return on equity will also be reduced as a result of the additional capital that we will raise in the offering. For example, our pro forma return on equity for the twelve months ended June 30, 2007 was 3.36%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by RP Financial in its appraisal had an average return on equity of 7.18% for the twelve months ended June 30, 2007. If our return on equity remains below the industry average following the stock offering, this could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see “Pro Forma Data.”

Holders of New Home Federal Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop.

           Currently shares of Home Federal Bancorp’s common stock are listed on the Nasdaq Global Market under the symbol “HOME” and there is an established market for the common stock In connection with the offering, we have applied to have our common stock listed for trading on the Nasdaq Global Select Market under the symbol “HOME”. We cannot predict whether a liquid trading market in shares of new Home Federal Bancorp’s common stock will develop or how liquid that market might become. The development of a liquid public market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. See “Market for Our Common Stock.”

Our stock price may decline when trading commences.

           If you purchase shares in the offering, you may not be able to sell them at above the $10.00 per share purchase price even if a liquid trading market develops. The shares of several recent offerings in connection with second step conversions have traded below the initial offering price after completion of the offering. After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, investor perceptions, securities analysts reports and general industry, geopolitical and economic conditions. See “The Conversion and Stock Offering – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering.”

The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of Home Federal Bancorp.

Our directors and executive officers, as a group, beneficially owned approximately 4.42% of Home Federal Bancorp’s outstanding common stock as of June 30, 2007 which will be exchanged for new Home Federal Bancorp common stock. Our board of directors and executive officers intend to purchase approximately 0.5% and 0.4% of additional common stock at the minimum and maximum of the offering range, respectively. These purchases, together with their prior ownership, as well as their potential acquisition of common stock through the employee stock ownership plan and proposed new stock option and stock recognition and retention plans will result in ownership by insiders of new Home Federal Bancorp in excess of 13.9% of the total shares issued in the offering at the maximum of the offering range. This inside ownership and provisions in our articles of incorporation and bylaws may discourage attempts to acquire new Home

Federal Bancorp, pursue a proxy contest for control of new Home Federal Bancorp, assume control of new Home Federal Bancorp by a holder of a large block of common stock, and remove new Home Federal Bancorp’s management, all of which stockholders might think are in their best interests. These provisions include a prohibition on any holder of common stock voting more than 10% of the outstanding common stock. See “Restrictions on Acquisition of Home Federal Bancorp and Home Federal – Anti-takeover Provisions in Home Federal Bancorp’s Articles of Incorporation and Bylaws.”

In addition, the business corporation law of Maryland, the state where new Home Federal Bancorp is incorporated, provides for certain restrictions on acquisition of new Home Federal Bancorp. Furthermore, federal law restricts acquisitions of control of savings and loan holding companies such as new Home Federal Bancorp.

We intend to remain independent which may mean you will not receive a premium for your common stock.

We intend to remain independent for the foreseeable future. Because we do not plan on seeking possible acquirors, it is unlikely that we will be acquired in the foreseeable future. Accordingly, you should not purchase our common stock with any expectation that a takeover premium will be paid to you in the near term.

We intend to grant stock options and restricted stock to the board of directors and certain employees following the conversion which will likely reduce your ownership interest.

           New Home Federal Bancorp’s articles of incorporation would not restrict new Home Federal Bancorp from adopting other stock-related compensation plans, however, the rules of the NASDAQ Stock Market, on which the common stock of Home Federal Bancorp is currently listed and on which the common stock of new Home Federal Bancorp will be listed, generally require stockholder approval of most compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations. In addition, we plan to submit the stock compensation plans discussed in this prospectus to the stockholders for their approval. For a further discussion, see “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp’s Stockholders - Issuance of Capital Stock.”

If approved by a vote of the stockholders following the conversion, we intend to establish a new stock option plan with a number of shares equal to 8.7% of the shares sold in the offering and a new stock recognition and retention plan with a number of shares equal to 3.5% of the shares sold in the offering. These new stock benefit plans are being established for the benefit of selected directors, officers and employees of new Home Federal Bancorp and Home Federal Bank and are worth a total of $8.0 million at the purchase price, based on the maximum of the estimated offering range. Awards under these plans will likely reduce the ownership interest of all stockholders by increasing the number of shares outstanding. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under the new stock option plan and the new stock recognition and retention plan would dilute the voting interests of existing stockholders, by up to 4.9% and 2.0%, respectively. For further discussion regarding these plans, see “Pro Forma Data” and “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization.”

INFORMATION ABOUT THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON ________ __, 2007

General

          This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Home Federal Bancorp of proxies to be voted at the special meeting of stockholders to be held at the ______________, _______________, Nampa, Idaho on_________, _______ __, 2007 at _____ p.m., Mountain Time, and any adjournment or postponement thereof.

          The purpose of the special meeting is to consider and vote upon the plan of conversion and reorganization of Home Federal MHC, Home Federal Bancorp, new Home Federal Bancorp and Home Federal Bank. In addition, stockholders will vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and reorganization. Stockholders will vote on the approval of the following informational proposals with respect to the articles of incorporation and bylaws of new Home Federal Bancorp:

•

increasing the authorized capital stock of new Home Federal Bancorp to 90,000,000 shares of serial preferred stock and 10,000,000 shares of common stock from 50,000,000 shares of serial preferred stock and 5,000,000 shares of common stock in Home Federal Bancorp’s Articles of Incorporation;

•

a super-majority stockholder approval requirement for mergers, consolidations and similar transactions, unless they have been approved in advance by at least two-thirds of the board of directors of new Home Federal Bancorp;

•	a higher stockholder vote requirement for the removal of directors from the board of directors of new Home Federal Bancorp;

•

a limitation on the voting rights of shares beneficially owned in excess of 10% of new Home Federal Bancorp’s outstanding voting stock, and a limitation on the acquisition of over 10% of new Home Federal Bancorp’s common stock during the first five years following the conversion;

•	a super-majority stockholder approval requirement for amendments to certain provisions in the articles of incorporation of new Home Federal Bancorp; and

•	a super-majority stockholder approval requirement for amendments to certain provisions in the bylaws of new Home Federal Bancorp.

          The plan of conversion and reorganization provides for a series of transactions, referred to as the conversion and offering, which will result in the elimination of the mutual holding company. The plan of conversion and reorganization will also result in the creation of a new stock form holding company which will own all of the outstanding shares of Home Federal Bank, the exchange of shares of common stock of Home Federal Bancorp by stockholders other than Home Federal MHC, who are referred to as the “public stockholders,” for shares of the new stock form holding company, new Home Federal Bancorp, the issuance and the sale of additional shares to certain depositors and borrowers of Home Federal Bank and others in the offering. The conversion and offering will be accomplished through a series of substantially simultaneous and interdependent transactions as follows:

•	Home Federal Bancorp will convert to a federal interim stock savings institution and simultaneously merge with and into Home Federal Bank with Home Federal Bank being the survivor; and

•

Home Federal MHC company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Home Federal Bank, pursuant to which the mutual holding company will cease to exist and the shares of Home Federal Bancorp common stock held by the mutual holding company will be canceled; and

•

an interim federal savings association will be formed as a wholly owned subsidiary of the newly formed Maryland corporation, new Home Federal Bancorp, and then will merge with and into Home Federal Bank.

          As a result of the above transactions, Home Federal Bank will become a wholly-owned subsidiary of the new holding company, new Home Federal Bancorp, and the outstanding shares of Home Federal Bancorp common stock will be converted into shares of new Home Federal Bancorp common stock pursuant to the exchange ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of new Home Federal Bancorp common stock to be outstanding upon completion of the conversion and offering as the percentage of Home Federal Bancorp common stock owned by them in the aggregate immediately prior to consummation of the conversion and offering before giving effect to (a) the payment of cash in lieu of issuing fractional exchange shares, and (b) any shares of common stock purchased by public stockholders in the offering.

          This proxy statement/prospectus, together with the accompanying proxy card(s), is first being mailed or delivered to stockholders of Home Federal Bancorp on or about _______ __, 2007.

          Voting in favor of or against the plan of conversion and reorganization includes a vote for or against the conversion of Home Federal MHC to a stock holding company as contemplated by the plan of conversion and reorganization. Voting in favor of the plan of conversion and reorganization will not obligate you to purchase any common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Home Federal Bank.

Record Date and Voting Rights

          You are entitled to one vote at the special meeting for each share of Home Federal Bancorp common stock that you owned of record at the close of business on _______ __, 2007 (the “Record Date”).  On the Record Date, there were ________ shares of common stock outstanding.

          You may vote your shares at the special meeting in person or by proxy. To vote in person, you must attend the special meeting and obtain and submit a ballot, which we will provide to you at the special meeting. To vote by proxy, you must complete, sign and return the enclosed proxy card. If you properly complete your proxy card and send it to us in time to vote, your “proxy” (one of the individuals named on your proxy card) will vote your shares as you have directed.  If you sign the proxy card but do not make specific choices, your proxy will vote your shares “FOR” the proposal identified in the Notice of Special Meeting.

          If any other matter is presented, your proxy will vote the shares represented by all properly executed proxies on such matters as a majority of the board of directors determines. As of the date of this proxy statement, we know of no other matters that may be presented at the special meeting, other than that listed in the Notice of Special Meeting.

Quorum

          A quorum of stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. We will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the special meeting.

Vote Required

          Proposal 1: Approval of the plan of conversion and reorganization.  We must obtain the affirmative vote of (i) the holders of a majority of the outstanding shares of common stock of Home Federal Bancorp, other than Home Federal MHC, and (ii) the holders of two-thirds of the votes eligible to be cast by stockholders of Home Federal Bancorp, including Home Federal MHC.

           Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of Home Federal Bancorp common stock to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and reorganization.

           Informational Proposals 3a through 3f. The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals 3a through 3f were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Office of Thrift Supervision regulations governing mutual to stock conversions do not provide for votes on matters other than the plan of conversion and reorganization. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion and reorganization, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of new Home Federal Bancorp’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Home Federal Bancorp if such attempts are not approved by the Board of Directors, or may make the removal of the board of directors management, or the appointment of new directors, more difficult.

          Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Home Federal Bancorp.

          We expect that Home Federal MHC will vote all of the shares of Home Federal Bancorp common stock that it owns in favor of Proposal 1, approval of the plan of conversion and reorganization.

Effect of Broker Non-Votes

          If your broker does not vote on the proposals, this will constitute a “broker non-vote.”  Broker non-votes and abstentions will have the same effect as shares voted “Against” the plan of conversion and reorganization.

Revoking Your Proxy

          You may revoke your grant of proxy at any time before it is voted by:

•	filing a written revocation of the proxy with the Secretary;

•	submitting a signed proxy card bearing a later date; or

•	attending and voting in person at the special meeting, but you also must file a written revocation with the Secretary of the special meeting prior to the voting.

          If your shares are not registered in your own name, you will need appropriate documentation from your stockholder of record to vote personally at the special meeting. Examples of such documentation include a broker’s statement, letter or other document that will confirm your ownership of shares of Home Federal Bancorp.

Solicitation of Proxies

          This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the board of directors.  Home Federal Bancorp will pay the costs of soliciting proxies from its stockholders. To the extent necessary to permit approval of the plan of conversion and reorganization and the other proposals being considered, directors, officers or employees of Home Federal Bancorp and Home Federal Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation.

          We have retained Regan & Associates, Inc., a proxy solicitation firm, to assist in soliciting proxies in connection with the special meeting of stockholders with respect to approval of the plan of conversion and reorganization as set forth in Proposal 1. We have agreed to pay Regan & Associates, Inc. a base fee of $10,000 plus reasonable out-of-pocket expenses.  The aggregate fee will vary considerably based on the number and length of telephone solicitations made.  We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

          The board of directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the approval of the plan of conversion and reorganization and promptly return it in the enclosed self-addressed, postage-prepaid proxy reply envelope. Returning the proxy card will not prevent you from voting in person at the special meeting.

          Your prompt vote is very important. Failure to vote will have the same effect as voting against the plan of conversion and reorganization.

PROPOSAL 1

APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

          The boards of directors of Home Federal Bancorp, Home Federal MHC, new Home Federal Bancorp and Home Federal Bank have approved the plan of conversion and reorganization. The plan of conversion and reorganization also has been approved by the Office of Thrift Supervision, subject to approval by certain depositors and borrowers of Home Federal Bank and the stockholders of Home Federal Bancorp entitled to vote on the matter. Office of Thrift Supervision approval does not constitute an endorsement or recommendation of the plan of conversion and reorganization.

General

          The boards of directors of Home Federal MHC, Home Federal Bancorp and Home Federal Bank unanimously adopted the plan of conversion and reorganization on May 11, 2007 and it was amended on September 14, 2007.  The plan of conversion and reorganization has been approved by the Office of Thrift Supervision, subject to, among other things, approval of the plan of conversion and reorganization by certain depositors and borrowers of Home Federal Bank and the stockholders of Home Federal Bancorp. The special meeting of stockholders has been called for this purpose on _______ __, 2007.

          The conversion to a stock holding company structure also includes the offering by new Home Federal Bancorp of its shares to qualifying depositors and borrowers of Home Federal Bank in a subscription offering and to certain other persons in a community offering and/or syndicated community offering. The conversion and offering will be effected as described under “The Conversion And Stock Offering.” The plan of conversion and reorganization has been included as an exhibit to the registration statement filed with the SEC. See “Where You Can Find More Information” in this proxy statement/prospectus.

Our Reasons for the Conversion

          Because it is a mutual holding company, Home Federal MHC has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital.  Home Federal Bancorp may issue shares but only to a limited extent, as Home Federal MHC must own a majority of its shares of common stock.  This conversion is another step in our strategic plan to increase our capital and expand our operations.

          Upon completion of the conversion, we will no longer be in the mutual holding company form of organization and Home Federal Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions.  The ability to raise new equity capital through the issuance and sale of capital stock of new Home Federal Bancorp will allow Home Federal Bank the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors.  It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require.  The ability to attract new capital also will help better address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses.  The acquisition alternatives available to Home Federal MHC are limited as a mutual holding company.  However, after the conversion, we will have increased ability to merge with other institutions.  Finally, the ability to issue additional capital stock will enable us to establish additional stock compensation plans for directors, officers and employees, giving them equity interests in new Home Federal Bancorp and greater incentive to improve its performance.  For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization.”

          The disadvantages of the offering considered the fact that operating in the stock holding company form of organization could subject Home Federal Bancorp to contests for corporate control, including the possibility that a director could be elected that advocates the particular position of the group which elected him or her, rather than positions that are in the best interests of new Home Federal Bancorp and all stockholders.

          After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, including remaining as a mutual holding company, the boards of directors of Home Federal MHC, Home Federal Bancorp and Home Federal Bank approved the conversion as being in the best interests of our companies and equitable to the members of Home Federal MHC.

Effect of the Conversion on Current Stockholders

          Effect on Outstanding Shares of Home Federal Bancorp.  Federal regulations provide that in a conversion of a mutual holding company to stock form, the public stockholders of Home Federal Bancorp will be entitled to exchange their shares of common stock for common stock of the converted holding company, provided that the federal savings bank and the mutual holding company demonstrate to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable.  Each publicly held share of Home Federal Bancorp common stock will, on the date of completion of the conversion, be automatically converted into and become the right to receive a number of shares of common stock of new Home Federal Bancorp determined pursuant to the exchange ratio (we refer to these shares as the “exchange shares”).  The public stockholders of Home Federal Bancorp common stock will own the same percentage of common stock in new Home Federal Bancorp after the conversion as they hold in Home Federal Bancorp subject to additional purchases, or the receipt of cash in lieu of fractional shares.  The total number of shares of new Home Federal Bancorp held by the former public stockholders of Home Federal Bancorp common stock after the conversion will also be affected by any purchases by these persons in the offering.

          Based on the independent valuation, the 58.9% of the outstanding shares of Home Federal Bancorp common stock held by Home Federal MHC as of the date of the independent valuation and the 41.1%

public ownership interest of Home Federal Bancorp, the following table sets forth, at the minimum, mid-point, maximum, and adjusted maximum of the offering range:

•	the total number of shares of common stock to be issued in the conversion;

•	the total shares of common stock outstanding after the conversion;

•	the exchange ratio; and

•	the number of shares an owner of 100 shares of Home Federal Bancorp common stock will receive in the exchange, adjusted for the number of shares sold in the offering.

					Total shares of new Home Federal Bancorp common stock to be outstanding after the conversion	Exchange ratio	100 shares of Home Federal Bancorp common stock would be exchanged for the following number of shares of new Home Federal Bancorp	Value of new Home Federal Bancorp shares to be received in exchange for 100 shares of Home Federal Bancorp common stock assuming value at $10.00 per share

	Shares to be sold in the offering		Shares of new Home Federal Bancorp stock to be exchanged for current Home Federal Bancorp common stock

	Amount	Percent	Amount	Percent

Minimum	10,200,000	58.9%	7,103,110	41.1%	17,303,110	1.1360	113	$1,130
Midpoint	12,000,000	58.9	8,356,600	41.1	20,356,600	1.3364	133	1,330
Maximum	13,800,000	58.9	9,610,090	41.1	23,410,090	1.5369	153	1,530
15% above the maximum	15,870,000	58.9	11,051,604	41.1	26,921,604	1.7674	176	1,760

          If you currently own shares of Home Federal Bancorp which are held in “street name,” they will be exchanged without any action on your part.  If you currently are the record owner of shares of Home Federal Bancorp and hold certificates for these shares you will receive, after the conversion and offering is completed, a transmittal form with instructions to surrender your stock certificates.  New certificates of our common stock will be mailed within five business days after the exchange agent receives properly executed transmittal forms and stock certificates.  You should not submit a stock certificate for exchange until you receive a transmittal form.

          No fractional shares of our common stock will be issued to any public stockholder of Home Federal Bancorp upon consummation of the conversion.  For each fractional share that would otherwise be issued, we will pay an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share subscription price.

          Under federal law and regulations, current public stockholders of Home Federal Bancorp do not have dissenters’ rights or appraisal rights.

          Outstanding options to purchase shares of Home Federal Bancorp common stock also will convert into and become options to purchase new shares of new Home Federal Bancorp, Inc. common stock. The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion. At June 30, 2007, there were 559,228 outstanding options to purchase shares of Home Federal Bancorp common stock, 49,233 of which have vested. Such options will be converted into options to purchase 635,283 shares of common stock at the minimum of the offering range and 859,478 shares of common stock at the maximum of the offering range. Because Office of Thrift Supervision regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised for authorized, but unissued shares of common stock following the conversion, stockholders would experience dilution of approximately 3.5%.

          Effect on Stockholders’ Equity per Share of the Shares Exchanged.  As adjusted for exchange ratio, the conversion will increase the stockholders’ equity share of the current stockholder of Home Federal Bancorp common stock.  At June 30, 2007, the stockholders’ equity per share of Home Federal Bancorp common stock including shares held by Home Federal MHC was $7.22.  Based on the pro forma information set forth for June 30, 2007, in “Pro Forma Data,” pro forma stockholders’ equity per share following the conversion will be $11.33, $10.38, $9.69 and $9.08 at the minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range.  As adjusted at that date for the exchange ratio, the effective stockholders’ equity per share of current stockholder would be $8.20, $9.65, $11.0 and $12.76 at the minimum, midpoint, maximum and adjused maximum, respectively, of the offering range.

          Effect on Earnings per Share of the Shares Exchanged.  As adjusted for exchange ratio, the conversion will also increase the pro forma earnings per share.  For the year ended September 30, 2006, basic earnings per share of Home Federal Bancorp common stock was $0.28, including shares held by Home Federal MHC.  Based on the pro forma information set forth for the year ended September 30, 2006, in “Pro Forma Data,” earnings per share of common stock following the conversion will range from $0.32 to $.023, respectively, for the minimum to the adjusted maximum of the offering range.  As adjusted at that date for the exchange ratio, the effective annualized earnings per share for current stockholders would range from $0.32 to $0.49, respectively, for the minimum to the adjusted maximum of the offering range.

Dissenters’ and Appraisal Rights

          The public stockholders of Home Federal Bancorp common stock will not have dissenters’ rights or appraisal rights in connection with the exchange of publicly held shares of Home Federal Bancorp common stock as part of the conversion.

Exchange of Shares

          The conversion of your shares of Home Federal Bancorp common stock into the right to receive shares of new Home Federal Bancorp common stock will occur automatically on the effective date of the conversion, although you will need to exchange your stock certificate(s) if you hold shares in certificate form. As soon as practicable after the effective date of the conversion, our transfer agent will send a transmittal form to you. The transmittal forms are expected to be mailed promptly after the effective date and will contain instructions on how to submit the stock certificate(s) representing existing shares of Home Federal Bancorp common stock.

          No fractional shares of new Home Federal Bancorp common stock will be issued to you when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a certificate, you will be paid by check an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $10.00. If your shares are held in street name, you will automatically receive cash in lieu of fractional shares. For more information regarding the exchange of your shares see “The Conversion and Stock Offering  –   Delivery and Exchange of Stock Certificates.”

Conditions to the Conversion and Offering

          Consummation of the conversion and stock offering are subject to the receipt of all requisite regulatory approvals, including various approvals of the Office of Thrift Supervision. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the Office of Thrift Supervision will not constitute a recommendation or endorsement of the Plan of Conversion or the stock offering by the Office of Thrift Supervision. Consummation of the conversion and stock offering also are subject to approval by the stockholders of Home Federal Bancorp at the special meeting of stockholders of Home Federal Bancorp and of depositors and borrowers of Home Federal Bank at a special meeting of depositors to be held the same day as the special meeting of stockholders. we may use borrowers of Home Federal Bank at a special meeting of depositors to be held the same day as the special meeting of stockholders.

Effect on Existing Compensation Plans

          Under the plan of conversion and reorganization, the existing 2005 Stock Option and Incentive Plan and 2005 Recognition and Retention Plan of Home Federal Bancorp will become stock benefit plans of new Home Federal Bancorp and shares of new Home Federal Bancorp common stock will be issued (or reserved for issuance) pursuant to such benefit plans and not shares of the current Home Federal Bancorp common stock.  Upon consummation of the conversion, the common stock currently reserved for or held by these benefit plans will be converted into options or new Home Federal Bancorp common stock based upon the exchange ration.  Upon completion of the conversion, (i) all rights to purchase, sell or receive Home Federal Bancorp common stock currently under any agreement between Home Federal Bancorp and Home Federal Bank and any director, officer or employee of Home Federal Bank or under any plan or program of Home Federal Bancorp or Home Federal Bank (including, without limitation, the 2005 Recognition and Retention Plan), shall automatically, by operation of law, be converted into and shall become an identical right to purchase, sell or receive new Home Federal Bancorp common stock and an identical right to make payment in common stock under any such agreement between Home Federal Bancorp or Home Federal Bank and any director, officer or employee or under such plan or program of Home Federal Bancorp or Home Federal Bank, and (ii) rights outstanding under the 2005 Stock Option and Incentive Plan shall be assumed by new Home Federal Bancorp and thereafter shall be rights only for shares of new Home Federal Bancorp common stock, with each such right being for a number of shares of new Home Federal Bancorp common stock based upon the exchange ratio and the number of shares of Home Federal Bancorp that were available thereunder immediately prior to consummation of the conversion, with the price adjusted to reflect the exchange ratio but with no change in any other term or condition of such right.

New Stock Benefit Plans

          Employee Stock Ownership Plan.  Home Federal Bancorp has established an employee stock ownership plan for its employees which previously acquired 571,320 shares of Home Federal Bancorp’s common stock on behalf of participants. As part of the conversion, the employee stock ownership plan intends to purchase a number of shares of new Home Federal Bancorp common stock equal to 8.0% of the shares sold in the offering, or 1,104,000 shares and 1,269,600 shares based on the maximum and 15% above the maximum of the offering range, respectively. We anticipate that the employee stock ownership plan will borrow funds from new Home Federal Bancorp, and that such loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan.

           Stock Option Plan. Following consummation of the conversion and offering, new Home Federal Bancorp intends to adopt a new stock option plan. Options may be granted to our directors and key employees. The new stock option plan will be administered and interpreted by a committee of the board of directors. Unless sooner terminated, the new stock option plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the board of directors. At a meeting of new Home Federal Bancorp’s stockholders after the conversion and offering, which under applicable Office of Thrift Supervision policies may be held no earlier than six months after the completion of the conversion and offering, new Home Federal Bancorp intends to present the stock option plan to stockholders for approval and to reserve an amount equal to 8.7% of the shares of new Home Federal Bancorp common stock sold in the offering, which is 1,195,696 shares or 1,375,051 shares based on the maximum and 15% above the maximum of the offering range, respectively, for issuance under the new stock option plan. Office of Thrift Supervision regulations provide that, in the event such plan is implemented within one year after the conversion and offering, no individual officer or employee of new Home Federal Bancorp may receive more than 25% of the options granted under the new stock option plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the new stock option plan.

           Stock Recognition and Retention Plan. After the conversion and offering, new Home Federal Bancorp intends to adopt a stock recognition and retention plan for its directors, officers and employees. New Home Federal Bancorp intends to present the stock recognition and retention plan to its stockholders for their approval at a meeting of stockholders which, pursuant to applicable Office of Thrift Supervision regulations, may be held no earlier than six months after the offering. The recognition plan will be administered by a committee of new Home Federal Bancorp’s board of directors, which will have the responsibility to invest all funds contributed to the trust created for the stock recognition and retention plan. New Home Federal Bancorp will contribute sufficient funds to the trust so that it can purchase, following the receipt of stockholder approval, a number of shares equal to 3.5% of the shares of new Home Federal Bancorp common stock sold in the offering, which is 478,278 shares or 550,020 shares based on the maximum and 15% above the maximum of the offering range, respectively. Shares of common stock granted pursuant to the recognition plan generally will be in the form of restricted stock vesting at a rate to be determined by new Home Federal Bancorp’s board of directors or a board committee. Currently, new Home Federal Bancorp expects that shares awarded under the recognition plan will vest over a five year period at a rate no faster than 20% per year.

           The Board of Directors recommends that you vote “FOR” the adoption of the plan of conversion and reorganization. See “The Conversion and Stock Offering – Our Reasons for the Conversion” in this proxy statement/prospectus.

PROPOSAL 2

ADJOURNMENT OF THE SPECIAL MEETING

           If there are not sufficient votes to constitute a quorum or to approve the plan of conversion and reorganization at the time of the special meeting, the plan of conversion and reorganization may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Home Federal Bancorp at the time of the special meeting to be voted for an adjournment, if necessary, Home Federal Bancorp has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The Board of Directors of Home Federal Bancorp recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 120 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

           The Board of Directors recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and reorganization.

PROPOSALS 3a THROUGH 3f

INFORMATIONAL PROPOSALS RELATED TO THE
ARTICLES OF INCORPORATION AND BYLAWS OF HOME FEDERAL BANCORP (NEW)

           By their approval of the plan of conversion as set forth in Proposal 1, the board of directors of Home Federal Bancorp has approved each of the informational proposals numbered 1A through 1F, all of which relate to provisions included in the articles of incorporation of new Home Federal Bancorp. Each of these informational proposals is discussed in more detail below.

           As a result of the conversion, the public stockholders of Home Federal Bancorp, whose rights are presently governed by the charter and bylaws of Home Federal Bancorp, will become stockholders of new Home Federal Bancorp, whose rights will be governed by the articles of incorporation and bylaws of new Home Federal Bancorp. The following informational proposals address the material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the charter of Home Federal Bancorp and the articles of incorporation of new Home Federal Bancorp. See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

           The provisions of new Home Federal Bancorp’s articles of incorporation which are summarized as informational proposals 3a through 3f were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Home Federal’s Bancorp’s stockholders are not being asked to approve these informational proposals at the special meeting. While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of new Home Federal Bancorp’s articles of incorporation which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Home Federal Bancorp, if such attempts are not approved by the Board of Directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

           Informational Proposal 3a – Approval of an Increase of Authorized Shares of Capital Stock. Home Federal Bancorp’s authorized capital stock consists of 5,000,000 shares of serial preferred stock and 50,000,000 shares of common stock. The articles of incorporation of new Home Federal Bancorp authorize 10,000,000 shares of serial preferred stock and 90,000,000 shares of common stock.

           At June 30, 2007, there were 15,232,243 issued and outstanding shares of common stock of Home Federal Bancorp and no outstanding shares of preferred stock. At the maximum of the offering range, we expect to issue an aggregate of 23,410,090 shares of new Home Federal Bancorp common stock in the offering and as exchange shares, almost double the existing number of outstanding shares of Home Federal Bancorp. At the maximum of the offering range, an additional 1,195,696 shares of new Home Federal Bancorp common stock will be reserved for issuance pursuant to the proposed stock option plan and another 478,278 shares will be reserved under the new recognition and retention option plan. Given the increased number of shares of common stock to be issued and outstanding and reserved for issuance, an increase in the number of authorized shares of capital stock is believed to be appropriate.

           New Home Federal Bancorp’s board of directors currently has no plans for the issuance of additional shares of common stock, other than the issuance of shares of pursuant to the terms of the proposed stock option plan and recognition and retention plan.

           All authorized and unissued shares of new Home Federal Bancorp’s common stock and preferred stock following the conversion and offering will be available for issuance without further action of the stockholders, unless such action is required by applicable law or the listing standards of The Nasdaq Stock Market or the listing standards of any other stock exchange on which new Home Federal Bancorp’s securities may then be listed.

           An increase in the number of authorized shares of capital stock may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Home Federal Bancorp, if such attempts are not approved by the board of directors. In the event that a tender offer or other takeover attempt is threatened, the board of directors could issue shares of stock from authorized and unissued shares in order to dilute the stock ownership of persons seeking to take control of new Home Federal Bancorp.

           The Board of Directors recommends that you vote “FOR” the proposal to increase the authorized shares of capital stock.

           Informational Proposal 3b – Approval of a Provision in new Home Federal Bancorp’s Articles of Incorporation requiring a Super-Majority Stockholder Vote to Approve Mergers, Consolidations and Similar Transactions. Office of Thrift Supervision regulations currently require the approval of two-thirds of the board of directors of Home Federal Bancorp and the holders of two-thirds of the outstanding shares of Home Federal Bancorp common stock for mergers, consolidations and sales of all or substantially all of its assets. The charter and bylaws of Home Federal Bancorp do not provide any alternative approval standard for mergers and similar transactions. However, Home Federal MHC, as the owner of 58.9% of the outstanding shares of common stock of Home Federal Bancorp, has the ability to block any such transaction.

           The articles of incorporation of new Home Federal Bancorp provide that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of new Home Federal Bancorp require, in addition to any vote required by law, the approval of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (1) a majority of the disinterested directors of new Home Federal Bancorp have approved the business combination or (2) certain fair price and procedural requirements are satisfied. An “interested stockholder” generally means a person who is a greater than 10% stockholder of new Home Federal Bancorp or who is an affiliate of new Home Federal Bancorp and at any time within the past two years was a greater than 10% stockholder of new Home Federal Bancorp. The board of directors of new Home Federal Bancorp believes that these types of fundamental transactions generally should be first considered and approved by the board of directors as the board generally believes that it is in the best position to make an initial assessment of the merits of any such transactions. This provision in new Home Federal Bancorp’s articles of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most stockholders, unless it is supported by the board of directors. Thus, it may be deemed to have an anti-takeover effect.

           The Board of Directors recommends that you vote “FOR” the proposal to approve a provision in new Home Federal Bancorp’s Articles of Incorporation requiring a Super-Majority Stockholder Vote to Approve Mergers, Consolidations and Similar Transactions.

           Information Proposal 3c – Approval of a Provision in new Home Federal Bancorp’s Articles of Incorporation Limiting the Ability of Stockholders to Remove Directors. The provisions of new Home Federal Bancorp’s articles of incorporation provide that any director may be removed by stockholders only for cause upon the affirmative vote of not less than 80% of the shares entitled to vote in the election of directors.

           Home Federal Bancorp’s charter provides that any director may be removed only for cause by the vote of the holders of a majority of the outstanding shares at a meeting of stockholders called for such purpose. This provision has provided an adequate degree of protection under the mutual holding company structure, in which the mutual holding company owns a majority of all voting shares and can prevent a third party from seeking removal of one or more directors in order to promote an agenda that may not be in the interests of all other stockholders.

           The 80% voting requirement of the articles of incorporation of new Home Federal Bancorp is intended to prevent sudden and fundamental changes to the composition of the board of directors except in the case of director misconduct. This provision does not prevent the replacement of one or more directors at an annual meeting of stockholders, and will not prevent the replacement of the entire board over the course of three years. This provision is intended to reduce the ability of anyone to coerce members of the board of directors by threatening them with removal from office, in cases where the directors are acting in good faith to discharge their duties to the corporation and to all stockholders as a group. This provision will not prevent a stockholder from conducting a proxy contest with respect to the election of directors at an annual meeting of stockholders.

           The higher vote threshold may make it more difficult to bring about a change of control of new Home Federal Bancorp. One method for a hostile stockholder to take control of a company is to acquire a majority of the outstanding shares through a tender offer or open market purchases and then use its voting power to remove the existing directors.

           The board of directors believes that it is desirable to adopt this provision so that a director’s continued service will be conditioned on his or her duties to the company and the stockholders in good faith, rather than his or her position relative to a dominant stockholder.

           The Board of Directors recommends that you vote “FOR” the proposal to approve a provision in new Home Federal Bancorp’s Articles of Incorporation limiting the ability of stockholders to remove directors.

           Information Proposal 3d. – Approval of a Provision in new Home Federal Bancorp’s Articles of Incorporation to Limit the Voting Rights and Acquisition of in Excess of 10% of new Home Federal Bancorp’s Common Stock. The articles of incorporation of new Home Federal Bancorp provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of stockholders entitled or permitted to vote on any matter, be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. The articles of incorporation also provide that for a period of five years from the conversion of Home Federal MHC from mutual to stock form, no person shall directly or indirectly offer to acquire more than 10% of the outstanding shares of common stock (the “10% limit”). This 10% limit restriction does not apply if the beneficial owner’s ownership position in excess of the 10% limit was approved by a majority of unaffiliated directors before the beneficial owner of such shares acquired beneficial ownership of the shares in excess of the 10% limit. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (1) have the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options and (2) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, and that are not otherwise beneficially, or deemed by new Home Federal Bancorp to be beneficially, owned by such person and his or her affiliates).

           The articles of incorporation of Home Federal Bancorp also provides that for a period of five years from the effective date of Home Federal MHC’s mutual holding company reorganization, no person shall directly or indirectly offer to acquire more than 10% of the outstanding shares of common stock

           This provision is intended to limit the ability of any person to acquire a significant number of shares of new Home Federal Bancorp’s common stock and thereby gain sufficient voting control so as to cause new Home Federal Bancorp to effect a transaction that may not be in the best interests of new Home Federal Bancorp and its stockholders generally. This provision will not prevent a stockholder from seeking to acquire a controlling interest in new Home Federal Bancorp but it will prevent a person from doing so for the first five years after the conversion unless the stockholder has first persuaded the board of directors of the merits of the course of action proposed by the stockholder. This provision in new Home Federal Bancorp’s articles of incorporation makes an acquisition, merger or other similar transaction that is not supported by the board of directors less likely to occur because it can prevent the a holder of shares in excess of 10% of the outstanding shares from voting the excess in favor of the transaction. Thus, it may be deemed to have an anti-takeover effect.

           The Board of Directors \recommends that you vote “FOR” the proposal to approve a provision in new Home Federal Bancorp’s Articles of Incorporation limiting the voting rights and acquisition of in excess of 10% of new Home Federal Bancorp’s common stock.

           Informational Proposal 3e. – Approval of a provision in new Home Federal Bancorp’s Articles of Incorporation requiring a Super-Majority Stockholder Vote to Amend Certain Provisions of New Home Federal Bancorp’s Articles of Incorporation. Any amendments of the charter of Home Federal Bancorp must be approved first by the board of directors, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting of stockholders. The articles of incorporation of new Home Federal Bancorp generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C of Article 5 (Issuing Preferred Stock; Limitation of Voting Common Stock), Article 7 (Number, Classification, Election and Removal of Directors), Article 8 and 14 (Amendment of Governing Instruments), Article 9 (Approval of Certain Business Combinations), Article 11 (Acquisitions of Securities from Interested Persons (anti-greenmail provision)), 12 (Indemnification of Directors and Officers) and Article 13 (Limitation of Liability of Directors and Officers) must be approved by the board of directors and by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the stockholders in increase or decrease the number of authorized shares of common stock or preferred stock.

           These limitations on amendments to specified provisions of new Home Federal Bancorp’s articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of stockholders to amend those provisions, Home Federal MHC, as a 58.9% stockholder of Home Federal Bancorp, currently can effectively block any stockholder proposed change to the charter. This provision in new Home Federal Bancorp’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where to ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provisions limiting certain amendments to the articles of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of new Home Federal Bancorp and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

           The Board of Directors recommends that you vote “FOR” the proposal to approve a provision in new Home Federal Bancorp’s Articles of Incorporation requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s articles of incorporation.

           Informational Proposal 3f. - Approval of a Provision in new Home Federal Bancorp’s Bylaws Requiring a Super-majority Stockholder Vote to Amend Certain Provisions of New Home Federal Bancorp’s Bylaws. The bylaws of Home Federal Bancorp may be amended in a manner consistent with regulations of the Office of Thrift Supervision and shall be effective after: (1) approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the stockholders of Home Federal Bancorp at any legal meeting; and (2) receipt of applicable regulatory approval. The bylaws of new Home Federal Bancorp may be amended by the board of directors with a majority vote of the total number of directors assuming no vacancies on the board, or by the stockholders by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

           This provision limits the ability of new Home Federal Bancorp’s stockholders to revise certain bylaw provisions. However, stockholders do retain the authority to authorize changes in the bylaws of new Home Federal Bancorp. Currently, Home Federal MHC, as the owner of 58.9% of the outstanding shares of common stock of Home Federal Bancorp, has the ability to block any proposed change to the bylaws of Home Federal Bancorp.

           This provision in new Home Federal Bancorp’s bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provision limiting certain amendments to the bylaws will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of new Home Federal Bancorp and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

           The Board of Directors recommends that you vote “FOR” the proposal to approve a provision in new Home Federal Bancorp’s Bylaws requiring a super-majority stockholder vote to amend certain provisions of new Home Federal Bancorp’s bylaws.

SELECTED FINANCIAL AND OTHER DATA

The Financial Condition Data as of September 30, 2006 and 2005 and the Operating Data for the years ended September 30, 2006, 2005 and 2004 are derived from the audited consolidated financial statements and related notes included elsewhere in the prospectus. The Financial Condition Data as of September 30, 2004, 2003 and 2002 and the Operating Data for the years ended September 30, 2003 and 2002 are derived from audited consolidated financial statements, not included in this prospectus. The Financial Condition Data as of June 30, 2007 and the Operating Data for the nine months ended June 30, 2007 and 2006 are derived from unaudited consolidated financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the data for the unaudited periods. Historical results are not necessarily indicative of results to be expected in any future period, and results for the nine months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ended September 30, 2007. The following information is only a summary and you should read it in conjunction with our consolidated financial statements and related notes beginning on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

		At September 30,
	At June 30,
	2007	2006	2005	2004	2003	2002

FINANCIAL CONDITION DATA:	(Unaudited)			(In Thousands)

Total assets	$728,315	$761,292	$689,577	$743,867	$450,196	$416,543
Investment securities available for sale, at fair value	–	–	–	–	5,440	2,507
Mortgage-backed securities, available for sale	166,755	12,182	14,830	871	–	–
Mortgage-backed securities, held to maturity	–	183,279	180,974	96,595	24,425	44,325
Loans receivable, net (1)	491,768	503,065	430,944	392,634	372,629	318,297
Loans held for sale	4,363	4,119	5,549	3,577	5,066	12,722
Total deposit accounts	418,698	430,281	396,325	343,087	301,273	279,772
Federal Home Loan Bank advances	189,264	210,759	175,932	122,797	96,527	91,008
Stockholders’ equity	109,998	107,869	101,367	45,097	40,399	34,961

	Nine Months Ended
	June 30,		Year Ended September 30,

OPERATING DATA:	2007	2006	2006	2005	2004		2003		2002

	(Unaudited)		(In Thousands)

Interest income	$32,260	$29,293	$39,913	$33,910	$27,512		$26,896		$26,904
Interest expense	16,088	11,883	16,917	12,231	9,650		9,705		11,465

Net interest income	16,172	17,410	22,996	21,679	17,862		17,191		15,439
Provision for loan losses	71	320	138	456	900		615		277

Net interest income after provision for loan losses	16,101	17,090	22,858	21,223	16,962		16,576		15,162

Noninterest income	8,626	8,343	11,109	10,128	8,982		11,188		5,767
Noninterest expense	18,134	18,062	23,945	23,158	18,576		18,885		17,178

Income before income taxes	6,593	7,371	10,022	8,193	7,368		8,879		3,751
Federal income tax expense	2,517	2,817	3,810	2,910	2,684		3,423		1,644

Net income	$4,076	$4,544	$6,212	$5,283	$4,684		$5,456		$2,107

Earnings per common share:
Basic	$0.28	$0.31	$0.43	$0.36	nm	(2)	nm	(2)	nm	(2)
Diluted	0.28	0.31	0.43	0.36	nm	(2)	nm	(2)	nm	(2)

Dividends declared per share:	$0.165	$0.160	$0.215	$0.100	nm	(2)	nm	(2)	nm	(2)

(1)	Net of allowances for loan losses, loans in process and deferred loan fees.
(2)	Per share information is not meaningful. Home Federal Bancorp did not complete its minority stock offering until December 6, 2004 and did not have any outstanding shares prior to that date.

		At September 30,
	At June 30,
OTHER DATA:	2007	2006	2005	2004	2003	2002

Number of:
Real estate loans outstanding	3,047	3,389	3,236	3,081	3,053	2,565
Deposit accounts	70,546	70,373	73,013	75,565	72,327	70,183
Full-service offices	15	14	15	14	14	14
	At or For the
	Nine Months Ended		At or For the
	June 30, (1)		Year Ended September 30,

KEY FINANCIAL RATIOS:	2007	2006	2006	2005	2004	2003	2002

Performance Ratios:
Return on average assets (2)	0.72%	0.85%	0.85%	0.82%	0.93%	1.23%	0.53%
Return on average equity (3)	4.92	5.81	5.90	5.69	10.47	13.39	6.03
Dividend payout ratio	21.96	21.76	19.72	10.68	–	–	–
Equity to asset ratio (4)	14.70	14.56	14.47	14.38	8.86	9.17	8.74
Interest rate spread (5)	2.41	2.87	2.79	3.15	3.55	3.93	3.98
Net interest margin (6)	3.02	3.41	3.33	3.57	3.84	4.19	4.23
Efficiency ratio (8)	73.13	70.14	70.21	72.81	69.20	66.55	81.01
Noninterest income/operating revenue (9)	36.0	32.6	31.8	33.5	39.4	27.2	34.4
Average interest-earning assets to average interest-bearing liabilities	120.44	122.86	122.32	121.07	113.62	110.96	107.83
Noninterest expense as a percent of average total assets	2.41	2.52	3.29	3.59	3.68	4.25	4.29

Capital Ratios:
Tier I (core) capital (to tangible assets)	12.97	11.59	11.77	12.00	6.01	8.89	8.50
Total risk-based capital (to risk-weighted assets)	20.58	19.34	19.46	20.46	12.76	14.18	13.79
Tier I risk-based capital (to risk-weighted assets)	19.95	18.65	18.82	19.75	12.05	13.56	13.27

Asset Quality Ratios:
Non-accrual and 90 days or more past due loans as a percent of total loans	0.07	0.01	0.08	0.11	0.16	0.04	0.14
Non-performing assets as a percent of total assets	0.07	–	0.05	0.15	0.10	0.03	0.17
Allowance for losses as a percent of gross loans receivable	0.56	0.64	0.59	0.67	0.67	0.49	0.41
Allowance for losses as a percent of nonperforming loans	748.77	10,533.33	766.49	602.97	432.30	1,393.23	295.94
Net charge-offs to average loans	0.02	0.01	0.01	0.05	0.03	0.04	0.10

(1)	Ratios have been annualized.
(2)	Net income divide d by average total assets.

(footnotes continued on following page)

(3)	Net income divided by average equity.
(4)	Average equity divided by average total assets.
(5)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(6)	Net interest margin, otherwise known as net yield on interest-earning assets, is calculated as net interest income divided by average interest-earning assets.
(7)	Tangible equity is equity less goodwill and other intangible assets.
(8)	The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).
(9)	Operating revenue is defined as the sum of net interest and non-interest income.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	our ability to successfully manage our growth;

•	legislative or regulatory change s that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

HOW WE INTEND TO USE THE PROCEEDS FROM THE SUBSCRIPTION
OFFERING, DIRECT COMMUNITY OFFERING AND SYNDICATED COMMUNITY OFFERING

                No proceeds will be received in connection with the exchange offer. However, we will receive proceeds from the sale of the shares of new Home Federal Bancorp’s common stock in the stock offering and information regarding the anticipated use of these proceeds is provided herein for informational purposes.

Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds will be between $97.5 million at the minimum of the offering range and $132.4 million at the maximum of the offering range and may be up to $152.4 million assuming an increase in the estimated offering range by 15%. See “Pro Forma Data” and “The Conversion and Stock Offering – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” as to the assumptions used to arrive at these amounts.

We intend to use the net proceed s received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted

		(In Thousands)
Gross proceeds	$102,000	$138,000	$158,700
Less: estimated underwriting commission and other offering expenses	4,471	5,613	6,269
Estimated net proceeds	97,529	132,387	152,431

Less:
Net proceeds to Home Federal Bank	48,765	66,194	76,216
Loan to our employee stock ownership plan	8,160	11,040	12,696
Net cash proceeds retained by new Home Federal Bancorp	40,604	55,153	63,519

New Home Federal Bancorp will retain 50% of the net conversion proceeds and will purchase all of the capital stock of Home Federal Bank to be issued in the conversion in exchange for the remaining 50% of the net conversion proceeds. The net proceeds retained by new Home Federal Bancorp will initially be deposited with Home Federal Bank and may ultimately be used to support lending and investment activities, future expansion of operations through the establishment or acquisition of banking offices or other financial service providers, to pay dividends or for other general corporate purposes, including repurchasing shares of its common stock. No such acquisitions are specifically being considered at this time. Home Federal Bank intends to use the proceeds received from new Home Federal Bancorp for future lending and investment activities, in addition to general and other corporate purposes. Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

           In particular, the net conversion proceeds will be used to expand our branch network and are planning four to six new branches that we intend to open within the next 24 months. There is currently one new branch under construction in Nampa, Idaho and plans are being finalized for the construction of a new branch office in the Meridian, Idaho market in 2008. Our long-term strategy is to build two or three branches per year if appropriate sites can be identified and obtained. We expect that each new branch office will cost between $1.3 million to $2.2 million, depending upon the location, cost of land, and the size and design of the building and permitting costs, which may vary from one jurisdiction to another. Initially, the net proceeds from the offering will be utilized to fund new loan originations, particularly in the commercial lending area.

           As our strategic plan for growth and enhanced business model implementation is realized, new services and products will continue to be offered. We expect that these new services and products will reflect our plans to expand our commercial business related banking and therefore the new product and services will be directed towards attracting and retaining commercial business customers.

New Home Federal Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable it to purchase up to 8% of the aggregate shares of common stock sold in the offering; or if shares are not available, in the open market after the conversion. Based upon the sale of 10,200,000 shares of common stock in the offering and the sale of 13,800,000 shares of common stock in the offering and at the minimum and maximum of the estimated offering range, respectively, the loan to the Home Federal Bancorp employee stock ownership plan would be $8.2 million and $11.0 million, respectively. See “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization – Employee Stock Ownership Plan.”

New Home Federal Bancorp intends to adopt a new stock recognition and retention plan, subject to stockholder approval, and will use a portion of its proceeds to fund the purchase of shares in the open market for the plan. The stock recognition and retention plan intends to purchase in the open market 3.5% of the aggregate shares sold in the offering or $3.5 million and $4.8 million at the minimum and maximum of the estimated offering range, respectively.

The net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of new Home Federal Bancorp. Payments for shares made through withdrawals from existing deposit accounts at Home Federal Bank will not result in the receipt of new funds for investment by Home Federal Bank but will result in a reduction of Home Federal Bank’s interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

WE INTEND TO CONTINUE TO PAY QUARTERLY CASH DIVIDENDS

Home Federal Bancorp has paid quarterly cash dividends since the quarter ended June 30, 2005. Home Federal Bancorp’s current quarterly dividend is $0.055 per share. After we complete the conversion, dividends will be paid by new Home Federal Bancorp on its outstanding shares of common stock. We currently expect that the level of cash dividends per share after the conversion, and offering will be substantially consistent with the current amount of dividends per share paid by Home Federal Bancorp on its common stock as adjusted for the additional shares issued pursuant to the exchange ratio. For example, based on the current cash dividend of $0.055 per share and an assumed exchange ratio of 1.5369 at the maximum of the offering range, the cash dividend, if paid, would be approximately $0.035 per share. However, the rate of such dividends and the initial or continued payment thereof will be in the discretion of the board of directors of new Home Federal Bancorp and will depend upon a number of factors, including the amount of net proceeds retained by us in the offering, investment opportunities available to us, capital requirements, our financial condition and result of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future. We cannot guarantee that the amount of dividends that we pay after the conversion will be equal to the per share dividend amount that Home Federal Bancorp’s stockholders currently receive, as adjusted to reflect the exchange ratio. In addition, during the first three years after the conversion, no dividend will be declared or paid if it would be classified as a return of capital.

Dividends from new Home Federal Bancorp may eventually depend, in part, upon receipt of dividends from Home Federal Bank, because new Home Federal Bancorp initially will have no source of income other than dividends from Home Federal Bank, earnings from the investment of proceeds from the sale of common stock retained by us, and interest payments with respect to our loan to our employee stock ownership plan.

Home Federal Bank’s ability to pay dividends to new Home Federal Bancorp will be governed by the Home Owners’ Loan Act, as amended, and the regulations of the Office of Thrift Supervision. In addition, the prior approval of the Office of Thrift Supervision will be required for the payment of a dividend if the total of all dividends declared by Home Federal Bank in any calendar year would exceed the total of its net profits for the year combined with its nets profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, Home Federal Bank will be prohibited from paying cash dividends to new Home Federal Bancorp to the extent that any such payment would reduce Home Federal Bank’s regulatory capital below required capital levels or would impair the liquidation account to be established for the benefit of Home Federal Bank’s eligible account holders and supplemental eligible account holders. See “The Conversion and Offering – Liquidation Rights.”

Any payment of dividends by Home Federal Bank to new Home Federal Bancorp which would be deemed to be drawn out of Home Federal Bank’s bad debt reserves would require a payment of taxes at the then-current tax rate of Home Federal Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Home Federal Bank does not intend to make any distribution to new Home Federal Bancorp that would create such a federal tax liability. See “Taxation.”

Unlike Home Federal Bank, new Home Federal Bancorp is not subject to the above regulatory restrictions on the payment of dividends to its stockholders.

MARKET FOR OUR COMMON STOCK

Home Federal Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “HOME,” and there is an established market for such common stock. We have applied to have the common stock of new Home Federal Bancorp listed for trading on the Nasdaq Global Select Market and we expect that the common stock will trade under the symbol “HOMED” for a period of 20 trading days after completion of the offering. Thereafter, new Home Federal Bancorp’s trading symbol will revert to “HOME” We cannot assure you our common stock will be approved for listing on the Nasdaq Global Select Market.

Making a market may include the solicitation of potential buyers and sellers in order to match buy and sellorders. The development of a liquid public market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. You should view the common stock as a long-term investment. Furthermore, there can be no assurance that you will be able to sell your shares at or above the purchase price.

The following table sets forth the high and low closing stock prices for Home Federal Bancorp common stock as reported by The Nasdaq Stock Market LLC and cash dividends per share declared for the periods indicated.

	Stock Price Per Share		Cash
			Dividends
	High	Low	Per Share

Fiscal Year Ended September 30, 2007

Quarter Ended December 31, 2006	$17.91	$15.51	$0.055
Quarter Ended March 31, 2007	17.69	14.02	0.055
Quarter Ended June 30, 2007	17.80	14.53	0.055

Fiscal Year Ended September 30, 2006

Quarter Ended December 31, 2005	$13.00	$12.10	$0.050
Quarter Ended March 31, 2006	13.67	12.16	0.055
Quarter Ended June 30, 2006	15.64	13.30	0.055
Quarter Ended September 30, 2006	15.74	13.63	0.055

Fiscal Year Ended September 30, 2005

Quarter Ended December 31, 2004	$12.96	$12.49	$–
Quarter Ended March 31, 2005	13.04	11.91	–
Quarter Ended June 30, 2005	13.42	11.16	0.050
Quarter Ended September 30, 2005	13.19	11.97	0.050

At May 10 , 2007, the business day immediately preceding the public announcement of the conversion, and at ______, 2007, the date of this prospectus, the closing prices of Home Federal Bancorp common stock as reported on the Nasdaq Global Market were $15.03 per share and $____ per share, respectively. At June 30, 2007, Home Federal Bancorp had approximately 680 stockholders of record, excluding persons or entities that hold stock in nominee or “street name” accounts with brokers.

CAPITALIZATION

The following table presents the capitalization of Home Federal Bancorp at June 30, 200 7, and the pro forma consolidated capitalization of new Home Federal Bancorp after giving effect to the conversion, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under “Pro Form a Data.”

		New Home Federal Bancorp – Pro Forma
		Based Upon Sale at $10.00 Per Share

	Home Federal
	Bancorp				15,870,000
	Capitalization	10,200,000	12,000,000	13,800,000	Shares (1)
	at	Shares	Shares	Shares	(Maximum of
	June 30,	(Minimum	(Midpoint	(Maximum	Range, as
	2007	of Range)	of Range)	of Range)	Adjusted)

	(Dollars in Thousands)

Deposits (2)	$418,698	$418,698	$418,698	$418,698	$418,698
Borrowings (2)	189,264	189,264	189,264	189,264	189,264

Total deposits and borrowings	$607,962	$607,962	$607,962	$607,962	$607,962

Stockholders’ equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized; issued and outstanding, none	–	–	–	–	–
Common stock, $0.01 par value, 100,000,000 shares authorized; shares to be issued as reflected (3)	$152	$173	$204	$234	$269
Additional paid-in capital	59,209	156,717	174,115	191,514	211,523
Retained earnings (4)	57,922	57,922	57,922	57,922	57,922
Equity Received from MHC	–	50	50	50	50
Accumulated other comprehensive loss	(3,477)	(3,477)	(3,477)	(3,477)	(3,477)
Less:
Common stock to be acquired by the employee stock ownership plan (5)	(3,808)	(11,968)	(13,408)	(14,848)	(16,504)
Common stock to be acquired by the stock recognition and retention plan (6)	–	(3,535)	(4,159)	(4,783)	(5,500)

Total stockholders’ equity	$109,998	$195,882	$211,247	$226,612	$244,283

Total stockholders’ equity as a percentage of pro forma assets	15.10%	24.06%	25.46%	26.82%	28.32%
Pro forma shares outstanding
Shares offered for sale in offering	–	10,200,000	12,000,000	13,800,000	15,870,000
Shares to be exchanged	–	7,103,110	8,356,600	9,610,090	11,051,064

Total shares outstanding	–	17,303,110	20,356,600	23,410,090	26,921,604

(footnotes on following page)

(1)
As adjusted to give effect to an increase in the number of shares of common stock which would be offered as a result of a 15% increase in the estimated offering range to reflect demand for shares, changes in market and general financial conditions following the commencement of the subscription and community offerings or regulatory considerations.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion. These withdrawals would reduce pro forma deposits by the amount of the withdrawals.
(3)
No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. If this plan is implemented, an amount up to 10% of the shares of new Home Federal Bancorp common stock sold in the offering will be reserved for issuance upon the exercise of options under the stock option plan. See “Management – Benefits to be Considered Following Completion of the Conversion and Reorganization.”

(4)
The retained earnings of Home Federal Bank will be substantially restricted after the conversion. Additionally, Home Federal Bank will be prohibited from paying any dividend that would reduce its regulatory capital below the amount required for the liquidation account that will be set up in connection with the conversion. See “The Conversion and Stock Offering – Effects of the Conversion – Depositors’ Rights if We Liquidate.”

(5)
Assumes that 8% of the shares sold in the offering will be purchased by the employee stock ownership plan financed by a loan from new Home Federal Bancorp. The loan will be repaid principally from Home Federal Bank’s contributions to the employee stock ownership plan. Since new Home Federal Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on new Home Federal Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(6)
Assumes a number of shares of common stock equal to 3.5% of the shares of common stock sold in the offering. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As new Home Federal Bancorp accrues compensation expense to reflect the vesting of shares pursuant to the new stock recognition and retention plan, the credit to equity will be offset by a charge to noninterest expense. Implementation of the new stock recognition and retention plan will require stockholder approval. The funds to be used by the new stock recognition and retention plan to purchase the shares will be provided by new Home Federal Bancorp. See “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization – Stock Recognition and Retention Plan.”

HOME FEDERAL BANK
EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

       At June 30, 2007, Home Federal Bank exceeded all of its applicable regulatory capital requirements. The table on the following page sets forth the regulatory capital of Home Federal Bank at June 30, 2007 and the pro forma regulatory capital of Home Federal Bank after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Home Federal Bank of 50% of the net stock proceeds, after expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Home Federal Bank in assets that have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 2007.

			Pro Forma at June 30, 2007

									15,870,000 Shares
			10,200,000 Shares		12,000,000 Shares		13,800,000 Shares		Sold at
			Sold at		Sold at		Sold at		$10.00 per Share
	At		$10.00 per Share		$10.00 per Share		$10.00 per Share		(Maximum of Range,
	June 30, 2007		(Minimum of Range)		(Midpoint of Range)		(Maximum of Range)		as Adjusted)

		Percent of		Percent of		Percent of		Percent of		Percent of
	Amount	Assets (1)	Amount	Assets	Amount	Assets	Amount	Assets	Amount	Assets

					(Dollars in Thousands)
Equity capital under generally accepted accounting principles (“GAAP ”)	$89,306	12.61%	$129,911	17.16%	$137,185	17.91%	$144,460	18.65%	$152,826	19.48%

Tangible capital	$.92,234	12.97%	$132,839	17.48%	$140,113	18.23%	$147,388	18.96%	$155,754	19.78%
Requirement	10,669	1.50	11,401	1.50	11,532	1.50	11,662	1.50	11,813	1.50

Excess	$81,565	11.47%	$121,438	15.98%	$128,581	16.73%	$135,726	17.46%	$143,941	18.28%

Core capital	$92,234	12.97%	$132,839	17.48%	$140,113	18.23%	$147,388	18.96%	$155,754	19.78%
Requirement	28,452	4.00	30,402	4.00	30,751	4.00	31,099	4.00	31,500	4.00

Excess	$63,782	8.97%	$102,437	13.48%	$109,362	14.23%	$116,289	14.96%	$124,254	15.78%

Total risk based capital	$95,063	20.58%	$135,668	28.76%	$142,942	30.19%	$150,217	31.61%	$158,583	33.23%
Risk based requirement	36,954	8.00	37,734	8.00	37,873	8.00	38,013	8.00	38,173	8.00

Excess	$58,109	12.58%	$97,934	20.76%	$105,069	22.19%	$112,204	23.61%	$120,410	25.23%

Reconciliation of capital infused into Home Federal Bank:
Net proceeds infused			$48,765		$57,479		$66,194		$76,216
Less:
Common stock acquired by employee stock ownership plan			(8,160)		(9,600)		(11,040)		(12,696)

Pro forma increase in GAAP and regulatory capital			$40,605		$47,879		$55,154		$63,520

(1)	Adjusted total or adjusted risk-weighted assets, as appropriate.

PRO FORMA DATA

       We cannot determine the actual net proceeds from the sale of our common stock until the conversion is completed. However, we estimate that net proceeds will be between $97.5 million and $132.4 million, or $152.4 million if the estimated offering range is increased by 15%, based upon the following assumptions:

•	all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to:

•	eligible account holders, who are depositors of Home Federal Bank with account balances of at least $50.00 as of the close of business on March 31, 2006,

•	the proposed employee stock ownership plan, which will purchase 8% of the shares of common stock sold in the offering,

•	supplemental eligible account holders, who are depositors of Home Federal Bank with account balances of at least $50.00 as of the close of business on September 30, 2007, and

•

other members, who are depositors of Home Federal Bank and borrowers of Home Federal Bank as of the close of business on _______ __ , 2007, and March 16, 2004, respectively, other than eligible account holders or supplemental eligible account holders.

•

Keefe, Bruyette & Woods will receive a success fee equal to 1.0% of the gross proceeds from the offering, excluding shares of common stock sold to directors, officers, employees and the employee stock ownership plan; and

•	total expenses, excluding the success fee paid to Keefe, Bruyette & Woods, are estimated to be approximately $1.2 million. Actual expenses may vary from those estimated.

       Pro forma consolidated net income and stockholders’ equity of new Home Federal Bancorp have been calculated for the year ended September 30, 2006 and for the nine months ended June 30, 2007 as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 4.91% and 4.91%, which represent the yields on one-year U.S. Government securities at September 30, 2006 and at June 30, 2007. We believe that this rate more accurately reflects a pro forma reinvestment rate than the arithmetic average method, which assumes reinvestment of the net proceeds at a rate equal to the average of the yield on interest-earning assets and the cost of deposits for these periods. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 39.0% has been assumed for periods resulting in an after-tax yields of 3.00% and 3.00% for the year ended September 30, 2006 and for the nine months ended June 30, 2007, respectively. We have also assumed that approximately 50% of the shares of common stock being offered will be sold in the subscription and community offerings and the remaining 50% of the shares of common stock will be sold in the syndicated community offering. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 2 to the following tables. As discussed under “How We Intend to Use the Proceeds From this Offering,” new Home Federal Bancorp intends to make a loan to fund the purchase of 8% of the common stock sold in the offering by the employee stock ownership plan and intends to retain 50% of the net proceeds from the conversion.

       No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization – Stock Option Plan.” The table below gives effect to the new stock recognition and retention plan, which is expected to be adopted by new Home Federal Bancorp following the conversion and presented along with the new stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the conversion. If the new stock recognition and retention plan is approved by stockholders, the stock recognition and retention plan intends to acquire an amount of common stock equal to 3.5% of the shares of common stock sold in the offering, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The following tables assume that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the stock recognition and retention plan are purchased in the open market at $10.00 per share. No effect has been given to new Home Federal Bancorp’s results of operations after the conversion, the market price of the common stock after the conversion or a less than 3.5% purchase by the new stock recognition and retention plan.

       The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of assets and liabilities of Home Federal Bancorp computed in accordance with GAAP. Stockholders’ equity does not give effect to intangible assets in the event of a liquidation, to Home Federal Bank’s bad debt reserve or to the liquidation account to be maintained by Home Federal Bank. The pro forma stockholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

       The tables on the following pages summarize historical consolidated data of Home Federal Bank and new Home Federal Bancorp’s pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of our common stock following the conversion and the offering.

At or For the Nine Months Ended June 30, 2007

10,200,000	12,000,000	13,800,000	15,870,000
Shares Sold at	Shares Sold at	Shares Sold at	Shares Sold at
$10.00 Per	$10.00 Per	$10.00 Per	$10.00 Per Share
Share	Share	Share	(Maximum of
(Minimum	(Midpoint	(Maximum	Range, as
of Range)	of Range)	of Range)	Adjusted) (1)

(Dollars in Thousands)

Gross proceeds of offering	$102,000	$120,000	$138,000	$158,700
Less Expenses	(4,471)	(5,042)	(5,613)	(6,269)
Plus: MHC assets reinvested	50	50	50	50

Estimated net proceeds	97,579	115,008	132,437	152,481
Less: Common stock purchased by employee stock ownership plan (2)	(8,160)	(9,600)	(11,040)	(12,696)
Less: Common stock purchased by the stock recognition and retention plan (3)	(3,535)	(4,159)	(4,783)	(5,500)

Estimated investable net proceeds	$85,884	$101,249	$116,614	$134,285

For the Nine Months ended June 30, 2007:
Consolidated net income:
Historical	$4,076	$4,076	$4,076	$4,076
Pro forma income on net proceeds	1,928	2,273	2,618	3,015
Pro forma income on assets from MHC	1	1	1	1
Pro forma employee stock ownership plan adjustment (2)	(249)	(293)	(337)	(387)
Pro forma restricted stock award adjustment (3)	(323)	(380)	(437)	(503)
Pro forma stock option adjustment (4)	(324)	(382)	(439)	(505)

Pro forma net income	$5,109	$5,296	$5,483	$5,697

Per share net income:
Historical	$0.26	$0.22	$0.19	$0.17
Pro forma income on net proceeds, as adjusted	0.12	0.12	0.12	0.12
Pro forma employee stock ownership plan adjustment (2)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock award adjustment (3)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma stock option adjustment (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share (5)	$0.32	$0.28	$0.25	$0.23

Offering price as a multiple of pro forma net earnings per share	23.44	x	26.79	x	30.00	x	32.61	x
Number of shares outstanding for pro forma income per share calculations	15,804,647	18,592,672	21,382,157	24,588,970

(table continued on following page)	(Footnotes on page 45 )

	At or For the Nine Months Ended June 30, 2007

	10,200,000	12,000,000	13,800,000	15,870,000
	Shares Sold at	Shares Sold at	Shares Sold at	Shares Sold at
	$10.00 Per	$10.00 Per	$10.00 Per	$10.00 Per Share
	Share	Share	Share	(Maximum of
	(Minimum	(Midpoint	(Maximum	Range, as
	of Range)	of Range)	of Range)	Adjusted) (1)

	(Dollars in Thousands)
At June 30, 2007:

Stockholders’ equity:
Historical	$109,998	$109,998	$109,998	$109,998
Estimated net proceeds	97,529	114,958	132,387	152,431
Plus: Equity Increase from MHC	50	50	50	50
Less: Common stock acquired by
the employee stock ownership plan (2)	(8,160)	(9,600)	(11,040)	(12,696)
Less: Common stock acquired by the stock recognition and
retention plan (3)(4)	(3,535)	(4,159)	(4,783)	(5,500)

Pro forma stockholders’ equity	$195,882	$211,247	$226,612	$244,283
Less: Intangibles	–	–	–	–

Pro forma tangible stockholders’ equity	$195,882	$211,247	$226,612	$244,283

Stockholders’ equity per share:
Historical	$6.36	$5.40	$4.70	$4.09
Estimated net proceeds	5.64	5.65	5.66	5.66
Less: Common stock acquired by the employee
stock ownership plan (2)	(0.47)	(0.47)	(0.47)	(0.47)
Less: Common stock acquired by the stock
recognition and retention plan (3)(4)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share (6)	$11.33	$10.38	$9.69	$9.08
Less: Intangibles per share	–	–	–	–

Pro forma tangible stockholders equity per share	$11.33	$10.38	$9.69	$9.08

Offering price as a percentage of pro
forma stockholders’ equity (5)	88.26%	96.34%	103.20%	110.13%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	88.26%	96.34%	103.20%	110.13%

Number of shares outstanding for pro forma
book value per share calculations	17,303,110	20,356,600	23,410,090	26,921,604

			(Footnotes on page 45 )

At or For the Year Ended September 30, 2006

10,200,000	12,000,000	13,800,000	15,870,000
Shares Sold at	Shares Sold at	Shares Sold at	Shares Sold at
$10.00 Per	$10.00 Per	$10.00 Per	$10.00 Per Share
Share	Share	Share	(Maximum of
(Minimum	(Midpoint	(Maximum	Range, as
of Range)	of Range)	of Range)	Adjusted) (1)

(Dollars in Thousands)

Gross proceed s of offering	$102,000	$120,000	$138,000	$158,700
Less Expenses	(4,471)	(5,042)	(5,613)	(6,269)
Plus: Assets Received from MHC	50	50	50	50

Estimated net proceeds	97,579	115,008	132,437	152,481
Less: Common stock purchased by
employee stock ownership plan (2)	(8,160)	(9,600)	(11,040)	(12,696)
Less: Common stock purchased by the
stock recognition and retention plan (3)	(3,535)	(4,159)	(4,783)	(5,500)

Estimated investable net proceeds	$85,884	$101,249	$116,614	$134,285

For the Year Ended September 30, 2006:

Consolidated net income:
Historical	$6,212	$6,212	$6,212	$6,212
Pro forma income on net proceeds	2,571	3,031	3,491	4,020
Pro forma income on assets from MHC	1	1	1	1
Pro forma employee stock
ownership plan adjustment (2)	(332)	(390)	(449)	(516)
Pro forma restricted stock
award adjustment (3)	(431)	(507)	(583)	(671)
Pro forma stock option adjustment (4)	(432)	(509)	(585)	(673)

Pro forma net income	$7,589	$7,838	$8,087	$8,373

Per share net income:
Historical	$0.40	$0.34	$0.29	$0.25
Pro forma income on net proceeds, as adjusted	0.16	0.16	0.16	0.16
Pro forma employee stock
ownership plan adjustment (2)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock award
adjustment (3)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma stock option adjustment (4)	(0.03)	(0.03)	(0.03)	(0.03)

Pro forma net income per share (5)	$0.48	$0.42	$0.37	$0.33

Offering price as a multiple of pro forma
net earnings per share	20.83	x	23.81	x	27.03	x	30.30	x
Number of shares outstanding for pro forma
income per share calculations	15,693,340	18,461,730	21,231,569	24,415,797

(table continued on following page)	(Footnotes on page 45 )

	At or For the Year Ended September 30, 2006

	10,200,000	12,000,000	13,800,000	15,870,000
	Shares Sold at	Shares Sold at	Shares Sold at	Shares Sold at
	$10.00 Per	$10.00 Per	$10.00 Per	$10.00 Per Share
	Share	Share	Share	(Maximum of
	(Minimum	(Midpoint	(Maximum	Range, as
	of Range)	of Range)	of Range)	Adjusted) (1)

	(Dollars in Thousands)

At September 30, 2006:

Stockholders’ equity:
Historical	$107,869	$107,869	$107,869	$107,869
Estimated net proceeds	97,529	114,958	132,387	152,431
Plus: Equity Increase from MHC	50	50	50	50
Less: Common stock acquired by
the employee stock ownership plan (2)	(8,160)	(9,600)	(11,040)	(12,696)
Less: Common stock acquired
by the stock recognition and retention plan (3)(4)	(3,535)	(4,159)	(4,783)	(5,500)

Pro forma stockholders’ equity	193,753	209,118	224,483	242,154
Less: Intangibles	–	–	–	–

Pro forma tangible stockholders’ equity	$193,753	$209,118	$224,483	$242,154

Stockholders’ equity per share:
Historical	$6.23	$5.30	$4.61	$4.01
Estimated net proceeds	5.64	5.65	5.66	5.66
Less: Common stock acquired by the employee
stock ownership plan (2)	(0.47)	(0.47)	(0.47)	(0.47)
Less: Common stock acquired by the stock recognition
and retention plan (3)(4)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share (6)	$11.20	$10.28	$9.60	$9.00
Less: Intangibles per share	–	–	–	–

Pro forma tangible stockholders equity per share	$11.20	$10.28	$9.60	$9.00

Offering price as a percentage of pro
forma stockholders’ equity (5)	89.29%	97.28%	104.17%	111.11%
Offering price as a percentage of pro forma tangible
stockholders’ equity per share	89.29%	97.28%	104.17%	111.11%

Number of shares outstanding for pro forma
book value per share calculations	17,303,110	20,356,600	23,410,090	26,921,604

(footnotes on following page)

(1)

As adjusted to give effect to an increase in the number of shares which could occur as a result of a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering or regulatory considerations.

(2)

Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from new Home Federal Bancorp. Home Federal Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Home Federal Bank’s total annual payments on the employee stock ownership plan debt are based upon 15 equal annual installments of principal and interest. Statement of Position 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Home Federal Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 39.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 40,800, 48,000, 55,200 and 63,480 shares were committed to be released during the nine-month period ending June 30, 2007; and 54,400, 64,000, 73,600 and 84,640 shares were committed to be released during the 12-month period ending September 30, 2006, at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with Statement of Position 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of income per share calculations. See “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization – Employee Stock Ownership Plan.”

(3)

If approved by new Home Federal Bancorp’s stockholders, the new stock recognition and retention plan may purchase an aggregate number of shares of common stock equal to 3.5% of the shares sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the new stock recognition and retention plan, and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from new Home Federal Bancorp or through open market purchases. The funds to be used by the new stock recognition and retention plan to purchase the shares will be provided by new Home Federal Bancorp. The table assumes that (i) the new stock recognition and retention plan acquires the shares through open market purchases at $10.00 per share, (ii) 15% and 20% of the amount contributed to the new stock recognition and retention plan is amortized as an expense during the nine months ended June 30, 2007 and the year ended September 30, 2006, respectively, and (iii) the stock recognition and retention plan expense reflects an effective combined federal and state tax rate of 39.0%. Assuming stockholder approval of the new stock recognition and retention plan and that shares of common stock (equal to 3.5% of the shares sold in the offering) are awarded through the use of authorized but un issued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.0%. See “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization – Stock Recognition and Retention Plan.”

(4)

If approved by new Home Federal Bancorp’s stockholders, the new stock option plan may grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the new stock option plan may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock option plan, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $2.71 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 39.0%. The actual expense of the stock option plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock option plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock option plan are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share will decrease. The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing stockholders’ ownership and voting interests by approximately 4.9%.

(5)

Income per share computations are determined by taking the number of shares assumed to be sold in the offering and, in accordance with Statement of Position 93-6, subtracting the employee stock ownership plan shares that have not been committed for release during the period. See note 2, above.

(6)

The retained earnings of Home Federal Bank will be substantially restricted after the conversion. See “The Conversion and Stock Offering – Effect of the Conversion – Depositors’ Rights if We Liquidate – Liquidation Rights.”

RECENT DEVELOPMENTS

           The following tables set forth certain information concerning our consolidated financial position and results of operations at the dates and for the periods indicated. Information at September 30, 2007 and June 30, 2007, the three and twelve months ended September 30, 2007 and the three months ended September 30, 2006 are unaudited, but, in the opinion of management, contain all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of the results of these periods. This information should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this prospectus.

FINANCIAL CONDITION DATA:	At September 30, 2007	At June 30, 2007	At September 30, 2006

	(In Thousands)

Total assets	$709,954	$728,315	$761,292
Mortgage-backed securities, available for sale	162,258	166,755	12,182
Mortgage-backed securities, held to maturity	—	—	183,279
Loans receivable, net (1)	480,118	491,768	503,065
Loans held for sale	4,904	4,363	4,119
Total deposit accounts	404,609	418,698	430,281
Federal Home Loan Bank advances	180,730	189,264	210,759
Stockholders’ equity	112,637	109,998	107,869

	Three Months Ended September 30,		Twelve Months Ended September 30,

OPERATING DATA:	2007	2006	2007	2006

	(In Thousands)

Interest income	$10,378	$10,620	$42,638	$39,913
Interest expense	5,248	5,034	21,336	16,917

Net interest income	5,130	5,586	21,302	22,996
Provision for loan losses	338	(182)	409	138

Net interest income after provision for loan losses	4,792	5,768	20,893	22,858

Noninterest income	2,564	2,766	11,190	11,109
Noninterest expense	5,411	5,883	23,545	23,945

Income before income taxes	1,945	2,651	8,538	10,022
Income tax expense	750	993	3,267	3,810

Net income	$1,195	$1,658	$5,271	$6,212

Earnings per common share
Basic	$0.08	$0.11	$0.36	$0.43
Diluted	0.08	0.11	0.36	0.43

Dividends declared per share	$0.055	$0.055	$0.22	$0.215

(1)	Net of allowances for loan losses, loans in process and deferred loan fees.

	At or For the Three Months Ended September 30, (1)		At or For the Twelve Months Ended September 30,

KEY FINANCIAL RATIOS:	2007	200 6	2007	2006

Performance Ratios:
Return on average assets (2)	0.67%	0.88%	0.71%	0.85%
Return on average equity (3)	4.27	6.16	4.75	5.90
Dividend payout ratio	26.19	18.32	23.52	19.72
Equity-to-assets ratio (4)	15.70	14.24	14.94	14.70
Interest rate spread (5)	2.37	2.54	2.40	2.79
Net interest margin (6)	3.04	3.12	3.03	3.33
Efficiency ratio (7)	70.33	70.44	72.46	70.21
Noninterest income/operating revenue (8)	33.32	33.12	34.43	31.80
Average interest-earning assets to average interest-bearing liabilities	121.59	120.83	120.71	122.32
Noninterest expense as a percent of average total assets	3.04	3.11	3.17	3.29

Capital Ratios:
Tier 1 (core) capital (to tangible assets)	13.56	11.77	13.56	11.77
Total risk-based capital (to risk-weighted assets)	21.38	19.46	21.38	19.46
Tier 1 risk-based capital (to risk-weighted assets)	20.69	18.82	20.69	18.82

Asset Quality Ratios:
Nonaccrual and 90 days or more past due loans as a percent of total loans	0.32	0.08	0.32	0.08
Nonperforming assets as a percent of total assets	0.29	0.05	0.29	0.05
Allowance for losses as a percent of gross loans receivable	0.62	0.59	0.62	0.59
Allowance for losses as a percent of nonperforming loans	195.17	766.55	195.17	766.55
Net charge-offs to average loans	0.02	0.001	0.04	0.01

(1)	Ratios have been annualized

(2)	Net income divided by average total assets.

(3)	Net income divided by average equity.

(4)	Average equity divided by average total assets.

(5)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.

(6)	Net interest margin, otherwise known as net yield on interest-earning assets, is calculated as net interest income divided by average interest-earning assets.

(7)	The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income.

(8)	Operating revenue is defined as the sum of net interest and noninterest income

Regulatory Capital

           The table below sets forth Home Federal’s capital position relative to its Office of Thrift Supervision capital requirements at September 30, 2007. The definitions used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. See “How We Are Regulated - Regulation and Supervision of Home Federal - Capital Requirements.”

	At September 30, 2007

	Amount	Percent of Assets (1)

	(Dollars in Thousands)

Equity capital under generally accepted accounting principles (“GAAP”)	$91,908	13.33%

Tier 1 risk-based capital	$93,678	20.69%
Requirement	18,112	10.00

Excess	$75,566	16.69%

Tier 1 (core) capital	$93,736	13.56%
Requirement	20,741	3.00

Excess	$72,995	10.56%

Total risk-based capital	$96,805	21.38%
Risk-based requirement	36,224	8.00

Excess	$60,581	13.38%

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

Comparison of Financial Condition at September 30, 2007 and September 30, 2006

           General. Total assets decreased $51.4 million, or 6.7%, to $709.9 million at September 30, 2007 from $761.3 million at September 30, 2006. Mortgage-backed securities and loans, net decreased $33.2 million and $22.9 million respectively and were the primary reason for the asset decline during the twelve-month period. Total liabilities decreased $56.1 million, or 8.6% to $597.3 million. Federal Home Loan Bank advances and deposits decreased by $30.0 million and $25.7 million respectively.

           Assets. For the year ended September 30, 2007, total assets decreased $51.4 million. The increases and decreases were primarily concentrated in the following asset categories:

			Increase (decrease)

	Balance at September 30, 2007	Balance at September 30, 2006	Amount	Percent

	(Dollars in Thousands)

Cash and amounts due from depository institutions	$20,588	$18,385	2,203	12.0%
Mortgage-backed securities, available for sale	162,258	12,182	150,076	1,231.9
Mortgage-backed securities, held to maturity	—	183,279	(183,279)	(100.0)
Loans receivable, net of allowance for loan losses	480,118	503,065	(22,947)	(4.6)

           Cash and amounts due from depository institutions increased $2.2 million as a result of normal fluctuations of amounts due from other financial institutions.

           Mortgage-backed securities decreased $33.2 million to $162.3 million at September 30, 2007, from $195.5 million at September 30, 2006. During the year ended September 30, 2007, we purchased $2.1 million of 5/1 hybrid adjustable-rate mortgage-backed securities issued by Freddie Mac. Repayments of principal and proceeds from sales totaled $31.9 million for the year ended September 30, 2007. We purchase mortgage-backed securities to manage interest rate sensitivity, supplement loan originations and provide liquidity.

           During the quarter ended June 30, 2007, we transferred our entire portfolio of held-to-maturity mortgage- backed securities to available for sale to help meet future liquidity needs associated with increasing commercial banking and other lending activities. As part of our liquidity management, we do not intend to classify any investments as held to maturity in the foreseeable future.

           Loans receivable, net, decreased $23.0 million to $480.1 million at September 30, 2007, from $503.1 million at September 30, 2006. One-to four-family residential mortgage loans decreased $49.5 million as we sold a majority of the one-to four-family loans that we originated. In prior years, we held a portion of the one-to four-family loans we originated in our loan portfolio. Commercial loans increased $18.6 million during the year ended September 30, 2007. We have made significant progress in building our commercial and small business banking programs, including the addition of an experienced commercial banking team to expand our existing commercial real estate lending program. We will also emphasize other commercial banking activities, including business banking, cash management and other products associated with a full-service commercial bank.

           Deposits. Deposits decreased $25.7 million, or 6.0%, to $404.6 million at September 30, 2007, from $430.3 million at September 30, 2006. Certificates of deposit accounted for the majority of the decrease in total deposits during the period. The decrease in certificates of deposit was primarily the result of our choosing not to match rates offered by local competitors that in some cases exceeded our alternative funding sources. The following table details the changes in deposit accounts:

			Increase (decrease)

	Balance at September 30, 2007	Balance at September 30, 2006	Amount	Percent

	(Dollars in Thousands)

Noninterest-bearing demand deposits	$38,643	$44,626	(5,983)	(13.4)%
Interest-bearing demand deposits	127,659	128,276	(617)	(0.5)
Savings deposits	23,116	23,655	(539)	(2.3)
Certificates of deposit	215,191	233,724	(18,533)	(7.9)

Total deposit accounts	404,609	$430,281	(25,672)	(6.0)

           Borrowings. Federal Home Loan Bank advances decreased $30.1 million, or 14.3%, to $180.7 million at September 30, 2007, from $210.8 million at September 30, 2006. We use Federal Home Loan Bank advances as an alternative funding source to deposits, and to manage funding costs, reduce interest rate risk and to leverage our balance sheet.

           Equity. Stockholders’ equity increased $4.8 million, or 4.4%, to $112.6 million at September 30, 2007, from $107.9 million at September 30, 2006. The increase was primarily a result of the $5.3 million in net income and the allocation of earned employee stock ownership plan shares, equity compensation and the exercise of stock options totaling $2.3 million, offset by $1.3 million in cash dividends paid to stockholders and $2.0 million increase in unrealized losses on securities available for sale. On September 14, 2007, the Company paid $0.055 per share in cash dividends to stockholders of record as of August 31, 2007, excluding shares held by Home Federal MHC.

Comparison of Operating Results for the Three Months ended September 30, 2007 and September 30, 2006

           General. Net income for the three months ended September 30, 2007 was $1.2 million, or $0.08 per diluted share, compared to net income of $1.7 million, or $0.11 per diluted share, for the three months ended September 30, 2006.

           Net Interest Income. Our net interest income decreased $456,000 or 8.2% to $5.1 million for the three months ended September 30, 2007 from $5.6 million for the three months ended September 30, 2006. Average total interest-earning assets decreased $41.1 million between the two three month time periods. During that same period, our net interest spread decreased 17 basis points.

           Interest and Dividend Income. Total interest and dividend income for the three months ended September 30, 2007 decreased $242,000 to $10.4 million from $10.6 million for the three months ended September 30, 2006. The decrease during the period was primarily attributable to the $41.1 million or 5.7% decrease in the average balance of interest-earning assets.

           The following table compares detailed average earning asset balances, associated yields and resulting changes in interest and dividend income for the three months ended September 30, 2007 and 2006:

	Three Months Ended September 30,

	2007		2006		Increase/ (Decrease) in Interest and Dividend Income from 2006

	Average Balance	Yield	Average Balance	Yield

	(Dollars in Thousands)

Loans receivable, net	$487,737	6.70%	$501,279	6.51%	$(8)
Loans held for sale	3,587	6.48	3,661	6.56	(2)
Investment securities, including interest- bearing deposits in other banks	9,412	5.18	1,952	5.33	96
Mortgage-backed securities	164,326	4.91	199,304	4.77	(359)
Federal Home Loan Bank stock	9,591	0.63	9,591	0.00	15

Total interest-earning assets	$674,653	6.15%	$715,787	5.93%	$(258)

           Interest Expense. Interest expense increased $214,000 or 4.3% to $5.2 million for the three months ended September 30, 2007 from $5.0 million for the three months ended September 30, 2006. The average balance of total interest-bearing liabilities decreased $37.5 million, or 6.3% to $554.9 million for the three months ended September 30, 2007 from $592.4 million for the three months ended September 30, 2006. The increase in interest expense from the prior year is primarily due to an increase in cost of funds. The average cost of funds increased 38 basis points to 3.78% for the three months ended September 30, 2007 compared to 3.40% for the three months ended September 30, 2006.

           The following table details average balances, cost of funds and the change in interest expense for the three months ended September 30, 2007 and 2006:

	Three Months Ended September 30,

	2007		2006		Increase/ (Decrease) in Interest Expense from 2006

	Average Balance	Cost	Average Balance	Cost

	(Dollars in Thousands)

Savings deposits	$23,220	0.60%	$23,610	0.22%	$22
Interest-bearing demand deposits	84,868	0.70	96,464	0.58	10
Money market accounts	46,009	3.47	32,220	2.04	235
Certificates of deposit	215,484	4.73	230,183	4.19	139
Federal Home Loan Bank advances	185,277	4.57	204,898	4.40	(192)

Total interest-bearing liabilities	$554,858	3.78%	$592,375	3.40%	$214

           Provision for Loan Losses. . In connection with its analysis of the loan portfolio for the three months ended September 30, 2007, management determined that a provision for loan losses of $338,000 was required for the three months ended September 30, 2007, compared to a reversal of allowance of $182,000 for the three months ended September 30, 2006. The $521,000 increase in the provision takes into account increased activity within classified assets as well as the current downturn in the real estate market. We do not originate or purchase one- to four-family subprime loans. Management considers the allowance for loans losses at September 30, 2007 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provision that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

           The following table details selected activity associated with the allowance for loan losses for the three months ended September 30, 2007 and 2006:

	At or For the Three Months Ended September 30,

	2007	2006

	(Dollars in Thousands)

Provision for loan losses	$338	$(182)
Net charge-offs	98	3
Allowance for loan losses	2,988	2,974
Allowance for loan losses as a percentage of gross loans receivable at the end of the period	0.62%	0.59%
Allowance for loan losses as a percentage of nonperforming loans at the end of the period	195.17	766.49
Nonperforming loans	$1,531	$388
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	0.32%	0.08%
Loans receivable, net	$480,118	$503,065

           Noninterest Income. Noninterest income for the three months ended September 30, 2007 was $2.6 million, a decrease of $202,000, or 7.3%, from the three months ended September 30, 2006.

           The following table provides a detailed analysis of the changes in components of noninterest income:

	Three Months Ended September 30, 2007	Increase/(Decrease) from September 30, 2006	Percentage Increase/(Decrease)

	(Dollars in Thousands)

Service fees and charges	$2,297	$(102)	(4.3)%
Gain on sale of loans	251	(11)	(4.2)
Increase in cash surrender value of bank life insurance	104	6	(6.1)
Loan servicing fees	129	(21)	(14.0)
Mortgage servicing rights, net	(222)	(90)	(68.2)
Other	5	16	(145.5)

Total noninterest income	$2,564	$(202)	(7.30)%

           Noninterest income decreased $202,000, or 7.3%, to $2.6 million for the three months ended September 30, 2007 from $2.8 million for the three months ended September 30, 2006. The decrease was primarily attributable to a $102,000 or 4.3% decrease in fees and service charges and a $90,000 or 68.2% decrease in the value of the mortgage servicing asset.

           Noninterest Expense. Total noninterest expense for the three months ended September 30, 2007 was $5.4 million, a decrease of $472,000 or 8.0% compared to the three months ended September 30, 2006.

           The following table provides a detailed analysis of the changes in components of noninterest expense:

	Three Months Ended September 30, 2007	Increase/(Decrease) from September 30, 2006	Percentage Increase/(Decrease)

	(Dollars in Thousands)

Compensation and benefits	$2,886	$(767)	(21.0)%
Occupancy and equipment	726	40	5.8
Data processing	548	110	25.1
Advertising	503	218	76.5
Other	748	(73)	(8.9)

Total noninterest expense	$5,411	$(472)	(8.0)%

           Compensation and benefits decreased $767,000 or 21.0% to $2.9 million for the three months ended September 30, 2007 from $3.7 million for the same period a year ago. The decrease was primarily attributable to a decreased incentive payout in the current year. Advertising costs increased $218,000 or 76.5%, primarily as a result of marketing costs related to a debit card rewards program and a business banking campaign that were recently initiated.

           Income Tax Expense. Income tax expense for the three months ended September 30, 2007 was $750,000, which represented a decrease of $243,000 from the three months ended September 30, 2006. Income before income taxes was $1.9 million for the three months ended September 30, 2007 compared to $2.6 million for the three months ended September 30, 2006, a decrease of $706,000, or 26.6%. Our combined federal and state effective income tax rate for the quarter ending September 30, 2007 was 38.6% compared to 37.5% for the three months ended September 30,2006.

Comparison of Operating Results for the Years ended September 30, 2007 and September 30, 2006

           General. Net income for the year ended September 30, 2007 was $5.3 million, or $0.36 per diluted share, compared to net income of $6.2 million, or $0.43 per diluted share, for the year ended September 30, 2006.

           Net Interest Income. Net interest income decreased $1.7 million, or 7.4%, to $21.3 million for the year ended September 30, 2007, from $23.0 million for the year ended September 30, 2006. The decrease in net interest income was primarily attributable to a lower net interest margin, despite an overall increase in average interest- earning assets and interest-bearing liabilities 2007 versus 2006.

           Our net interest margin decreased 30 basis points to 3.03% for the year ended September 30, 2007, from 3.33% for the same period last year. The cost of interest bearing liabilities increased 66 basis points to 3.66% for the fiscal year from 3.00% for the same period of the prior year. The decline in the net interest margin reflects the relatively flat yield curve that currently exists, as the cost of shorter-term deposits and borrowed funds increased more rapidly than the yield on longer-term assets. Although we believe the repricing of existing loans and the emphasis on expanding the commercial and small business banking programs, including both loan and deposit products, will help counter the trend in net interest margin, pressure will likely continue in the near term as a result of the flat yield curve environment.

           The following table sets forth the results of balance sheet growth and changes in interest rates to our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended September 30, 2007 Compared to September 30, 2006 Increase (Decrease) Due to

	Rate	Volume	Total

	(In thousands)
Interest-earning assets:
Loans receivable, net	$1,276	$2,098	$3,374
Loans held for sale	11	(7)	4
Investment securities, including interest-bearing deposits in other banks	30	175	205
Mortgage-backed securities	130	(1,036)	(906)
Federal Home Loan Bank stock	48	—	48

Total net change in income on interest-earning assets	$1,495	$1,230	$2,725

Interest-bearing liabilities:
Savings deposits	$55	$(3)	$52
Interest-bearing demand deposits	137	(34)	103
Money market accounts	519	161	680
Certificates of deposit	2,232	298	2,530

Total deposits	2,943	422	3,365
Federal Home Loan Bank advances	568	486	1,054

Total net change in expense on interest-bearing liabilities	$3,511	$908	$4,419

Total increase (decrease) in net interest income			$(1,694)

           Interest and Dividend Income. Total interest and dividend income for the year ended September 30, 2007 increased $2.7 million, or 6.8%, to $42.6 million, from $39.9 million for the same period of the prior year. The increase during the period was primarily attributable to the $14.0 million, or 2.0%, increase in the average balance of interest-earning assets and an increase in the yield on interest-earning assets to 6.06% from 5.79% as a result of the general increase in interest rates and changes in our loan portfolio mix.

           The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest and dividend income for the years ended September 30, 2007 and 2006.

	Year Ended September 30,

					Increase/ (Decrease) in Interest and Dividend Income from 2006
	2007		2006

	Average Balance		Average Balance
		Yield		Yield

	(Dollars in Thousands)

Loans receivable, net	$503,478	6.62%	$471,291	6.35%	$3,374
Loans held for sale	3,652	6.46	3,771	6.15	4
Investment securities, available for sale, including interest-bearing deposits in other banks	6,645	5.19	3,197	4.38	205
Mortgage-backed securities	180,309	4.82	201,838	4.76	(906)
FHLB stock	9,591	0.50	9,591	—	48

Total interest-earning assets	$703,675	6.06%	$689,688	5.79%	$2,725

           Interest Expense. Interest expense increased $4.4 million, or 26.1%, to $21.3 million for the year ended September 30, 2007 from $16.9 million for the year ended September 30, 2006. The average balance of total interest-bearing liabilities increased $19.1 million, or 3.4%, to $582.9 million for the year ended September 30, 2007 from $563.8 million for the year ended September 30, 2006. The increase was primarily a result of growth in certificates of deposit, money market accounts, and additional FHLB advances. As a result of general market rate increases, the average cost of funds for total interest-bearing liabilities increased 66 basis points to 3.66% for the year ended September 30, 2007 compared to 3.00% for the year ended September 30, 2006.

           The following table details average balances, cost of funds and the change in interest expense for the years ended September 30, 2007 and 2006:

	Year Ended September 30,

	2007		2006		Increase/ (Decrease) in Interest Expense from 2006

	Average Balance		Average Balance
		Cost		Cost

	(Dollars in Thousands)

Savings deposits	$23,397	0.44%	$24,863	0.21%	$52
Interest-bearing demand deposits	91,198	0.62	97,916	0.48	103
Money market deposits	39,908	3.04	31,875	1.68	680
Certificates of deposit	226,522	4.59	218,496	3.60	2,530
FHLB advances	201,911	4.49	190,684	4.20	1,054

Total interest-bearing liabilities	$582,936	3.66%	$563,834	3.00%	$4,419

           Provision for Loan Losses. A provision for loan losses of $409,000 was established by management in connection with its analysis of the loan portfolio for the year ended September 30, 2007, compared to a provision for loan losses of $138,000 established for the same period of 2006. The $271,000 increase in the provision takes into account increased activity within classified assets as well as the current downturn in the real estate market. We do not originate or purchase one- to four-family subprime loans. Management considers the allowance for loans losses at September 30, 2007 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provision that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

           The following table details selected activity associated with the allowance for loan losses for the years ended September 30, 2007 and 2006:

	At or For the Year Ended September 30,

	2007	2006

	(Dollars in Thousands)
Provision for loan losses	$409	$138
Net charge-offs	203	46
Allowance for loan losses	2,988	2,974
Allowance for loan losses as a percentage of gross loans receivable at the end of the period	0.61%	0.58%
Allowance for loan losses as a percentage of nonperforming loans at the end of the period	195.17%	766.49%
Nonperforming loans	$1,531	$388
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	0.32%	0.08%
Loans receivable, net	$480,118	$503,065

           Noninterest Income. Noninterest income increased $81,000, or 0.7%, to $11.2 million for the year ended September 30, 2007 from $11.1 million for the year ended September 30, 2006. While overall noninterest income was flat, gain on sale of loans increased $363,000 or 34.4%. This increase in noninterest income was offset by a $266,000 or 148.6% decrease in the value of the mortgage servicing asset. We currently sell a majority of the one-to four-family residential loans we originate. For the year ended September 30, 2006, a larger percentage of the residential mortgage loans originated were held in the loan portfolio. For the year ended September 30, 2007 we had a $150,000 write down of the value of the mortgage servicing rights.

           The following table provides a detailed analysis of the changes in components of noninterest income:

	Year Ended September 30,		Increase (decrease)

	2007	2006	Amount	Percent

	(Dollars in Thousands)

Service fees and charges	$9,218	$9,292	$(74)	(0.8)%
Gain on sale of loans	1,419	1,056	363	34.4
Increase in cash surrender value of bank owned life insurance	405	383	22	5.7
Loan servicing fees	549	620	(71)	(11.5)
Mortgage servicing rights, net	(445)	(179)	(266)	(148.6)
Other	44	(63)	107	169.8

Total noninterest income	$11,190	$11,109	$81	0.7%

           Noninterest Expense. Noninterest expense decreased $400,000, or 1.7%, to $23.5 million for the year ended September 30, 2007 from $23.9 million for the year ended September 30, 2006.

           The following table provides a detailed analysis of the changes in components of noninterest expense:

	Year Ended September 30,		Increase (decrease)

	2007	2006	Amount	Percent

	(Dollars in Thousands)

Compensation and benefits	$14,249	$15,081	$(832)	(5.5)%
Occupancy and equipment	2,871	2,759	112	4.1
Data processing	2,097	1,802	295	16.4
Advertising	1,475	1,025	450	43.9
Other	2,853	3,278	(425)	(13.0)

Total noninterest expense	$23,545	$23,945	$(400)	(1.7)%

           Compensation and benefits decreased $832,000 or 5.5% to $14.2 million for the year ended September 30, 2007 from $15.1 million for the same period a year ago. The decrease was primarily attributable to a decreased incentive payout in the current year. In addition, full-time equivalent employees has decreased from 240 as of September 30, 2006 to 223 as of September 30, 2007. Advertising costs increased $450,000 or 43.9%, primarily as a result of marketing costs related to a debit card rewards program and a business banking campaign that were initiated during the current fiscal year. Other noninterest expenses decreased $425,000 primarily as a result of costs incurred in the prior fiscal year related to the conversion of the core processing system and professional costs associated with the initial year of Sarbanes-Oxley compliance.

           Our efficiency ratio, which is the percentage of noninterest expense to net interest income plus noninterest income, was 72.5% for the year ended September 30, 2007 compared to 70.2% for the year ended September 30, 2006. The increase in efficiency ratio was primarily attributable to a $1.7 million, or 7.4% decrease in net interest income. By definition, a lower efficiency ratio would be an indication that we are more efficiently utilizing resources to generate net interest income and other fee income.

           Income Tax Expense. Income tax expense decreased $543,000, or 14.3%, to $3.3 million for the year ended September 30, 2007 from $3.8 million for the same period a year ago. Income before income taxes decreased $1.5 million or 14.8% to $8.5 million for the year ended September 30, 2007 compared to $10.0 million for the year ended September 30, 2006. Our combined federal and state effective income tax rate for the current period was 38.3% compared to 38.0% for the same period of the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

          We are a community-based financial institution primarily serving the Boise, Idaho and surrounding metropolitan area known as the Treasure Valley region of southwestern Idaho, including Ada, Canyon, Elmore and Gem counties, through our 15 full-service banking offices and two loan centers. We are in the business of attracting deposits from the public and utilizing those deposits to originate loans. We offer a wide range of loan products to meet the demands of our customers. Historically, lending activities have been primarily directed toward the origination of residential and commercial real estate loans. Real estate lending activities have been primarily focused on first mortgages on owner occupied, and one- to four-family residential properties. To an increasing extent in recent years, lending activities have also included the origination of residential and commercial construction and land development loans and home equity loans. While continuing our commitment to residential lending, management expects commercial lending, including commercial real estate, builder finance and commercial business lending, to become increasingly important activities for us. Consistent with this strategy, we appointed Mr. Williams as President of Home Federal Bank in September 2006 and expect him to succeed Mr. Stevens in September 2008. Mr. Williams has extensive experience in business related lending.

          Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. The recent interest rate environment, which has caused short-term market interest rates to rise, while longer term interest rates have remained stable, has had a negative impact on our interest rate spread and net interest margin, which has reduced profitability and caused a decrease in our return on average assets and return on average equity. To offset the negative impact the current interest rate environment is having on our profitability, we are seeking to find means of increasing interest income while controlling expenses. We intend to diversity the mix of our assets by reducing the percentage of our assets that are lower-yielding residential loans and mortgage-backed securities and increasing the percentage of our assets consisting of construction and land development, commercial real estate, and commercial business loans that have higher risk-adjusted returns.

          Our operating expenses consist primarily of compensation and benefits, occupancy and equipment, data processing, advertising, postage and supplies, professional services and, when applicable, deposit insurance premiums. Compensation and benefits consist primarily of the salaries and wages paid to our employees, payroll taxes, expenses for retirement and other employee benefits. Occupancy and equipment expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, taxes, depreciation charges, maintenance and costs of utilities.

          Following the completion of the offering, we anticipate that our operating expense will increase as a result of the increased compensation expenses associated with the purchases of shares of common stock by our employee stock ownership plan, and awards under additional stock-based incentive plans. While these additional expenses will negatively impact earnings, we do not expect them to completely offset the additional income we expect to receive by leveraging the proceeds from this offering.

          Assuming that the adjusted maximum number of shares is sold in the offering:

•
our employee stock ownership plan will acquire 1,269,600 additional shares of common stock with a $12.7 million loan from new Home Federal Bancorp, that is expected to be repaid over 15 years, resulting in an annual pre-tax expense of approximately $846,400 (assuming that the common stock maintains a value of $10.00 per shares);

•	our new stock option plan would authorize the grant of options to purchase shares up to 8.7% of the amount of our shares sold in the offering to eligible participants, which would result in compensation expense over the vesting period of the options. Assuming the market price of the common stock is $10.00 per share, all options are granted with an exercise price of $10.00 per share and have a term of 10 years; the dividend yield on the stock is zero; the risk free interest rate is 5.03%; and the volatility rate on the common stock is 11.31%, the estimated grant-date fair value of the options utilizing a Black-Scholes option pricing analysis is $2.71 per option granted. Assuming this value is amortized over the five year vesting period, the corresponding annual pre-tax expense associated with the stock option plan would be approximately $745,000; and

•
our new stock recognition and retention plan would authorize the award of a number of shares equal to up to 3.5% of the amount of our shares sold in the offering to eligible participants, which would be expense as the awards vest. Assuming that all shares are awarded at a price of $10.00 per share, and that the awards vest over a five year period, the corresponding annual pre-tax expense would be approximately $1.1 million.

          The actual expense that will be recorded for the additional shares purchased by our employee stock ownership plan will be determined by the market value of the shares of common stock as they are released to employees over the term of the loan, and depending on whether the loan is repaid faster than its contractual term allowing for an acceleration in the release of shares held as collateral for the loan. Accordingly, increases in the stock price above $10.00 per share will increase the total employee stock ownership plan expense, and any accelerated repayment of the loan along with an accelerated release of shares will increase the annual employee stock ownership plan expense. Additionally, the actual expense of the restricted shares will be determined by the fair market value of the stock on the grant date, which might be greater than $10.00 per share. Further, the actual expense of the stock options will be determined by the grant-date fair value of the options which will depend on a number of factors, including the valuation assumptions used in the Black-Scholes option pricing model. For more information of expenses associated with new equity based benefit plans, see “Pro Forma Data.”

          Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Operating Strategy

          Our strategies center on our continued development into a full service, community-oriented bank. Our goal is to continue to enhance our franchise value and earnings through controlled growth in our banking operations, especially small business lending, while maintaining the community-oriented customer service and sales focus that has characterized our success to date. In order to be successful in this objective and increase stockholder value, we are committed to the following strategies:

           Continue Growing in Our Existing Markets. We believe there is a large customer base in our market that is dissatisfied with the service received from larger regional banks. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior managers, we hope to distinguish ourselves from larger, regional banks operating in our market areas. Our larger capital base resulting from this offering and our plans to diversify our product mix should allow us to compete effectively against smaller banks.

           Continue Our Disciplined Execution.We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of our underwriting standards, experienced loan officers and the strength of the local economy. In addition, many of the commercial loans we originate are to borrowers well known by our loan officers from existing and prior banking relationships. At June 30, 2007, our nonperforming assets as a percentage of total assets were 0.07% and for the nine months ended June 30, 2007 our ratio of net charge-offs to average loans was 0.02%. Our year-end nonperforming assets as a percentage of total assets and ratio of net charge-offs to average loans have not exceeded 0.17% and 0.10%, respectively, in any of the past five years.

          Expanding Our Product Offerings. We intend to continue our emphasis on originating commercial lending products that diversify our loan portfolio by increasing the percentage of our assets consisting of higher-yielding construction and land development and commercial real estate and commercial business loans with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, while still providing high quality loan products for single-family residential borrowers. We also intend to selectively add products to provide diversification of revenue sources and to capture our customer’s full relationship. We intend to continue to expand our business by cross selling our loan and deposit products and services to our customers in order to increase our fee income.

           Focus on our Branch Expansion. Branch expansion has played a significant role in our ability to grow loans, deposits and customer relationships. Since August 2000 we have opened eight branches in our existing markets. We are planning four to six new branches that we intend to open within the next 24 months. There is currently one new branch under construction in Nampa, Idaho and plans are being finalized for the construction of a new branch office in the Meridian, Idaho market in 2008. Our long-term strategy is to build two or three branches per year if appropriate sites can be identified and obtained. We will also actively search for appropriate acquisitions to enhance our ability to deliver products and services in our existing markets and to expand into surrounding markets. However, there are currently no specific acquisitions under consideration.

           Increasing Our Core Transaction Deposits. A fundamental part of our overall strategy is to improve both the level and the mix of deposits that serve as a funding base for asset growth. By growing demand deposit accounts and other transaction accounts, we intend to reduce our reliance on higher-cost certificates of deposit and borrowings such as advances from the Federal Home Loan Bank of Seattle. In order to expand our core deposit franchise, we are focusing on introducing additional products and services to obtain money market and time deposits by bundling them with other consumer services. Business deposits are being pursued by the introduction of cash management products and by specific targeting of small business customers.

           Hire Experienced Employees With a Customer Service Focus. Our ability to continue to attract and retain banking professionals with strong business banking and service skills, community relationships and significant knowledge of our markets is key to our success. We believe that by focusing on experienced bankers who are established in their communities, we enhance our market position and add profitable growth opportunities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach.

          Continuing an internal management culture which is driven by a focus on profitability, productivity and accountability for results and which responds proactively to the challenge of change. The primary method for reinforcing our culture is the comprehensive application of our “Pay for Performance” total compensation program. Every employee has clearly defined accountabilities and performance standards that tie directly or indirectly to our profitability. All incentive compensation is based on specific profitability measures, sales volume goals or a combination of specific profitability measures and individual performance goals. This approach encourages all employees to focus on our profitability and has created an environment that embraces new products, services and delivery systems.

Critical Accounting Policies

          We use estimates and assumptions in our financial statements in accordance with generally accepted accounting principles. Management has identified several accounting policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements. These policies relate to the determination of the allowance for loan losses and the associated provision for loan losses, the fair market value of capitalized mortgage servicing rights, as well as deferred income taxes and the associated income tax expense. Management reviews the allowance for loan losses for adequacy on a quarterly basis and establishes a provision for loan losses that it believes is sufficient for the loan portfolio growth expected and the loan quality of the existing portfolio. The carrying value of the capitalized mortgage servicing rights is also assessed on a quarterly basis. Income tax expense and deferred income taxes are calculated using an estimated tax rate and are based on management’s and our tax advisor’s understanding of our effective tax rate and the tax code. These estimates are reviewed by our independent auditor on an annual basis and by our regulators when they examine Home Federal Bank.

           Allowance for Loan Losses. Management recognizes that loan losses may occur over the life of a loan and that the allowance for loan losses must be maintained at a level necessary to absorb specific losses on impaired loans and probable losses inherent in the loan portfolio. Our Asset Liability Management Committee assesses the allowance for loan losses on a quarterly basis. The Committee analyzes several different factors including delinquency rates, charge-off rates and the changing risk profile of our loan portfolio, as well as local economic conditions such as unemployment rates, bankruptcies and vacancy rates of business and residential properties.

          We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period, requiring management to make assumptions about future losses on loans. The impact of a sudden large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

          Our methodology for analyzing the allowance for loan losses consists of specific allocations on significant individual credits and a general allowance amount, including a range of losses. The specific allowance component is determined when management believes that the collectibility of a specific large loan has been impaired and a loss is probable. The general allowance component relates to assets with no well-defined deficiency or weakness and takes into consideration loss that is inherent within the portfolio but has not been realized. The general allowance is determined by applying a historical loss percentage to various types of loans with similar characteristics and classified loans that are not analyzed specifically. Due to the imprecision in calculating inherent and potential losses, a range is added to the general allowance to provide an allowance for loan losses that is adequate to cover losses that may arise as a result of changing economic conditions and other factors that may alter our historical loss experience.

          The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

           Mortgage Servicing Rights. Mortgage servicing rights represent the present value of the future loan servicing fees from the right to service loans for others. The most critical accounting policy associated with mortgage servicing is the methodology used to determine the fair value of capitalized mortgage servicing rights, which requires the development of a number of estimates, the most critical of which is the mortgage loan prepayment speeds assumption. The mortgage loan prepayment speeds assumption is significantly impacted by interest rates. In general, during periods of falling interest rates, the mortgage loans prepay faster and the value of our mortgage servicing asset declines. Conversely, during periods of rising rates, the value of mortgage servicing rights generally increases due to slower rates of prepayments. We perform a quarterly review of mortgage servicing rights for potential changes in value. This review may include an independent appraisal by an outside party of the fair value of the mortgage servicing rights.

           Deferred Income Taxes. Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability approach as prescribed in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in an institution’s income tax returns. The deferred tax provision for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. The primary differences between financial statement income and taxable income result from depreciation expense, mortgage servicing rights, loan loss reserves and dividends received from the Federal Home Loan Bank of Seattle. Deferred income taxes do not include a liability for pre-1988 bad debt deductions allowed to thrift institutions that may be recaptured if the institution fails to qualify as a bank for income tax purposes in the future.

Comparison of Financial Condition at June 30, 2007 and September 30, 2006

           General. Total assets decreased $33.0 million, or 4.3%, to $728.3 million at June 30, 2007 from $761.3 million at September 30, 2006. Mortgage-backed securities decreased $28.7 million, or 14.7%, to $166.8 million and were the primary reason for the asset decline during the nine-month period. As a result, we also reduced outstanding Federal Home Loan Bank advances by $21.5 million, or 10.2%, to $189.3 million. Total deposits decreased $11.6 million, or 2.7%, to $418.7 million as customers transferred funds into higher rate deposit products during the past several quarters and as a result of the transfer from Home Federal Bank of a single commercial relationship that reduced outstanding balances by approximately $4.1 million during the nine-month period.

           Assets. For the nine months ended June 30, 2007, total assets decreased $33.0 million. The increases and decreases were primarily concentrated in the following asset categories:

			Increase (Decrease)

	Balance at	Balance at
	June 30,	September 30,
	2007	2006	Amount	Percent

	(Dollars in Thousands)
Cash and amounts due from depository institutions	$23,086	$18,385	$4,701	25.6%
Mortgage-backed securities, available for sale	166,755	12,182	154,573	1,268.9
Mortgage-backed securities, held to maturity	—	183,279	(183,279)	(100.0)
Loans receivable, net of allowance for loan losses	491,768	503,065	(11,297)	(2.2)

          Cash and amounts due from depository institutions increased $4.7 million as a result of normal fluctuations of amounts due from other financial institutions.

          Mortgage-backed securities decreased $28.7 million to $166.8 million at June 30, 2007, from $195.5 million at September 30, 2006. During the nine months ended June 30, 2007, we purchased $2.1 million of 5/1 hybrid adjustable-rate mortgage-backed securities issued by Freddie Mac. Repayments of principal and proceeds from sales totaled $25.4 million for the nine months ended June 30, 2007. We purchase mortgage-backed securities to manage interest rate sensitivity, supplement loan originations and provide liquidity.

           We had a change in our strategy regarding mortgage-backed securities and during the quarter ended June 30, 2007, we transferred our entire portfolio of held-to-maturity mortgage-backed securities to available for sale to help meet future liquidity needs associated with increasing commercial banking and other lending activities. As part of our liquidity management, we do not currently intend to classify any investments as held to maturity in the foreseeable future.

          Loans receivable, net, decreased $11.3 million to $491.8 million at June 30, 2007, from $503.1 million at September 30, 2006. One- to four-family residential mortgage loans decreased $34.0 million as we sold a majority of the one- to four-family loans that we originate. In prior years, we held a portion of the one- to four-family loans we originated in our loan portfolio. Commercial loans increased $18.5 million, or 12.8%, during the nine months ended June 30, 2007. We have made significant progress in building our commercial and small business banking programs, including the addition of an experienced commercial banking team to expand our existing commercial real estate lending program. We will also emphasize other commercial banking activities, including business banking, cash management and other products associated with a full-service commercial bank.

           Deposits. Deposits decreased $11.6 million, or 2.7%, to $418.7 million at June 30, 2007, from $430.3 million at September 30, 2006. A significant portion of the decrease in noninterest-bearing demand deposits was the result of a single commercial relationship that reduced outstanding balances by approximately $4.1 million during the nine-month period. Money market deposits accounted for the majority of the increase in interest-bearing deposits as a result of our increased emphasis on commercial accounts and as customers transferred funds into higher rate deposit products. The decrease in certificates of deposit was primarily the result of our choosing not to match rates offered by local competitors that in some instances exceeded our alternative funding sources.

          The following table details the changes in deposit accounts:

			Increase (Decrease)

	Balance at June 30, 2007	Balance at September 30, 2006	Amount	Percent

	(Dollars in Thousands)

Noninterest-bearing demand deposits	$34,368	$44,626	$(10,258)	(23.0)%
Interest-bearing demand deposits	133,770	128,276	5,494	4.3
Savings deposits	23,465	23,655	(190)	(0.8)
Certificates of deposit	227,095	233,724	(6,629)	(2.8)

Total deposit accounts	$418,698	$430,281	$(11,583)	(2.7)%

           Borrowings. Federal Home Loan Bank advances decreased $21.5 million, or 10.2%, to $189.3 million at June 30, 2007, from $210.8 million at September 30, 2006. We use Federal Home Loan Bank advances as an alternative funding source to deposits, and to manage funding costs, reduce interest rate risk and to leverage our balance sheet.

           Equity. Stockholders’ equity increased $2.1 million, or 2.0%, to $110.0 million at June 30, 2007, from $107.9 million at September 30, 2006. The increase was primarily a result of the $4.1 million in net income and the allocation of earned employee stock ownership plan shares, equity compensation and the exercise of stock options totaling $2.3 million, offset by $959,000 in cash dividends paid to stockholders and $3.3 million increase in unrealized losses on securities available for sale. During the quarter ended June 30, 2007, we transferred our entire portfolio of held-to-maturity mortgage-backed securities to available for sale for additional liquidity purposes. As a result, stockholders’ equity was decreased by the securities unrealized holding loss of $1.9 million at the date of transfer. On June 15, 2007, we paid $0.055 per share in cash dividends to stockholders of record as of June 1, 2007, excluding shares held by Home Federal MHC.

Comparison of Operating Results for the Nine Months ended June 30, 2007 and June 30, 2006

           General. Net income for the nine months ended June 30, 2007 was $4.1 million, or $0.28 per diluted share, compared to net income of $4.6 million, or $0.31 per diluted share, for the nine months ended June 30, 2006.

           Net Interest Income. Net interest income decreased $1.2 million, or 7.1%, to $16.2 million for the nine months ended June 30, 2007, from $17.4 million for the nine months ended June 30, 2006. The decrease in net interest income was primarily attributable to the ongoing compression of our net interest margin, despite an overall increase in average interest-earning assets and interest-bearing liabilities of $32.6 million and $38.2 million, respectively.

          Our net interest margin decreased 39 basis points to 3.02% for the nine months ended June 30, 2007, from 3.41% for the same period of the prior year. The cost of interest-bearing liabilities increased 76 basis points to 3.62% for the nine months of fiscal 2007 compared to 2.86% for the same period of the prior year. The decline in the net interest margin reflects the relatively flat yield curve that currently exists, as the cost of shorter-term deposits and borrowed funds increased more rapidly than the yield on longer-term assets. Although we believe the repricing of existing loans and the emphasis on expanding the commercial and small business banking programs, including both loan and deposit products, will help counter the trend in net interest margin, pressure will likely continue in the near term as a result of the flat yield curve environment.

          The following table sets forth the results of balance sheet growth and changes in interest rates to our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Nine Months Ended June 30, 2007
	Compared to June 30, 2006

	Increase (Decrease) Due to

	Rate	Volume	Total

	(In Thousands)
Interest-earning assets:
Loans receivable, net	$1,049	$2,320	$3,369
Loans held for sale	7	(4)	3
Investment securities, including interest-bearing deposits in other banks	32	77	109
Mortgage-backed securities	25	(572)	(547)
Federal Home Loan Bank stock	33	—	33

Total net change in income on interest-earning assets	$1,146	$1,821	$2,967

Interest-bearing liabilities:
Savings deposits	$31	$(1)	$30
Interest-bearing demand deposits	100	(8)	92
Money market accounts	363	82	445
Certificates of deposit	1,969	423	2,392

Total deposits	2,463	496	2,959
Federal Home Loan Bank advances	490	756	1,246

Total net change in expense on interest-bearing liabilities	$2,953	$1,252	$4,205

Total decrease in net interest income			$(1,238)

           Interest and Dividend Income. Total interest and dividend income for the nine months ended June 30, 2007 increased $3.0 million, or 10.1%, to $32.3 million, from $29.3 million for the nine months ended June 30, 2006. The increase during the period was primarily attributable to the $32.6 million, or 4.8%, increase in the average balance of interest-earning assets and an increase in the yield on interest-earning assets to 6.03% from 5.73% as a result of the general increase in interest rates and changes in the our loan portfolio mix.

          The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest and dividend income for the nine months ended June 30, 2007 and 2006:

	Nine Months Ended June 30,

	2007		2006		Increase/ (Decrease) in Interest and Dividend

	Average Balance	Yield	Average Balance	Yield	Income from 2006

	(Dollars in Thousands)

Loans receivable, net	$508,782	6.59%	$461,185	6.30%	$3,369
Loans held for sale	3,675	6.54	3,809	6.21	3
Investment securities, available for sale, including interest-bearing deposits in other banks	5,713	5.20	3,617	4.20	109
Mortgage-backed securities	185,694	4.79	202,692	4.75	(547)
Federal Home Loan Bank stock	9,591	0.46	9,591	—	33

Total interest-earning assets	$713,455	6.03%	$680,894	5.73%	$2,967

           Interest Expense. Interest expense increased $4.2 million, or 35.4%, to $16.1 million for the nine months ended June 30, 2007 from $11.9 million for the nine months ended June 30, 2006. The average balance of total interest-bearing liabilities increased $38.2 million, or 6.9%, to $592.4 million for the nine months ended June 30, 2007 from $554.2 million for the nine months ended June 30, 2006. The increase was primarily a result of growth in certificates of deposits and additional Federal Home Loan Bank advances. As a result of general market rate increases, the average cost of funds for total interest-bearing liabilities increased 76 basis points to 3.62% for the nine months ended June 30, 2007 compared to 2.86% for the nine months ended June 30, 2006.

          The following table details average balances, cost of funds and the change in interest expense for the nine months ended June 30, 2007 and 2006:

	Nine Months Ended June 30,

	2007		2006		Increase/ (Decrease) in Interest
	Average Balance	Cost	Average Balance	Cost	Expense from 2006

	(Dollars in Thousands)

Savings deposits	$23,457	0.39%	$25,285	0.20%	$30
Interest-bearing demand deposits	93,330	0.60	98,405	0.44	92
Money market deposits	37,852	2.87	31,759	1.55	445
Certificates of deposit	230,242	4.54	214,558	3.39	2,392
Federal Home Loan Bank advances	207,517	4.46	184,209	4.12	1,246

Total interest-bearing liabilities	$592,398	3.62%	$554,216	2.86%	$4,205

          Provision for Loan Losses. In connection with its analysis of the loan portfolio for the nine months ended June 30, 2007, management determined that a provision for loan losses of $71,000 was required for the nine months ended June 30, 2007, compared to a provision for loan losses of $320,000 established for the nine months ended

June 30, 2006. The $249,000, or 77.8% decrease in the provision primarily reflects an $11.9 million reduction in loans receivable for the current year as compared to an increased of $63.1 million for the same period of last year. Our credit quality also remained excellent, as non-performing assets were $520,000, or 0.07% of total assets, at June 30, 2007, compared to $30,000, or 0.004% of total assets, at June 30, 2006. We do not originate or purchase one- to four-family subprime loans. Management considers the allowance for loan losses at June 30, 2007 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

          Prior to March 31, 2007, the allowance for loan losses included the estimated loss from unfunded loan commitments. The preferred accounting method is to separate the unfunded loan commitments from the disbursed loan amounts and record the unfunded loan commitment portion as a liability. At June 30, 2007, the reserve for unfunded loan commitments was $139,000, which was included in other liabilities on the Consolidated Balance Sheet. Combining the $139,000 liability for unfunded commitments with the allowance for loan losses provides an allowance of $2.9 million, or 0.59% of gross loans at June 30, 2007, compared to $3.2 million, or 0.64% at June 30, 2006.

          The following table details selected activity associated with the allowance for loan losses for the nine months ended June 30, 2007 and 2006:

	At or For the Nine Months
	Ended June 30,

	2007	2006

	(Dollars in Thousands)

Provision for loan losses	$71	$320
Net charge-offs	105	43
Allowance for loan losses	2,748	3,160
Allowance for loan losses as a percentage of gross loans receivable at the end of the period	0.56%	0.64%
Nonperforming loans	$367	$30
Allowance for loan losses as a percentage of nonperforming loans at the end of the period	748.77%	10,533.33%
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	0.074	0.006
Loans receivable, net	$491,768	$494,016

          Noninterest Income. Noninterest income increased $283,000, or 3.4%, to $8.6 million for the nine months ended June 30, 2007 from $8.3 million for the nine months ended June 30, 2006. The increase was primarily attributable to a $374,000, or 47.1%, increase in gains on the sale of residential mortgage loans offset by a $176,000, or 374.5%, decrease related to the value of the mortgage servicing rights. We currently sell a majority of the one- to four-family residential mortgage loans that we originate. For the nine months ended June 30, 2006, a larger percentage of the residential mortgage loans originated were held in the loan portfolio. For the nine months ended June 30, 2006, we had a $201,000 write-up of the value of the mortgage servicing rights. As a result of the conversion of our core processing system during the quarter ended December 31, 2005, we retired fixed assets and software related to the prior system, resulting in an $86,000 charge to other noninterest income for the nine months ended June 30, 2006.

The following table provides a detailed analysis of the changes in components of noninterest income:

	Nine Months Ended
	June 30,		Increase (Decrease)

	2007	2006	Amount	Percent

	(Dollars In Thousands)

Service fees and charges	$6,921	$6,893	$28	0.4%
Gain on sale of loans	1,168	794	374	47.1
Increase in cash surrender value of bank owned life insurance	301	285	16	5.6
Loan servicing fees	420	470	(50)	(10.6)
Mortgage servicing rights, net	(223)	(47)	(176)	(374.5)
Other	39	(52)	91	(175.0)

Total noninterest income	$8,626	$8,343	$283	3.4%

          Noninterest Expense. Noninterest expense increased $72,000, or less than 1%, to $18.1 million for the nine months ended June 30, 2007 from $18.1 million for the nine months ended June 30, 2006.

          The following table provides a detailed analysis of the changes in components of noninterest expense:

	Nine Months Ended
	June 30,		Increase (Decrease)

	2007	2006	Amount	Percent

	(Dollars in Thousands)

Compensation and benefits	$11,363	$11,428	$(65)	(0.6)%
Occupancy and equipment	2,145	2,073	72	3.5
Data processing	1,549	1,364	185	13.6
Advertising	972	740	232	31.4
Other	2,105	2,457	(352)	(14.3)

Total noninterest expense	$18,134	$18,062	$72	0.4%

          Compensation and benefits decreased $65,000, or less than 1%, to $11.4 million for the nine months ended June 30, 2007 from $11.4 million for the same period a year ago. The decrease was primarily attributable to a decrease in the number of full-time equivalent employees offset by increased costs related to equity compensation plans and annual merit increases. As of June 30, 2007, we employed 215 full-time equivalent employees, compared to 240 at June 30, 2006, a decrease of approximately 10%. Advertising costs increased $232,000, or 31.4%, primarily as a result of marketing costs related to a debit card rewards program and a business banking campaign that were initiated during the current fiscal year. Other noninterest expenses decreased $352,000 primarily as a result of costs incurred in the prior fiscal year related to the conversion of the core processing system and professional costs associated with the initial year of Sarbanes-Oxley compliance.

          Our efficiency ratio, which is the percentage of noninterest expense to net interest income plus noninterest income, was 73.1% for the nine months ended June 30, 2007 compared to 70.1% for the nine months ended June 30, 2006. The increase in efficiency ratio was primarily attributable to a $1.2 million, or 7.1%, decrease in net interest income. By definition, a lower efficiency ratio would be an indication that we are more efficiently utilizing resources to generate net interest income and other fee income.

          Income Tax Expense. Income tax expense decreased $300,000, or 10.6%, to $2.5 million for the nine months ended June 30, 2007 from $2.8 million for the same period a year ago. Income before income taxes decreased $778,000, or 10.6%, to $6.6 million for the nine months ended June 30, 2007 compared to $7.4 million for the nine months ended June 30, 2006. Our combined federal and state effective income tax rate for the current period was unchanged at 38.2% as compared to the same period of the prior fiscal year. Additionally, as a result of the reclassification of our mortgage-backed securities to available-for-sale, our deferred tax position changed from a net liability of ($800,000) to a net asset of $1.7 million.

Comparison of Financial Condition at September 30, 2006 and September 30, 2005

          General. Total assets increased $71.7 million, or 10.4%, to $761.3 million at September 30, 2006 from $689.6 million at September 30, 2005. Loans receivable, net, increased $72.1 million, or 16.7%, to $503.1 million, and was the primary reason for the asset growth during the fiscal year. The demand for loans was funded with increased deposits of $34.0 million and Federal Home Loan Bank advances of $34.9 million.

          Assets. For the year ended September 30, 2006, total assets increased $71.7 million. The increases and decreases were primarily concentrated in the following asset categories:

			Increase/(Decrease)

	Balance at	Balance at
	September 30,	September 30,
	2006	2005	Amount	Percent

	(Dollars in Thousands)
Mortgage-backed securities, available for sale	$12,182	$14,830	$(2,648)	(17.9)%
Mortgage-backed securities, held to maturity	183,279	180,974	2,305	1.3
Loans receivable, net of allowance for loan losses	503,065	430,944	72,121	16.7
Loans held for sale	4,119	5,549	(1,430)	(25.8)

          Mortgage-backed securities decreased $343,000 to $195.5 million at September 30, 2006, from $195.8 million at September 30, 2005. For the year ended September 30, 2006, we purchased $30.3 million of mortgage-backed securities that consisted primarily of hybrid adjustable and fixed rate securities with terms of 15 years or less. Normal repayments of principal totaled $30.7 million for the year ended September 30, 2006. We may purchase mortgage-backed securities to manage interest rate sensitivity and to supplement loan originations during periods when the we are not able to originate the desired type or volume of portfolio loans.

          Loans receivable, net, increased $72.1 million to $503.1 million at September 30, 2006, from $430.9 million at September 30, 2005. One- to four-family residential loans and commercial real estate loans increased $50.8 million and $17.8 million, respectively, during the year ended September 30, 2006. During the 2006 fiscal year, we purchased $38.8 million of hybrid adjustable, one- to four-family mortgage loans located primarily in the Western United States. Purchased mortgage loans allow us to increase interest-earning assets, manage interest rate risk, and geographically diversify our mortgage loan portfolio at a relatively low overhead cost. As of September 30, 2006, over 90% of our loan portfolio was secured by real estate, either as primary or secondary collateral.

          Loans held for sale decreased $1.4 million to $4.1 million at September 30, 2006, from $5.5 million at September 30, 2005. The balance of loans held for sale can vary significantly from period to period reflecting loan demand by borrowers and the current interest rate environment. We originate fixed-rate residential loans, the majority of which are sold in the secondary market. Selling fixed-rate mortgage loans allows us to reduce interest rate risk associated with long term, fixed-rate products and provides funds to make new loans and diversify the loan portfolio.

          Deposits. Deposits increased $34.0 million, or 8.6%, to $430.3 million at September 30, 2006, from $396.3 million at September 30, 2005. Certificates of deposit accounted for the majority of the increase in total deposits during the period with certificates of six to 12-month terms having the largest increase in balances. Demand deposits and savings accounts decreased $2.3 million, or 1.2%, as customers migrated towards higher rate deposit products during the fiscal year. The following table details the changes in deposit accounts:

			Increase/(Decrease)

	Balance at September 30, 2006	Balance at September 30, 2005	Amount	Percent

	(Dollars in Thousands)

Noninterest-bearing demand deposits	$44,626	$46,311	$(1,685)	(3.6)%
Interest-bearing demand deposits	128,276	127,330	946	0.7
Savings deposits	23,655	25,219	(1,564)	(6.2)
Certificates of deposit	233,724	197,465	36,259	18.4

Total deposit accounts	$430,281	$396,325	$33,956	8.6%

          Borrowings. Advances from the Federal Home Loan Bank increased $34.9 million, or 19.8%, to $210.8 million at September 30, 2006, from $175.9 million at September 30, 2005.

          Equity. Stockholders’ equity increased $6.5 million, or 6.4%, to $107.9 million at September 30, 2006, from $101.4 million at September 30, 2005. The increase was primarily a result of the $6.2 million in net income and earned employee stock ownership plan shares and equity compensation totaling $1.5 million, offset by $1.2 million of cash dividends paid to stockholders. On September 15, 2006, we paid $0.055 per share in cash dividends to stockholders of record as of September 1, 2006, excluding shares held by Home Federal MHC.

Comparison of Operating Results for the Years ended September 30, 2006 and September 30, 2005

          General. Net income for the year ended September 30, 2006 was $6.2 million, or $0.43 per diluted share, compared to net income of $5.3 million, or $0.36 per diluted share, for the year ended September 30, 2005. Results for the year ended September 30, 2005 included the $386,000 pre-tax gain on the sale of a former branch and a $1.8 million pre-tax expense for establishing the Home Federal Foundation, Inc. a charitable foundation established in connection with the initial formation and minority stock offering of Home Federal Bancorp. Excluding the gain on the sale of the branch and the expense for establishing the Home Federal Foundation, we had net income of $6.2 million, or $0.42 per diluted share, for the year ended September 30, 2005.

          The following table reconciles our actual net income to pro forma net income for the fiscal year ended September 30, 2006 and 2005, exclusive of the sale of the branch and the contribution to the Home Federal Foundation, as adjusted for federal and state taxes:

	Year Ended September 30,
	2006	2005

	(Dollars in Thousands)
Pro forma disclosure
Net income, as reported	$6,212	$5,283
Gain on sale of branch	—	(386)
Contribution to Home Federal Foundation	—	1,825
Federal and state income tax effect	—	(561)

Pro forma net income	$6,212	$6,161

Earnings per share
Diluted as reported	$0.43	$0.36
Pro forma diluted	$0.43	$0.42

          Net Interest Income. Net interest income increased $1.3 million, or 6.1%, to $23.0 million for the year ended September 30, 2006, from $21.7 million for the year ended September 30, 2005. Average total interest-earning assets increased $83.0 million, or 13.7% to $689.7 million for the year ended September 30, 2006 from $606.7 million for the same period last year. Average total interest-bearing liabilities increased $62.7 million, or 12.5%, to $563.8 million for the year ended September 30, 2006 from $501.1 million for the same period last year.

          Our net interest margin decreased 24 basis points to 3.33% for the year ended September 30, 2006, from 3.57% for the same period last year. The cost of deposits increased 58 basis points to 2.39% for the fiscal year from 1.81% for the same period last year. The decline in the net interest margin to 3.33% reflects competitive pricing pressures and the relatively flat yield curve that currently exists, as the cost of shorter-term deposits and borrowed funds increased more rapidly than the yield on longer-term assets.

          Interest and Dividend Income. Total interest and dividend income for the year ended September 30, 2006 increased $6.0 million, or 17.7%, to $39.9 million, from $33.9 million for the year ended September 30, 2005. The increase was primarily attributable to the $83.0 million, or 13.7%, increase in the average balance of interest-earning assets and an increase in the yield on interest-earning assets to 5.79% as a result of the general increase in interest rates.

          The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest and dividend income for the years ended September 30, 2006 and 2005:

	Year Ended September 30,

	2006		2005		Increase/ (Decrease) in Interest and Dividend
	Average Balance	Yield	Average Balance	Yield	Income from 2005

	(Dollars in Thousands)

Loans receivable, net	$471,291	6.35%	$419,940	6.14%	$4,155
Loans held for sale	3,771	6.15	2,518	5.80	86
Investment securities available for sale, including interest-bearing deposits in other banks	3,197	4.38	14,972	2.09	(173)
Mortgage-backed securities	201,838	4.76	160,780	4.75	1,965
Federal Home Loan Bank stock	9,591	—	8,480	0.35	(30)

Total interest-earning assets	$689,688	5.79%	$606,690	5.59%	$6,003

          On May 18, 2005, the Federal Home Loan Bank indefinitely suspended dividends on all classes of its stock as part of its recapitalization plans.

          Interest Expense. Interest expense increased $4.7 million, or 38.3%, to $16.9 million for the year ended September 30, 2006 from $12.2 million for the year ended September 30, 2005. The average balance of total interest-bearing liabilities increased $62.7 million, or 12.5%, to $563.8 million for the year ended September 30, 2006 from $501.1 million for the year ended September 30, 2005. The increase was primarily a result of growth in certificates of deposit and additional Federal Home Loan Bank advances. As a result of general market rate increases following the U.S. Federal Reserve Board rate increases during the past several quarters, the average cost of funds for total interest-bearing liabilities increased 56 basis points to 3.00% for the year ended September 30, 2006 compared to 2.44% for the year ended September 30, 2005.

          The following table details average balances, cost of funds and the change in interest expense for the year ended September 30, 2006 and 2005:

	Year Ended September 30,

	2006		2005		Increase/
					(Decrease) in
	Average Balance	Cost	Average Balance	Cost	Interest Expense from 2005

	(Dollars in Thousands)

Savings deposits	$24,863	0.21%	$25,633	0.20%	$—
Interest-bearing demand deposits	97,916	0.48	104,972	0.28	168
Money market accounts	31,875	1.68	36,061	1.09	140
Certificates of deposit	218,496	3.60	181,015	3.06	2,318
Federal Home Loan Bank advances	190,684	4.20	153,443	3.87	2,060

Total interest-bearing liabilities	$563,834	3.00%	$501,124	2.44%	$4,686

          Provision for Loan Losses. A provision for loan losses of $138,000 was established by management in connection with its analysis of the loan portfolio for the year ended September 30, 2006, compared to a provision for loan losses of $456,000 established for the same period of 2005. The $318,000 decrease in the provision took into account the increase in loans receivable during the fiscal year, offset by the loan portfolio’s overall strong credit quality, reduction in classified assets, level of nonperforming loans and net charge-offs. On an annual basis we also analyzes its historical loan loss rates used in the calculation of the provision. As a result of the fiscal 2006 analysis, the allowance for loan losses was reduced $182,000 due to a decline in three and five year average historical loss rates for certain loan categories.

          The following table details selected activity associated with the allowance for loan losses for the year ended September 30, 2006 and 2005:

	At or For the Year
	Ended September 30,

	2006	2005

	(Dollars in Thousands)

Provision for loan losses	$138	$456
Net charge-offs	46	211
Allowance for loan losses	2,974	2,882
Allowance for loan losses as a percentage of gross loans receivable at the end of the period	0.59%	0.67%
Allowance for loan losses as a percentage of nonperforming loans at end of period	766.49%	602.97%
Nonperforming loans	$388	$478
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	0.08%	0.11%
Loans receivable, net	$503,065	$430,944

          Noninterest Income. Noninterest income increased $981,000, or 9.7%, to $11.1 million for the year ended September 30, 2006 from $10.1 million for the year ended September 30, 2005. The increase in noninterest income was primarily attributable to a $1.0 million increase in service charges as a result of enhancements to the retail checking program related to the core processing conversion that took place in the first quarter of the current fiscal year. Gains on sale of loans also increased to $1.1 million for the year ended September 30, 2006 from $382,000 for the comparable period in 2005 as loans sold to investors increased to $81.6 million for the year ended September 30, 2006 from $57.6 million for the year ended September 30, 2005. We also recaptured $137,000 of prior write-downs of the mortgage servicing rights for the 2006 fiscal year compared to a $300,000 write-down for the prior fiscal year. Other noninterest income for the year ended September 30, 2005 included a $386,000 gain on the sale of a former branch and a $456,000 gain from life insurance proceeds, which were not experienced in the 2006 fiscal year.

          The following table provides a detailed analysis of the changes in components of noninterest income:

	Year Ended September 30,		Increase (Decrease)

	2006	2005	Amount	Percent

	(Dollars in Thousands)

Service fees and charges	$9,292	$8,274	$1,018	12.3%
Gain on sale of loans	1,056	382	674	176.4
Increase in cash surrender value of bank owned life insurance	383	343	40	11.7
Loan servicing fees	620	672	(52)	(7.7)
Mortgage servicing rights, net	(179)	(480)	301	(62.7)
Other	(63)	937	(1,000)	(106.7)

Total noninterest income	$11,109	$10,128	$981	9.7%

          We perform a quarterly review of mortgage servicing rights for potential increases or declines in value. For the year ended September 30, 2006, we determined the value of the mortgage servicing rights increased $137,000. In addition, amortization of the servicing rights exceeded the servicing rights capitalized as the majority of loans were sold with the servicing rights released, resulting in a net expense of $179,000 for the year ended September 30, 2006. The mortgage servicing right was 1.15% of mortgage loans serviced for others at September 30, 2006 compared to 1.10% at September 30, 2005. Mortgage servicing rights is an accounting estimate of the present value of the future servicing fees from the right to service mortgage loans for others. This estimate is affected by prepayment speeds of the underlying mortgages and interest rates. In general, during periods of rising interest rates, mortgage loans prepay slower and the value of the mortgage-servicing asset increases.

          Noninterest Expense. Noninterest expense increased $787,000, or 3.4%, to $23.9 million for the year ended September 30, 2006 from $23.2 million for the year ended September 30, 2005.

          The following table provides a detailed analysis of the changes in components of noninterest expense:

	Year Ended September 30,		Increase (Decrease)

	2006	2005	Amount	Percent

	(Dollars in Thousands)

Compensation and benefits	$15,081	$12,636	$2,445	19.3%
Occupancy and equipment	2,759	2,765	(6)	(0.2)
Data processing	1,802	1,616	186	11.5
Advertising	1,025	1,147	(122)	(10.6)
Contribution to Home Federal Foundation	—	1,825	(1,825)	(100.0)
Other	3,278	3,169	109	3.4

Total noninterest expense	$23,945	$23,158	$787	3.4%

          During the year ended September 30, 2005, we established the Home Federal Foundation by contributing $1.8 million, consisting of 146,004 shares of our common stock and $365,010 in cash. The Home Federal Foundation was formed for the purpose of supporting charitable organizations and activities that enhance the quality of life for residents within our market area.

          Excluding the contribution to the Home Federal Foundation, noninterest expense increased $2.6 million for the year ended September 30, 2006. Compensation and benefits accounted for $2.4 million of the total increase, increasing to $15.1 million for the year ended September 30, 2006 from $12.6 million for the same period a year ago. The majority of the increase in compensation and benefits was attributable to the establishment of our equity compensation plans, annual merit increases, and increases in employee commissions and incentive plans. The equity compensation plans consist of our ESOP, 2005 Recognition and Retention Plan, and the 2005 Stock Option and Incentive Plan. See Note 9 of the Selected Notes to Consolidated Financial Statements contained in this prospectus for further information. As of September 30, 2006, we employed 240 full-time equivalent employees, compared to 237 at September 30, 2005. The 11.5% increase in data processing was primarily attributable to the outsourcing of our check processing function as part of the conversion of our core processing system in November 2005. The outsourcing costs were offset by a corresponding reduction in compensation, equipment expense and other costs.

          The efficiency ratio was 70.2% for the year ended September 30, 2006 compared to 72.8% for the year ended September 30, 2005. Excluding the non-recurring contribution to the Home Federal Foundation and the gain on the sale of a former branch, the efficiency ratio was 67.9% for the year ended September 30, 2005.

          Income Tax Expense. Income tax expense increased $900,000, or 30.9%, to $3.8 million for the year ended September 30, 2006 from $2.9 million for the same period a year ago. Income before income taxes was $10.0 million for the year ended September 30, 2006 compared to $8.2 million for the year ended September 30, 2005. Our combined federal and state effective income tax rate for the current year was 38.0% compared to 35.5% for the prior fiscal year. For the year ended September 30, 2005, the effective tax rate was lower primarily as a result of the receipt of life insurance proceeds that are not subject to income taxes.

Comparison of Operating Results for the Years ended September 30, 2005 and September 30, 2004

          General. Net income for the year ended September 30, 2005 was $5.3 million, or $0.36 per diluted share, compared to net income of $4.7 million for the year ended September 30, 2004. On December 6, 2004, we completed our mutual holding company reorganization, at which time Home Federal Bancorp was organized. As a result, comparisons to prior periods refer to the results of Home Federal Bank as a federal mutual savings and loan association, and per share data is not applicable. The per share data for the year ended September 30, 2005 is being reported on shares outstanding from December 6, 2004 through September 30, 2005, because we completed our reorganization on December 6, 2004.

          As part of the reorganization and minority stock offering, we formed and capitalized the Home Federal Foundation with a one-time contribution of $1.8 million, which consisted of 146,004 shares of its common stock and $365,010 in cash. The Home Federal Foundation was formed for the purpose of supporting charitable organizations and activities that enhance the quality of life for residents within our market area. In addition, during the second quarter ended March 31, 2005, we sold a former branch for a pre-tax gain of $386,000.

          Excluding the contribution to the Home Federal Foundation and the sale of the branch, we had net income of $6.2 million, or $0.42 per diluted share, for the year ended September 30, 2005, compared to $4.7 million for the year ended September 30, 2004. The following table reconciles our actual net income to pro forma net income, exclusive of the contribution to the Home Federal Foundation and sale of the branch and as adjusted for federal and state taxes:

	Year Ended September 30,

	2005	2004

	(Dollars in Thousands)
Pro forma disclosure
Net income, as reported	$5,283	$4,684
Gain on sale of branch	(386)	—
Contribution to Home Federal Foundation	1,825	—
Federal and state income tax effect	(561)	—

Pro forma net income	$6,161	$4,684

Earnings per share
Diluted as reported	$0.36	nm	(1)
Pro forma diluted	$0.42	nm	(1)
________
(1)     Earnings per share information is not meaningful. We did not complete our minority stock offering until December 6, 2004.

          Net Interest Income. Net interest income increased $3.8 million, or 21.2%, to $21.7 million for the year ended September 30, 2005, from $17.9 million for the year ended September 30, 2004. Average total interest-earning assets increased $141.3 million to $606.7 million for the year ended September 30, 2005 primarily as a result of the purchase of mortgage-backed securities with the net proceeds of the minority stock offering and additional purchases throughout the past year to achieve a desired level of interest-earning assets. Cash that was received from subscribers in the minority stock offering and invested in lower-yielding overnight funds also contributed to the increase in interest-earning assets. The additional mortgage-backed securities and cash contributed to a 32 basis point decline in our average asset yields during the year ended September 30, 2005. During that same period, our average cost of funds increased 8 basis points, resulting in a 40 basis point decrease in the net interest spread.

          Interest and Dividend Income. Total interest and dividend income for the year ended September 30, 2005 increased $6.4 million, or 23.3%, to $33.9 million, from $27.5 million for the year ended September 30, 2004. The increase was the result of the $141.3 million increase in the average balance of interest-earning assets. The increase in average balance of interest-earning assets was partially offset by lower interest rates on mortgage-backed securities purchased and the decision by the Federal Home Loan Bank to indefinitely suspend dividend payments on Federal Home Loan Bank stock.

          The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest and dividend income for the year ended September 30, 2005 and 2004:

	Year Ended September 30,

	2005		2004		Increase/ (Decrease) in Interest and Dividend
	Average Balance	Yield	Average Balance	Yield	Income from 2004

	(Dollars in Thousands)

Loans receivable, net	$419,940	6.14%	$382,947	6.21%	$36,993
Loans held for sale	2,518	5.80	2,910	5.79	(392)
Investment securities available for sale, including interest-bearing deposits in other banks	14,972	2.09	14,690	1.77	282
Mortgage-backed securities	160,780	4.75	58,076	5.23	102,704
Federal Home Loan Bank stock	8,480	0.35	6,761	4.11	1,719

Total interest-earning assets	$606,690	5.59%	$465,384	5.91%	$141,306

          Interest Expense. Interest expense increased $2.6 million, or 27.1%, to $12.2 million for the year ended September 30, 2005 from $9.6 million for the year ended September 30, 2004. The average balance of total interest-bearing liabilities was $501.1 million, an increase of $91.5 million, for the year ended September 30, 2005 compared to $409.6 million for the year ended September 30, 2004. The increase was primarily a result of deposits received from stock subscription requests prior to the completion of the minority stock offering, growth in certificates of deposits as general market interest rates increased and additional Federal Home Loan Bank advances to leverage the balance sheet and to achieve the desired level of interest-earning assets. The average cost of funds for total interest-bearing liabilities was 2.44%, an increase of 8 basis points for the year ended September 30, 2005 compared to 2.36% for the year ended September 30, 2004.

          The following table details average balances, cost of funds and the change in interest expense for the year ended September 30, 2005 and 2004:

	Year Ended September 30,

	2005		2004		Increase/ (Decrease) in Interest
	Average Balance	Cost	Average Balance	Cost	Expense from 2004

	(Dollars in Thousands)

Savings deposits	$25,633	0.20%	$24,431	0.25%	$1,202
Interest-bearing demand deposits	104,972	0.28	83,364	0.27	21,608
Money market deposits	36,061	1.09	33,319	0.70	2,742
Certificates of deposit	181,015	3.06	153,280	2.89	27,735
Federal Home Loan Bank advances	153,443	3.87	115,197	4.08	38,246

Total interest-bearing liabilities	$501,124	2.44%	$409,591	2.36%	$91,533

          Provision for Loan Losses. The provision for loan losses decreased $444,000, or 49.3%, to $456,000 for the year ended September 30, 2005 from $900,000 for the year ended September 30, 2004. The following table details selected activity associated with the allowance for loan losses for the years ended September 30, 2005 and 2004:

	At or For the Year
	Ended September 30,

	2005	2004

	(Dollars in Thousands)

Provision for loan losses	$456	$900
Net charge-offs	211	116
Allowance for loan losses	2,882	2,637
Allowance for loan losses as a percentage of gross loans receivable and loans held for sale at the end of the period	0.67%	0.67%
Allowance for loan losses as a percentage of nonperforming loans at end of period	602.97%	432.30%
Nonperforming loans	$478	$610
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable and loans held for sale at the end of the period	0.11%	0.16%
Loans receivable, net	$430,944	$392,634

          We increased our provision for loan losses for the fiscal year ended September 30, 2004 due to the then unseasoned nature of our loan portfolio that resulted from a record volume of refinanced mortgage loans. In management’s judgment, the increase in the amount of refinanced mortgage loans resulted in an increase in the level of unseasoned loans within the loan portfolio thereby increasing the inherent risk of loss to us. In addition, during the prior fiscal year, management revised the estimated loss ratios of certain loan categories to more accurately reflect our loss history. Industry or peer loss rates were used if we did not have a meaningful history of losses.

          Noninterest Income. Noninterest income increased $1.1 million, or 12.2%, to $10.1 million for the year ended September 30, 2005 from $9.0 million for the year ended September 30, 2004. Other noninterest income for the year ended September 30, 2005 included a $386,000 gain on the sale of a branch and $456,000 in net life insurance proceeds as a result of the death of a former bank officer.

          We perform a quarterly review of mortgage servicing rights for potential changes in value. For the year ended September 30, 2005, we determined the value of the mortgage servicing right had declined $300,000. In addition, amortization of the servicing right exceeded the servicing rights capitalized as loans sold with servicing rights retained have declined as compared to the prior year. The mortgage servicing right was 1.10% of mortgage loans serviced for others at September 30, 2005 compared to 1.23% at September 30, 2004.

          The following table provides a detailed analysis of the changes in components of noninterest income:

	Year Ended September 30,		Increase (Decrease)

	2005	2004	Amount	Percent

	(Dollars in Thousands)

Service fees and charges	$8,274	$7,401	$873	11.8%
Gain on sale of loans	382	375	7	1.9
Increase in cash surrender value of bank owned life insurance	343	493	(150)	(30.4)
Loan servicing fees	672	671	1	0.1
Mortgage servicing rights, net	(480)	22	(502)	(2,281.8)
Other	937	20	917	4,585.0

Total noninterest income	$10,128	$8,982	$1,146	12.8%

          Noninterest Expense. Noninterest expense increased $4.6 million, or 24.7%, to $23.2 million for the year ended September 30, 2005 from $18.6 million for the year ended September 30, 2004. Excluding the $1.8 million one-time contribution to the Home Federal Foundation, noninterest expense increased $2.8 million, or 15.1%.

          The following table provides a detailed analysis of the changes in components of noninterest expense:

	Year Ended September 30,		Increase (Decrease)

	2005	2004	Amount	Percent

	(Dollars in Thousands)

Compensation and benefits	$12,636	$10,553	$2,083	19.7%
Occupancy and equipment	2,765	2,778	(13)	(0.5)
Data processing	1,616	1,549	67	4.3
Advertising	1,147	1,060	87	8.2
Contribution to Home Federal Foundation	1,825	—	1,825	100.0
Other	3,169	2,636	533	20.2

Total noninterest expense	$23,158	$18,576	$4,582	24.7%

          Compensation expense increased as a result of the establishment of the ESOP, annual merit pay increases, incentive compensation and an increase in the number of employees. As of September 30, 2005, Home Federal Bancorp employed 237 full-time equivalent employees, compared to 228 at September 30, 2004. Other noninterest expenses increased primarily as a result of a $206,000 accrued death benefit to the family of a former bank officer pursuant to a nonqualified retirement plan and professional expenses related to being a publicly held company. The efficiency ratio increased to 72.8% for the year ended September 30, 2005 compared to 69.2% for the year ended September 30, 2004. Excluding the non-recurring contribution to the Home Federal Foundation and the gain on sale of the branch, the efficiency ratio was 67.9% for the year ended September 30, 2005.

          Income Tax Expense. Income tax expense increased $226,000 to $2.9 million for the year ended September 30, 2005 from $2.7 million for the year ended September 30, 2004. Income before income taxes was $8.2 million for the year ended September 30, 2005 compared to $7.4 million for the year ended September 30, 2004. Our combined federal and state effective income tax rate for the year ended September 30, 2005 was 35.5% compared to 36.4% for the prior fiscal year. The decrease in the effective tax rate was primarily as a result of the receipt of life insurance proceeds that are not subject to income taxes.

Average Balances, Interest and Average Yields/Cost

          The following table sets forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances have been calculated using the average of daily balances during the period. Interest and dividends are reported on a tax-equivalent basis. During the time periods presented, we did not own any tax-exempt investment securities.

	Nine Months Ended						Year Ended
	June 30,						September 30,

	2007			2006			2006			2005			2004

		Interest			Interest			Interest			Interest			Interest
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost

	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net (1)	$508,732	$25,151	6.59%	$461,185	$21,782	6.30%	$471,291	$29,943	6.35%	$419,940	$25,788	6.14%	$382,947	$23,768	6.21%
Loans held for sale	3,675	180	6.54	3,809	177	6.21	3,771	232	6.15	2,518	146	5.80	2,910	168	5.79
Investment securities including interest-bearing
deposits in other banks	5,713	223	5.20	3,617	114	4.20	3,197	140	4.38	14,972	313	2.09	14,690	260	1.77
Mortgage-backed securities	185,694	6,673	4.79	202,692	7,220	4.75	201,838	9,598	4.76	160,780	7,633	4.75	58,076	3,038	5.23
Federal Home Loan Bank stock	9,591	33	0.46	9,591	—	—	9,591	—	—	8,480	30	0.35	6,761	278	4.11

Total interest-earning assets	713,455	$32,260	6.03%	680,894	$29,293	5.73%	689,688	$39,913	5.79%	606,690	$33,910	5.59	465,384	$27,512	5.91%

Noninterest earning assets	38,825			37,039			38,015			39,101			39,418

Total assets	$752,280			$717,933			$727,703			$645,791			$504,802

Interest-bearing liabilities:
Savings deposits	$23,457	$68	0.39%	$25,285	$38	0.20%	$24,863	$51	0.21%	$25,633	$51	0.20%	$24,431	$60	0.25%
Interest-bearing demand deposits	93,330	420	0.60	98,405	328	0.44	97,916	466	0.48	104,972	298	0.28	83,364	228	0.27
Money market accounts	37,852	815	2.87	31,759	370	1.55	31,875	534	1.68	36,061	394	1.09	33,319	232	0.70
Certificates of deposit	230,242	7,843	4.54	214,558	5,451	3.39	218,496	7,863	3.60	181,015	5,545	3.06	153,280	4,435	2.89

Total deposits	384,881	9,146	3.17	370,007	6,187	2.23	373,150	8,914	2.39	347,681	6,288	1.81	294,394	4,955	1.68

Federal Home Loan Bank advances	207,517	6,942	4.46	184,209	5,696	4.12	190,684	8,003	4.20	153,443	5,943	3.87	115,197	4,695	4.08

Total interest-bearing liabilities	592,398	$16,088	3.62%	554,216	$11,883	2.86%	563,834	$16,917	3.00%	501,124	$12,231	2.44%	409,591	$9,650	2.36%

Noninterest-bearing liabilities	49,314			59,221			58,559			51,786			50,476

Total liabilities	641,712			613,437			622,393			552,910			460,067

Stockholders’ equity	110,568			104,496			105,310			92,881			44,735

Total liabilities and equity	$752,280			$717,933			$727,703			$645,791			$504,802

Net interest income		$16,172			$17,410			$22,996			$21,679			$17,862
Interest rate spread		2.41%			2.87%			2.79%			3.15%			3.55%
Net interest margin (2)		3.02%			3.41%			3.33%			3.57%			3.84%
Ratio of average interest-earning assets to average interest-bearing liabilities		120.44%			122.86%			122.32%			121.07%			113.62%
_________
(1)          Non-accrual loans are included in the average balance. Loan fees are included in interest income on loans and are insignificant.
(2)          Net interest margin, otherwise known as yield on interest-earning assets, is calculated as net interest income divided by average interest-earning assets.

          The following table sets forth (on a consolidated basis) for the periods and at the dates indicated, the weighted average yields earned on our assets, the weighted average interest rates paid on our liabilities, together with the net yield on interest-earning assets.

		Nine Months Ended
	At June 30,	June 30,		Year Ended September 30,
	2007	2007	2006	2006	2005	2004

Weighted average yield on:
Loans receivable, net	6.59%	6.59%	6.30%	6.35%	6.14%	6.21%
Loans held for sale	6.56	6.54	6.21	6.15	5.80	5.79
Investment securities, including interest-bearing deposits in other banks	5.21	5.20	4.20	4.38	2.09	1.77
Mortgage-backed securities	4.99	4.79	4.75	4.76	4.75	5.23
Federal Home Loan Bank stock	0.58	0.46	—	—	0.35	4.11
Total interest-earning assets	6.09	6.03	5.73	5.79	5.59	5.91

Weighted average rate paid on:
Savings deposits	0.58	0.39	0.20	0.21	0.20	0.25
Interest-bearing demand deposits	0.61	0.60	0.44	0.48	0.28	0.27
Money market accounts	3.26	2.87	1.55	1.68	1.09	0.70
Certificates of deposit	4.77	4.54	3.39	3.60	3.06	2.89
Total deposits	3.36	3.17	2.23	2.39	1.81	1.68
Federal Home Loan Bank advances	4.50	4.46	4.12	4.20	3.87	4.08
Total interest-bearing liabilities	3.74	3.62	2.86	3.00	2.44	2.36

Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	2.35	2.41	2.87	2.79	3.15	3.55

Net interest margin (net interest income (expense) as a percentage of average interest-earning assets)	N/A	3.02	3.41	3.33	3.57	3.84

Rate/Volume Analysis

          The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to: (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (2) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Nine Months Ended June 30, 2007			Year Ended September 30, 2006			Year Ended September 30, 2005
	Compared to Nine Months Ended June 30, 2006			Compared to Year Ended September 30, 2005			Compared to Year Ended September 30, 2004
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to

	Rate	Volume	Total	Rate	Volume	Total	Rate	Volume	Total

	(In Thousands)
Interest-earning assets:
Loans receivable, net	$1,049	$2,320	$3,369	$916	$3,239	$4,155	$(248)	$2,268	$2,020
Loans held for sale	7	(4)	3	10	76	86	—	(22)	(22)
Investment securities, including interest-bearing deposits in other banks	32	77	109	186	(359)	(173)	48	5	53
Mortgage-backed securities	25	(572)	(547)	13	1,952	1,965	(254)	4,849	4,595
Federal Home Loan Bank stock	33	—	33	(34)	4	(30)	(344)	96	(248)

Total net change in income on
interest-earning assets	$1,146	$1,821	$2,967	$1,091	$4,912	$6,003	$(798)	$7,196	$6,398

Interest-bearing liabilities:
Savings deposits	$31	$(1)	$30	$—	$—	$—	$(12)	$3	$(9)
Interest-bearing demand deposits	100	(8)	92	189	(21)	168	9	61	70
Money market accounts	363	82	445	190	(50)	140	142	20	162
Certificates of deposit	1,969	423	2,392	1,061	1,257	2,318	272	838	1,110

Total deposits	2,463	496	2,959	1,440	1,186	2,626	411	922	1,333
Federal Home Loan Bank advances	490	756	1,246	528	1,532	2,060	(219)	1,467	1,248

Total net change in expense on
interest-bearing liabilities	$2,953	$1,252	$4,205	$1,968	$2,718	$4,686	$192	$2,389	$2,581

Total change in net interest income			$(1,238)			$1,317			$3,817

Asset and Liability Management and Market Risk

          General. Our Board of Directors has established an asset and liability management policy to guide management in maximizing net interest rate spread by managing the differences in terms between interest-earning assets and interest-bearing liabilities while maintaining acceptable levels of liquidity, capital adequacy, interest rate sensitivity, changes in net interest income, credit risk and profitability. The policy includes the use of an Asset Liability Management Committee whose members include certain members of senior management. The Committee’s purpose is to communicate, coordinate and manage our asset/liability positions consistent with our business plan and Board-approved policies, as well as to price savings and lending products, and to develop new products. The Asset Liability Management Committee meets twice a month to review various areas including:

•	economic conditions;

•	interest rate outlook;

•	asset/liability mix;

•	interest rate risk sensitivity;

•	change in net interest income;

•	current market opportunities to promote specific products;

•	historical financial results;

•	projected financial results; and

•	capital position.

          The Committee also reviews current and projected liquidity needs twice a month. As part of its procedures, the Asset Liability Management Committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution’s existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential change in market value of portfolio equity that is authorized by the Board of Directors.

          Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

In recent years, we primarily have utilized the following strategies in our efforts to manage interest rate risk:

•	we have increased our originations of shorter term loans and particularly, construction and land development loans and home equity loans;

•	we have structured our borrowings with maturities that match fund our loan and investment portfolios;

•	we have attempted, where possible, to extend the maturities of our deposits which typically fund our long-term assets; and

•	we have invested in securities with relatively short anticipated lives, generally three to five years.

          How We Measure the Risk of Interest Rate Changes. We measure our interest rate sensitivity on a quarterly basis utilizing an internal model. Management uses various assumptions to evaluate the sensitivity of our operations to changes in interest rates. Although management believes these assumptions are reasonable, the interest rate sensitivity of our assets and liabilities on net interest income and the market value of portfolio equity could vary substantially if different assumptions were used or actual experience differs from such assumptions. The assumptions we use are based upon proprietary and market data and reflect historical results and current market conditions. These assumptions relate to interest rates, prepayments, deposit decay rates and the market value of certain assets under the various interest rate scenarios. An independent service was used to provide market rates of interest and certain interest rate assumptions to determine prepayments and maturities of loans, investments and borrowings. Time deposits are modeled to reprice to market rates upon their stated maturities. We assumed that non-maturity deposits can be maintained with rate adjustments not directly proportionate to the change in market interest rates. Our historical deposit decay rates were used, which are substantially lower than market decay rates. In the past, we have demonstrated that the tiering structure of our deposit accounts during changing rate environments results in relatively low volatility and less than market rate changes in our interest expense for deposits. Our deposit accounts are tiered by balance and rate, whereby higher balances within an account earn higher rates of interest. Therefore, deposits that are not very rate sensitive (generally, lower balance tiers) are separated from deposits that are rate sensitive (generally, higher balance tiers).

          When interest rates rise, we do not have to raise interest rates proportionately on less rate sensitive accounts to retain these deposits. These assumptions are based upon an analysis of our customer base, competitive factors and historical experience. The following table shows the change in our net portfolio value at June 30, 2007 that would occur upon an immediate change in interest rates based on our assumptions, but without giving effect to any steps that we might take to counteract that change. The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

				Net Portfolio as % of
	Net Portfolio Value (“NPV”)			Portfolio Value of Assets

Basis Point						Asset Market
Change in Rates	Amount	$ Change (1)	% Change	NPV Ratio (2)	% Change (3)	Value

	(Dollars in Thousands)

300	$84,350	$(28,686)	(25.38)%	13.01%	(3.16)%	$648,200
200	96,423	(16,613)	(14.70)	14.50	(1.68)	665,157
100	102,433	(10,603)	(9.38)	15.01	(1.17)	682,362
Base	113,036	—	—	16.18	Base	698,765
-100	115,069	2,033	1.80	16.13	(0.04)	713,280
-200	113,965	929	0.82	15.75	(0.42)	723,421
-300	108,875	(4,161)	(3.68)	14.92	(1.25)	729,637

Pre-Shock NPV Ratio				16.18
Post-Shock NPV Ratio				14.50
Static Sensitivity Measure - decline in NPV Ratio				1.68

(1)	Represents the increase (decrease) of the estimated net portfolio value at the indicated change in interest rates compared to the base net portfolio value.
(2)	Calculated as the estimated net portfolio value divided by the portfolio value of total assets.
(3)	Calculated as the increase (decrease) of the net portfolio value ratio assuming the indicated change in interest rates over the base net portfolio value ratio.

          The following table illustrates the change in net interest income at June 30, 2007 that would occur in the event of an immediate change in interest rates, but without giving effect to any steps that might be taken to counter the effect of that change in interest rates.

	Net Interest Income
Basis Point
Change in Rates	Amount	$ Change (1)	% Change

	(Dollars in Thousands)

300	$17,041	$(1,862)	(9.85)%
200	17,726	(1,177)	(6.23)
100	18,365	(538)	(2.85)
Base	18,903	—	Base
-100	19,602	699	3.70
-200	19,607	704	3.72
-300	18,755	(148)	(0.78)

(1)	Represents the increase (decrease) of the estimated net interest income at the indicated change in interest rates compared to net interest income assuming no change in interest rates.

          We use certain assumptions in assessing our interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others.

          As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

Liquidity and Commitments

          We are required to have enough cash flow in order to maintain sufficient liquidity to ensure a safe and sound operation. Historically, we have maintained cash flow above the minimum level believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. On a quarterly basis, we review and update cash flow projections to ensure that adequate liquidity is maintained.

          Our primary sources of funds are from customer deposits, loan repayments, loan sales, maturing investment securities and advances from the Federal Home Loan Bank of Seattle. These funds, together with retained earnings and equity, are used to make loans, acquire investment securities and other assets, and fund continuing operations. While maturities and the scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the level of interest rates, economic conditions and competition. We believe that our current liquidity position is sufficient to fund all of our existing commitments.

          Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or mortgage-backed securities. On a longer-term basis, we maintain a strategy of investing in various lending products as described in greater detail under “Business of Home Federal Bank – Lending Activities.” At June 30, 2007, the total approved loan origination commitments outstanding amounted to $18.1 million. At the same date, unused lines of credit were $35.6 million.

We use our sources of funds primarily to meet ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities.

          Certificates of deposit scheduled to mature in one year or less at June 30, 2007 totaled $187.7 million. Management’s policy is to generally maintain deposit rates at levels that are competitive with other local financial institutions. Based on historical experience, we believe that a significant portion of maturing deposits will remain with Home Federal. In addition, we had the ability at June 30, 2007 to borrow an additional $93.9 million from the Federal Home Loan Bank of Seattle as a funding source to meet commitments and for liquidity purposes.

          We measure our liquidity based on our ability to fund our assets and to meet liability obligations when they come due. Liquidity (and funding) risk occurs when funds cannot be raised at reasonable prices, or in a reasonable time frame, to meet our normal or unanticipated obligations. We regularly monitor the mix between our assets and our liabilities to manage effectively our liquidity and funding requirements.

          Our primary source of funds is our deposits. When deposits are not available to provide the funds for our assets, we use alternative funding sources. These sources include, but are not limited to: cash management from the Federal Home Loan Bank of Seattle, wholesale funding, brokered deposits, federal funds purchased and dealer repurchase agreements, as well as other short-term alternatives. Alternatively, we may also liquidate assets to meet our funding needs.

          On a quarterly basis, we estimate our liquidity sources and needs for the coming three-month, six-month, and one-year time periods. Also, we determine funding concentrations and our need for sources of funds other than deposits. This information is used by our Asset Liability Management Committee in forecasting funding needs and investing opportunities.

Contractual Obligations

          Through the normal course of operations, we have entered into certain contractual obligations. Our obligations generally relate to funding of operations through deposits and borrowings as well as leases for premises. Lease terms generally cover a five-year period, with options to extend, and are non-cancelable.

          At June 30, 2007, scheduled maturities of contractual obligations were as follows:

	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	Beyond 5 Years	Total Balance

	(In Thousands)
Certificates of deposit	$187,672	$29,762	$9,467	$194	$227,095
Federal Home Loan Bank advances	43,682	92,032	29,850	23,700	189,264
Operating leases	464	926	257	587	2,234

Total contractual obligations	$231,818	$122,720	$39,574	$24,481	$418,593

Off-Balance Sheet Arrangements

          We are party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of our customers. These financial instruments generally include commitments to originate mortgage, commercial and consumer loans, and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Our maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount of those instruments. Because some commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policies in making commitments as we do for on-balance sheet instruments. Collateral is not required to support commitments.

          Undisbursed balances of loans closed include funds not disbursed but committed for construction projects. Unused lines of credit include funds not disbursed, but committed to, home equity, commercial and consumer lines of credit.

          Commercial letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily used to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral is required in instances where we deem it necessary.

          The following is a summary of commitments and contingent liabilities with off-balance sheet risks as of June 30, 2007:

Contract or Notional Amount
(In thousands)
Commitments to originate loans:
Fixed rate	$10,933
Adjustable rate	7,175
Undisbursed balance of loans closed	10,348
Unused lines of credit	35,582

Total	$64,038

Capital

          Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a “well capitalized” institution in accordance with regulatory standards. Home Federal Bank’s total equity capital was $89.3 million at June 30, 2007, or 12.6%, of total assets on that date. As of June 30, 2007, we exceeded all regulatory capital requirements. Our regulatory capital ratios at June 30, 2007 were as follows: Tier 1 capital 13.0%; Tier 1 (core) risk-based capital 19.9%; and total risk-based capital 20.6%. The regulatory capital requirements to be considered well capitalized are 5%, 6% and 10%, respectively. See “How We Are Regulated – Regulation and Supervision of Home Federal Bank – Capital Requirements” and “Pro Forma Data.”

Impact of Inflation

          The Consolidated Financial Statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

          Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. The primary impact of inflation is reflected in the increased cost of our operations. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

          The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in dollar value of the collateral securing loans that we have made. Our management is unable to determine the extent, if any, to which properties securing loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

          In July 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes: an interpretation of Statement of Financial Accounting Standard (“SFAS”) Statement No. 109.” This interpretation clarifies Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity’s financial statements. The interpretation is effective for fiscal years beginning after December 15, 2006 and is not expected to have a significant impact on our consolidated financial condition or results of operations.

          On February 15, 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The statement permits entities to choose to measure selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. An entity may elect to early adopt as of the beginning of a fiscal year that begins on or before November 15, 2007. We are in the process of evaluating the impact of the statement on our consolidated financial position and results of operations.

          In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements.” The statement provides enhanced guidance for measuring assets and liabilities using fair value and applies whenever other standards require or permit assets or liabilities to be measured at fair value. SFAS No. 157 also requires expanded disclosure of items that are measured at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a significant impact on our consolidated financial condition or results of operations.

          In March 2006, the Financial Accounting Standards Board issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS Statement No. 140,” which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights) at fair value, with the changes in fair value recorded in the consolidated statement of income. We elected early adoption of the statement as of September 30, 2006 to measure mortgage servicing rights using the fair value method. The adoption of this statement did not have a material impact on our financial condition and results of operations.

BUSINESS OF HOME FEDERAL BANCORP, INC. AND HOME FEDERAL BANK

General

          Home Federal Bancorp, Inc. was organized as a federally chartered stock corporation at the direction of Home Federal Savings and Loan Association of Nampa in connection with its mutual holding company reorganization. On December 6, 2004, Home Federal Savings and Loan Association of Nampa completed the reorganization and minority stock offering. In connection with the reorganization, Home Federal Savings and Loan Association of Nampa converted to a federally chartered stock savings bank and changed its name to Home Federal Bank. Home Federal Bancorp sold 40.06% of its outstanding shares of common stock to the public and issued 59.04% of its outstanding shares of common stock to Home Federal MHC, the mutual holding company parent of Home Federal Bancorp. In connection with the reorganization, Home Federal Bancorp received $53.6 million in net proceeds after deducting expenses, and issued an additional 146,004 shares and $365,010 in cash to the Home Federal Foundation, Inc., a charitable foundation established as part of the reorganization.

          Regulations of the Office of Thrift Supervision provide that so long as Home Federal MHC exists, it will own at least a majority of Home Federal Bancorp’s common stock. Home Federal Bancorp’s business activity is the ownership of the outstanding capital stock of Home Federal Bank and management of the investment of offering proceeds retained from the reorganization. Home Federal Bancorp neither owns nor leases any property but instead uses the premises, equipment and other property of Home Federal Bank with the payment of appropriate management fees, as required by applicable law and regulations. In the future, Home Federal Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans to do so. Home Federal Bancorp has no significant assets, other than mortgage-backed securities and all of the outstanding shares of Home Federal Bank, and no significant liabilities.

          Home Federal Bank was founded in 1920 as a building and loan association and reorganized as a federal mutual savings and loan association in 1936. Home Federal’s deposits are insured by the Federal Deposit Insurance Corporation up to applicable legal limits under the Deposit Insurance Fund. Home Federal Bank has been a member of the Federal Home Loan Bank system since 1937. Home Federal Bank is regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

          We are a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within our market area. We engage primarily in the business of attracting deposits from the general public and using these funds to originate loans. We emphasize the origination of loans secured by first mortgages on owner-occupied, residential real estate, residential development and construction, and commercial real estate. To a lesser extent, we originate other types of real estate loans, commercial business loans and consumer loans. See “– Lending Activities.”

Operating Lines

          The following reflects our management structure and responsibilities of each of our operating lines before and after the conversion:

Market Area

          We serve the Boise, Idaho and surrounding metropolitan area known as the Treasure Valley region of southwestern Idaho, which includes Ada, Canyon, Elmore and Gem counties, through our 15 full-service banking offices, two loan centers, 16 automated teller machines and Internet banking services. Included in our 15 full-service banking offices are six Wal-Mart in-store branch locations, one of which was opened in October 2006. For more information, see “– Properties.” below.

          Home Federal Bank maintains its largest branch presence in Ada County with eight locations, followed by Canyon County with five offices, including Home Federal Bank’s corporate headquarters in Nampa. As of June 30, 2006, we had a 5.45% market share of the Federal Deposit Insurance Corporation-insured deposits in these two counties, ranking us fifth among all insured depository institutions in these counties. The two remaining branches are located in Elmore and Gem counties.

          The local economy is primarily urban with the City of Boise, the state capital of Idaho, being the most populous of the markets that we serve, followed by Nampa, the state’s second largest city. Nearly 40% of the state’s population lives and works in the four counties of Ada, Canyon, Elmore and Gem that are served by Home Federal Bank. Of the four counties, Ada County has the largest population with approximately 370,738 residents, a median household income of $62,235 and per capita income of $30,892, followed by Canyon County, which has a population of approximately 179,835 residents, a median household income of $46,117 and per capita income of

$19,849. Population growth in Ada and Canyon counties in recent years has been stronger with increases of 3.0% and 4.6%, respectively, compared to state and national growth rates of 2.3% and 1.2%, respectively. Household incomes in Ada and Canyon counties have experienced increases of 4.4% and 3.7%, respectively, in recent years that are equal to, or better than, the increases of 3.7% and 3.4%, respectively, at the state and national levels.

          The counties of Elmore and Gem, are more rural and less populated than Ada and Canyon counties. Elmore county has a population of approximately 30,270 residents, a median household income of $43,808 and per capita income of $18,823. Gem County has a population of approximately 17,190 residents, a median household income of $42,707 and per capita income of $19,069. The population growth in Elmore County in recent years remained below the population growth rate for Idaho as well as the national growth rate. Gem County, however, has experienced a modest increase in population during this same period, although remaining below the growth rates at the state and national levels.

          The regional economy is well diversified with government, healthcare, manufacturing, high technology, call centers and construction providing sources of employment. In addition, agriculture and related industries continue to be key components of the economy in southwestern Idaho. Generally, sources of employment are concentrated in Ada and Canyon counties and include the headquarters of Micron Technology, Washington Group International, J.R. Simplot Company and Boise Cascade, LLC. Other major employers include Hewlett-Packard, two regional medical centers and Idaho state government agencies. The City of Boise is also home to Boise State University, the state’s largest and fastest growing university. The unemployment rate for the month of May 2007 in the State of Idaho was 2.3%, compared to the U.S. unemployment rate of 4.5%, and the unemployment rates for Ada, Canyon, Elmore and Gem counties were 1.9%, 2.6%, 3.1% and 2.6%, respectively. The unemployment rates in Elmore and Gem counties generally reflect areas that have a small employment base and experience only modest rates of job growth. In addition, Elmore County employment is generally influenced by the presence of Mountain Home Air Force Base and the services needed to support this facility.

Lending Activities

          General.   Historically, our principal lending activity has consisted of the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences and loans for the construction of one- to four-family residences. We also originate consumer loans, with an emphasis on home equity loans and lines of credit. Since 1997, we have been aggressively offering commercial real estate loans and to a lesser extent, multi-family loans, primarily in the Treasure Valley. A substantial portion of our loan portfolio is secured by real estate, either as primary or secondary collateral, located in our primary market area. As of June 30, 2007, the net loan portfolio totaled $491.8 million and represented 67.5% of our total assets. As of June 30, 2007, our total loan portfolio was comprised of 56.7% single-family home loans, 8.1% home equity loans and lines of credit, 32.0% commercial real estate loans, 1.6% multi-family real estate loans, 0.8% commercial business loans, 0.5% secured consumer loans and 0.3% unsecured consumer loans.

           At June 30, 2007, the maximum amount that we could have loaned to any one borrower and the borrower’s related entities under applicable regulations was $14.3 million. Our internal policy limits loans to one borrower and the borrower’s related entities to 80% of the regulatory limit, or $11.4 million. At June 30, 2007, we had no borrowing relationship with outstanding balances in excess of this amount.

           Our largest single borrower relationship at June 30, 2007 was six commercial real estate loans totaling $5.4 million in the aggregate made to a family partnership and secured by buildings housing a restaurant, office and retail space, a childcare facility and RV storage. The second largest lending relationship was five commercial real estate loans and one single-family residential loan totaling $5.2 million. One of the loans was made to a limited liability corporation secured by a retail center with multiple tenants. Four of loans were made to the family partnership for office buildings. The residential loan was made to an individual. Our third single borrower relationship was a commercial real estate loan for $4.2 million made to a limited liability corporation secured by a health club. The fourth largest lending relationship was four commercial real estate loans for $4.0 million made to a limited liability corporation. One of the loans is for a gas station and convenience store and three loans are for retail centers with multiple tenants. The fifth largest lending relationship was three commercial real estate loans secured by office buildings and a home equity line of credit totaling $3.9 million made to a limited liability company. All of these loans, including those made to corporations, have personal guarantees in place as an additional source of repayment. All of the properties securing these loans are in our primary market area. These loans were performing according to their repayment terms at June 30, 2007.

          Loan Portfolio Analysis. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

			At September 30,
	At June 30,
	2007		2006		2005		2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)
Real estate:
One- to four-family residential (1)	$259,600	52.38%	$293,640	57.88%	$252,126	58.00%	$242,818	61.27%	$247,309	65.81%	$194,088	60.27%
Multi-family residential	6,910	1.39	7,049	1.39	5,454	1.25	6,265	1.58	7,750	2.06	7,512	2.34
Commercial	134,734	27.18	125,401	24.72	116,432	26.78	93,575	23.61	79,020	21.02	79,197	24.59

Total real estate	401,244	80.95	426,090	83.99	374,012	86.03	342,658	86.46	334,079	88.89	280,797	87.20

Real estate construction:
One- to four-family residential	21,296	4.30	23,678	4.67	14,421	3.32	7,207	1.82	5,225	1.39	6,505	2.02
Multi-family residential	997	0.20	—	—	1,427	0.33	834	0.21	352	0.09	1,486	0.46
Commercial and land development	23,895	4.82	16,344	3.22	7,470	1.72	11,151	2.81	9,128	2.43	6,579	2.04

Total real estate construction	46,188	9.32	40,022	7.89	23,318	5.37	19,192	4.84	14,705	3.91	14,570	4.52

Consumer:
Home equity	40,328	8.14	34,143	6.73	28,558	6.57	27,351	6.90	20,640	5.49	18,069	5.61
Automobile	2,433	0.49	3,245	0.64	4,576	1.05	3,838	0.97	1,939	0.52	2,297	0.71
Other consumer	1,393	0.28	1,300	0.26	1,530	0.35	1,949	0.49	2,827	0.75	3,666	1.14

Total consumer	44,154	8.91	38,688	7.63	34,664	7.97	33,138	8.36	25,406	6.76	24,032	7.46

Commercial business	4,064	0.82	2,480	0.49	2,759	0.63	1,363	0.34	1,662	0.44	2,641	0.82

Total loans	495,650	100.00%	507,280	100.00%	434,753	100.00%	396,351	100.00%	375,852	100.00%	322,040	100.00%

Less:
Deferred loan fees	1,134		1,241		927		1,080		1,370		2,358
Allowance for loan losses	2,748		2,974		2,882		2,637		1,853		1,385

Loans receivable, net	$491,768		$503,065		$430,944		$392,634		$372,629		$318,297

(1)	Does not include loans held for sale of $4.4 million, $4.1 million, $5.5 million, $3.6 million, $5.1 million and $12.7 million at June 30, 2007, September 30, 2006, 2005, 2004, 2003 and 2002, respectively.

          The following table shows the composition of our loan portfolio, excluding loans held for sale, by fixed and adjustable rate loans at the dates indicated.

			At September 30,
	At June 30,
	2007		2006		2005		2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)
FIXED RATE LOANS
Real estate:
One- to four-family residential	$164,400	33.17%	$188,102	37.08%	$199,352	45.86%	$193,241	48.76%	$198,882	52.91%	$133,697	41.52%
Multi-family residential	2,009	0.40	2,055	0.41	2,119	0.48	2,136	0.54	2,137	0.57	2,061	0.64
Commercial	22,214	4.48	19,236	3.79	16,303	3.74	12,428	3.13	8,461	2.25	8,125	2.52

Total real estate	188,623	38.05	209,393	41.28	217,774	50.08	207,805	52.43	209,480	55.73	143,883	44.68

Real estate construction:
One- to four-family residential	799	0.16	16,797	3.31	3,391	0.78	2,778	0.70	4,909	1.31	2,107	0.66
Multi-family residential	—	—	—	—	—	—	—	—	—	—	—	—
Commercial and land development	7,361	1.49	5,967	1.18	1,838	0.42	312	0.08	2,478	0.66	359	0.11

Total real estate construction	8,160	1.65	22,764	4.49	5,229	1.20	3,090	0.78	7,387	1.97	2,466	0.77

Consumer:
Home equity	13,173	2.66	9,723	1.92	4,903	1.13	4,393	1.11	2,906	0.77	129	0.04
Automobile	2,433	0.49	3,245	0.64	4,576	1.05	3,838	0.97	1,939	0.52	2,297	0.71
Other consumer	1,393	0.28	1,300	0.26	1,530	0.35	1,949	0.49	2,827	0.75	3,666	1.14

Total consumer	16,999	3.43	14,268	2.82	11,009	2.53	10,180	2.57	7,672	2.04	6,092	1.89

Commercial business	1,427	0.29	622	0.12	1,091	0.25	642	0.16	775	0.21	1,420	0.44

Total fixed rate loans	215,209	43.42	247,047	48.71	235,103	54.06	221,717	55.94	225,314	59.95	153,861	47.78

(table continues on following page)

			At September 30,
	At
	June 30, 2007		2006		2005		2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)
ADJUSTABLE RATE LOANS
Real estate:
One- to four-family residential	$95,200	19.21%	105,538	20.80	52,774	12.14	49,577	12.51	48,427	12.89	60,391	18.75
Multi-family residential	4,901	0.99	4,994	0.98	3,335	0.77	4,129	1.04	5,613	1.49	5,451	1.69
Commercial	112,520	22.70	106,165	20.93	100,129	23.04	81,147	20.48	70,559	18.77	71,072	22.07

Total real estate	212,621	42.90	216,697	42.71	156,238	35.95	134,853	34.03	124,599	33.15	136,914	42.51

Real estate construction:
One- to four-family residential	20,497	4.14	6,881	1.36	11,030	2.54	4,429	1.12	316	0.08	4,398	1.37
Multi-family residential	997	0.20	—	—	1,427	0.33	834	0.21	352	0.09	1,486	0.46
Commercial and land development	16,534	3.33	10,377	2.04	5,632	1.30	10,839	2.73	6,650	1.77	6,220	1.93

Total real estate construction	38,028	7.67	17,258	3.40	18,089	4.17	16,102	4.06	7,318	1.94	12,104	3.76

Consumer:
Home equity	27,155	5.48	24,420	4.81	23,655	5.44	22,958	5.79	17,734	4.72	17,940	5.57
Automobile	—	—	—	—	—	—	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—	—	—	—	—	—	—

Total consumer	27,155	5.48	24,420	4.81	23,655	5.44	22,958	5.79	17,734	4.72	17,940	5.57
Commercial business	2,637	0.53	1,858	0.37	1,668	0.38	721	0.18	887	0.24	1,221	0.38

Total adjustable rate loans	280,441	56.58	260,233	51.29	199,650	45.94	174,634	44.06	150,538	40.05	168,179	52.22

Total loans	495,650	100.00%	507,280	100.00%	434,753	100.00%	396,351	100.00%	375,852	100.00%	322,040	100.00%

Less:
Deferred loan fees	1,134		1,241		927		1,080		1,370		2,358
Allowance for loan losses	2,748		2,974		2,882		2,637		1,853		1,385

Loans receivable, net	$491,768		$503,065		$430,944		$392,634		$372,629		$318,297

     One- to Four-Family Residential Real Estate Lending.  As of June 30, 2007, $259.6 million, or 52.4%, of our total loan portfolio consisted of permanent loans secured by one- to four-family residences. We originate both fixed rate loans and adjustable rate loans in our residential lending program. Generally, 30 year fixed rate loans are originated to meet the requirements of Fannie Mae and Freddie Mac for sale in the secondary market. We do from time to time, however, retain a portion of the fixed rate loans that we originate, particularly loans with maturities of 20 years or less, in our loan portfolio to meet asset and liability management objectives. At June 30, 2007, $164.4 million, or 63.3% , of our permanent one- to four-family loan portfolio consisted of fixed rate loans.

     We also offer adjustable rate mortgage loans at rates and terms competitive with market conditions. Presently, most of the adjustable rate mortgage loans are originated for the purpose of selling them in the secondary market. We offer several adjustable rate mortgage products that adjust annually after an initial period ranging from one to ten years. Contractual annual adjustments are generally limited to increases or decreases of no more than two percent, subject to a maximum increase of no more than six percent from the rate offered at the time of origination. The adjustable rate mortgage loans held in our portfolio do not permit negative amortization of principal and generally carry no prepayment restrictions. Borrower demand for adjustable rate mortgage loans versus fixed rate mortgage loans is a function of the level of interest rates, the expectations of changes in the level of interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed rate mortgage loans and adjustable rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. At June 30, 2007, we had $95.2 million, or 36.7% , of our permanent one- to four-family mortgage loans in adjustable rate loans.

     Adjustable rate mortgage loans in our loan portfolio helps us reduce our exposure to changes in interest rates. There are, however, credit risks resulting from the potential of increased interest to be paid by the borrower as a result of increases in interest rates. It is possible that, during periods of rising interest rates, the risk of default on adjustable rate mortgage loans may increase as a result of repricing and the increased costs to the borrower. Furthermore, because adjustable rate mortgage loans may be offered at initial rates of interest below the rates that would apply were the adjustment index used for pricing initially, these loans may be subject to increased risks of default or delinquency. Another consideration is that although adjustable rate mortgage loans allow us to decrease the sensitivity of our asset base as a result of changes in the interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Because of these considerations, there is no assurance that yields on adjustable rate mortgage loans will be sufficient to offset increases in our cost of funds, particularly in today’s interest rate environment.

     We generally underwrite our one- to four-family loans based on the applicant’s employment and credit history and the appraised value of the subject property. Generally, we lend up to 80% of the lesser of the appraised value or purchase price for one- to four-family residential loans. In situations where we grant a loan with a loan-to-value ratio in excess of 80%, we generally require private mortgage insurance in order to reduce our exposure to 80% or less. We also offer combination first and second mortgage loans which do not require private mortgage insurance, however, these loans are generally sold to the secondary market. Properties securing our one- to four-family loans are generally appraised by independent fee appraisers that have been approved by us. We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary, in an amount not less than the value of the property improvements.

     Our fixed rate, single family residential mortgage loans are normally originated with 15 to 30 year terms, although these loans typically remain outstanding for substantially shorter periods. In addition, substantially all residential mortgage loans in our loan portfolio contain due-on-sale clauses, which allow us to declare the unpaid amount of the loan due and payable upon the sale of the property securing the loan. Typically, we enforce these due-on-sale clauses to the extent permitted by law and as a standard course of business. The average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

     At June 30, 2007, $36.4 million, or 14.0%, of our one- to four-family residential mortgages consisted of loans for non-owner occupied properties. Loans secured by one to two units are generally made with loan-to-value ratios of up to 90% and loans secured by three units or more are generally made with loan-to-value ratios of up to 75%.

     In an effort to provide financing for moderate income and first-time buyers, we participate in the Idaho Housing and Finance Association’s Single Family Mortgage Program. The Idaho Housing and Finance Association is a non-profit organization that provides housing resources to low-to-moderate-income families through various below market housing programs. The program is designed to meet the needs of qualified borrowers in the low-to moderate-income brackets. The program has established income limits based on family size and sales price limits for both existing and new construction. We offer residential mortgage loans through this program to qualified individuals and originate the loans using modified underwriting guidelines. All of these loans have private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the property. We sold loans of $9.6 million and $9.5 million to the Idaho Housing and Finance Association in the year ended September 30, 2006 and nine months ended June 30, 2007, respectively.

     The Idaho Housing and Finance Association has designed two programs to provide down payment and/or closing cost assistance to qualified low-to-moderate income borrowers in Idaho. The assistance consists of grant programs and a second mortgage for a maximum combined loan-to-value (CLTV) of 102%. The grant program is open to first time homebuyers whose total household income is equal to or less than eighty percent (80%) of the Area Median Income based on the property location and the total number of household members. The subsidy assistance can range up to a maximum of $10,000, based on need.

     Real Estate Construction. We have been an active originator of real estate construction loans in our market area for many years. At June 30, 2007, our construction and land development loans amounted to $46.2 million, or 9.3%, of the total loan portfolio.

     The following table shows the composition of the construction loan portfolio at the dates indicated:

	At	At September 30,
	June 30,
	2007	2006	2005

		(In Thousands)
One- to four-family residential:
Speculative	$17,624	$15,646	$6,080
Permanent	2,110	5,903	5,045
Custom	1,562	2,129	3,296

Multi-family residential:	997	—	1,427

Commercial real estate:
Construction	15,157	6,402	6,078
Land development loans	8,738	9,942	1,392

Total construction and land development	$46,188	$40,022	$23,318

     Our construction loans to individuals to build their personal residences typically are structured as construction/permanent loans whereby there is one closing for both the construction loan and the permanent financing. During the construction phase, which typically lasts for six months, our staff appraiser or an approved fee inspector makes periodic inspections of the construction site and loan proceeds are disbursed directly to the contractors or borrowers as construction progresses. Typically, disbursements are made in five draws during the construction period. Construction loans require payment of interest only during the construction phase and are structured to be converted to fixed or adjustable rate permanent loans at the end of the construction phase. Prior to making a commitment to fund a construction loan, we require an appraisal of the property by an independent fee appraiser or our in-house appraiser. Our staff appraiser or an approved fee inspector also reviews and inspects each project prior to each disbursement of funds during the term of the construction loan. Loan proceeds are disbursed based on a percentage of completion.

     During the year ended September 30, 2006 and the nine months ended June 30, 2007, we originated $42.5 million and $18.7 million, respectively, of short-term builder construction loans to fund the construction of one- to four-family residential properties. Most loans are written with maturities of one year, have interest rates that are tied to the prime rate plus a margin, and are subject to monthly rate adjustments tied to the movement of the prime rate. All builder/borrowers are underwritten to the same standards as other commercial loan credits, requiring minimum debt service coverage ratios and established cash reserves to carry projects through construction completion and sale of the project. The maximum loan-to-value ratio on both pre-sold and speculative projects is 80%. There was one foreclosure action involving builder construction loans during the nine months ended June 30, 2007, with all other loans performing according to their repayment terms.

     We originate construction and site development loans to contractors and builders primarily to finance the construction of single-family homes and subdivisions, which homes typically have an average price ranging from $150,000 to $300,000. Loans to finance the construction of single-family homes and subdivisions are generally offered to experienced builders and builders in our primary market areas. The maximum loan-to-value limit applicable to these loans is generally up to 80% of the appraised market value upon completion of the project. We generally do not require any cash equity from the borrower if there is sufficient equity in the land being used as collateral. Development plans are required from builders prior to making the loan. Our loan officers are required to personally visit the proposed site of the development and the sites of competing developments. We require that builders maintain adequate insurance coverage. Maturity dates for residential construction loans are largely a function of the estimated construction period of the project, and generally do not exceed 36 months for residential subdivision development loans. Substantially all of our residential construction loans have adjustable rates of interest based on The Wall Street Journal prime rate and during the term of construction, the accumulated interest is added to the principal of the loan through an interest reserve. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by our approved inspectors warrant. At June 30, 2007, our largest subdivision development loan had a commitment for $1.2 million and an outstanding principal balance of $1.2 million. This loan was secured by a first mortgage lien and was performing according to its original terms at June 30, 2007. At June 30, 2007, the average outstanding principal balance of subdivision loans to contractors and developers was $542,000.

     We also make construction loans for commercial development projects. These projects include multi-family, apartment, retail, office/warehouse and office buildings. These loans generally have an interest-only phase during construction, and generally convert to permanent financing when construction is completed. Disbursement of funds is at our sole discretion and is based on the progress of construction. The maximum loan-to-value limit applicable to these loans is 80% of the appraised post-construction value.

     We originate land loans to local contractors and developers for the purpose of holding the land for future development. These loans are secured by a first lien on the property, are limited to 65% of the lower of the acquisition price or the appraised value of the land, and generally have a term of up to two years with a fixed interest rate based on prime rate. Our land loans are generally secured by property in our primary market area. We require title insurance and, if applicable, a hazardous waste survey reporting that the land is free of hazardous or toxic waste.

     Our construction and land development loans are based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction and land development lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction, of the project and may incur a loss. Further, our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in Ada, Canyon, Elmore and Gem counties, Idaho. If we lost our relationship with one or more of our larger borrowers building in these counties or there is a decline in the demand for new housing in these counties, it is expected that the demand for construction loans would decline, our liquidity would substantially increase and our net income would be adversely affected. We have attempted to minimize these risks by generally concentrating on residential construction loans in our market area to contractors with whom we have established relationships. At June 30, 2007, no construction loans were delinquent in excess of 90 days or in nonaccrual status. No construction loans were charged-off during the years ended September 30, 2006 and 2005, or during the nine months ended June 30, 2007.

     Commercial and Multi-Family Real Estate Lending. As of June 30, 2007, $134.7 million, or 27.2% and $6.9 million, or 1.4% of our total loan portfolio was secured by commercial and multi-family real estate property, respectively. These loans generally are priced at a higher rate of interest than one- to four-family residential loans. Typically, these loans have higher loan balances, are more difficult to evaluate and monitor, and involve a greater degree of risk than one- to four-family residential loans. Often payments on loans secured by commercial or multi-family properties are dependent on the successful operation and management of the property; therefore, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. We generally require and obtain loan guarantees from financially capable parties based upon the review of personal financial statements. If the borrower is a corporation, we generally require and obtain personal guarantees from the corporate principals based upon a review of their personal financial statements and individual credit reports.

     The average size loan in our commercial and multi-family real estate loan portfolio was $616,000 as of June 30, 2007. We target individual commercial and multi-family real estate loans to small- and mid-size owner occupants and investors in our market area between $500,000 and $2.0 million; however, we can, by policy, originate loans to one borrower up to 80% of our regulatory limit. As of June 30, 2007, the maximum we could lend to any one borrower based on this limit was $11.4 million. The largest multi-family loan as of June 30, 2007 was a 44-unit residential apartment complex with an outstanding principal balance of $1.6 million located in Canyon County. This loan was performing according to its repayment terms as of June 30, 2007.

     We offer both fixed and adjustable rate loans on commercial and multi-family real estate loans. Loans originated on a fixed rate basis generally are originated at fixed terms up to ten years, with amortization terms up to 25 years. As of June 30, 2007, we had $2.0 million in fixed rate multi-family residential loans and $22.2 million in fixed rate commercial real estate loans.

     Commercial and multi-family real estate loans are originated with rates that generally adjust after an initial period ranging from three to ten years. Adjustable rate multi-family residential and commercial real estate loans are generally priced utilizing the applicable Federal Home Loan Bank Term Borrowing Rate plus an acceptable margin. These loans are generally amortized for up to 25 years with prepayment penalty structures applied for each rate lock period. As of June 30, 2007, we had $4.9 million in adjustable rate multi-family residential loans and $112.5 million in adjustable rate commercial real estate loans. The maximum loan-to-value ratio for commercial and multi-family real estate loans is generally 80% on purchases and refinances. We require appraisals of all properties securing commercial and multi-family real estate loans. Appraisals are performed by independent appraisers designated by us or by our staff appraiser. We require our commercial and multi-family real estate loan borrowers with outstanding balances in excess of $500,000 to submit annual financial statements and rent rolls on the subject property. We also inspect the subject property at least every three to five years if the loan balance exceeds $250,000. We generally require a minimum pro forma debt coverage ratio of 1.2 times for loans secured by commercial and multi-family properties.

     We originate commercial real estate loans, including loans secured by hotels, office space, office/warehouse, retail strip centers, recreational vehicle dealerships, mini-storage facilities, medical and professional buildings, retail sites and churches located in our Idaho market area. Commercial real estate loans totaled $134.7 million, or 27.2%, of our total loan portfolio as of June 30, 2007.

     Commercial and multi-family real estate loans up to $750,000 can be approved by the Senior Vice President and Chief Credit Officer, the Executive Vice President and Chief Lending Officer, and the President or Chief Executive Officer. Loans up to $3.5 million can be approved by the combined authority of these four individuals. Our Management Loan Committee, which presently consists of the President, the Chief Executive Officer, the Executive Vice President and Chief Lending Officer and the Senior Vice President and Chief Credit Officer, is authorized to approve loans to one borrower or a group of related borrowers of up to $7.0 million in the aggregate, with no single loan over $3.5 million. Loans over these amounts or outside our general underwriting guidelines must be approved by the Board of Directors Loan Committee.

     Consumer Lending.   We offer a variety of consumer loans to our customers, including home equity loans and lines of credit, savings account loans, automobile loans, recreational vehicle loans and personal unsecured loans. Generally, consumer loans have shorter terms to maturity and higher interest rates than mortgage loans. The maximum term we offer on automobile loans is 72 months and is applicable to new and one year old cars and light trucks. In addition, we offer loan terms of up to 120 months on motor homes and qualifying travel trailers and boats. All automobile loans are risk priced based on the percentage of cost, or established value, being financed. Consumer loans are made with both fixed and variable interest rates and with varying terms. At June 30, 2007, consumer loans amounted to $44.2 million, or 8.9%, of the total loan portfolio.

     At June 30, 2007, the largest component of the consumer loan portfolio consisted of home equity loans and lines of credit, which totaled $40.3 million, or 8.1%, of the total loan portfolio. Home equity loans are made for, among other purposes, the improvement of residential properties, debt consolidation and education expenses. The majority of these loans are secured by a first or second mortgage on residential property. The maximum loan-to-value ratio is generally 89.9% or less, when taking into account both the balance of the home equity loan and the first mortgage loan. Home equity lines of credit allow for a ten-year draw period, plus an additional ten year repayment period, and the interest rate is tied to the prime rate as published in The Wall Street Journal, and may include a margin.

     Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. These risks are not as prevalent with respect to our consumer loan portfolio because a large percentage of the portfolio consists of home equity loans and lines of credit that are underwritten in a manner such that they result in credit risk that is substantially similar to one- to four-family residential mortgage loans. Nevertheless, home equity loans and lines of credit have greater credit risk than one- to four-family residential mortgage loans because they are secured by mortgages subordinated to the existing first mortgage on the property, which we may or may not hold. In addition, we do not have private mortgage insurance coverage for these loans. At June 30, 2007, there were no consumer loans in nonaccrual status. During the years ended September 30, 2006 and 2005 and the nine months ended June 30, 2007, we charged off $39,000, $92,000 and $25,000, respectively, in consumer loans.

     Commercial Business Lending.  As part of our strategic plan, we are focusing on increasing the commercial business loans that we originate, including lines of credit, term loans and letters of credit. These loans are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investment. Loan terms vary from one to seven years. The interest rates on such loans are generally floating rates indexed to the Wall Street Journal Prime Rate plus a margin.

Commercial business loans typically have shorter maturity terms and higher interest spreads than real estate loans, but generally involve more credit risk because of the type and nature of the collateral. We are focusing our efforts on small- to medium-sized, privately-held companies with local or regional businesses that operate in our market area. At June 30, 2007, commercial business loans totaled $4.1 million, or 0.8%, of our loan portfolio. Our commercial business lending policy includes credit file documentation and analysis of the borrower’s background, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower’s past, present and future cash flows is also an important aspect of our credit analysis. We generally obtain personal guarantees on our commercial business loans.

     Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Cred it support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

     Loan Maturity and Repricing.  The following table sets forth certain information at June 30, 2007 regarding the dollar amount of loans maturing or repricing in our portfolio based on their contractual terms to maturity or next repricing date, but does not include scheduled payments or potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

		After	After	After
		1 Year	3 Years	5 Years
	Within	Through	Through	Through	Beyond
	1 Year	3 Years	5 Years	10 Years	10 Years	Total

			(In Thousands)
Real estate:
One- to four-family residential	$10,800	$21,805	$54,729	$30,751	$141,515	$259,600
Multi-family residential	1,174	431	2,830	466	2,009	6,910
Commercial	10,321	26,898	59,994	35,835	1,686	134,734

Total real estate	22,295	49,134	117,553	67,052	145,210	401,244

Real estate construction:
One- to four-family residential	19,186	589	333	573	615	21,296
Multi-family residential	—	147	—	850	—	997
Commercial and land development	9,051	3,282	783	6,349	4,430	23,895

Total real estate construction	28,237	4,018	1,116	7,772	5,045	46,188

Consumer:
Home equity	27,458	46	186	803	11,835	40,328
Automobile	21	830	1,273	281	28	2,433
Other consumer	978	374	31	—	10	1,393

Total consumer	28,457	1,250	1,490	1,084	11,873	44,154

Commercial/Business	2,965	680	272	147	—	4,064

Total loans receivable	$81,954	$55,082	$120,431	$76,055	$162,128	$495,650

     The following table sets forth the dollar amount of all loans due more than one year after June 30, 2007, which have fixed interest rates and have floating or adjustable interest rates.

	Floating or
	Adjustable	Fixed
	Rate	Rates	Total

		(In Thousands)
Real estate:
One- to four-family residential	$84,419	$164,381	$248,800
Multi-family residential	3,727	2,009	5,736
Commercial	103,639	20,774	124,413

Total real estate	191,785	187,164	378,949

Real estate construction:
One- to four-family residential	1,495	615	2,110
Multi-family residential	997	—	997
Commercial and land development	9,414	5,430	14,844

Total real estate construction	11,906	6,045	17,951

Consumer:
Home equity	—	12,870	12,870
Automobile	—	2,412	2,412
Other consumer	—	415	415

Total consumer	—	15,697	15,697

Commercial business	—	1,099	1,099

Total	$203,691	$210,005	$413,696

     Loan Solicitation and Processing.  Loan originations are obtained from a variety of sources, including walk-in customers, loan brokers for primarily commercial and multi-family real estate loans, and referrals from builders and realtors. As part of our commercial banking strategy, we are focusing our efforts in increasing the amount of our direct originations of commercial and multi-family real estate loans, construction loans to builders and commercial business loans. Residential real estate loans are solicited through media advertising, direct mail to existing customers and by realtor referrals. Loan originations are further supported by lending services offered through our internet website, advertising, cross-selling and through our employees’ community service.

     Upon receipt of a loan application from a prospective borrower, we obtain a credit report and other data to verify specific information relating to the applicant’s employment, income and credit standing. An appraisal of the real estate offered as collateral generally is undertaken by an appraiser we have retained and approved, and who is licensed in the State of Idaho.

     Mortgage loan applications are initiated by loan officers and are required to be approved by our underwriting staff who have Board-approved lending authority. Loans that exceed the underwriter’s lending authority must be approved by one or more members of the Management Loan Committee. All loans up to and including $3.5 million may be approved by the Management Loan Committee without Board approval; loans in excess of $3.5 million must be approved by the Board of Directors Loan Committee.

     We require title insurance on all real estate loans, fire and casualty insurance on all secured loans and on home equity loans and lines of credit where the property serves as collateral.

     Loan Originations, Servicing, Purchases and Sales.  During the year ended September 30, 2006 and the nine months ended June 30, 2007, our total loan originations were $271.2 million and $175.0 million, respectively.

     One- to four-family home loans are generally originated in accordance with the guidelines established by Freddie Mac and Fannie Mae, with the exception of our special community development loans under the Community Reinvestment Act. We utilize the Freddie Mac Loan Prospector and Fannie Mae Desktop Underwriter automated loan systems to underwrite the majority of our residential first mortgage loans (excluding community development loans). The remaining loans are underwritten by designated real estate loan underwriters internally in accordance with standards as provided by our Board-approved loan policy.

     We actively sell residential first mortgage loans to the secondary market. The majority of all residential mortgages are sold to the secondary market at the time of origination. During the years ended September 30, 2006 and the nine months ended June 30, 2007 , we sold $81.6 million and $78.1 million, respectively, to the secondary market. Our primary secondary market relationships have been with Freddie Mac, Fannie Mae and major correspondent banks. In the past, we generally retained the servicing on the majority of loans sold into the secondary market. Recently, the majority of loans have been sold into the secondary market with servicing released. Loans are generally sold on a non-recourse basis. As of June 30, 2007, our residential loan servicing portfolio was $195.9 million.

     Multi-family and commercial real estate loans are underwritten by designated lending staff or our Management Loan Committee depending on the size of the loan and are serviced by the commercial loan department.

                     The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(In Thousands)
Loans originated:
Real estate:
One- to four-family residential (1)	$76,892	$96,860	$124,670	$111,652	$98,473
Multi-family residential	2,000	345	345	47	74
Commercial	17,451	19,976	26,152	32,033	28,055

Total real estate	96,343	117,181	151,167	143,732	126,602

Real estate construction:
One- to four-family residential	31,699	41,925	58,233	44,125	27,484
Multi-family residential	998	9	9	593	838
Commercial and land development	16,657	15,790	19,623	23,805	13,094

Total real estate construction	49,354	57,724	77,865	68,523	41,416
Consumer:
Home equity	22,350	22,882	33,454	12,745	17,017
Automobile	481	542	667	2,500	3,187
Other consumer	2,434	2,105	2,876	1,763	1,048

Total consumer	25,265	25,529	36,997	17,008	21,252
Commercial/Business	4,030	4,579	5,164	2,501	1,106

Total loans originated	174,992	205,013	271,193	231,764	190,376
Loans purchased:
One- to four-family residential	—	38,782	38,782	—	—
Loans sold:
One- to four-family residential	(78,060)	(58,596)	(81,575)	(57,597)	(67,627)
Participation loans	—	—	—	(1,377)	(2,800)

Total loans sold	(78,060)	(58,596)	(81,575)	(58,974)	(70,427)
Principal repayments	(108,130)	(122,312)	(157,581)	(131,638)	(100,453)
Transfer to real estate owned	(153)	—	—	(777)	(485)
Increase (decrease) in other items (net)	298	(299)	(128)	(92)	(495)

Net increase in loans receivable and loans held for sale	$(11,053)	$62,588	$70,691	$40,283	$18,516

(1)
Includes originations of loans held for sale of $80.1 million, $60.9 million, $68.9 million, $78.3 and $58.1 million for the years ended September 30, 2006, 2005 and 2004, and the nine months ended June 30, 2007 and 2006, respectively.

Loan Origination and Other Fees.  In some instances, we receive loan origination fees on real estate related products. Loan fees generally represent a percentage of the principal amount of the loan, and is paid by the borrower. Accounting standards require that certain fees received, net of certain origination costs, be deferred and amortized over the contractual life of the loan. Net deferred fees or costs associated with loans that are prepaid or sold are recognized as income at the time of prepayment. We had $1.1 million of net deferred loan fees and costs as of June 30, 2007.

Asset Quality

The objective of our loan review process is to determine risk levels and exposure to loss. The depth of review varies by asset types, depending on the nature of those assets. While certain assets may represent a substantial investment and warrant individual reviews, other assets may have less risk because the asset size is small, the risk is spread over a large number of obligors or the obligations are well collateralized and further analysis of individual assets would expand the review process without measurable advantage to risk assessment. Asset types with these characteristics may be reviewed as a total portfolio on the basis of risk indicators such as delinquency (consumer and residential real estate loans) or credit rating. A formal review process is conducted on individual assets that represent greater potential risk. A formal review process is a total reevaluation of the risks associated with the asset and is documented by completing an asset review report. Certain real estate-related assets must be evaluated in terms of their fair market value or net realizable value in order to determine the likelihood of loss exposure and, consequently, the adequacy of valuation allowances.

We define a loan as being impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. Large groups of smaller balance homogenous loans such as consumer secured loans, residential mortgage loans and consumer unsecured loans are collectively evaluated for potential loss. All other loans are evaluated for impairment on an individual basis.

We generally assess late fees or penalty charges on delinquent loans of five percent of the monthly principal and interest amount. Substantially all fixed rate and adjustable rate mortgage loan payments are due on the first day of the month, however, the borrower is given a 10-day grace period to make the loan payment. When a mortgage loan borrower fails to make a required payment when it is due, we institute collection procedures. The first notice is mailed to the borrower on the 16th day requesting payment and assessing a late charge. Attempts to contact the borrower by telephone generally begin upon the 30th day of delinquency. If a satisfactory response is not obtained, continual follow-up contacts are attempted until the loan has been brought current. Before the 90th day of delinquency, attempts to interview the borrower are made to establish the cause of the delinquency, whether the cause is temporary, the attitude of the borrower toward the debt and a mutually satisfactory arrangement for curing the default.

When a consumer loan borrower fails to make a required payment on a consumer loan by the payment due date, we institute the same collection procedures as for our mortgage loan borrowers.

The Board of Directors is informed monthly as to the number and dollar amount of mortgage and consumer loans that are delinquent by more than 30 days, and is given information regarding classified assets.

If a borrower is chronically delinquent and all reasonable means of obtaining payments have been exercised, we will seek to recover any collateral securing the loan according to the terms of the security instrument and applicable law. In the event of an unsecured loan, we will either seek legal action against the borrower or refer the loan to an outside collection agency.

The following table shows our delinquent loans by the type of loan and number of days delinquent as of June 30, 2007:

	Loans Delinquent For:
					Total
	60-89 Days		90 Days or More		Delinquent Loans

		Principal		Principal		Principal
	Number	Balance	Number	Balance	Number	Balance
	of Loans	Loans	of Loans	Loans	of Loans	Loans

	(Dollars in Thousands)
Real estate:
One- to four-family residential	2	$522	2	$367	4	$889
Multi-family residential	—	—	—	—	—	—
Commercial	1	153	—	—	1	153

Total real estate	3	675	2	367	5	1,042
Real estate construction:
One- to four-family residential	—	—	—	—	—	—
Multi-family residential	—	—	—	—	—	—
Commercial and land development	—	—	—	—	—	—

Total real estate construction	—	—	—	—	—	—
Consumer:
Home equity	3	70	—	—	3	70
Automotive	—	—	—	—	—	—
Other consumer	1	5	—	—	1	5

Total consumer	4	75	—	—	4	75
Commercial business	—	—	—	—	—	—

Total	7	$750	2	$367	9	$1,117

When a loan becomes 90 days delinquent, we place the loan on nonaccrual status; accordingly, we have no accruing loans that are contractually past due 90 days or more. As of June 30, 2007, nonaccrual loans as a percentage of total loans was 0.07%, and as a percentage of total assets it was 0.05%.

Nonperforming Assets.  The following table sets forth information with respect to our nonperforming assets and restructured loans within the meaning of Statement of Financial Accounting Standards No. 15 for the periods indicated. During the periods presented, there were no accruing loans that were contractually past due 90 days or more.

		At September 30,
	At June 30,
	2007	2006	2005	2004	2003	2002

	(Dollars in Thousands)
Loans accounted for on a non-accrual basis:
Real estate:
One- to four-family residential	$367	$358	$388	$—	$69	$70
Multi-family residential	—	—	—	—	—	—
Commercial	—	—	—	560	—	—

Total real estate	367	358	388	560	69	70
Real estate construction:
One- to four-family residential	—	—	—	—	—	326
Multi-family residential	—	—	—	—	—	—
Commercial and land development	—	—	—	—	—	—

Total real estate construction	—	—	—	—	—	326
Consumer:
Home equity	—	30	79	30	41	52
Automotive	—	—	5	7	9	5
Other consumer	—	—	6	13	14	15

Total consumer	—	30	90	50	64	72
Commercial business	—	—	—	—	—	—

Total loans	367	388	478	610	133	468
Accruing loans which are contractually past due 90 days or more	—	—	—	—	—	—

Total of nonaccrual and 90 days past due loans	367	388	478	610	133	468
Repossessed assets	—	—	—	—	—	6
Real estate owned	153	—	534	113	—	248

Total nonperforming assets	$520	$388	$1,012	$723	$133	$722

Restructured loans	$10	$11	$322	$—	$—	$—
Allowance for loan loss on nonperforming loans	1	—	7	92	9	42
Classified assets included in nonperforming assets	520	388	1,000	704	133	722
Allowance for loan losses on classified assets	50	46	64	225	9	42
Nonaccrual and 90 days or more past due
loans as a percentage of loans receivable	0.07%	0.08%	0.11%	0.16%	0.04%	0.14%
Nonaccrual and 90 days or more past due
loans as a percentage of total assets	0.05%	0.05%	0.07%	0.08%	0.03%	0.11%
Nonperforming assets as a percentage of total assets	0.07%	0.05%	0.15%	0.10%	0.03%	0.17%
Loans receivable, net	$491,768	$503,065	$430,944	$392,634	$372,629	$318,297
Nonaccrued interest (1)	$12	$11	$5	$12	$1	$3
Total assets	$728,315	$761,292	$689,577	$743,867	$450,196	$416,543

(1)	If interest on the loans classified as nonaccrual had been accrued, interest income in these amounts would have been recorded on nonaccrual loans.

Real Estate Owned and Other Repossessed Assets.  Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When the property is acquired, it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or the fair market value of the property less selling costs. Other repossessed collateral, including autos, are also recorded at the lower of cost (i.e., the unpaid principal balance plus repossession costs) or fair market value. As of June 30, 2007, we had four town homes under construction with a cumulative fair market value of $153,000.

Restructured Loans.  According to generally accepted accounting principles, we are required to account for certain loan modifications or restructuring as a “troubled debt restructuring.” In general, the modification or restructuring of a debt is considered a troubled debt restructuring if we, for economic or legal reasons related to a borrower’s financial difficulties, grant a concession to the borrower that we would not otherwise consider. As of June 30, 2007, we had one restructured loan with a loan balance of $10,000.

Classified Assets.  Federal regulations provide for the classification of lower quality loans and other assets, such as debt and equity securities, as substandard, doubtful or loss. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or any collateral pledged. Substandard assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When we classify problem assets as either substandard or doubtful, we may establish a specific allowance in an amount we deem prudent and approved by the Classified Asset Committee to address the risk specifically or we may allow the loss to be addressed in the general allowance. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been specifically allocated to particular problem assets. When an insured institution classifies problem assets as a loss, it is required to charge off such assets in the period in which they are deemed uncollectible. Assets that do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the Office of Thrift Supervision, which can order the establishment of additional loss allowances.

In connection with the filing of periodic reports with the Office of Thrift Supervision and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of our review of our assets, as of June 30, 2007, we had classified assets of $3.5 million. The total amount classified represented 3.2% of equity capital and 0.48% of total assets as of June 30, 2007.

The aggregate amounts of classified assets and special mention loans at the dates indicated were as follows:

		At September 30,
	At June 30,
	2007	2006	2005

	(In Thousands)
Classified assets:
Loss	$—	$—	$—
Doubtful	10	10	11
Substandard	1,484	911	2,693
Special mention	2,023	—	—

Total	$3,517	$921	$2,704

Classified assets included in nonperforming loans	$367	$388	$467
Allowance for loan loss on classified assets	50	46	64

Classified assets, including special mention loans, increased $2.6 million to $3.5 million at June 30, 2007 from $921,000 at September 30, 2006. The increase in classified assets and special mention loans is primarily due to one commercial real estate loan that is classified as special mention. We currently believe the loan is fully secured and no loss is anticipated. As of June 30, 2007, we did not have any impaired loans included in classified assets.

Potential Problem Loans.   Potential problem loans are loans that do not yet meet the criteria for placement on non-accrual status, but where known information about possible credit problems of the borrowers causes management to have serious doubts as to the ability of the borrowers to comply with present loan repayment terms. This may result in the future inclusion of such loans in the non-accrual loan category. As of June 30, 2007, the aggregate amount of potential problem loans was $3.8 million.

The following table summarizes the distribution of the allowance for loan losses by loan category.

				At September 30,
	At June 30,
	2007			2006			2005

			Percent of			Percent of			Percent of
			Loans			Loans			Loans
			in Loan			in Loan			in Loan
		Amount	Category to		Amount	Category to		Amount	Category to
	Loan	by Loan	Total	Loan	by Loan	Total	Loan	by Loan	Total
	Balance	Category	Loans	Balance	Category	Loans	Balance	Category	Loans

	(Dollars in Thousands)
Real estate:
One- to four-family residential	$259,600	$ 706	52.38%	$293,640	$ 873	57.88%	$252,126	$ 784	58.00%
Multi-family residential	6,910	58	1.39	7,049	61	1.39	5,454	61	1.25
Commercial	134,734	1,139	27.18	125,401	1,087	24.72	116,432	1,297	26.78

Total real estate	401,244	1,903	80.95	426,090	2,021	83.99	374,012	2,142	86.03

Real estate construction:
One- to four-family residential	21,296	168	4.30	23,678	290	4.67	14,421	241	3.32
Multi-family residential	997	12	0.20	—	—	—	1,427	18	0.33
Commercial and land development	23,895	260	4.82	16,344	294	3.22	7,470	132	1.72

Total real estate	46,188	440	9.32	40,022	584	7.89	23,318	391	5.37

Consumer:
Home equity	40,328	273	8.14	34,143	243	6.73	28,558	192	6.57
Automotive	2,433	43	0.49	3,245	58	0.64	4,576	79	1.05
Other consumer	1,393	32	0.28	1,300	32	0.26	1,530	39	0.35

Total consumer	44,154	348	8.91	38,688	333	7.63	34,664	310	7.97

Commercial/business	4,064	57	0.82	2,480	36	0.49	2,759	39	0.63

Total loans	$495,650	$2,748	100.00%	$507,280	$2,974	100.00%	$434,753	$2,882	100.00%

	At September 30,

	2004			2003			2002

			Percent of			Percent of			Percent of
			Loans			Loans			Loans
			in Loan			in Loan			in Loan
		Amount	Category to		Amount	Category to		Amount	Category to
	Loan	by Loan	Total	Loan	by Loan	Total	Loan	by Loan	Total
	Balance	Category	Loans	Balance	Category	Loans	Balance	Category	Loans

	(Dollars in Thousands)
Real estate:
One- to four-family residential	$242,818	$ 704	61.27%	$247,309	$ 635	65.81%	$194,088	$ 348	60.27%
Multi-family residential	6,265	75	1.58	7,750	20	2.06	7,512	14	2.33
Commercial	93,575	1,281	23.61	79,020	697	21.02	79,197	714	24.59

Total real estate	342,658	2,060	86.46	334,079	1,352	88.89	280,797	1,076	87.19

Real estate construction:
One- to four-family residential	7,207	69	1.82	5,225	13	1.39	6,505	12	2.02
Multi-family residential	834	11	0.21	352	1	0.09	1,486	3	0.46
Commercial and land development	11,151	148	2.81	9,128	70	2.43	6,579	58	2.04

Total real estate	19,192	228	4.84	14,705	84	3.91	14,570	73	4.52

Consumer:
Home equity	27,351	204	6.90	20,640	99	5.49	18,069	86	5.61
Automotive	3,838	79	0.97	1,939	40	0.52	2,297	30	0.71
Other consumer	1,949	45	0.49	2,827	244	0.75	3,666	79	1.14

Total consumer	33,138	328	8.36	25,406	383	6.76	24,032	195	7.46

Commercial/business	1,363	21	0.34	1,662	34	0.44	2,641	41	0.83

Total loans	$396,351	$2,637	100.00%	$375,852	$1,853	100.00%	$322,040	$1,385	100.00%

The following table sets forth an analysis of our allowance for loan losses at the dates and for the periods indicated.

	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004	2003	2002

			(Dollars In Thousands)

Allowance at beginning of period	$2,974	$2,882	$2,882	$2,637	$1,853	$1,385	$1,431
Provisions for loan losses	71	320	138	456	900	615	277
Transfer to specific allowance	(192)

Recoveries:
Real estate:
One- to four-family residential	—	—	—	—	1	—	—
Multi-family residential	—	—	—	—	—	—	—
Commercial	—	—	—	2	—	—	—

Total real estate	—	—	—	2	1	—	—

Real estate construction:
One- to four-family residential	—	—	—	—	—	—	2
Multi-family residential	—	—	—	—	—	—	—
Commercial and land development	—	—	—	—	—	—	—

Total real estate construction	—	—	—	—	—	—	2

Consumer:
Home equity	—	—	—	12	—	—	—
Automobile	3	11	12	—	12	—	1
Other consumer	7	10	12	9	7	7	3

Total consumer	10	21	24	21	19	7	4

Commercial/business	—	—	—	—	—	—	2

Total recoveries	10	21	24	23	20	7	8
Charge-offs:
Real estate:
One- to four-family residential	—	—	—	—	60	7	145
Multi-family residential	90	—	—	—	—	—	—
Commercial	—	—	—	56	—	—	—

Total real estate	90	—	—	56	60	7	145

Real estate construction:
One- to four-family residential	—	—	—	—	—	—	72
Multi-family residential	—	—	—	—	—	—	—
Commercial and land development	—	—	—	—	—	—	—

Total real estate construction	—	—	—	—	—	—	72

Consumer:
Home equity	—	3	3	19	—	37	39
Automobile	—	3	3	22	23	40	6
Other consumer	25	26	33	51	53	70	69

Total consumer	25	32	39	92	76	147	114

Commercial/business	—	31	31	86	—	—	—

Total charge-offs	115	64	70	234	136	154	331
Net charge-offs	105	42	46	211	116	147	323

Balance at end of period	$2,748	$3,160	$2,974	$2,882	$2,637	$1,853	$1,385

(table continues on the following page)

	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004	2003	2002

			(Dollars In Thousands)

Allowance for loan losses as a percentage of total loans outstanding at the end of the period	0.56%	0.64%	0.59%	0.67%	0.67%	0.49%	0.41%

Net charge-offs as a percentage of average loans outstanding during the period	0.02%	0.01%	0.01%	0.05%	0.03%	0.04%	0.10%

Allowance for loan losses as a percentage of nonaccrual and 90 days or more past due loans loans at end of period	748.77%	10,533.33%	766.49%	602.97%	432.30%	1,393.23%	295.94%

Our Asset Liability Management Committee reviews the appropriate level of the allowance for loan losses on a quarterly basis and establishes the provision for loan losses based on the risk composition of our loan portfolio, delinquency levels, loss experience, economic conditions, bank regulatory examination results, seasoning of the loan portfolios and other factors related to the collectibility of the loan portfolio as detailed further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Allowance for Loan Losses.” The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

Management believes that our allowance for loan losses as of June 30, 2007 was adequate to absorb the known and inherent risks of loss in the loan portfolio at that date. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provision that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of Home Federal Bank’s allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table provides certain information with respect to our allowance for loan losses, including charge-offs, recoveries and selected ratios for the periods indicated.

	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004	2003	2002

			(Dollars in Thousands)

Provisions for loan losses	$71	$320	$138	$456	$900	$615	$277
Allowance for loan losses	2,748	3,160	2,974	2,882	2,637	1,853	1,385
Allowance for loan losses as a percentage of total loans outstanding at the end of the period	0.56%	0.64%	0.59%	0.67%	0.67%	0.49%	0.41%

Net charge-offs	$105	$42	$46	$211	$116	$147	$323
Total of nonaccrual and 90 days past due loans	367	30	388	478	610	133	468
Nonaccrual and 90 days or or more past due loans as a percentage of loans receivable	0.07%	0.01%	0.08%	0.11%	0.16%	0.04%	0.14%

Loans receivable, net	$491,768	$494,016	$503,065	$430,944	$392,634	$372,629	$318,297

Investment Activities

General.   Office of Thrift Supervision regulations permit Home Federal Bank to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of federally insured banks and savings institutions, banker’s acceptances, repurchase agreements and federal funds. Subject to various restrictions, we also m ay invest a portion of our assets in commercial paper and corporate debt securities.

Our investment policies are designed to provide and maintain adequate liquidity and to generate favorable rates of return without incurring undue interest rate or credit risk. The investment policies generally limit investments to mortgage-backed securities, U.S. Government and agency securities, municipal bonds, certificates of deposit and marketable corporate debt obligations. Investment in mortgage-backed securities includes those issued or guaranteed by Fannie Mae, Freddie Mac and Ginnie M ae. W e may purchase mortgage-backed securities to supplement loan originations for portfolio during periods when we are not able to originate the desired level of portfolio loans.

At June 30, 2007, our consolidated investment portfolio totaled $176.3 million and consisted principally of mortgage-backed securities and Federal Home Loan Bank stock. From time to time, investment levels may be increased or decreased depending upon yields available on investment alternatives and management’s projections as to the demand for funds to be used in loan originations, deposits and other activities.

Mortgage-Backed Securities.   Our mortgage-backed securities had a fair value of $166.8 million and a $172.6 million amortized cost at June 30, 2007. The mortgage-backed securities were primarily comprised of Fannie Mae and Freddie Mac mortgage-backed securities. At June 30, 2007, the portfolio had a weighted-average coupon rate of 4.77% and an estimated weighted-average yield of 4.99%. These securities had an estimated average maturity of 19.5 years and an estimated average life of 4.4 years at June 30, 2007.

The following table sets forth the composition of our investment securities portfolios at the dates indicated. The amortized cost of the available for sale investments and mortgage backed-securities is their net book value before the mark-to-market fair value adjustment.

			At September 30,
	At June 30
	2007		2006		2005		2004

	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value

	(In Thousands)

Available for sale:
Mortgage-backed securities:
Fannie Mae	$70,556	$68,144	$12,476	$12,182	$15,105	$14,830	$874	$871
Freddie Mac	98,520	95,261	—	—	—	—	—	—
Non-Agency	3,475	3,350	—	—	—	—	—	—

Total availab le for sale	$172,551	$166,755	$12,476	$12,182	$15,105	$14,830	$874	$871

Held to maturity:
Mortgage-backed securities:
Fannie Mae	$—	$—	$65,234	$63,452	$72,028	$71,067	$53,336	$53,708
Freddie Mac	—	—	114,505	111,954	105,308	103,985	43,259	43,818
Non-Agency	—	—	3,540	3,436	3,638	3,561	—	—

Total held to maturity	$—	$—	$183,279	$178,842	$180,974	$178,613	$96,595	$97,526

The table below sets forth information regarding the amortized cost, weighted average yields and maturities or periods to repricing of our investment portfolio at June 30, 2007.

	Amount Due or Repricing within:

	1 Year or Less		Over 1 to 5 Years		Over 5 to 10 Years		Over 10 Years		Totals

		Weighted		Weighted		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average
	Cost	Yield (1)	Cost	Yield (1)	Cost	Yield (1)	Cost	Yield (1)	Cost	Yield (1)

					(Dollars in Thousands)
Available for sale:
Mortgage-backed securities:
Fannie Mae	$4,529	5.44%	$19,631	5.21%	$6,298	4.07%	$40,098	4.93%	$70,556	4.96%
Freddie Mac	3,297	5.52	29,884	5.32	626	7.07	64,713	4.85	98,520	5.03
Non-Agency	3,475	4.61	—	—	—	—	—	—	3,475	4.61

Total available for sale	11,301	5.21	49,515	5.28	6,924	4.34	104,811	4.88	172,551	4.99

Held to maturity:
Mortgage-backed securities:
Fannie Mae	—	—	—	—	—	—	—	—	—	—
Freddie Mac	—	—	—	—	—	—	—	—	—	—
Non-Agency	—	—	—	—	—	—	—	—	—	—

Total held to maturity	—	—	—	—	—	—	—	—	—	—

Total investment securities	$11,301	5.21%	$49,515	5.28%	$6,924	4.34%	$104,811	4.88%	$172,551	4.99%

(1)	Interest and dividends are reported on a tax-equivalent basis. During the time period presented, we did not own any tax exempt investment securities. For available for sale securities carried at fair value, the weighted average yield is computed using amortized cost.

The following table sets forth certain information with respect to each category which had an aggregate book value in excess of 10% of our total equity at the date indicated.

	At June 30, 2007

	Amortized	Market
	Cost	Value

	(In Thousands)
Available for sale:
Mortgage-backed securities:
Fannie Mae	$70,556	$68,144
Freddie Mac	98,520	95,261

Total availab le for sale	169,076	163,405

Held to maturity:
Mortgage-backed securities:
Fannie Mae	$—	$—
Freddie Mac	—	—

Total held to maturity	$—	$—

Federal Home Loan Bank Stock.   As a member of the Federal Home Loan Bank of Seattle, Home Federal Bank is required to own its capital stock. The amount of stock Home Federal Bank holds is based on percentages specified by the Federal Home Loan Bank of Seattle on outstanding advances. The redemption of any excess stock Home Federal Bank holds is at the discretion of the Federal Home Loan Bank of Seattle. At June 30, 2007, the carrying value of Federal Home Loan Bank stock totaled $9.6 million.

Bank-Owned Life Insurance.   We purchased bank-owned life insurance policies to offset future employee benefit costs. At June 30, 2007, we had a $11.1 million investment in life insurance contracts. The purchase of BOLI policies, and its increase in cash surrender value, is classified as “Bank owned life insurance” in the Consolidated Balance Sheet. The income related to the bank owned life insurance, which is generated by the increase in the cash surrender value of the policy, is classified in “Increase in cash surrender value of bank owned life insurance” in the Consolidated Statements of Income. The potential death benefits as of June 30, 2007 were $22.7 million.

Deposit Activities and Other Sources of Funds

General.   Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings from the Federal Home Loan Bank of Seattle are used to supplement the availability of funds from other sources and also as a source of term funds to assist in the management of interest rate risk.

Our deposit composition reflects a mixture with certificates of deposit accounting for approximately one-half of the total deposits while interest and noninterest-bearing checking, savings and money market accounts comprise the balance of total deposits. We rely on marketing activities, convenience, customer service and the availability of a broad range of competitively priced deposit products and services to attract and retain customer deposits.

Deposits.   With the exception of our Health Savings Accounts, substantially all of our depositors are residents of the State of Idaho. We occasionally supplement our deposits through brokered certificates of deposit and, to a lesser extent, municipal deposits. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including checking accounts, money market deposit accounts, savings accounts and certificates of deposit with a variety of rates and terms to maturity. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. We offer a number of different deposit programs including our High Performance Checking, Wall Street Select Checking, Money Market Accounts, Health Savings Accounts and Escalator Certificates of Deposit. Our High Performance Checking program is comprised of several different transaction account products with varying minimum balance requirements, number of checks permitted and interest rate options. Our Wall Street Select Checking and Money Market Account products offer significantly higher rates of interest on larger deposit balances while maintaining the availability of the customer’s funds. Our Health Savings Accounts are offered directly or through unaffiliated third parties including insurance agents and third-party benefits administrators to qualified individuals and employers. The program is offered on a nationwide basis and participants in the plan receive a debit card to facilitate account access. Our Escalator Certificate of Deposit has a guaranteed blended rate for its four-year term with fixed rate increases occurring every six months from the date of the original deposit, and also offers the customer the opportunity to withdraw the entire balance at any six-month anniversary without a pre-payment penalty. In determining the terms of our deposit accounts, we consider the development of long term profitable customer relationships, current market interest rates, current maturity structure and deposit mix, our customer preferences and the profitability of acquiring customer deposits compared to alternative sources.

At June 30, 2007, we had $67.5 million of jumbo ($100,000 or more) certificates of deposit, which are primarily from local customers, representing 16.1% of total deposits at that date.

Deposit Activities.   The following table sets forth our total deposit activities for the periods indicated.

	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

			(In Thousands)

Beginning balance	$430,281	$396,325	$396,325	$343,087	$301,273
Net deposits before interest credited	(20,789)	36,195	24,203	47,690	37,731
Interest credited	9,206	6,950	9,753	5,548	4,083
Net increase (decrease) in deposits	(11,583)	43,145	33,956	53,238	41,814

Ending balance	$418,698	$439,470	$430,281	$396,325	$343,087

Time Deposits by Rates.   The following table sets forth our time deposits classified by rates as of the dates indicated.

		At September 30,
	At June 30,
	2007	2006	2005	2004

	(In Thousands)

0.00 - 0.99%	$385	$268	$1,803	$19,880
1.00 - 1.99%	30	341	10,286	28,083
2.00 - 2.99%	3,096	17,924	56,344	47,906
3.00 - 3.99%	40,003	57,055	89,955	48,835
4.00 - 4.99%	56,398	75,300	20,437	17,247
5.00 - 5.99%	126,443	74,728	18,412	1,184
6.00 - 6.99%	740	8,108	228	1,090

Total	$227,095	$233,724	$197,465	$164,225

Time Deposits by Maturities. The following table sets forth the amount and maturities of our time deposits at June 30, 2007.

	Amounts Due

	Less Than	1-2	2-3	3-4	After
	1 Year	Years	Years	Years	4 Years	Total

			(In Thousands)

0.00 - 0.99%	$371	$—	$—	$14	$—	$385
1.00 - 1.99%	30	—	—	—	—	30
2.00 - 2.99%	2,864	149	50	33	—	3,096
3.00 - 3.99%	30,860	7,501	1,433	167	42	40,003
4.00 - 4.99%	37,572	9,096	4,722	4,127	881	56,398
5.00 - 5.99%	115,510	4,570	2,239	3,293	831	126,443
6.00 - 6.99%	465	—	2	273	—	740

Total	$187,672	$21,316	$8,446	$7,907	$1,754	$227,095

The following table sets forth information concerning our time deposits and other deposits at June 30, 2007.

Weighted
Average					Percentage
Interest				Minimum	of Total
Rate	Original Term	Category	Amount	Balance	Deposits

			(Dollars in Thousands)

0.58%	N/A	Savings deposits	$23,465	$ 10	5.60%
0.86	N/A	Interest-bearing demand deposits	60,923	50	14.55
—	N/A	Noninterest-bearing demand deposits	34,368	50	8.21
3.26	N/A	Money market accounts	42,729	1,000	10.21
0.70	N/A	Health savings accounts	30,118	25	7.19

		Certificates of Deposit

4.82	1-12 months	Fixed term, fixed rate	97,227	500	23.22
4.72	13-24 months	Fixed term, fixed rate	95,299	500	22.76
3.81	25-36 months	Fixed term, fixed rate	11,905	500	2.84
4.69	37-60 months	Fixed term, fixed rate	22,463	500	5.37
4.68	Over 60 months	Fixed term, fixed rate	201	500	0.05

		Total	$418,698		100.00%

                The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of June 30, 2007. Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

Certificates of
Deposit of
Maturity Period	$100,000 or More

(In Thousands)

Three months or less	$23,342
Over three through six months	14,996
Over six through twelve months	18,227
Over twelve months	10,888

Total	$67,453

Deposit Flow. The following table sets forth the balances of deposits in the various types of accounts offered by us at the dates indicated.

				At September 30,
		At June 30,
		2007			2006			2005			2004

		Percent			Percent			Percent			Percent
		of	Increase/		of	Increase/		of	Increase/		of	Increase/
	Amount	Total	(Decrease)	Amount	Total	(Decrease)	Amount	Total	(Decrease)	Amount	Total	(Decrease)

	(Dollars in Thousands)

Savings deposits	$23,465	5.60%	$(190)	$23,655	5.50%	$(1,564)	$25,219	6.36%	$(234)	$25,453	7.42%	$1,030
Demand deposits	95,291	22.76	(13,251)	108,542	25.22	(247)	108,789	27.46	23,002	85,787	25.01	13,621
Money market accounts	42,729	10.21	9,306	33,423	7.77	1,902	31,521	7.95	(3,871)	35,392	10.32	3,264
Health savings accounts	30,118	7.19	(819)	30,937	7.19	(2,394)	33,331	8.41	1,101	32,230	9.39	4,746
Fixed rate certificates that mature
in the year ending:
Within 1 year	187,672	—	(789)	188,461	43.80	81,444	107,017	27.00	38,821	68,196	19.88	10,622
After 1 year, but within 2 years	21,316	44.82	(7,091)	28,407	6.60	(34,295)	62,702	15.82	3,784	58,918	17.17	20,175
After 2 years, but within 5 years	17,913	5.09	1,316	16,597	3.86	(10,346)	26,943	6.80	(9,472)	36,415	10.61	(11,364)
After 5 years	194	4.28	(65)	259	0.06	5	254	0.06	191	63	0.02	(54)
Other certificates of deposit	—	0.05	—	—	—	(549)	549	0.14	(84)	633	0.18	(226)

Total	$418,698	100.00%	$(11,583)	$430,281	100.00%	$33,956	$396,325	100.00%	$53,238	$343,087	100.00%	$41,814

Borrowings.  Customer deposits are the primary source of funds for our lending and investment activities. We use advances from the Federal Home Loan Bank of Seattle to supplement our supply of lendable funds to meet short-term deposit withdrawal requirements and also to provide longer term funding to better match the duration of selected loan and investment maturities. As one of our capital management strategies, we also use borrowings from the Federal Home Loan Bank of Seattle to fund the purchase of investment securities and origination of loans in order to increase our net interest income when attractive opportunities exist.

As a member of the Federal Home Loan Bank of Seattle, we are required to own its capital stock and are authorized to apply for advances on the security of the stock and certain of our mortgage loans and mortgage-backed securities provided certain creditworthiness standards have been met. Advances are made individually under various terms pursuant to several different credit programs, each with its own interest rate and range of maturities. We maintain a committed credit facility with the Federal Home Loan Bank of Seattle that provides for immediately available advances up to an aggregate of 40% of Home Federal Bank’s total assets, or $283.2 million as of June 30, 2007. At June 30, 2007, our outstanding advances from the Federal Home Loan Bank of Seattle totaled $189.3 million.

The following table sets forth information regarding our borrowings at the end of and during the periods indicated. The table includes both long- and short-term borrowings.

	Nine Months Ended		Year Ended
	June 30,		September 30,

	2007	2006	2006	2005	2004

	(Dollars in Thousands)
Maximum amount of borrowing outstanding at any month end:
Federal Home Loan Bank advances	$223,000	$198,000	$214,000	$182,000	$136,000

Approximate average borrowings outstanding:
Federal Home Loan Bank advances	208,000	184,000	191,000	153,000	115,000

Approximate weighted average rate paid on:
Federal Home Loan Bank advances	4.46%	4.12%	4.20%	3.87%	4.08%

		At September 30,
	At June 30,

	2007	2006	2005	2004

	(Dollars in Thousands)
Balance outstanding at end of period:
Federal Home Loan Bank advances	$189,264	$210,759	$175,932	$122,797

Weighted average rate paid on:
Federal Home Loan Bank advances	4.50%	4.36%	3.96%	3.96%

Competition

We face intense competition in originating loans and in attracting deposits within our targeted geographic market. We compete by leveraging our full service delivery capability comprised of convenient branch locations, including six branches located inside Wal-Mart Superstores offering extended banking hours, call center and Internet banking, and consistently delivering high-quality, individualized service to our customers that result in a high level of customer satisfaction. According to data published by the Federal Deposit Insurance Corporation, as of June 30, 2006, we ranked fifth in terms of deposits, among the 20 federally-insured depository institutions in Ada and Canyon counties, our primary market area. Our key competitors are U.S. Bank, Wells Fargo, Washington Mutual, Bank of America, Key Bank, Washington Federal and Farmers & Merchants. According to data from the Federal Deposit Insurance Corporation, these competitors controlled approximately 74% of the deposit market with $5.4 billion of the $7.3 billion total deposits in Ada and Canyon counties as of June 30, 2006. Aside from these traditional competitors, credit unions, insurance companies and brokerage firms are an increasingly competing challenge for consumer deposit relationships. We also compete for loans and deposits through our two branch offices in Gem and Elmore counties.

Our competition for loans comes principally from mortgage bankers, commercial banks, thrift institutions, credit unions and finance companies. Several other financial institutions, including those previously mentioned, have greater resources than we do and compete with us for lending business in our targeted market area. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising campaigns, access lower cost funding sources and allocate their investment assets to regions of highest yield and demand. This competition for the origination of loans may limit our future growth and earnings prospects.

Subsidiaries and Other Activities

Home Federal Bank has one wholly-owned subsidiary, Idaho Home Service Corporation, which was established in 1981 as Home Service Corporation for the purpose of facilitating various business activities. Since 2000, Idaho Home Service Corporation has been inactive.

Personnel

At June 30, 2007, we had 208 full-time employees and 17 part-time employees. Our employees are not represented by any collective bargaining group. We believe our relationship with our employees is good.

Properties

At June 30, 2007, we had 15 full service banking offices and two loan centers. Seven of the locations are owned, seven locations are leased and two locations are owned with the land being leased. At June 30, 2007, the net book value of our investment in premises, equipment and leaseholds was approximately $12.3 million. The net book value of the data processing and computer equipment utilized by us at June 30, 2007 was approximately $561,000.

The following table provides a list of our main and branch offices and indicates whether the properties are owned or leased:

		Lease
	Leased or	Expiration	Square
Location	Owned	Date	Footage

ADMINISTRATIVE OFFICE

500 12th Avenue South	Owned	N/A	34,014
Nampa, Idaho 83651 (1)(2)

BRANCH OFFICES:

Downtown Boise (2)
800 West State Street	Leased	August 2010	3,500
Boise, Idaho 83702

		Lease
	Leased or	Expiration	Square
Location	Owned	Date	Footage

Parkcenter (2)
871 East Parkcenter Boulevard	Owned	N/A	4,500
Boise, Idaho 83706

Fairview (2)
10443 Fairview Avenue	Building owned
Boise, Idaho 83704	Land leased	June 2070	2,500

Meridian (2)
55 East Franklin Road	Owned	N/A	4,000
Meridian, Idaho 83642

Caldwell (2)
923 Dearborn	Owned	N/A	4,500
Caldwell, Idaho 83605

Mountain Home (2)
400 North 3rd East	Owned	N/A	2,600
Mountain Home, Idaho 83647

Emmett (2)
250 South Washington Avenue	Owned	N/A	2,600
Emmett, Idaho 83617

Boise (3)
8300 West Overland Road	Leased	March 2011	695
Boise, Idaho 83709

Meridian (3)
4051 East Fairview Avenue	Leased	February 2011	695
Meridian, Idaho 83642

Nampa (3)
2100 12th Avenue Road	Leased	August 2010	695
Nampa, Idaho 83651

Caldwell (3)
5108 East Cleveland Boulevard	Leased	August 2010	695
Caldwell, Idaho 83605

Garden City (3)
7319 West State Street	Leased	August 2012	695
Boise, Idaho 83714

Idaho Center (3)
5785 E. Franklin Road	Leased	December 2011	710
Nampa, Idaho 83687

		Lease
	Leased or	Expiration	Square
Location	Owned	Date	Footage

Eagle (2)
100 E. Riverside Drive	Owned	N/A	4,500
Eagle, Idaho 83616

LOAN OFFICES:

Blackeagle
1307 Maplegrove	Leased	August 2010	4,310
Boise, Idaho 83709

Meridian
111 East 1st Street	Leased	December 2009	2,600
Meridian, Idaho 83642

(1) Includes home branch
(2) Drive-up ATM available.
(3) Wal-Mart locations

Legal Proceedings

From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material liability as a result of such litigation, nor do we expect any material impact on our financial position, results of operations or cash flows.

In April 2006, the State of Idaho Department of Finance issued a cease and desist order to a former investment representative of Home Federal Bank with respect to marketing and selling unregistered securities in 2005. The investment representative was subsequently indicted and a civil action was brought against him by the Department of Finance. In February 2007, the investment representative pleaded guilty as part of a plea agreement that requires repayment of $173,000 to the victims by August 30, 2007. Home Federal Bank was not named as a party in that action and no other actions have been filed against Home Federal Bank to date. Home Federal Bank’s contract with its third-party broker-dealer includes an indemnity clause protecting Home Federal Bank against losses attributable to any non-deposit investment product transaction. The broker-dealer has been actively engaged in the investigation and in direct contact with the affected customers throughout the process. At this time, we do not believe the plea agreement will materially affect our financial position or results of operations.

MANAGEMENT

Board of Directors and Management of New Home Federal Bancorp

The board of directors of new Home Federal Bancorp initially will consist of the same individuals who currently serve as directors of Home Federal Bancorp and Home Federal Bank. Like the board of directors of Home Federal Bancorp, the board of directors of new Home Federal Bancorp will be divided into three classes, each containing approximately one-third of the directors. The directors will be elected by the stockholders of new Home Federal Bancorp, for three-year terms, or until their successors are elected.

The following individuals initially will be the executive officers of new Home Federal Bancorp and hold the offices set forth opposite their names.

Name	Position Held With Home Federal Bancorp

Daniel L. Stevens	Chairman of the Board, President and Chief Executive Officer

Robert A. Schoelkoph	Senior Vice President, Treasurer, Secretary and Chief Financial Officer

The executive officers of new Home Federal Bancorp will be elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the Board of directors.

Information concerning the principal occupations, employment and compensation of the directors and executive officers of new Home Federal Bancorp is set forth under “– Executive Officers Who Are Not Directors.” Like the directors of Home Federal Bancorp, the directors of new Home Federal Bancorp initially will not be compensated by new Home Federal Bancorp but will serve and be compensated by Home Federal Bank. It is not anticipated that separate directors’ fees will be paid to directors of new Home Federal Bancorp until such time as these persons devote significant time to the separate management of Home Federal Bancorp’s affairs, which is not expected to occur until new Home Federal Bancorp becomes actively engaged in businesses other than holding the stock of Home Federal Bank. The board of directors of new Home Federal Bancorp may determine that such compensation is appropriate in the future.

The following table sets forth certain information regarding the board of directors of Home Federal Bancorp all of whom currently serve as directors of Home Federal Bancorp and Home Federal Bank.

	Age as of	Position Held With Home Federal	Director	Current Term of
Name	June 30, 2007	Bancorp	Since	Office Expires

Daniel L. Stevens	63	Chairman of the Board, President and Chief Executive Officer	1996	2009
Fred H. Helpenstell, M.D.	76	Director	1991	2009
Thomas W. Malson	77	Director	1986	2008
N. Charles Hedemark	65	Director	1983	2008
James R. Stamey	63	Director	2001	2010
Robert A. Tinstman	61	Director	1999	2010
Richard J. Navarro	55	Director	2005	2009
Len E. Williams	48	Director	2007	2008

The business experience of each director for at least the past five years is set forth below.

Daniel L. Stevens is Chairman of the Board, President and Chief Executive Officer of Home Federal Bancorp, positions he has held since 2004, and Chairman of the Board and Chief Executive Officer of Home Federal Bank. He has served as Chief Executive Officer since 1995. Mr. Stevens served as President of Home Federal Bank until September 2006, when he announced his plans for retirement in 2008 and a successor, Len E. Williams, was appointed President of Home Federal Bank. Mr. Stevens became a director in 1996 and has served as Chairman of the Board of Home Federal Bank since 1999. He has been in the financial services industry for over 35 years and has served as an executive officer or chief executive officer for four other mutual and stock thrifts during his career. He is past Vice Chairman of the Board of Directors of the Federal Home Loan Bank of Seattle. He served as the Chairman of the Audit Committee and a member of the Financial Operations Committee of the Federal Home Loan Bank of Seattle. Mr. Stevens was a director of the Federal Home Loan Bank of Seattle from 1996 until 2004. He is a director of America’s Community Bankers, serves on America’s Community Bankers’ Federal Home Loan Bank System Committee, chairs the America’s Community Bankers Credit Union Committee, and is First Vice Chair of America’s Community Bankers COMPAC Board of Governors. He currently serves as Chairman of the Board of the Idaho Bankers Association, is a past Chairman of the Board of Directors and Executive Committee of the Boise Metro Chamber of Commerce, and is a director of the Midwest Conference of Community Bankers. He is the former director of the Boise State University Foundation, and past Chairman of the United Way of Treasure Valley and the Nampa Neighborhood Housing Services Board of Directors.

Fred H. Helpenstell, M.D.  is a retired physician. Dr. Helpenstell earned his medical degree from the University of Illinois Medical School in 1956. He was certified by the American Board of Orthopaedic Surgery in 1966 and opened his practice in Nampa, Idaho. He served on the Idaho State Board of Medical Examiners from 1968 until 1975 and was President of the Board of Directors of Mercy Medical Center in Nampa. After volunteering his orthopedic skills in Nepal, he spent seven years as chair of the Nepal Program for Health Volunteers Overseas. Dr. Helpenstell is a director of MedNow, Inc., a medical equipment provider, Terry Reilly Health Services, the Boise Philharmonic Association and the Boise Philharmonic Foundation.

Thomas W. Malson has been the owner and Chief Executive Officer of Robertson Supply, Inc. since 1968. Robertson Supply, Inc. Located in Nampa, Idaho since 1948, is a wholesale distributor of plumbing and related products with outlets in seven Southern Idaho and Eastern Oregon cities.

N. Charles Hedemark retired as Executive Vice President and Chief Operating Officer of Intermountain Gas Company, a natural gas utility company in July 2005, after serving as an employee since 1965. Mr. Hedemark is a graduate of Albertson College of Idaho and the Executive Program at Stanford University. He is a director and past Chairman of Blue Cross of Idaho. Mr. Hedemark is also a director of the Capital City Development Corporation and is a past President of the Northwest Gas Association.

James R. Stamey is a retired banker, having been employed by U.S. Bank from 1985 until 2001, where he last served as President of U.S. Bank, Idaho and Executive Vice President and Manager of Corporate Banking of the Intermountain Region. Mr. Stamey is President of the Library Foundation. He also served as President of the Idaho Association of Commerce and Industry and served on the Board of Directors for the Boise Philharmonic, the Idaho Bankers Association and the Boise Rotary Club.

Robert A. Tinstman is a consultant for Tinstman and Associates, LLC, a construction consulting company. From May 2002 until May 2007, he was Executive Chairman of the James Construction Group, LLC, Baton Rouge, Louisiana, a construction company. Prior to that, Mr. Tinstman was the sole owner and a consultant of Tinstman & Associates, Boise, Idaho, a construction consulting company, from May 1999 until May 2002. He served as President and Chief Executive Officer of the Morrison-Knudsen Company, Boise, Idaho, an engineering, construction and mining company, from 1995 until February 1999, where he had been employed since May 1974. Mr. Tinstman is also a director of IDACORP, Inc., Boise, Idaho, and CNA Surety Corporation, a Chicago, Illinois insurance agency, both of which are public companies.

Richard J. Navarro is the Chief Financial Officer of Albertsons LLC, a retail food and drug company, and has over 29 years of experience in the industry. Mr. Navarro is a Certified Public Accountant and from 2004 until 2006, was a consultant providing financial management services to various business. Prior to that, Mr. Navarro was employed by Albertsons, Inc. and held several management positions including Senior Vice President and Controller from 1999 to 2003. He currently serves on the Board of Directors of TitleOne Corporation and the Boise State University Foundation. He is also the past Chairman of the Associated Taxpayers of Idaho. Mr. Navarro is a graduate of Boise State University and the Executive Financial Management Program at Stanford University, Graduate School of Business.

Len E. Williams joined Home Federal Bank as President in September 2006 and was appointed as a director of Home Federal Bank and Home Federal Bancorp in April, 2007. Mr. Williams has 30 years of commercial banking experience serving in many regional and national leadership roles. Prior to joining Home Federal Bank, Mr. Williams was Senior Vice President and Head of Business Banking with Fifth Third Bank. He was charged with creating and growing the business line and providing leadership over the company’s business banking personnel, processes and products. Form 1987 to 2005, he held several management positions with Key Bank, including President of Business Banking from 2003 to 2005 and President of the Colorado District from 1999 to 2003. His prior experience includes regional corporate and commercial banking leadership responsibility. Mr. Williams is a member of the Board of Directors of the Boise Metro Chamber of Commerce and has served as chairman of Junior Achievement and Boys and Girsl Clubs. Mr. Williams holds an M.B.A. from the University of Washington and is a graduate of the Pacific Coast Banking School.

Executive Officers Who Are Not Directors

Each of the executive officers of Home Federal Bancorp will retain his or her office with new Home Federal Bancorp following the reorganization. Officers are elected annually by the board of directors of Home Federal Bancorp. The business experience for at least the past five years for each of the five executive officers of Home Federal Bancorp who do not serve as directors is set forth below.

Robert A. Schoelkoph is Senior Vice President, Treasurer, Secretary and Chief Financial Officer of Home Federal Bancorp and Home Federal Bank and is 54 years of age. Mr. Schoelkoph joined Home Federal Bank in 1980. Mr. Schoelkoph was controller of Home Federal Bank from 1980 until 1983, Vice President and Treasurer from 1983 to 1994, and has served as Senior Vice President, Chief Financial Officer and Treasurer since 1983. The title of Secretary was added in 2007. He is a past member and Chairman of the Idaho Employers Council and a member of the Board of Directors of the Nampa Shelter Foundation. Mr. Schoelkoph is a certified public accountant.

Lynn A. Sander is Executive Vice President/Consumer Banking of Home Federal Bank and is 54 years of age. Ms. Sander joined Home Federal Bank in May 2000 as Vice President/Sales Management. She was appointed to the position of Senior Vice President/Retail Banking in July 2001 and served in that position until she was appointed to her current position in April 2007. Immediately prior to joining Home Federal Bank, she was Senior Vice President, Account Manager for Fairmont/Aspen Performance Group, a sales and service consulting company, from June 1999 to May 2000. From 1987 until December 1998, Ms. Sander was employed by KeyBank of Idaho and its affiliate KeyCorp Management Company, where her last position was Vice President/Core Banking Territory Manager covering the states of Alaska, Idaho, Utah, and Colorado. She began her banking career in 1973 with Bank of Idaho. She currently serves on the Board of Directors of the Women and Children’s Alliance, and is the Chair of the Board of the United Way of Treasure Valley. Ms. Sander served as Fundraising Chairman for the Idaho Anne Frank Human Rights Memorial and was chairman of the 2005 Treasure Valley United Way Campaign.

Denis J. Trom is Senior Vice President/Human Resources of Home Federal Bank and is 60 years of age. Mr. Trom joined Home Federal Bank in April 2002. Mr. Trom was previously employed by U.S. Bancorp, Minneapolis, Minnesota from 1978 until 2002. He held various human resource, training and organizational development positions with U.S. Bancorp during his 23 years of employment, most recently serving as Vice President/Senior Regional Human Resources Consulting Manager from 1999 until 2002. Mr. Trom is active in the

Society for Human Resource Management, American Society for Training & Development, the Professional Association for Compensation, Benefits and Total Rewards, and church activities.

Steven D. Emerson is Executive Vice President and Chief Lending Officer of Home Federal Bank. Mr. Emerson joined Home Federal Bank as Senior Vice President and Chief Lending Officer on December 1, 2006. Mr. Emerson has over 15 years of experience in commercial banking and previously served as Vice President and Senior Commercial Lender for Farmers and Merchants Bank, a local community bank, during 2006. Prior to his employment with Farmers and Merchants Bank, Mr. Emerson served in several positions with Key Bank from 2000 to 2006, including President of the Cincinnati, Ohio market. Mr. Emerson holds an M.B.A. from Northwest Nazarene University.

Cindy L. Bateman is Senior Vice President and Commercial Banking Team Lead of Home Federal Bank. Ms. Bateman joined Home Federal Bank in March 2007. Ms Bateman was previously employed by Key Bank from 2002 until 2007 having served as Senior Vice President and District Business Leader. Having started her career with First Security Bank of Idaho in 1983 in the Management Training program, she has held various positions in Credit Administration and Commercial and Business Banking. Ms. Bateman holds a B.B.A. in Finance from Idaho State University and an M.B.A. from the University of Washington. She currently serves on the Boards of Directors of Financial Women International and as Treasurer for the Idaho Shakespeare Festival.

Sean P. Watt is Senior Vice President and Branch Administration for Home Federal Bank. Mr. Watt joined Home Federal Bank in May 2000. Mr. Watt served as the Consumer Loan Manager from May 2000 until he was appointed to his current position in Branch Administration in August 2001. Mr. Watt was previously employed by Key Bank as a Senior Consumer Loan Officer. Mr. Watt serves on the Board of Directors for the Boys and Girls Club of Nampa and Junior Achievement of Idaho. Mr. Watt graduated with honors from Pacific Coast Banking School in 2005.

Meetings and Committees of the Board of Directors

In connection with the completion of the conversion, new Home Federal Bancorp will establish a nominating and corporate governance committee, a compensation committee and an audit committee that will be substantially the same as the committees of Home Federal Bancorp. All of the members of these committees will be independent directors as defined in the listing standards of The Nasdaq Stock Market. We plan to have written charters for each committee available on our website at www.myhomefed.com ..

The following is a summary of the current committees of the boards of directors of Home Federal Bancorp and Home Federal Bank.

Board of Directors

The boards of directors of Home Federal Bancorp and Home Federal Bank conduct their business through meetings of the boards and through board and committee meetings. For the year ended September 30, 200 7 , both boards generally met in person on a bi- monthly basis, holding additional special meetings as needed. During the 200 7 fiscal year, the board of directors of Home Federal Bancorp held six regular meetings and one special meeting , and the board of directors of Home Federal Bank held six regular meetings and no special meetings. No director of Home Federal Bancorp or Home Federal Bank attended fewer than 75% of the total meetings of the boards and committees on which he served during this period.

Committees and Committee Charters

The board of directors of Home Federal Bancorp has standing Audit, Loan, Compensation, and Nominating Committees. The board has adopted written charters for its Audit , Compensation and Nominating Committees copies of which are available on our website at www.myhomefed.com.

Audit Committee

The Audit Committee consists of Directors Tinstman (Chairman), Hedemark, Navarro and Stamey. The Committee meets quarterly and on an as needed basis to evaluate the effectiveness of Home Federal Bancorp’s internal controls for safeguarding its assets and ensuring the integrity of the financial reporting. The Audit Committee also meets quarterly to review and approve the earnings releases and the quarterly reports on Form 10-Q and annual report on Form 10-K. The Committee also appoints the independent auditor and reviews the audit report prepared by the independent auditor. The Audit Committee met 12 times during the year ended September 30, 200 7 .

Each member of the Audit Committee is “independent” in accordance with the requirements for companies quoted on The Nasdaq Stock Market. Director Navarro has been designated by the board of directors as the “audit committee financial expert,” as defined by the SEC. Director Navarro is a certified public accountant and is the Chief Financial Officer of Albertsons LLC.

Nominating Committee

The Nominating Committee consists of Directors Helpenstell (Chairman), Malson, and Hedemark. The Nominating Committee and its Chair are appointed annually by the board of directors. Members of this Committee are selected from the pool of directors who are not up for election during the appointment year. The Nominating Committee meets annually and on an as needed basis, and is responsible for selecting qualified individuals to fill expiring director’s terms and openings on the board of directors. Final approval of director nominees is determined by the full board, based on the recommendations of the Nominating Committee. This Committee met twice during the year ended September 30, 200 7 . Nominating Committee members receive no additional fees for serving on the Committee.

Compensation Committee

The Compensation Committee is comprised of Directors Hedemark (Chairman), Helpenstell, Malson and Navarro. The Compensation Committee meets annually and on an as needed basis regarding the personnel, compensation and benefits related matters of Home Federal Bancorp.

The Committee also meets, outside of the presence of Mr. Stevens and Mr. Williams, to discuss their compensation and make its recommendations to the full board. Mr. Stevens and Mr. Williams make recommendations to the Compensation Committee regarding the compensation of the executive officers who report to them. The Committee considers these recommendations and makes its recommendation to the full board, which then votes on executive compensation. Mr. Stevens and Mr. Williams do not vote on their own compensation and only vote on the compensation of other executive officers in case of a tie. The Compensation Committee met four times during the year ended September 30, 2007.

Corporate Governance

Director Independence. The common stock of Home Federal Bancorp is listed on the Nasdaq Global Market. In accordance with Nasdaq requirements, at least a majority of Home Federal Bancorp’s directors must be independent directors. The Board has determined that six of its eight directors are independent, as defined by Nasdaq. Directors Helpenstell, Hedemark, Malson, Stamey, Tinstman and Navarro are all independent. Only Daniel L. Stevens and Len E. Williams are not independent.

Stockholder Communication with the Board of Directors. The board of directors maintains a process for stockholders to communicate with the board of directors. Stockholders wishing to communicate with the board of directors should send any communication to Daniel L. Stevens, Chairman of the board, Home Federal Bancorp, Inc., 500 12th Avenue South, Nampa, Idaho 83651. Any such communication should state the number of shares beneficially owned by the stockholder making the communication.

Annual Meeting Attendance by Directors. We do not have a policy regarding board member attendance at annual meetings of stockholders. All of the members of the board of directors attended the 2007 Annual Meeting of Stockholders.

Directors’ Compensation

The following table shows the compensation paid to our non-employee directors for the fiscal year ended September 30, 2007. Compensation for Daniel L. Stevens, who is the Chairman, President and Chief Executive Officer of Home Federal Bancorp and the Chairman and Chief Executive Officer of Home Federal Bank, and Len E. Williams, who is the President of Home Federal Bank, is included in the section below entitled “Executive Compensation.”

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)

Fred H. Helpenstell, M.D.	26,500	30,287	9,301	5,382	21,514	2,099	95,083
Thomas W. Malson	26,500	30,287	7,750	5,349	21,040	2,099	93,025
N. Charles Hedemark	27,950	30,287	9,301	5,671	3,827	2,099	79,135
James R. Stamey	26,750	30,287	9,301	16,316	10,097	2,099	94,850
Robert A. Tinstman	27,000	30,287	9,301	19,787	7,375	2,099	95,849
Richard J. Navarro	25,500	5,140	11,440	2,452	5,117	374	50,023

(1)

The directors did not receive any equity awards in the year ended September 30, 2007. Represents the dollar amount of expense recognized for financial statement reporting purposes in fiscal 2007 for awards made in prior years and being earned by the director ratably over the five-year period from the date of the award. Amounts are calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). For a discussion of valuation assumptions, see Note 9 of the Notes to Consolidated Financial Statements in Home Federal Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006.

(2)

For Directors Helpenstell, Malson, Hedemark, Stamey and Tinstman, represents an award of 11,924 shares of restricted stock with a grant date fair value of $151,435. For Director Navarro, represents an award of 2,000 shares of restricted stock with a grant date fair value of $25,700. As of September 30, 2007, Directors Helpenstell, Malson, Hedemark, Stamey and Tinstman each had 7,154 shares of restricted stock outstanding and Director Navarro had 1,600 shares of restricted stock outstanding.

(3)

For Directors Helpenstell, Malson, Hedemark, Stamey and Tinstman, represents a grant of options to purchase 22,357 shares of common stock with a grant date fair value of $46,503. For Director Navarro, represents a grant of options to purchase 20,000 shares of common stock with a grant date fair value of $57,200. As of September 30, 2007, Directors Helpenstell, Malson, Hedemark, Stamey and Tinstman each had 8,943 vested and 13,414 unvested options outstanding and Director Navarro had 4,000 vested and 16,000 unvested options outstanding.

(4)	Represents the expense to accrue the estimated present value of future benefits for the director deferred incentive plan.

(5)	Represents the aggregate change in actuarial present value of each director’s accumulated benefit under the director retirement plan.
(6)	Represents dividends received on unvested restricted stock.

Fees. Directors of Home Federal Bancorp are currently not compensated, but serve and are compensated by Home Federal Bank. For the year ended September 30, 200 7 , board members received an annual retainer of $15,000 and $750 for each board meeting attended and $250 for each committee meeting attended ($300 for the chair of each committee). It is not anticipated that separate directors’ fees will be paid to directors of Home Federal Bancorp or new Home Federal Bancorp until such time as these persons devote significant time to the separate management of the affairs of Home Federal Bancorp or new Home Federal Bancorp, which is not expected to occur until we become actively engaged in additional businesses other than holding the stock of Home Federal Bank. We may determine that such compensation is appropriate in the future.

Director Deferred Incentive Plan. Home Federal Bank maintains a nonqualified deferred incentive plan for directors, which was last amended effective September 14, 2007. All members of the board of directors participate in the plan. Until October 1, 2006, the plan provided an incentive award percentage determined by reference to Home Federal Bancorp’s return on assets and return on equity for the year. Each year, the percentage was determined and multiplied by the participant’s directors’ fees for the year. The resulting amount was set aside in an unfunded deferral account for that participant. Although the incentive award has been discontinued, participants may also elect to defer all or a part of their directors’ fees into the deferral account under the plan. The deferral accounts are credited annually with an interest credit that is based on the growth rate of Home Federal Bank’s net worth in Home Federal Bancorp, subject to a maximum of 12% per year. Upon the participant’s termination of service, the value of the participant’s combined deferral accounts will begin to be paid. Hardship distributions are permitted, as well as certain limited in-service distributions as permitted by law. The plan also provides a death benefit equal to the director deferrals and interest credit on such amounts plus the greater of the value of the participant’s deferral accounts, or a fixed death benefit of $202,000. All benefits are paid over 120 months, and during that period, the deferral account is adjusted for interest. The director may elect to change the form of benefit, subject to the approval of Home Federal Bank and compliance with legal restrictions.

Director Retirement Plan.   Home Federal Bancorp adopted a director retirement plan, effective January 1, 2005, that replaced prior plans. The plan is an unfunded nonqualified retirement plan for directors. All members of the board of directors participate in the plan. Upon the later of attaining age 72 or termination of service, the director will receive an annual benefit equal to 50 percent of the fees paid to the director for the preceding year, payable in monthly installments over 15 years. If the director retires before attaining age 72, his vested accrual benefit will be paid in monthly installments, with interest at a rate of 7.5 percent per year, over 180 months. The accrued benefit vests at a rate of 10 percent per year, except in the event of disability, in which case the vested percentage is 100 percent. If the director terminates service within 24 months following a change in control, he will receive 100 percent of his accrued benefit, plus a change in control benefit equal to 2.99 times his prior years directors fees. Change in control payments are subject to reduction to avoid excise taxes under Section 280G of the Internal Revenue Code. In the event a director dies before termination of service, his beneficiary would receive his projected benefit, which is the final benefit the director would have received had he attained age 72, assuming a 4% annual increase in the directors’ fees. In the event the director dies after separation from service, but before receiving the full 15 years of annual benefits, the remaining payments shall be paid to his or her beneficiaries. In-service distributions are permitted in limited circumstances. For the year ended September 30, 2006, $30,000 was credited to the accounts of all the participants, with each participant being allocated the amount required under the plan. In-service distributions are permitted in limited circumstances.

Executive Compensation

Compensation Discussion and Analysis. This Compensation Discussion and Analysis describes the compensation philosophy and policies for the year ended September 30, 2007 that applied to the executives named in the summary compensation table below (known as the “named executive officers”). It explains the structure and rationale associated with each material element of each named executive officer’s total compensation, and it provides important context for the more detailed disclosure tables and specific compensation amounts provided following the discussion and analysis.

          Role of the Compensation Committee. The Compensation Committee is composed entirely of independent directors. The Committee sets and administers the policies that govern our executive compensation programs, and various incentive and stock option programs. All decisions relating to the compensation of the named executive officers are shared with and approved by the full board of directors.

          Compensation Philosophy and Objectives. The Compensation Committee believes that a compensation program for executive officers should take into account management skills, long-term performance results, and stockholder returns. The principles underlying our compensation policies are:

•	to attract and retain key executives who are highly qualified and are vital to our long-term success;

•	to provide levels of compensation commensurate with those offered in the Treasure Valley as measured by local regional, and national financial industry compensation surveys;

•	to align the interests of executives with stockholders by having a significant portion of total compensation based on meeting or exceeding defined performance measures;

•	to motivate executives to enhance long-term stockholder value and thereby helping them build their own personal ownership in Home Federal Bancorp; and

•	to integrate the compensation program with our long-term strategic planning and management process.

We seek to target executive compensation at levels that we believe to be consistent with others in the banking industry. The named executive officers’ compensation is weighted toward programs contingent upon our level of annual and long-term performance. In general, for senior management positions, including the named executive officers, we will pay base salaries that target the market median and above of other banks of similar asset size, growth strategy and complexity, and with similar products and markets. Goals for specific components include:

•	Base salaries for executives generally are targeted between the 50th and 75th percentiles.

•

The Annual Incentive Plan will provide cash compensation at the 50th percentile when target performance- based goals are achieved and between the 50th and 75th percentiles if annual goals are exceeded.

•

Performance-based Long-Term Incentive Plan was not offered last year; however, it is being researched for future consideration. No equity awards would be made if long-term performance goals are not met.

Elements of Compensation. We use the pay components listed below to balance various objectives. The compensation framework helps encourage achievement of strategic objectives and creation of stockholder value, recognize and reward individual initiative and achievements, maintain an appropriate balance between base salary and annual and long-term incentive opportunity, and allows us to compete for, retain and motivate talented executives critical to our success.

Salary. We pay our executives cash salaries intended to be competitive and to take into account the individual’s experience, performance, responsibilities, and past and potential contribution to Home Federal Bancorp and Home Federal Bank. There is no specific weighting applied to the factors considered, and the Committee uses its own judgment and expertise in determining appropriate salaries within the parameters of the compensation philosophy. We target salaries between the 50th and 75th percentiles of competitive practice. This is described in greater detail below, under “Pay Level and Benchmarking”

Salary decisions also take into account the positioning of projected total compensation with target-level performance incentives. Because incentive opportunities are defined as a percentage of salary, changes in salary have an effect on total compensation. Prior to recommending salary increases to the board of directors, the Compensation Committee reviews the projected total compensation based on the proposed salaries. No executive cash salary increases were approved in 2007, with the exception of a five percent increase for Ms. Sander in connection with her promotion to Executive Vice President and a $10,000 increase for Mr. Williams for additional duties that he has assumed.

Annual Cash Incentive. We use annual incentives to focus attention on current strategic priorities and drive achievement of short-term corporate objectives. Awards are provided under the terms of the annual cash incentive plan. All employees are eligible to receive annual cash incentive compensation at the end of each year if performance targets are achieved.

In the year ended September 30, 2007, the incentive portion of total cash compensation for the named executive officers was tied directly to our overall results. The threshold for these performance-based cash incentive payments for the year ended September 30, 2007 was based on Home Federal Bank’s before tax net income for the year ended September 30, 2006 or $9.5 million. The board of directors of Home Federal Bank also set a target for these performance- based cash incentive payments based on the projected before tax net income in its business plan for the year ended September 30, 2007 which was $10.1 million or 6.3% greater than the before tax net income for the year ended September 30, 2006. If the target were reached, the total cash compensation received by each named executive officer would approximate the 50th percentile of combined base pay and cash incentive pay of other banks of similar asset size, growth strategy and complexity, and with similar products and markets as determined through third party professional executive compensation surveys of the industry. If the targeted net income were exceeded, total cash compensation would fall between the 50th and 75th percentile of the total cash compensation reflected in these surveys. The surveys used were the America’s Community Bankers’ Compensation Survey, the Watson Wyatt Financial Institutions Compensation Survey, the Bank Administration Institute (two surveys: (i) the Bank Cash

Compensation Survey and (ii) the Key Executive Compensation Survey), and the Northwest Financial Industry Salary Survey.

We engaged Clark Consulting to design this executive incentive program for our key officers based on overall performance. The program is prospective in design with the utilization of a defined payout formula that is based upon the achievement of pre-determined overall criteria. The purpose of this alternative executive incentive plan is to maximize accomplishment of our objectives by providing additional monetary incentives to select key executives and officers responsible for directing activities that have a significant and direct bearing on our success. This executive incentive plan is designed to reward participants based on the achievement of pre-established annual and long-term financial and strategic goals. The plan is further intended to reward these key executives for higher performance, to provide motivation, to achieve annual goals, and to achieve long-term performance and growth.

The table below shows the award opportunities at threshold, target and maximum, as well as each named executive officer’s actual award as a percentage of salary.

Name	Threshold	Target	Maximum	Actual Award ($)

Daniel L. Stevens	25%	50%	100%	—
Robert A. Schoelkoph	20%	40%	80%	—
Len E. Williams	25%	50%	100%	—
Lynn A. Sander	20%	40%	80%	—
Roger D. Eisenbarth	20%	40%	80%	—

The annual cash incentive objectives for the fiscal year ended September 30, 2007 were not achieved; therefore, no year-end cash incentives were paid to executives.

On October 19, 2007, the Compensation Committee amended the 2008 annual incentive targets for certain of the named executive officers. The new award opportunities are threshold (90%), target (100%), target plus (120%) and stretch (140%). The following table shows potential awards at threshold, target, target plus and stretch, expressed as a percentage of the executive’s salary.

Name	Threshold	Target	Target Plus	Stretch

Daniel L. Stevens	25%	50%	100%	150%
Robert A. Schoelkoph (1)	7.5%	15%	30%	45%
Len E. Williams	25%	50%	100%	150%
Lynn A. Sander	20%	40%	80%	120%

(1)	It is expected the Mr. Schoelkoph will move into a new position as Treasurer of Home Federal Bank in the coming year and we will be hiring a new Chief Financial Officer.

Long-Term Incentives. Equity-based compensation is intended to attract and retain qualified executives, to provide these persons with a proprietary interest in Home Federal Bancorp as an incentive to contribute to our success, and to reward executives for outstanding performance. Equity-based compensation functions as a long-term incentive because awards are generally made with a five-year gradual vesting schedule or a three year cliff vesting schedule. Awards are made either in the form of stock options, stock appreciation rights or restricted stock. Currently, we have in place the 2005 Recognition and Retention Plan and the 2005 Stock Option and Incentive plan, each of which was approved by our Board of Directors and stockholders. Awards remain available for grant under these two plans.

The equity-based plans are administered and interpreted by the Compensation Committee of the board of directors. Under the plans, the Committee receives recommendations from the President and approves which officers and key employees will receive awards, the number of shares subject to each option or shares of restricted stock awarded, and the vesting of the awards. The per share exercise price of an option will equal at least 100% of the fair market value of a share of common stock on the date the option is granted. In addition, newly hired executives may receive awards at the time of their employment. In determining whether to make option or restricted stock awards, the Compensation Committee may take into account historical awards and then-current competitive conditions.

401(k) and Employee Stock Ownership Plan. Home Federal Bank sponsors both a 401(k) plan and an employee stock ownership plan. The purpose of these plans is to provide participating employees with an opportunity to obtain beneficial interests in the stock of Home Federal Bancorp and to accumulate capital for their future economic security. The trustees of the plans include the President, Chief Financial Officer and the Director of Human Resources.

Executive Retirement Benefits. We have entered into salary continuation agreements with each of the named executive officers. These agreements help support the objective of maintaining a stable, committed and qualified team of key executives through the inclusion of retention and non-competition provisions. Under the agreement, an executive will be entitled to a stated annual benefit for a period of 15 years upon retirement from Home Federal Bancorp after attaining age 65, or upon attaining age 65, if his or her employment had been previously terminated due to disability. There are also benefits for early retirement and involuntary termination after a change in control.

Other Compensation. The named executive officers participate in our broad-based employee benefit plans, such as medical, vision, dental, long-term and short-term disability, and term life insurance programs. For each of the named executive officers, we also provide the following perquisites: auto allowance for business and personal use for transportation for the executive, customers and employees; social and civic club dues for networking and entertaining; and business and personal use of a cell phone for accessibility to the executive.

          Pay Level and Benchmarking. As noted earlier, our compensation structure is designed to position an executive’s compensation between the 50th and 75th percentiles of a competitive practice. In 2006, the Compensation Committee worked with Clark Consulting to review total compensation levels for the named executive officers. This review included base salary, annual cash incentives, all forms of equity compensation and all other forms of compensation. The primary data source used in setting competitive market levels for the executives is the information publicly disclosed by a “2006 Peer Group” of the 17 companies listed below, which include companies include banks of similar size and geographic location.

2006 Peer Group

Horizon Financial Corp. (HRZB)	Team Financial Inc. (TFIN)
Columbia Bancorp (CBBO)	Bank Holdings (TBHS)
Pacific Continental Group (PCBK)	Pacific Financial Group (PFLC)
Riverview Bancorp, Inc. (RVSB)	PremierWest Bancorp (PRWT)
Blue Valley Ban Corp. (BVBC)	Rainier Pacific Financial Group (RPFG)
Landmark Bancorp, Inc. (LARK)	Washington Banking Group (WBCO)
First Mutual Bancshares, Inc. (FMSB)	BNCCORP Inc. (BNCC)
HF Financial Corp. (HFFC)	Idaho Independent Bank (IIBK)
Heritage Financial Group (HFWA)

After consideration of the data collected on external competitive levels of compensation and internal relationships within the executive group, the Compensation Committee makes decisions regarding individual executives’ target total compensation opportunities based on the need to attract, motivate and retain an experienced and effective management team.

          Review of Prior Amounts Granted and Realized. We desire to motivate and reward executives relative to driving superior future performance, so we do not currently consider prior stock compensation gains as a factor in determining future compensation levels.

          Adjustment or Recovery of Awards. We have not adopted a formal policy or any employment agreement provisions that enable recovery, or “clawback”, of incentive awards in the event of misstated or restated financial results. However, Section 304 of the Sarbanes-Oxley Act does provide some ability to recover incentive awards in certain circumstances. If we are required to restate our financials due to noncompliance with any financial reporting requirements as a result of misconduct, the Chief Executive Officer and Chief Financial Officer must reimburse us for (1) any bonus or other incentive- or equity-based compensation received during the 12 months following the first public issuance of the non-complying document, and (2) any profits realized from the sale of securities of Home Federal Bancorp during those 12 months.

          Timing of Equity Grants. The Compensation Committee does not have a formal written policy guiding the timing of equity grants. All equity grants were made after formal Compensation Committee approval and subject to full board approval. We have reviewed our equity grant practices and have confirmed that all past equity grants have been consistent with SEC guidelines.

          Tax and Accounting Considerations. We take into account tax and accounting implications in the design of our compensation programs. For example, in the selection of long-term incentive instruments, the Compensation Committee reviews the projected expense amounts and expense timing associated with alternative types of awards. Under current accounting rules, Home Federal Bancorp must expense the grant-date fair value of share-based grants such as restricted stock and stock options. The grant-date value is amortized and expensed over the service period or vesting period of the grant. In selecting appropriate incentive devices, the Compensation Committee reviews extensive modeling analyses and considers the related tax and accounting issues.

          Compensation Consultants. Over the past five years, the Compensation Committee has engaged the Compensation Group of Clark Consulting to assist it in several executive compensation initiatives, including salary data, equity plan designs and deferred compensation plans. Because Clark Consulting is knowledgeable in our executive compensation plans, it is an ongoing working relationship. Periodically, the Committee will engage Clark Consulting on an “as needed” basis.

          Role of Executives in Compensation Committee Deliberations. The Compensation Committee frequently requests the Chief Executive Officer and President to be present at Committee meetings to discuss executive compensation and evaluate company and individual performance. Occasionally other executives may attend a Committee meeting to provide pertinent human resources, financial and/or legal information. Executives in attendance may provide their insights and suggestions, but only Compensation Committee members may vote on decisions regarding changes in executive compensation to recommend to the full board. The Chief Executive Officer and President do not provide the recommendations for changes in their own compensation. The Compensation Committee discusses the compensation of the Chief Executive Officer and the President with each of them, but final deliberations and all votes regarding his compensation for recommendation to the full board are made in executive session, without the Chief Executive Officer or President present, as appropriate. The Committee initiates any changes in these officers’ compensation based on periodic market reviews and recommendations from outside consultants. Relative to executives other than the Chief Executive Officer and the President, the Committee uses their proposals and input from Clark Consulting in making its recommendations to the full board. Although the Chief Executive Officer and President are members of the board of directors, they only vote on executive compensation in the event of a tie.

          Compensation of the Chief Executive Officer. Mr. Stevens is the Chairman and Chief Executive Officer of Home Federal Bank and Chairman, President and Chief Executive Officer of Home Federal Bancorp. As the Chief Executive Officer of the Bank and the Company, he is responsible for the overall supervision of these entities. He oversees management and has responsibility for all policy development and implementation, he is responsible for the completion of the transition of authority and responsibility of executive leadership from himself to the new President of Home Federal Bank, he coordinates investor relations with stockholders, he is responsible for coordinating the activities and focus of the board of directors, he has ultimate responsibility for the overall consolidated performance of the related corporate entities, and has final responsibility for the change and the growth of Home Federal Bank and expansion of the business model of Home Federal Bank. Finally, it is his ultimate responsibility to see that this reorganization and conversion results in a positive outcome on behalf of the stockholders, the employees and the communities served by Home Federal and Home Federal Bank. While Mr. Stevens’ compensation exceeds that of all of the other named executive officers, the Compensation Committee believes it is commensurate with his experience and level of responsibility.

          Conclusion. We believe its compensation program is reasonable and competitive with compensation paid by other financial institutions of similar size. The program is designed to reward managers for strong personal, company and share-value performance. The Compensation Committee monitors the various guidelines that constitute the program and reserves the right to adjust them as necessary to continue to meet company and stockholder objectives.

Summary Compensation Table. The following table shows information regarding compensation earned during the fiscal year ended September 30, 2007 by our named executive officers: (1) Daniel L. Stevens, our principal executive officer; (2) Robert A. Schoelkoph, our principal financial officer; (3) our three other most highly compensated officers, who are Len E. Williams, Lynn A. Sander and Roger D. Eisenbarth.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)(2)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)(3)	All Other Compen- sation ($)(4)	Total ($)

Daniel L. Stevens	2007	244,400	—	189,288	83,623	83,656	181,473	76,457	858,897
Chairman, President and Chief Executive Officer of Home Federal Bancorp and Chairman and Chief Executive Officer of Home Federal Bank

Robert A. Schoelkoph	2007	125,096	—	75,715	31,002	24,996	38,337	29,714	324,860
Treasurer and Chief Financial Officer of Home Federal Bancorp and Senior Vice President and Chief Financial Officer of Home Federal Bank

Len E. Williams	2007	204,583	—	45,900	54,099	—	50,434	34,375	389,391
President of Home Federal Bank

Lynn A. Sander	2007	117,212	—	60,571	24,801	14,243	38,268	29,310	284,406
Executive Vice President of Consumer Banking of Home Federal Bank

Roger D. Eisenbarth	2007	116,999	—	60,571	20,668	27,228	53,563	32,120	311,149
Senior Vice President and Chief Credit Officer of Home Federal Bank

(1)

The named executive officers did not receive any equity awards in the year ended September 30, 2007. Represents the dollar amount of expense recognized for financial statement reporting purposes in fiscal 2007 for awards made in prior years and being earned by the officer ratably over the five-year period from the date of the award. Amounts are calculated pursuant to the provisions of FAS 123R. For a discussion of valuation assumptions, see Note 9 of the Notes to Consolidated Financial Statements in Home Federal Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006.

(2)	Represents the expense to accrue the estimated present value of future benefits for the executive deferred incentive agreements.
(3)	Represents the aggregate change in actuarial present value of each named executive officer’s accumulated benefit under his or her salary continuation agreement.
(4)	Please see the table below for more information on the other compensation paid to our executive officers in the year ended September 30, 2007.

          All Other Compensation. The following table sets forth details of “All Other Compensation,” as presented above in the Summary Compensation Table.

Name	401(k) Matching Contribu-tion ($)	ESOP Contribu- tion ($)	Company Car/Car Allowance ($)	Restricted Stock Dividends ($)(2)	Board Fees	Other Miscel-laneous	Club Dues ($)(1)

Daniel L. Stevens	9,977	15,138	4,715	13,116	25,500	1,375	6,636
Robert A. Schoelkoph	3,308	11,935	8,100	5,246	—	1,125	—
Len E. Williams	—	—	1,052	2,475	—	6,491	24,357	(1)
Lynn A. Sander	4,526	11,112	8,100	4,197	—	1,375	—
Roger D. Eisenbarth	6,020	11,335	8,100	4,197	—	2,468	—

(1)	Primarily represents a one-time initiation fee.

Employment Agreements. Home Federal Bancorp and Home Federal Bank have entered into separate three-year employment agreements with Daniel L. Stevens. On each anniversary of the initial date of the employment agreement, the term will be extended for an additional year unless notice is given by the board to Mr. Stevens, or vice versa, at least 90 days prior to the anniversary date.

Home Federal Bank has entered into an employment agreement with Len E. Williams. The agreement provided for an initial one-year term, a two-year term that commenced on September 11, 2007 and a three year term commencing on September 11, 2009, provided the agreement has not been terminated earlier by either party. On each anniversary beginning on September 11, 2012, the term of the agreement will be extended for an additional year unless notice is given by the Board to Mr. Williams, or vice versa, at least 90 days prior to the anniversary date. Under the employment agreements, the aggregate base salary level for Mr. Stevens is $244,400 and the base salary level for Mr. Williams is $210,000, which may be increased at the discretion of the board of directors or an authorized committee of the board. The agreements provide that compensation may be paid in the event of disability, death, involuntary termination or a change in control, as described below under “Potential Payments Upon Termination.”

Transition Agreement.   On August 21, 2006, Home Federal Bancorp, Home Federal Bank and Home Federal MHC entered into a Transition Agreement with Daniel L. Stevens in connection with his proposed retirement on September 30, 2008. The purpose of the agreement is to facilitate the executive succession at Home Federal Bancorp and Home Federal Bank with the transition of Mr. Stevens to retirement and the employment of a successor executive. The agreement defines Mr. Stevens’ responsibilities and compensation during the transition period. The agreement also identifies Mr. Stevens’ transition schedule beginning in September 2006 with the employment of a successor executive, Len E. Williams, and concluding with a retirement date of September 30, 2008. At the time of his retirement, Mr. Stevens will resign as President and Chief Executive Officer of Home Federal Bancorp and Home Federal MHC and will resign as Chief Executive Officer of Home Federal Bank. Following his retirement, Mr. Stevens will continue to serve as a director of, and Chairman of the boards of, Home Federal Bancorp, Home Federal Bank and Home Federal MHC.

Under the terms of the agreement, Mr. Stevens resigned as President of Home Federal Bank upon Mr. Williams appointment by the board of directors as his successor. The agreement provides that Mr. Stevens will mentor and train Mr. Williams on all aspects of the chief executive officer and president functions until Mr. Stevens retires. Under the agreement, on January 1, 2008 , Mr. Stevens will begin a less demanding work schedule that will be coordinated with management and the boards of directors of Home Federal Bancorp and Home Federal Bank.

During the transition period, Mr. Stevens will be compensated in the same manner as he is currently compensated, however, he will not accrue any vacation in calendar year 2008. Under the terms of the agreement, Mr. Stevens forfeited 65,580 incentive stock options that were exercisable on July 19, 2009 and 2010, which were replaced by a grant of 65,580 non-qualified stock options. In connection with the forfeiture of his incentive stock options, Mr. Stevens will also receive incentive payments on July 19, 2009 and 2010 for the options that become exercisable on each date. The value he will receive on such date will be based on the difference in the aggregate value of the shares that would have been received if the incentive stock options were exercised as of the date of the agreement less the cost to exercise the incentive stock options on the dates they became exercisable. The incentive payments, however, may be forfeited if Mr. Stevens is not a director of Home Federal Bancorp and Home Federal Bank under certain circumstances on July 19, 2009 and 2010. The benefits Mr. Stevens is entitled to receive during calendar year 2008 from other compensation plans will be determined pursuant to the terms of each plan. However, if Mr. Stevens is employed on September 30, 2008, he shall be entitled to his fully accrued benefit under his Home Federal Salary Continuation Agreement and Executive Deferred Incentive Agreement.

The agreement may be terminated : (1) by the consent of Mr. Stevens and Home Federal Bancorp; (2) upon Mr. Stevens’ death; (3) upon Mr. Stevens’ disability that gives Home Federal Bancorp the right to terminate his employment pursuant to Home Federal Bank’s current employment policies; (4) by Home Federal Bancorp if it were required to comply with any law or instruction of any governmental authority; (5) by Home Federal Bancorp if Mr. Stevens ceases to be an employee of Home Federal Bancorp for any reason prior to September 30, 2008; (6) and by either party if the other party violates any provision of the agreement and the violation is not cured within 30 days of notice of such violation.

Severance Agreements.   On December 6, 2004, Home Federal Bank entered into three-year change in control severance agreements with each of Robert A. Schoelkoph, Lynn A. Sander and Roger D. Eisenbarth . On each anniversary of the initial date of the severance agreements, the term of each agreement may be extended for an additional year at the discretion of the board or an authorized committee of the board. The severance agreements also provide for a severance payment and other benefits if the executive is involuntarily terminated within 12 months after a change in control of Home Federal Bancorp as described below under “Potential Payments Upon Termination.”

Grants of Plan-Based Awards. The following table shows information regarding grants of plan-based awards made to our named executive officers for the fiscal year ended September 30, 2007. The named executive officers did not receive any equity awards in this period.

	Estimated Possible Payouts Under
	Non-Equity Incentive Plan Awards (1)

Name	Threshold ($)	Target ($)	Maximum ($)

Daniel L. Stevens	61,100	122,200	244,400
Robert A. Schoelkoph	25,019	50,038	100,077
Len E. Williams	51,146	102,292	204,583
Lynn A Sander	23,442	46,885	93,770
Roger D. Eisenbarth	23,400	46,800	93,599

(1)

Represents the incentives that could have been earned under the annual incentive plan. No incentives were paid to the named executive officers because the relevant performance criteria were not met, as described earlier under “Compensation Discussion and Analysis.”

Outstanding Equity Awards. The following information with respect to outstanding equity awards as of September 30, 2007 is presented for the named executive officers. The named executive officers do not have outstanding any equity incentive plan awards, as defined by the SEC.

	Option Awards (1)					Stock Awards (1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exer- cisable	Number of Securities Underlying Unexercised Options (#) Unexer- cisable	Option Exercise Price ($)	Option Expir- ation Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Daniel L. Stevens	07/19/05	32,790	32,790	12.20	07/19/15
	08/21/06	—	65,580(2)	15.13	08/21/16
	10/03/05					59,618	793,516

(table continued on following page)

	Option Awards (1)					Stock Awards (1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exer- cisable	Number of Securities Underlying Unexercised Options (#) Unexer- cisable	Option Exercise Price ($)	Option Expir- ation Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Robert A. Schoelkoph	07/19/05	14,905	44,714	12.20	07/19/15
	10/03/05					23,847	317,404

Len E. Williams	09/18/06	14,986	59,944	15.30	09/18/16	12,000	159,720

Lynn A. Sander	07/19/05	23,847	35,771	12.20	07/19/15
	10/03/05					19,078	253,928

Roger D. Eisenbarth	07/19/05	11,924	35,771	12.20	07/19/15
	10/03/05					19,078	253,928

(1)	Option and stock awards vest ratably over the five-year period from the grant date, with the first 20% vesting one year after the grant date.

(2)

On August 21, 2006, Mr. Stevens forfeited 65,580 incentive stock options, half of which were exercisable on July 19, 2009 and half of which were exercisable on July 19, 2010. These were replaced by a grant of 65,580 non-qualified stock options with the same exercise dates, in connection with his transition agreement described above.

Option Exercised and Stock Vested. The following table shows the value realized upon exercise of stock options and vesting of stock awards for our named executive officers in the year ended September 30, 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)

Daniel L. Stevens	32,790	157,113	14,905	231,177
Robert A. Schoelkoph	14,905	77,705	5,962	92,471
Len E. Williams	—	—	3,000	41,250
Lynn A. Sander	—	—	4,769	73,967
Roger D. Eisenbarth	11,924	59,349	4,769	73,967

Pension Benefits. The following information is presented with respect to the nature and value of pension benefits for our named executive officers at September 30, 2007.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)

Daniel L. Stevens	Salary Continuation Agreement	10	919,548	—
Robert A. Schoelkoph	Salary Continuation Agreement	10	220,345	—
Len E. Williams	Salary Continuation Agreement	1	50,434	—
Lynn A. Sander	Salary Continuation Agreement	6	184,259	—
Roger D. Eisenbarth	Salary Continuation Agreement	10	323,092	—

We have entered into salary continuation agreements with each of the named executive officers. Under these agreements, if the participant makes the required contributions, then upon the participant’s normal retirement date (age 65), Home Federal Bank will pay a monthly benefit equal to 50% of the average of the participant’s final 36 months of base salary (the final salary benefit), plus the participant’s deferral account balance. The participant’s deferral account balance is the sum of the participant’s elective deferrals plus interest credited. The final benefit paid in connection with a participant’s normal retirement will be paid in monthly payments over 180 months and other payments based on accrual balances will be paid over 180 months, with interest credited on unpaid amounts at 7.5% per year. In addition, the agreements provide for benefits upon early retirement, disability, death or change in control, as described below under “Potential Payments Upon Termination.”

Nonqualified Deferred Compensation. The following information is presented with respect to plans that provide for the deferral of compensation on a basis that is not tax-qualified in which the named executive officers participated in the year ended September 30, 2007.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)

Daniel L. Stevens	—	—	83,656	—	732,619
Robert A. Schoelkoph	—	—	24,996	—	233,304
Len E. Williams	—	—	—	—	—
Lynn A. Sander	—	—	—	—	132,932
Roger D. Eisenbarth	—	—	27,228	—	305,633

We have entered into executive deferred incentive agreements with each of the named executive officers, except Mr. Williams. Until October 1, 2006, the agreements provided an incentive award percentage determined by reference to Home Federal Bank’s return on assets for the year. Each year, the percentage was determined and multiplied by the participant’s base salary for the year. The resulting amount was set aside in an unfunded deferral account for that participant. Although the incentive award has been discontinued, the deferral account is credited annually with an interest credit equal to the percentage that is based on the growth rate in Home Federal Bancorp’s retained earnings, subject to a maximum of 12% per year. Upon the participant’s termination of employment after his or her normal retirement date (age 65), Home Federal Bank will pay the value of the participant’s deferral account in 180 equal monthly installments. During the payment period, the deferral account is adjusted for interest. The agreements also provide for benefits upon early retirement, early termination, disability, death or change in control, as described below under “Potential Payments Upon Termination.”

Potential Payments Upon Termination. We have entered into agreements with the named executive officers that provide for potential payments upon disability, termination and death. In addition, our equity plans also provide for potential payments upon termination. The following discussion addresses the potential payments that the named executive officers could receive under a variety of scenarios.

          Employment Agreements. Home Federal Bancorp and Home Federal Bank have entered into separate employment agreements with Daniel L. Stevens and Home Federal Bank has entered into an employment agreement with Len E. Williams. The agreements provide for potential payments upon the executive’s termination in a variety of scenarios. The agreements may be terminated by Home Federal Bancorp or Home Federal Bank, as appropriate, at any time, by the executives if they are assigned duties inconsistent with their initial positions, duties and responsibilities, or upon the occurrence of certain events. If the executives’ employment is terminated without cause or upon voluntary termination following the occurrence of an event described in the preceding sentence, Home Federal Bancorp or Home Federal Bank, as appropriate, would be required to honor the terms of the agreement through the expiration of the then current term, including payment of salary at the rate in effect immediately prior to the termination and provision of substantially the same group life insurance, hospitalization, medical, dental, prescription drug and other health benefits, and long-term disability insurance (if any) for the benefit of the executive and his dependents and beneficiaries who would have been eligible for such benefits if the executive had not been terminated. If the employment of Messrs. Stevens and Williams had been terminated as of September 30, 2007 for any of the reasons described in this paragraph, they would have been entitled to the following:

Name	Continuation of Salary ($)	Continuation of Employee Benefits ($)

Daniel L. Stevens	529,533	12,729
Len E. Williams	409,167	11,750

The employment agreements also provide for a severance payment and other benefits if the executives are involuntarily terminated within 12 months following a change in control of Home Federal Bancorp. The agreements authorize severance payments on a similar basis if the executive voluntarily terminates his employment following a change in control because he is assigned duties inconsistent with his position, duties and responsibilities immediately prior to the change in control. In the event of the executive’s involuntary termination within 12 months after a change in control, Home Federal Bank must (1) pay to the executive in a lump sum an amount equal to 299% of the executive’s base amount, which is his average annual compensation during the five-year period prior to the effective date of the change in control (known as the base amount); and (2) provide to the executive during the remaining term of his agreement substantially the same group life insurance, hospitalization, medical, dental, prescription drug and other health benefits, and long-term disability insurance (if any) for the benefit of the executive and his dependents and beneficiaries who would have been eligible for such benefits if the executive had not been terminated. In the event that a change in control had occurred and the employment of Messrs. Stevens and Williams had been terminated as of September 30, 2007, they would have been entitled to the following:

Name	Lump Sum Payment ($)	Continuation of Employee Benefits ($)

Daniel L. Stevens	881,823	12,729
Len E. Williams	615,315	16,750

Section 280G of the Internal Revenue Code provides that severance payments (either separately or in conjunction with other payments made on account of a change in control) that equal or exceed three times an individual’s base amount will result in the individual receiving “excess parachute payments” if the payments are conditioned upon a change in control. Individuals receiving parachute payments in excess of 2.99 times of their base amount are subject to a 20% excise tax on the amount by which the value of the individual’s change in control benefits exceed one times the individual’s base amount (the excess parachute payment). If excess parachute payments are made, we would not be entitled to deduct the amount of these excess payments. The employment agreements provide that severance and other payments that are subject to a change in control will be reduced as much as necessary to ensure that no amounts payable to the executives will be considered excess parachute payments.

In the event of the death of Mr. Stevens or Mr. Williams while employed under his employment agreement and prior to any termination of employment, Home Federal Bank shall pay to his estate, or such person as he may have previously designated, the salary which was not previously paid to him and which he would have earned if he had continued to be employed under the agreement through the last day of the calendar month in which he died, together with the benefits provided under the employment agreement through that date.

If Mr. Stevens or Mr. Williams becomes entitled to benefits under the terms of the then-current disability plan, if any, of Home Federal Bancorp or Home Federal Bank or becomes otherwise unable to fulfill his duties under his employment agreement, he shall be entitled to receive such group and other disability benefits, if any, as are then provided by us for executive employees. In the event of such disability, the employment agreement shall not be suspended, except that (1) the obligation to pay salary will be reduced in accordance with the amount of disability income benefits received by the executive, if any, such that, on an after-tax basis, the executive shall realize from the sum of disability income benefits and the salary the same amount as he would realize on an after-tax basis from the salary if the obligation to pay the salary were not reduced; and (2) upon a resolution adopted by a majority of the disinterested members of the board of directors or the committee of the board, we may discontinue payment of the salary beginning six months following a determination that the executive has become entitled to benefits under the disability plan or otherwise unable to fulfill his duties under the employment agreement.

          Severance Agreements. On December 6, 2004, Home Federal Bank entered into three-year change in control severance agreements with each of Robert A. Schoelkoph, Lynn A. Sander and Roger D. Eisenbarth. On each anniversary of the initial date of the severance agreements, the term of each agreement may be extended for an additional year at the discretion of the board or an authorized committee of the board. The severance agreements provide for a severance payment and other benefits if the executive is involuntarily terminated within 12 months after a change in control of Home Federal Bancorp. Each agreement also authorizes severance payments if the executive voluntarily terminates employment within 12 months following a change in control because of being assigned duties inconsistent with the executive’s position, duties, responsibilities and status immediately prior to the change in control. The severance benefit is equal to 2.99 times the executive’s average annual compensation during the five-year period prior to the effective date of the change in control (known as the base amount). This amount will be paid to the executive by Home Federal Bank in a cash lump sum within 25 days after the later of the date of the change in control or the date of the executive’s termination. Home Federal Bank also will continue to pay, for the remaining term of the executive’s agreement, the life, health and disability coverage of the executive and his/her eligible dependents. In the event that a change in control had occurred and the employment of Mr. Schoelkoph, Ms. Sander and Mr. Eisenbarth had been terminated as of September 30, 2007, they would have been entitled to the following:

Name	Lump Sum Payment ($)	Continuation of Employee Benefits ($)

Robert A. Schoelkoph	440,125	12,729
Lynn A. Sander	407,806	12,729
Roger D. Eisenbarth	421,295	12,729

Plan benefits are reduced to the extent necessary to avoid the payment of an excise tax under Section 280G of the Internal Revenue Code.

          Salary Continuation Agreements. As described above, we have entered into salary continuation agreements with each of the named executive officers. Under these agreements, if the participant makes the required contributions, then upon the participant’s normal retirement date (age 65), Home Federal Bank will pay a monthly benefit equal to 50% of the average of the participant’s final 36 months of base salary (the final salary benefit), plus the participant’s deferral account balance. The participant’s deferral account balance is the sum of the participant’s elective deferrals plus interest credited. The plan provides a reduced monthly benefit if the participant terminates employment as a result of early retirement (before age 65). The early retirement benefit is the participant’s vested accrual balance plus the deferral account balance. Vesting occurs at a rate of ten percent per plan year. The plan also provides a disability benefit, which is the same as the early retirement benefit except that the accrual balance is fully vested. There is also a change in control benefit (if the participant is involuntarily terminated within 24 months following the change in control) equal to (1) the participant’s accrual balance determined as of the end of the month preceding the change in control, (2) the participant’s deferral account balance as defined above, and (3) 2.99 times the participant’s base annual salary as of the change in control. Plan benefits are reduced to the extent necessary to avoid the payment of an excise tax under Section 280G of the Internal Revenue Code. In the event of the participant’s death, the participant’s beneficiary would receive the sum of the participant’s projected benefit and the participant’s deferral account balance as defined above. The participant’s projected account is the final benefit the participant would have received had the participant attained age 65, assuming a 4% annual increase in the participant’s base salary. The final benefit paid in connection with a participant’s normal retirement will be paid in monthly payments over 180 months and other payments based on accrual balances will be paid over 180 months, with interest credited on unpaid amounts at 7.5% per year. Final benefits begin upon the participant’s termination of service after the participant’s death or disability. Final salary benefits paid on account of early retirement begin upon the participant’s attainment of age 65.The participant’s deferral account balance will be paid in a lump sum within 60 days of the participant’s termination of employment.

If the named executive officers had their employment terminated as of September 30, 2007 as a result of death, disability, early retirement or change in control, they would have been entitled to the following annual payments under the salary continuation agreements:

Name	Disability ($)	Death ($)	Early Retirement or Termination ($)	Change in Control ($)

Daniel L. Stevens	96,183	106,136	104,074	96,183
Robert A. Schoelkoph	24,359	89,011	51,129	24,359
Len E. Williams	5,576	187,394	1,867	18,674
Lynn A. Sander	20,370	84,906	25,653	20,370
Roger D. Eisenbarth	35,718	66,463	49,078	35,718

Executive Deferred Incentive Agreements. As described above, we have entered into executive deferred incentive agreements with each of the named executive officers, except Mr. Williams. Until October 1, 2006, the agreements provided an incentive award percentage determined by reference to our return on assets for the year. Although the incentive award has been discontinued, the deferral account is credited annually with an interest credit equal to the percentage that is based on the growth rate in our retained earnings, subject to a maximum of 12% per year. Upon the participant’s termination of employment after disability, death or an involuntary termination within 24 months following a change in control of Home Federal Bancorp, the value of the participant’s deferred account will begin to be paid. Upon the participant’s early retirement on or after age 62, but before age 65, the value of the participant’s deferral account, plus the value of his incentive award (reduced to reflect either the early commencement of benefits, or a ten percent reduction for each year of service less than ten), will begin to be paid. Upon the participant’s termination of employment prior to the participant’s early retirement date, the value of the participant’s deferral account, plus the value of his incentive award (reduced by ten percent for each year of service less than ten), will be paid beginning on the participant’s normal retirement date. Hardship distributions are permitted, as are certain limited in-service distributions, as permitted by law. All benefits are paid over 180 months, and during that period, the deferral account is adjusted for interest. Benefits are reduced to the extent necessary to avoid the payment of an excise tax under Section 280G of the Internal Revenue Code.

If the named executive officers had their employment terminated as of September 30, 2007 as a result of death, disability, early retirement, termination prior to early retirement or change in control, they would have been entitled to the following annual payments under the executive deferred incentive agreements:

Name	Disability ($)	Death ($)(1)	Early Retirement ($)	Termination Prior to Early Retirement ($)	Change in Control ($)

Daniel L. Stevens	74,638	59,662	74,638	81,498	74,638
Robert A. Schoelkoph	25,953	68,150	—	25,953	25,953
Len E. Williams	—	—	—	—	—
Lynn A. Sander	14,788	78,666	—	8,876	14,788
Roger D. Eisenbarth	33,999	54,547	—	33,999	33,999

(1)

A death benefit also is provided under the agreements equal to the greater of the value of the participant’s deferral account, or approximately $683,000, $613,000, $490,000 and $707,000 for Messrs. Stevens, Schoelkoph and Eisenbarth and Ms. Sander, respectively.

Director Plans. Mr. Stevens also participates in the director deferred incentive plan and director retirement plan, as described above under “Directors’ Compensation.” These plans provide for payments upon termination under a variety of scenarios as described above. The following table presents the annual payments to which Mr. Stevens would have been entitled had he incurred a termination of service as of September 30, 2007 under each of the scenarios covered by each agreement:

Plan	Disability ($)	Death ($)(1)	Early Retirement or Termination ($)	Change in Control ($)

Director Deferred Incentive Plan	6,860	16,338	6,860	6,860
Director Retirement Plan	5,474	16,127	5,474	5,474

Equity Plans. The Home Federal Bancorp 2005 Stock Option and Incentive Plan and 2005 Recognition and Retention Plan provide for accelerated vesting of awards in the event of a change in control. If a tender offer or exchange offer (other than such an offer by Home Federal Bancorp) is commenced, or if a change in control has occurred, unless the award agreement provides otherwise, all awards granted and not fully exercisable shall become exercisable in full upon the happening of such event. If a tender offer or exchange offer had been commenced or a change in control had occurred as of September 30, 2007, the named executive officers would have received the following benefits:

Name	Accelerated Vesting of Stock Options ($)(1)	Accelerated Vesting of Restricted Stock Awards ($)(2)

Daniel L. Stevens	228,546	793,516
Robert A. Schoelkoph	49,632	317,404
Len W. Williams	—	159,720
Lynn A. Sander	39,706	253,928
Roger D. Eisenbarth	39,706	253,928

(1)	Reflects the excess of the fair market value of the underlying shares as of September 30, 2007 over the exercise price of all unvested options.
(2)	Reflects the fair market value as of September 30, 2007 of all unvested restricted stock.

The plans also provide for accelerated vesting of awards in the event of a participant’s death or disability. If the employment of any of our named executive officers had been terminated as of September 30, 2007 by reason of either death or disability, the value of accelerated vesting of restricted stock awards would be as shown in the table above.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Directors Hedemark, Helpenstell, Malson and Navarro. No members of this Committee were officers or employees of Home Federal Bancorp or any of its subsidiaries during the year ended September 30, 2007, nor were they formerly officers or had any relationships otherwise requiring disclosure.

Compensation Committee Report

The Compensation Committee of the Board of Directors of Home Federal Bancorp has submitted the following report for inclusion in this proxy statement:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this prospectus with management. Based on the Committee’s review of and the discussion with management with respect to the Compensation Discussion and Analysis, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this prospectus.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

Compensation Committee:	N. Charles Hedemark, Chairman
Fred H. Helpenstell, M.D.
Thomas W. Malson
Richard J. Navarro

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this prospectus into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such acts.

Employee Severance Compensation Plan

Home Federal Bancorp’s board of directors has established the Home Federal Employee Severance Compensation Plan which will provide eligible employees with severance pay benefits in the event of a change in control of new Home Federal Bancorp or Home Federal Bank following the stock offering. The severance plan will define the term “change in control” in the same manner as Mr. Stevens’ employment agreement.

Management personnel with employment agreements or severance agreements will not be eligible to participate in the severance plan. Generally, eligible employees will be eligible to participate in the severance plan if they have completed at least one year of service with Home Federal Bank. Employees will be credited with service prior to adoption of the plan. The severance plan will vest in each participant a contractual right to the benefits the participant is entitled to thereunder. Under the plan, in the event of a change in control of new Home Federal Bancorp or Home Federal, eligible employees who are terminated or who terminate their employment within one year for reasons specified under the severance plan will be entitled to receive a severance payment. If a participant whose employment has terminated has completed at least one year of service, the participant will be entitled to a cash severance payment equal to three months for service of one to two years, six months for service of two to three years, and six months plus one month for each year of continuous employment over three years up to a maximum of one and one-half times the participant’s annual compensation. A participant who is a middle manager of Home Federal Bank prior to the change in control will receive a minimum payment equal to one-half of the participant’s annual compensation. Individuals who are vice presidents and above of Home Federal Bank prior to the change in control will receive a minimum payment equal to one times the participant’s annual compensation. These payments may tend to discourage takeover attempts by increasing costs to be incurred by Home Federal Bank in the event of a takeover. If the provisions of the severance plan are triggered as of September 30, 2006, the total amount of payments that would be due thereunder, based solely upon current salary levels, would be approximately $5.4 million. It is management’s belief, however, that substantially all of Home Federal Bank’s employees would be retained in their current positions in the event of a change in control, and that any amount payable under the severance plan would be considerably less than the total amount that could possibly be paid under the severance plan.

Benefits to Be Considered Following Completion of the Conversion

We intend to adopt and request stockholder approval of one or more stock-based incentive plans, including a new stock option plan and a new stock recognition and retention plan, no earlier than six months after the completion of the conversion. The stock option plan and stock recognition and retention plan may be established as separate plans or as part of a single plan.

Employee Stock Ownership Plan.   It is intended that the employee stock ownership plan will purchase 8% of the shares sold in the offering. This would range between 816,000 shares, assuming 10,200,000 shares are sold in the offering and 1,104,000 shares, assuming 13,800,000 shares are sold in the offering. We anticipate that the employee stock ownership plan will borrow funds from new Home Federal Bancorp to purchase the shares. This loan will equal 100% of the aggregate purchase price of the common stock purchased by the employee stock ownership plan. The employee stock ownership plan will repay the loan principally from the cash contributions from Home Federal Bank and from dividends payable on the common stock held by the plan over the anticipated 15-year term of the loan. The interest rate for the plan loan is expected to be the prime rate as published in The Wall Street Journal on the closing date of the conversion or some other reasonable rate. See “Pro Forma Data.” To the extent that the employee stock ownership plan is unable to acquire 8% of the common stock sold in the offering, it is anticipated that it may acquire the shares following the conversion through open market purchases.

In any plan year, Home Federal Bank may make additional discretionary contributions to the employee stock ownership plan for the benefit of participants. These contributions may be used to acquire shares of common stock through the purchase of outstanding shares in the market, from individual stockholders, or from shares which constitute authorized but unissued shares or shares held in trust by Home Federal Bancorp. Several factors will affect the timing, amount and manner of any such discretionary contributions, including applicable regulatory policies, the requirements of applicable laws and regulations, and market conditions.

The shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account, and released for allocation among eligible participants as the loan is repaid. Discretionary contributions to the employee stock ownership plan and shares released from the suspense account will be allocated among participants on the basis of each eligible participant’s proportional share of total compensation. Forfeitures will be reallocated among the remaining plan participants.

Participants will vest in their employee stock ownership plan account at the rate of 20% per year, beginning upon the completion of one year of service, with full vesting occurring after five years of service. Employees will be credited for service prior to adoption of the employee stock ownership plan. A participant is fully vested at normal retirement (which is the attainment of age 65), in the event of death or disability while actively employed, or upon termination of the employee stock ownership plan. Benefits are distributable upon a participants’ normal retirement, death, disability or termination of employment. Contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

The trustees of the employee stock ownership plan are Messrs. Williams, Schoelkoph and Trom. The trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of plan participants and unallocated shares must be voted in the same ratio on any matter as those shares for which instructions are given. The trustee will vote the allocated shares for which no instructions are received as directed by the plan administrator.

Under applicable accounting requirements, compensation expense for a leveraged employee stock ownership plan is recorded at the fair market value of the employee stock ownership plan shares when committed to be released to participants’ accounts. See “Pro Forma Data.”

Stock Option Plan.   We intend to adopt an additional stock option plan for our directors, officers and employees after the conversion and offering, subject to stockholder approval. Federal regulations prohibit us from implementing this plan until six months after the conversion and offering.

Our proposed stock option plan will authorize a committee of non-employee directors or the full board of directors, to grant options to purchase up to 10% of the shares sold in the offering. The stock option plan will have a term of ten years. The committee or the board will decide which directors, officers and employees will receive options and the terms of those options. Generally, no stock option will permit its recipient to purchase shares at a price that is less than the fair market value of a share on the date the option is granted, and no option will have a term that is longer than ten years. In addition, executive officers and directors would be required to exercise or forfeit their options if Home Federal Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

If we implement a stock option plan before the first anniversary of the conversion, current regulations will require that:

•	the total number of options available for grant to non-employee directors be limited to 30% of the options authorized under the plan;

•	the number of options that may be granted to any one non-employee director be limited to 5% of the options authorized under the plan;

•	the number of options that may be granted to any officer or employee be limited to 25% of the options authorized for the plan;

•	the options may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	accelerated vesting not be permitted except for death, disability or upon a change in control of new Home Federal Bancorp or Home Federal Bank.

We may obtain the shares needed for this plan by issuing additional shares or through stock repurchases.

Stock Recognition and Retention Plan.   We also expect to implement a new stock recognition and retention plan for our directors, officers and employees after the conversion. Federal regulations prohibit us from implementing this plan until six months after the conversion. We expect the recognition plan will be implemented within the first 12 months after the conversion. Federal regulations require that the plan be approved by a majority of the outstanding shares of common stock of new Home Federal Bancorp.

Our proposed stock recognition and retention plan will authorize a committee of non-employee directors or the full board of directors to make restricted stock awards equal to 3.5% of the shares sold in the offering. The committee of the board will decide which directors, officers and employees will receive restricted stock and the terms of those awards. New Home Federal Bancorp may obtain the shares needed for this plan by issuing additional shares or through stock repurchases. If we implement a restricted stock plan before the first anniversary of the conversion and offering, current regulations will require that:

•	the total number of shares that are awarded to non-employee directors be limited to 30% of the shares authorized under the plan;

•	the number of shares that are awarded to any one non-employee director be limited to 5% of the shares authorized under the plan;

•	the number of shares that are awarded to any officer or employee be limited to 25% of the shares authorized under the plan;

•	the awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	accelerated vesting not be permitted except for death, disability or upon a change in control of Home Federal Bank or new Home Federal Bancorp.

Restricted stock awards under this plan may feature employment restrictions that require continued employment for a period of time for the award to be vested. Awards would not be vested unless the specified employment restrictions are met. However, pending vesting, the award recipient may have voting and dividend rights. Executive officers and directors would be required to forfeit the unvested portion of their restricted stock if Home Federal Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

Transactions with Management

We have followed a policy of granting loans to our officers and directors, which fully complies with all applicable federal regulations, including those governing loans and other transaction with affiliated persons of Home Federal Bank. Loans to our directors and executive officers are made in the ordinary course of business and on the substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with all customers, and do not involve more than the normal risk of collectibility or present other unfavorable features.

All loans and aggregate loans to individual directors and executive officers, without regard to loan amount, are completely documented and underwritten using the same underwriting policies, procedures, guidelines and documentation requirements as are used for non-director and non-executive customers of Home Federal Bank. Following the normal underwriting approvals by underwriting personnel, all such loans are then presented for review and approval by the board of directors of Home Federal Bank, pursuant to Regulation O of the Federal Reserve Board and the requirements of the Office of Thrift Supervision. There are no exceptions to these procedures and all approvals are documented in the board meeting minutes. All loans to directors and executive officers were performing in accordance with their terms at September 30, 2007.

PROPOSED PURCHASES BY MANAGEMENT

The following table set forth, for each of our directors and for all of our directors and executive officers as a group, (1) the number of exchange shares to be held upon consummation of the conversion, based upon their beneficial ownership of shares of common stock of Home Federal Bancorp as of the date of this prospectus, (2) the proposed purchases of subscription shares, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount and percentage of new Home Federal Bancorp common stock to be held upon consummation of the conversion, in each case assuming that 12,000,000 shares of our stock are sold, and 18,592,672 total shares are outstanding based on the midpoint of the offering range. The shares being acquired by these directors and executive officers are being acquired for investment and not for re-sale. Directors, officers, their associates and employees will pay the same price as all other subscribers for the shares for which they subscribe.

	Number of
	New Home
	Federal Bancorp
	Shares To Be	Proposed Purchase of New		Total Shares of New Home
	Received in	Home Federal Bancorp		Federal Bancorp Common
	Exchange For	Common Stock		Stock To Be Held		Percent of
	Shares of					Common
	Home Federal		Number of		Number of	Stock
Name	Bancorp (1) (2) (3)	Amount	Shares	Amount	Shares	Outstanding

Directors:
Daniel L. Stevens	95,000	$—	—	$950,000	95,000	*
N. Charles Hedemark	36,597	5,000	500	370,970	37,097	*
Fred H. Helpenstell, M.D.	43,279	100,000	10,000	532,790	53,279	*
Thomas W. Malson	36,597	100,000	10,000	465,970	46,597	*
Richard J. Navarro	1,871	—	—	18,710	1,871	*
James R. Stamey	13,878	—	—	138,780	13,878	*
Robert A. Tinstman	36,597	—	—	365,970	36,597	*
Len E. Williams	—	250,000	25,000	250,000	25,000	*

Named Executive Officers
Who Are Not Directors:
Robert A. Schoelkoph	40,860	—	—	408,600	40,860	*
Lynn A. Sander	29,202	100,000	10,000	392,020	39,202	*

All directors and executive
officers as a group (15 persons)	430,347	$625,000	62,500	$4,928,470	492,847	2.65%

*	Less than one percent of outstanding shares.
(1)
Excludes shares which may be received upon the exercise of outstanding and exercisable stock options. Based upon the exchange ratio of 1.3364 of new Home Federal Bancorp shares for each share of Home Federal Bancorp common stock at the midpoint of the estimated valuation range, the persons named in the table would have options to purchase our common stock as follows: 5,976 shares for each of Messrs. Hedemark, Helpenstell, Malson, Stamey and Tinstman, 5,346 shares for Mr. Navarro, 15,935 shares for Ms. Sander, and for all directors and executive officers as a group, 65,790 shares.

(2)
Excludes unvested shares awarded under the recognition and retention plan, based upon the exchange ratio, in the following amounts: 79,674 shares for Mr. Stevens, 12,748 shares for Messrs. Hedemark, Helpenstell, Malson, Stamey and Tinstman, 2,138 shares for Mr. Navarro, 20,046 shares for Mr. Williams, 31,869 shares for Mr. Schoelkoph, 25,495 shares for Ms. Sander, and for all directors and executive officers as a group, 271,076 shares.

(3)
Excludes stock options and awards that may be granted under the proposed new stock option plan and recognition and retention plan if such plans are approved by stockholders at an annual or special meeting of stockholders at least six months following the conversion and reorganization. See “Management – Benefits to Be Considered Following Completion of the Conversion.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2007, information regarding share ownership of:

1.
those persons or entities (or groups of affiliated person or entities) known by management to beneficially own more than five percent of Home Federal Bancorp’s common stock other than directors and executive officers;

2.	each director of Home Federal Bancorp;

3.	each executive officer of Home Federal or Home Federal Bank named in the Summary Compensation Table appearing under “Executive Compensation” below (known as “named executive officers”); and

4.	all current directors and executive officers of Home Federal Bancorp and Home Federal Bank as a group.

Persons and groups who beneficially own in excess of five percent of Home Federal Bancorp’s common stock are required to file with the Securities and Exchange Commission, and provide a copy to Home Federal Bancorp, reports disclosing their ownership pursuant to the Securities Exchange Act of 1934. To our knowledge, no other person or entity, other than the one set forth below, beneficially owned more than five percent of the outstanding shares of Home Federal Bancorp’s common stock as of the close of business on the voting record date.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In accordance with Rule 13d-3 of the Securities Exchange Act, a person is deemed to be the beneficial owner of any shares of common stock if he or she has voting and/or investment power with respect to those shares. Therefore, the table below includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options that are currently exercisable or exercisable within 60 days after the June 30, 2007 are included in the number of shares beneficially owned by the person and are deemed outstanding for the purpose of calculating the person’s percentage ownership. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of June 30, 2007, there were 15,232,243 shares of Home Federal common stock outstanding.

	Number of Shares	Percent of Common
Name	Beneficially Owned	Stock Outstanding

Beneficial Owners of More Than 5% Other than Directors and Named Executive Officers

Home Federal MHC	8,979,246	58.90%
500 12th Avenue South
Nampa, Idaho 83651

Directors

Daniel L. Stevens(1)	163,495	*
N. Charles Hedemark	45,867	*
Fred H. Helpenstell, M.D.	50,867	*
Thomas W. Malson	45,867	*
Richard J. Navarro	7,000	*
James R. Stamey	28,867	*
Robert A. Tinstman	45,867	*
Len E. Williams(1)	15,000	*

Named Executive Officers Who Are Not Directors

Robert A. Schoelkoph	69,327	*
Lynn A. Sander	64,776	*

Directors and Executive Officers of Home Federal Bancorp and Home Federal Bank as a group (15 persons)	673,945	4.42%

*	Less than one percent of shares outstanding.
(1)	Mr. Stevens and Mr. Williams are also executive officers.

HOW WE ARE REGULATED

The following is a brief description of certain laws and regulations which are applicable to new Home Federal Bancorp and Home Federal Bank. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere in this prospectus, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations. We believe, however, that we have included all descriptions of laws and regulations applicable to new Home Federal Bancorp and Home Federal Bank that an investor needs to consider in making an investment decision. Legislation is introduced from time to time in the United States Congress that may affect the operations of new Home Federal Bancorp and Home Federal Bank. In addition, the regulations governing us may be amended from time to time by the respective regulators. Any such legislation or regulatory changes in the future could adversely affect us. We cannot predict whether any such changes may occur.

New Home Federal Bancorp like Home Federal Bancorp, will be registered as a savings and loan holding company under the Savings and Loan Holding Company Act and be subject to regulation and supervision by the Office of Thrift Supervision. New Home Federal Bancorp will be required to file annually a report of operations with, and is subject to examination by, the Office of Thrift Supervision. This regulation and oversight is generally intended to ensure that new Home Federal Bancorp limits activities to those allowed by law and that it operate in a safe and sound manner without endangering the financial health of Home Federal Bank.

Regulation and Supervision of Home Federal Bank

General. Home Federal Bank, as a federally chartered savings institution, is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. Home Federal Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. Home Federal Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Home Federal Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on new Home Federal Bancorp and Home Federal Bank and their operations. New Home Federal Bancorp, like Home Federal Bancorp, will, as a savings and loan holding company, be required to file certain reports with, and be subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. Like Home Federal Bancorp, new Home Federal Bancorp is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws. See “– Savings and Loan Holding Company Regulations.”

Office of Thrift Supervision. The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, Home Federal Bank is required to file periodic reports with the Office of Thrift Supervision and is subject to periodic examinations by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Home Federal Bank and new Home Federal Bancorp. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease-and-desist or removal orders and initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift

Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

In addition, the investment, lending and branching authority of Home Federal Bank also are prescribed by federal laws, which prohibit Home Federal Bank from engaging in any activities not permitted by these laws. For example, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Federal savings institutions are also generally authorized to branch nationwide. Home Federal Bank is in compliance with the noted restrictions.

All savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency’s operations. The general assessments, paid on a semi-annual basis, are determined based on the savings institution’s total assets, including consolidated subsidiaries. Home Federal Bank’s Office of Thrift Supervision assessment for the fiscal year ended September 30, 2006 was $147,000.

Home Federal Bank’s general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At June 30, 2007, Home Federal Bank’s lending limit under this restriction was $14.3 million and, at that date, Home Federal Bank’s largest single loan to one borrower was $4.2 million, which was performing according to its original terms.

The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution that fails to comply with these standards must submit a compliance plan.

Federal Home Loan Bank System. Home Federal Bank is a member of the Federal Home Loan Bank of Seattle, which is one of 12 regional Federal Home Loan Banks that administer the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing. At June 30, 2007, Home Federal Bank had $189.3 million of outstanding advances from the Federal Home Loan Bank of Seattle under an available credit facility of $283.2 million, which is limited to available collateral. See Business – Sources of Funds – Borrowings.

As a member, Home Federal Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Seattle. At June 30, 2007, Home Federal Bank had $9.6 million in Federal Home Loan Bank stock, which was in compliance with this requirement.

Under federal law, the Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of Federal Home Loan Bank dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of Federal Home Loan Bank stock in the future. A reduction in value of Home Federal Bank’s Federal Home Loan Bank stock may result in a corresponding reduction in Home Federal Bank’s capital.

Federal Deposit Insurance Corporation. Home Federal Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged effective

March 31, 2006. As insurer, the Federal Deposit Insurance Corporation imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by Federal Deposit Insurance Corporation-insured institutions. It also may prohibit any Federal Deposit Insurance Corporation-insured institution from engaging in any activity the Federal Deposit Insurance Corporation determines by regulation or order to pose a serious risk to the insurance fund. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

The Federal Deposit Insurance Corporation recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005, which was enacted in 2006 (“Reform Act”). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the Federal Deposit Insurance Corporation’s analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the Federal Deposit Insurance Corporation and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The Federal Deposit Insurance Corporation may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the Federal Deposit Insurance Corporation assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. Home Federal Bank’s one-time credit is expected to be approximately $240,000. The Reform Act also provided for the possibility that the Federal Deposit Insurance Corporation may pay dividends to insured institutions once the Deposit Insurance Fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ended June 30, 2007 averaged 1.22 basis points of assessable deposits.

The Reform Act provided the Federal Deposit Insurance Corporation with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the Federal Deposit Insurance Corporation as the level that the fund should achieve, was established by the agency at 1.25% for 2007.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Home Federal Bank. There can be no prediction as to what insurance assessment rates will be in the future. Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. Management of Home Federal Bank is not aware of any practice, condition or violation that might lead to termination of Home Federal Bank’s deposit insurance.

Capital Requirements. The Office of Thrift Supervision’s capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier I risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier I (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier I) capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At June 30, 2007, Home Federal Bank met each of these capital requirements.

Prompt Corrective Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized savings institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, an institution that has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier I (core) capital to risk-weighted assets of less than 4%, or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” An institution that has a total risk-based capital ratio less than 6%, a Tier I capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator for a savings institution that is “critically undercapitalized.” Office of Thrift Supervision regulations also require that a capital restoration plan be filed with the Office of Thrift Supervision within 45 days of the date a savings institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. “Significantly undercapitalized” and “critically undercapitalized” institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision also could take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At June 30, 2007, Home Federal Bank was categorized as “well capitalized” under the prompt corrective action regulations of the Office of Thrift Supervision.

Qualified Thrift Lender Test. All savings institutions, including Home Federal Bank, are required to meet a qualified thrift lender (“QTL”) test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its total assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments.

A savings institution that fails to meet the QTL is subject to certain operating restrictions and may be required to convert to a national bank charter. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered “qualified thrift investments.” As of June 30, 2007, Home Federal Bank maintained 86.25% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitations on Capital Distributions. Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. Generally, savings institutions, such as Home Federal Bank, that before and after the proposed distribution are well-capitalized, may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Home Federal Bank may pay dividends to new Home Federal Bancorp in accordance with this general authority.

Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations, must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to the distribution during that 30-day period based on safety and soundness concerns. See “– Capital Requirements.”

Activities of Savings Institutions and their Subsidiaries. When a savings institution establishes or acquires a subsidiary or elects to conduct any new activity through a subsidiary that it controls, the savings institution must notify the Federal Deposit Insurance Corporation and the Office of Thrift Supervision 30 days in advance and provide the information each agency may, by regulation, require. Savings institutions also must conduct the activities of subsidiaries in accordance with existing regulations and orders.

The Office of Thrift Supervision may determine that the continuation by a savings institution of its ownership control of, or its relationship to, the subsidiary constitutes a serious risk to the safety, soundness or stability of the institution or is inconsistent with sound banking practices or with the purposes of the Federal Deposit Insurance Act. Based upon that determination, the Federal Deposit Insurance Corporation or the Office of Thrift Supervision has the authority to order the savings institution to divest itself of control of the subsidiary. The Federal Deposit Insurance Corporation also may determine by regulation or order that any specific activity poses a serious threat to the Deposit Insurance Fund. If so, it may require that no member of the Deposit Insurance Fund engage in that activity directly.

Transactions with Affiliates. Home Federal Bank’s authority to engage in transactions with “affiliates” is limited by Office of Thrift Supervision regulations and by Sections 23A and 23B of the Federal Reserve Act as implemented by the Federal Reserve Board’s Regulation W. The term “affiliates” for these purposes generally means any company that controls or is under common control with an institution. Home Federal Bancorp and its non-savings institution subsidiaries are affiliates of Home Federal Bank. In general, transactions with affiliates must be on terms that are as favorable to the institution as comparable transactions with non-affiliates. In addition, certain types of transactions are restricted to an aggregate percentage of the institution’s capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from an institution. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits a company from making loans to its executive officers and directors. However, there is a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Home Federal Bank’s authority to extend credit to executive officers, directors and 10% stockholders (“insiders”), as well as entities such persons control, is limited. The law restricts both the individual and aggregate amount of loans Home Federal Bank may make to insiders based, in part, on Home Federal Bank’s capital position and requires certain board approval procedures to be followed. Such loans must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. There are additional restrictions applicable to loans to executive officers.

Community Reinvestment Act. Under the Community Reinvestment Act, every Federal Deposit Insurance Corporation-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of Home Federal Bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Home Federal Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, Home Federal Bank may be required to devote additional funds for investment and lending in its local community. Home Federal Bank was examined for Community Reinvestment Act compliance and received a rating of outstanding in its latest examination.

Affiliate Transactions. New Home Federal Bancorp and Home Federal Bank are separate and distinct legal entities. Various legal limitations restrict Home Federal Bank from lending or otherwise supplying funds to Home Federal Bancorp, generally limiting any single transaction to 10% of Home Federal Bank’s capital and surplus and limiting all such transactions to 20% of Home Federal Bank’s capital and surplus. These transactions also must be on terms and conditions consistent with safe and sound banking practices that are substantially the same as those prevailing at the time for transactions with unaffiliated companies.

Federally insured savings institutions are subject, with certain exceptions, to certain restrictions on extensions of credit to their parent holding companies or other affiliates, on investments in the stock or other securities of affiliates and on the taking of such stock or securities as collateral from any borrower. In addition, these institutions are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring action against all “institution-affiliated parties,” including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1.1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the standard.

Environmental Issues Associated with Real Estate Lending. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), a federal statute, generally imposes strict liability on all prior and present “owners and operators” of sites containing hazardous waste. However, Congress asked to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan.

To the extent that legal uncertainty exists in this area, all creditors, including Home Federal Bank, that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

Privacy Standards. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (“GLBA”), modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Home Federal Bank is subject to Office of Thrift Supervision regulations implementing the privacy protection provisions of the GLBA. These regulations require Home Federal Bank to disclose its privacy policy, including identifying with whom it shares “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter.

Anti-Money Laundering and Customer Identification. Congress enacted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”) in response to the terrorist events of September 11, 2001. The USA Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. Since its enactment, Congress has refined certain expiring provisions of the USA Patriot Act.

Regulation and Supervision of New Home Federal Bancorp

General. Upon consummation of the reorganization, new Home Federal Bancorp will be subject to regulation as a savings and loan holding company under the Home Owners’ Loan Act, as amended. As a result, new Home Federal Bancorp will register with the Office of Thrift Supervision and will be subject to Office of Thrift Supervision regulations, examinations, supervision and reporting requirements relating to savings and loan holding companies. New Home Federal Bancorp will also be required to file certain reports with, and otherwise comply with the rules and regulations of the Securities and Exchange Commission. As a subsidiary of a savings and loan holding company, Home Federal Bank will be subject to certain restrictions in its dealings with new Home Federal Bancorp and affiliates thereof.

New Home Federal Bancorp will be a nondiversified unitary savings and loan holding company within the meaning of federal law. Generally, companies that become savings and loan holding companies following the May 4, 1999 grandfather date in the Gramm-Leach-Bliley Act of 1999 may engage only in the activities permitted for financial institution holding companies under the law for multiple savings and loan holding companies.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Home Federal Bank must notify the Office of Thrift Supervision 30 days before declaring any dividend to new Home Federal Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift

Supervision and the Office of Thrift Supervision has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of control can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquiror and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Qualified Thrift Lender Test. Under Section 2303 of the Economic Growth and Regulatory Paperwork Reduction Act of 1996, a savings association can comply with the Qualified Thrift Lender test by either meeting the Qualified Thrift Lender test set forth in the Home Owners’ Loan Act and implementing regulations or qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986. A savings bank subsidiary of a savings and loan holding company that does not comply with the Qualified Thrift Lender test must comply with the following restrictions on its operations:

•	the institution may not engage in any new activity or make any new investment, directly or indirectly, unless the activity or investment is permissible for a national bank;

•	the branching powers of the institution are restricted to those of a national bank; and

•	payment of dividends by the institution are subject to the rules regarding payment of dividends by a national bank.

Upon the expiration of three years from the date the institution ceases to meet the Qualified Thrift Lender test, it must cease any activity and not retain any investment not permissible for a national bank (subject to safety and soundness considerations).

As of June 30, 2007, Home Federal Bank maintained 86.25% of its portfolio assets in qualified thrift investments and, therefore, met the Qualified Thrift Lender test.

Limitations on Transactions with Affiliates. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a mutual holding company context, the mutual holding company and mid-tier holding company of a savings institution (such as Home Federal Bancorp) and any companies which are controlled by such holding companies are affiliates of the savings institution. Generally, Section 23A limits the extent to which the savings institution or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the institution’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings institution as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings institution to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, Section 11 of the Home Owners’ Loan Act prohibits a savings institution from (1) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies or (2) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings institution.

In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, executive officer or greater than 10% stockholder of a savings institution, and certain affiliated interests, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings institution’s loans to one borrower limit (generally equal to 15% of the institution’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (1) is widely available to employees of the institution, and (2) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests, over other employees of the savings institution. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings institution to all insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. At June 30, 2007, Home Federal Bank was in compliance with these restrictions.

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of the Office of Thrift Supervision, (1) control of any other savings institution or savings and loan holding company or substantially all the assets thereof or (2) more than 5% of the voting shares of a savings institution or holding company thereof which is not a subsidiary. Except with the prior approval of the Director, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company’s stock, may acquire control of any savings institution, other than a subsidiary savings institution, or of any other savings and loan holding company.

The Director of the Office of Thrift Supervision may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings institutions in more than one state if: (1) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office located in the state of the institution to be acquired as of March 5, 1987; (2) the acquiror is authorized to acquire control of the savings institution pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act; or (3) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by the state-chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

Federal Securities Laws. Upon completion of the offering, new Home Federal Bancorp’s common stock will be registered with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended. We will be subject to information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act of 2002. Following completion of the conversion, new Home Federal Bancorp, as a public company, will be subject to the Sarbanes-Oxley Act of 2002, which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act of 2002 was signed into law by President Bush on July 30, 2002 in response to public concerns regarding corporate accountability in connection with several accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the Securities and Exchange Commission and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the Securities and Exchange Commission and the Comptroller General.

TAXATION

Material Income Tax Consequence of the Conversion and Share Exchange

           Although the conversion may be effected in any manner approved by the Office of Thrift Supervision that is consistent with the purposes of the plan of conversion and applicable law, regulations and policies, it is intended that the conversion will be effected through various mergers. Completion of the conversion and offering is conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Idaho tax laws, that no gain or loss will be recognized by Home Federal MHC, Home Federal Bancorp or Home Federal Bank as a result of the conversion or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to Home Federal MHC, Home Federal Bancorp, Home Federal Bank, and new Home Federal Bancorp, persons receiving subscription rights and shareholders of Home Federal Bancorp.

           Silver Freedman & Taff LLP has issued an opinion to Home Federal MHC, Home Federal Bancorp, new Home Federal Bancorp and Home Federal Bank that, for federal income tax purposes:

           1.            The conversion of Home Federal MHC from a federal mutual holding company to a federal interim stock savings institution (“Interim Two”) will qualify as a “reorganization” under Section 368(a)(1)(F) of the Internal Revenue Code, and no gain or loss will be reorganized by Home Federal MHC or Interim Two by reason of such conversion.

           2.            The conversion of Home Federal Bancorp from a federal stock holding company to a federal interim stock savings institution (“Interim One”) will qualify as a “reorganization” under Section 368(a)(1)(F) of the Internal Revenue Code, and no gain or loss will be recognized by Home Federal Bancorp or Interim One by reason of such conversion.

           3.            The merger of Interim Two with and into Home Federal Bank (the “Mid-Tier Holding Company Merger”) and the merger of Interim One with and into Home Federal Bank (the “MHC Merger”) will qualify as a “reorganization” under Section 368(a)(1)(A) of the Internal Revenue Code; Interim One (formerly Home Federal Bancorp) or Interim Two (formerly Home Federal MHC), as applicable, and Home Federal Bank will be a party to a “reorganization” as described in Section 368(b) of the Internal Revenue Code; and no gain or loss will be recognized by any party to the Mid-Tier Holding Company Merger or the MHC Merger or any of their respective stockholders and equity holders by reason of such merger, including the receipt of an interest in the liquidation account of Home Federal Bank by Eligible Account Holders and Supplemental Eligible Account Holders.

           4.            The federal interim stock savings institution formed by new Home Federal Bancorp (“Interim Three”) and the merger of Interim Three with and into Home Federal Bank (the “Holding Company Merger”) will qualify as a “reorganization” under 368(a)(1)(A) of the Internal Revenue Code by virtue of Section 368(a)(2)(E) of the Internal Revenue Code; each of Interim Three, Home Federal Bank and new Home Federal Bancorp will be a party to a “reorganization” as described in Section 368(b) of the Internal Revenue Code; and no gain or loss will be recognized by Interim Three, Home Federal Bank, new Home Federal Bancorp, or the shareholders of Home Federal Bancorp (the “Minority Stockholders”) by reason of such merger.

           5.            Each Minority Stockholder’s aggregate tax basis in the shares of new Home Federal Bancorp common stock received in the Holding Company Merger will be the same as the aggregate tax basis of his shares of Home Federal Bancorp common stock constructively surrendered and exchanged in the Mid-Tier Holding Company Merger, before giving effect to any payment of cash in lieu of a fractional share interest in new Home Federal Bancorp Common Stock.

           6.            No income will be recognized by new Home Federal Bancorp on the distribution of subscription rights unless the issuance of the subscription rights results in gain to recipients thereof. It is more likely than not that no income will be recognized by new Home Federal Bancorp on the distribution of subscription rights.

           7.            It is more likely than not that the fair market value of the subscription rights is zero. Thus, it is more likely than not that no gain will be recognized by eligible account holders, supplemental account holders or other members upon their receipt of subscription rights. Gain, if any, realized by the aforesaid account holders and members will not exceed the fair market value of the subscription rights received. If gain is recognized by account holders and members upon the distribution to them of subscription rights, new Home Federal Bancorp could also recognize income on the distribution of subscription rights. No gain will be recognized by the recipients of subscription rights or new Home Federal Bancorp upon the exercise of subscription rights.

           8.            No gain will be recognized by new Home Federal Bancorp upon the issuance of conversion stock in exchange for cash in the offerings.

           9.            The holding period for shares of conversion stock purchased pursuant to the exercise of subscription rights shall begin on the date of completion of the offerings; and the holding period for other shares of conversion stock purchased in the offerings will begin on the date of purchase.

           The statements set forth in paragraphs (6) and (7) above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

           Munther Goodrum Sperry, Chartered, Boise, Idaho has issued an opinion to us to the effect that, more likely than not, the income tax consequences under Idaho law of the conversion are not materially different than for federal tax purposes.

           Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

Federal Taxation

General. Home Federal MHC, Home Federal Bancorp, new Home Federal Bancorp and Home Federal Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Home Federal MHC, Home Federal Bancorp or Home Federal Bank. The income tax returns of Home Federal MHC, Home Federal Bancorp and Home Federal Bank have not been audited in the past seven years.

New Home Federal Bancorp anticipates that it will file a consolidated federal income tax return with Home Federal Bank commencing with the first taxable year after completion of the conversion. Accordingly, it is anticipated that any cash distributions made by new Home Federal Bancorp to its stockholders would be considered to be taxable dividends and not as a non-taxable return of capital to stockholders for federal and state tax purposes.

Method of Accounting. For federal income tax purposes, new Home Federal Bancorp will report its income and expenses on the accrual method of accounting and use a fiscal year ending on September 30 for filing its federal income tax return.

Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Home Federal Bank has not been subject to the alternative minimum tax, nor does it have any such amounts available as credits for carryover.

Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. At June 30, 2007, Home Federal Bank had no net operating loss carryforwards for federal income tax purposes.

Corporate Dividends-Received Deduction. New Home Federal Bancorp may eliminate from its income dividends received from Home Federal Bank as a wholly-owned subsidiary of new Home Federal Bancorp if it elects to file a consolidated return with Home Federal Bank. The corporate dividends-received deduction is 100%, or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

State Taxation

Idaho. New Home Federal Bancorp and Home Federal Bank are subject to the general corporate tax provisions of the State of Idaho. Idaho’s state corporate income taxes are generally determined under federal tax law with some modifications. Idaho taxable income is taxed at a rate of 7.6%. These taxes are reduced by certain credits, primarily the Idaho investment tax credit in the case of Home Federal Bank.

THE CONVERSION AND STOCK OFFERING

The boards of directors of Home Federal MHC, Home Federal Bancorp, new Home Federal Bancorp and Home Federal Bank have adopted the plan of conversion and reorganization, and an application for approval of the plan has been filed with the Office of Thrift Supervision. The Office of Thrift Supervision has approved our application with the condition that the plan of conversion and reorganization is approved by our members and stockholders and that certain other conditions imposed are satisfied. The Office of Thrift Supervision’s approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization.

General

On May 11, 2007, we adopted, and on September 14, 2007 we amended, a plan of conversion and reorganization, pursuant to which we will convert from the mutual holding company form of ownership to the stock form of ownership and we will sell shares of common stock to the public in our offering. On December 6, 2004, Home Federal Bank reorganized into the mutual holding company form of organization by becoming the wholly-owned subsidiary of Home Federal Bancorp. At the same time, Home Federal Bancorp became the 58.9% owned subsidiary of Home Federal MHC.

The plan of conversion and reorganization will result in the elimination of the mutual holding company, the creation of a new stock form holding company, new Home Federal Bancorp, which will own all of the outstanding shares of Home Federal Bank, and the issuance and sale of shares in new Home Federal Bancorp to depositors of Home Federal Bank and others in the offering. The conversion and reorganization will be accomplished through a series of substantially simultaneous and interdependent transactions as follows:

•	Home Federal Bancorp will convert to a federal interim stock savings institution and simultaneously merge with and into Home Federal Bank with Home Federal Bank being the survivor; and

•
Home Federal MHC will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Home Federal Bank, pursuant to which the mutual holding company will cease to exist and the shares of Home Federal Bancorp common stock held by the mutual holding company will be canceled; and

•
an interim federal savings association will be formed as a wholly owned subsidiary of the newly formed Maryland corporation, new Home Federal Bancorp, and then will merge with and into Home Federal Bank.

As a result of the above transactions, Home Federal Bank will become a wholly-owned subsidiary of the new holding company, new Home Federal Bancorp.

When the conversion and reorganization are completed, all of the capital stock of Home Federal Bank will be owned by new Home Federal Bancorp and all of the outstanding common stock of new Home Federal Bancorp will be owned by public stockholders. Under the plan, new Home Federal Bancorp common stock is being offered to our eligible depositors, the employee stock ownership plan, other depositors and borrowers, and then to the public. The conversion will be accounted for at historical cost in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

We intend to contribute 50% of the net proceeds of the offering to Home Federal Bank and lend our employee stock ownership plan cash to enable the plan to buy up to 8% of the shares sold in the offering. We will retain the balance of the net proceeds. The conversion will be completed only upon completion of the issuance of at least 10,200,000 shares of our common stock offered pursuant to the plan of conversion and reorganization.

The shares of new Home Federal Bancorp common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe, Bruyette & Woods in such a manner as to promote a wide distribution of the shares. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a syndicated community offering conducted by Keefe, Bruyette & Woods. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and the syndicated community offering. See “– Direct Community Offering” and “– Syndicated Community Offering.”

Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion and reorganization. See “– Limitations on Stock Purchases.”

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of new Home Federal Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. No commission will be charged to purchasers. The independent valuation will be updated and the final number of shares of our common stock to be issued in the offering will be determined at the completion of the offering. See “– How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering.”

The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time following approval of the plan of conversion and reorganization by our members that will be required to complete the sale of shares. If we experience delays, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. If the conversion is terminated, we will charge all related expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

The following is a brief summary of the conversion and is qualified in its entirety by reference to the applicable provision of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is available for inspection at any office of Home Federal Bank and at the Office of Thrift Supervision. The plan of conversion and reorganization is also filed as an exhibit to the application to convert from mutual to stock form of which this prospectus is a part, copes of which may be obtained from the Office of Thrift Supervision. See “Where You Can Find More Information.”

Our Reasons for the Conversion

Because it is a mutual holding company, Home Federal MHC has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Home Federal Bancorp may issue shares but only to a limited extent, as Home Federal MHC must own a majority of its shares of common stock. This conversion is another step in our strategic plan to increase our capital and expand our operations.

Upon completion of the conversion, we will no longer be in the mutual holding company form of organization and Home Federal Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of capital stock of new Home Federal Bancorp will allow Home Federal Bank the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help better address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Home Federal MHC are limited as a mutual holding company. However, after the conversion, we will have increased ability to merge with other institutions. Finally, the ability to issue additional capital stock will enable us to establish additional stock compensation plans for directors, officers and employees, giving them equity interests in new Home Federal Bancorp and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization.”

The disadvantages of the offering considered the fact that operating in the stock holding company form of organization could subject Home Federal Bancorp to contests for corporate control, including the possibility that a director could be elected that advocates the particular position of the group which elected him or her, rather than positions that are in the best interests of new Home Federal Bancorp and all stockholders.

After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, including remaining as a mutual holding company, the boards of directors of Home Federal MHC, Home Federal Bancorp and Home Federal Bank approved the conversion as being in the best interests of our companies and equitable to the members of Home Federal MHC.

Effect of the Conversion on Current Stockholders

Effect on Outstanding Shares of Home Federal Bancorp. Federal regulations provide that in a conversion of a mutual holding company to stock form, the public stockholders of Home Federal Bancorp will be entitled to exchange their shares of common stock for common stock of the converted holding company, provided that the federal savings bank and the mutual holding company demonstrate to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. Each publicly held share of Home Federal Bancorp common stock will, on the date of completion of the conversion, be automatically converted into and become the right to receive a number of shares of common stock of new Home Federal Bancorp determined pursuant to the exchange ratio (we refer to these shares as the “exchange shares”). The public stockholders of Home Federal Bancorp common stock will own the same percentage of common stock in new Home Federal Bancorp after the conversion as they hold in Home Federal Bancorp subject to additional purchases, or the receipt of cash in lieu of fractional shares. The total number of shares of new Home Federal Bancorp held by the former public stockholders of Home Federal Bancorp common stock after the conversion will also be affected by any purchases by these persons in the offering.

Based on the independent valuation, the 58.9% of the outstanding shares of Home Federal Bancorp common stock held by Home Federal MHC as of the date of the independent valuation and the 41.1% public ownership interest of Home Federal Bancorp, the following table sets forth, at the minimum, mid-point, maximum, and adjusted maximum of the offering range:

•	the total number of shares of common stock to be issued in the conversion;

•	the total shares of common stock outstanding after the conversion;

•	the exchange ratio; and

•	the number of shares an owner of 100 shares of Home Federal Bancorp common stock will receive in the exchange, adjusted for the number of shares sold in the offering.

100
shares of
Home
							Federal	Value of
							Bancorp	new Home
							common	Federal
							stock	Bancorp shares
					Total shares		would be	to be received
					of new		exchanged	in exchange for
			Shares of new Home		Home		for the	100 shares of
			Federal Bancorp stock		Federal		following	Home Federal
			to be exchanged for		Bancorp		number of	Bancorp
			current Home Federal		common		shares of	common stock
	Shares to be sold in		Bancorp common		stock to be		new	assuming
	the offering		stock		outstanding		Home	Value at
					after the	Exchange	Federal	$10.00 per
	Amount	Percent	Amount	Percent	conversion	ratio	Bancorp	share

Minimum	10,200,000	58.9%	7,103,110	41.1%	17,303,110	1.1360	113	$1,130
Midpoint	12,000,000	58.9	8,356,600	41.1	20,356,600	1.3364	133	1,330
Maximum	13,800,000	58.9	9,610,090	41.1	23,410,090	1.5369	153	1,530
15% above
the maximum	15,870,000	58.9	11,051,604	41.1	26,921,604	1.7674	176	1,760

If you currently own shares of Home Federal Bancorp which are held in “street name,” they will be exchanged without any action on your part. If you currently are the record owner of shares of Home Federal Bancorp and hold certificates for these shares you will receive, after the conversion and offering is completed, a transmittal form with instructions to surrender your stock certificates. New certificates of our common stock will be mailed within five business days after the exchange agent receives properly executed transmittal forms and stock certificates. You should not submit a stock certificate for exchange until you receive a transmittal form.

No fractional shares of our common stock will be issued to any public stockholder of Home Federal Bancorp upon consummation of the conversion. For each fractional share that would otherwise be issued, we will pay an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share subscription price.

Under federal law and regulations, current public stockholders of Home Federal Bancorp do not have dissenters’ rights or appraisal rights.

Outstanding options to purchase shares of Home Federal Bancorp common stock also will convert into and become options to purchase new shares of new Home Federal Bancorp, Inc. common stock. The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion. At June 30, 2007, there were 559,228 outstanding options to purchase shares of Home Federal Bancorp common stock, 49,233 of which have vested. Such options will be converted into options to purchase 635,283 shares of common stock at the minimum of the offering range and 859,478 shares of common stock at the maximum of the offering range. Because Office of Thrift Supervision regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised for authorized, but unissued shares of common stock following the conversion, stockholders would experience dilution of approximately 3.5%.

Effect on Stockholders’ Equity per Share of the Shares Exchanged. As adjusted for exchange ratio, the conversion will increase the stockholders’ equity share of the current stockholder of Home Federal Bancorp common stock. At June 30, 2007, the stockholders’ equity per share of Home Federal Bancorp common stock including shares held by Home Federal MHC was $7.22. Based on the pro forma information set forth for June 30, 2007, in “Pro Forma Data,” pro forma stockholders’ equity per share following the conversion will be $11.33, $10.38, $9.69 and $9.08 at the minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range. As adjusted at that date for the exchange ratio, the effective stockholders’ equity per share of current stockholder would be $8.20, $9.65, $11.0 and $12.76 at the minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range.

Effect on Earnings per Share of the Shares Exchanged. As adjusted for exchange ratio, the conversion will also increase the pro forma earnings per share. For the year ended September 30, 2006, basic earnings per share of Home Federal Bancorp common stock was $0.28, including shares held by Home Federal MHC. Based on the pro forma information set forth for the year ended September 30, 2006, in “Pro Forma Data,” earnings per share of common stock following the conversion will range from $0.32 to $.023, respectively, for the minimum to the adjusted maximum of the offering range. As adjusted at that date for the exchange ratio, the effective annualized earnings per share for current stockholders would range from $0.32 to $0.49, respectively, for the minimum to the adjusted maximum of the offering range.

Dissenters’ and Appraisal Rights. The public stockholders of Home Federal Bancorp common stock will not have dissenters’ rights or appraisal rights in connection with the exchange of publicly held shares of Home Federal Bancorp common stock as part of the conversion.

Effects of the Conversion on Depositors and Borrowers

General. The conversion will have no effect on Home Federal Bank’s present business of accepting deposits and investing its funds in loans and other investments permitted by law. Following completion of the conversion, Home Federal Bank will continue to be subject to regulation by the Office of Thrift Supervision, and its accounts will continue to be insured by the Federal Deposit Insurance Corporation, up to applicable limits, without interruption. After the conversion, Home Federal Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

Deposits and Loans. Each holder of a deposit account in Home Federal Bank at the time of the conversion will continue as an account holder in Home Federal Bank after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of the depositor’s accounts. Each account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors in Home Federal Bank will continue to hold their existing certificates, passbooks and other evidence of their accounts. The conversion will not affect the loan terms of any borrower from Home Federal Bank. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion. See “– Voting Rights” and “– Depositors’ Rights if We Liquidate” below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of Home Federal Bank.

Continuity. The board of directors presently serving Home Federal Bank will serve as the board of directors of Home Federal Bank after the conversion. The board of directors of Home Federal Bancorp consists of the same individuals who serve as directors of Home Federal Bank. After the conversion, the voting stockholders of new Home Federal Bancorp will elect approximately one-third of its directors annually. All current officers of Home Federal Bank will retain their positions with Home Federal Bank after the conversion.

Voting Rights. Presently, all depositors are members of, and have voting rights in, Home Federal MHC as to all matters requiring membership action. Upon completion of the conversion, Home Federal MHC will cease to exist and depositors will no longer have voting rights except to the extent they are stockholders of new Home Federal Bancorp. After the conversion, voting rights in new Home Federal Bancorp will be vested exclusively in the stockholders of new Home Federal Bancorp. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of new Home Federal Bancorp. After completion of the conversion, voting rights in Home Federal Bank will be vested exclusively in its sole stockholder, new Home Federal Bancorp.

Depositors’ Rights if We Liquidate. We have no plans to liquidate. However, if there should ever be a complete liquidation of Home Federal Bank, either before or after conversion, deposit account holders would receive the protection of insurance by the Federal Deposit Insurance Corporation up to applicable limits. In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights Presently. Each depositor in Home Federal Bank has both a deposit account in Home Federal Bank and a pro rata ownership interest in the net worth of Home Federal MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Home Federal MHC and Home Federal Bank.

Any depositor who opens a deposit account obtains a pro rata ownership interest in Home Federal MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all, respectively, of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Home Federal MHC, which is lost to the extent that the balance in the account is reduced or closed. Consequently, depositors in Home Federal Bank normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that Home Federal MHC and Home Federal Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Home Federal MHC and Home Federal Bank after other claims, including claims of depositors to the amounts of their deposits, are paid.

Liquidation Rights After the Conversion. In the unlikely event that Home Federal Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the liquidation account (described below) to depositors as of March 31, 2006 and September 30, 2007 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to new Home Federal Bancorp, as the holder of Home Federal Bank’s capital stock.

Home Federal Bank will, at the time of the conversion, establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition contained in the prospectus. The liquidation account will be a memorandum account on the records of Home Federal Bank and there will be no segregation of assets of Home Federal Bank related to it.

The liquidation account will be maintained subsequent to the conversion for the benefit of eligible account holders and supplemental eligible account holders who retain their deposit accounts in Home Federal Bank. Each eligible account holder and supplemental eligible account holder will, with respect to each deposit account held, have a related inchoate interest in a portion of the liquidation account balance called a subaccount.

The initial subaccount balance for a deposit account held by an eligible account holder or a supplemental eligible account holder will be determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of the holder’s qualifying deposit in the deposit account and the denominator is the total amount of the qualifying deposits of all such holders. The initial subaccount balance will not be increased, and it will be subject to downward adjustment as provided below.

If the balance in any deposit account of an eligible account holder or supplemental eligible account holder at the close of business on any September 30 subsequent to the effective date of the conversion is less than the lesser of (1) the balance in the deposit account at the close of business on any other September 30 subsequent to March 31, 2006, or September 30, 2007, as applicable, or (2) the amount of the qualifying deposit in the deposit account on March 31, 2006 or September 30, 2007, as applicable, then the subaccount balance for the deposit account will be adjusted by reducing the subaccount balance in an amount proportionate to the reduction in the deposit balance. In the event of a downward adjustment, the subaccount balance will not be subsequently increased, notwithstanding any subsequent increase in the deposit balance of the related deposit account. If any such deposit account is closed, the related subaccount balance will be reduced to zero.

In the event of a complete liquidation of Home Federal Bank (and only in that event), each eligible account holder and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance(s) for the deposit account(s) then held by the holder before any liquidation distribution may be made to stockholders. No merger, consolidation, bulk purchase of assets with assumptions of deposit accounts and other liabilities or similar transactions with another federally-insured institution in which Home Federal Bank is not the surviving institution will be considered to be a complete liquidation. In any such transaction, the liquidation account will be assumed by the surviving institution.

Tax Effects of the Conversion. We have received an opinion from our special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C. that the conversion will constitute a tax free reorganization under the Internal Revenue Code and that no gain or loss will be recognized for federal income tax purposes by Home Federal Bank or new Home Federal Bancorp as a result of the completion of the conversion. However, this opinion is not binding on the Internal Revenue Service or the Idaho State Tax Commission.

If the liquidation rights in Home Federal Bank or subscription rights to purchase new Home Federal Bancorp common stock have a market value when received, or in the case of subscription rights, when exercised, then depositors receiving or exercising these rights may have a taxable gain. Any gain will be limited to the fair market value of these rights.

Liquidation rights are the proportionate interest of certain depositors of Home Federal Bank in the special liquidation account to be established by Home Federal Bank under the plan of conversion and reorganization. See “– Depositors’ Rights if We Liquidate.” Special counsel has concluded that the liquidation rights will have nominal, if any, fair market value.

The subscription rights are the preferential rights of eligible subscribers to purchase shares of Home Federal Bancorp common stock in the conversion. See “– Subscription Offering and Subscription Rights.” Because the subscription rights are acquired without cost, are not transferable, last for only a short period of time and give the recipients a right to purchase stock in the conversion only at fair market value, special counsel believes these rights do not have any taxable value when they are granted or exercised. Special counsel’s opinion states that it is not aware of the Internal Revenue Service claiming in any similar conversion transaction that liquidation rights or subscription rights have any market value. Because there are no judicial opinions or official Internal Revenue Service positions on this issue, however, special counsel’s opinion relating to liquidation rights and subscription rights comes to a reasoned conclusion instead of an absolute conclusion on these issues. Special counsel’s conclusion is supported by a letter from RP Financial which states that the subscription rights do not have any value when they are distributed or exercised.

If the Internal Revenue Service disagrees and says the subscription rights have value, income may be recognized by recipients of these rights, in certain cases whether or not the rights are exercised. This income may be capital gain or ordinary income, and new Home Federal Bancorp and Home Federal Bank could recognize gain on the distribution of these rights. Eligible subscribers are encouraged to consult with their own tax advisor regarding their own circumstances and any tax consequences if subscription rights are deemed to have value.

Special counsel has also concluded that there are no other material federal income tax consequences in connection with the conversion.

The opinion of special counsel makes certain assumptions consisting solely of factual matters that would be contained in a representation letter of Home Federal Bank to the Internal Revenue Service if it were seeking a private letter ruling relating to the federal income tax consequences of the conversion. Special counsel’s opinion is based on the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change. Any change may be made with retroactive effect. Unlike private letter rulings received from the Internal Revenue Service, special counsel’s opinion is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to the positions reflected in special counsel’s opinion, or that special counsel’s opinion will be upheld by the courts if challenged by the Internal Revenue Service.

New Home Federal Bancorp and Home Federal Bank have also obtained an opinion from Munther Goodrum Sperry, Chartered, Boise, Idaho that the income tax effects of the conversion under Idaho tax laws will be substantially the same as the federal income tax consequences described above.

Effect on Existing Compensation Plans

Under the plan of conversion and reorganization, the existing 2005 Stock Option and Incentive Plan and 2005 Recognition and Retention Plan of Home Federal Bancorp will become stock benefit plans of new Home Federal Bancorp and shares of new Home Federal Bancorp common stock will be issued (or reserved for issuance) pursuant to such benefit plans and not shares of the current Home Federal Bancorp common stock. Upon consummation of the conversion, the common stock currently reserved for or held by these benefit plans will be converted into options or new Home Federal Bancorp common stock based upon the exchange ration. Upon completion of the conversion, (i) all rights to purchase, sell or receive Home Federal Bancorp common stock currently under any agreement between Home Federal Bancorp and Home Federal Bank and any director, officer or employee of Home Federal Bank or under any plan or program of Home Federal Bancorp or Home Federal Bank (including, without limitation, the 2005 Recognition and Retention Plan), shall automatically, by operation of law, be converted into and shall become an identical right to purchase, sell or receive new Home Federal Bancorp common stock and an identical right to make payment in common stock under any such agreement between Home Federal Bancorp or Home Federal Bank and any director, officer or employee or under such plan or program of Home Federal Bancorp or Home Federal Bank, and (ii) rights outstanding under the 2005 Stock Option and Incentive Plan shall be assumed by new Home Federal Bancorp and thereafter shall be rights only for shares of new Home Federal Bancorp common stock, with each such right being for a number of shares of new Home Federal Bancorp common stock based upon the exchange ratio and the number of shares of Home Federal Bancorp that were available thereunder immediately prior to consummation of the conversion, with the price adjusted to reflect the exchange ratio but with no change in any other term or condition of such right.

How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering

The plan of conversion and reorganization requires that the purchase price of the common stock must be based on the appraised pro forma market value of new Home Federal Bancorp and Home Federal Bank, as determined on the basis of an independent valuation. We have retained RP Financial, LC., a financial services industry consulting firm with over 20 years of experience in valuing financial institutions for mutual to stock conversions, to make this valuation. We have no prior relationship with RP Financial other than our retention of that firm to perform the valuation in connection with the conversion of Home Federal Bank to the mutual holding company form of ownership in 2004. For its services in making the appraisal for our conversion from the mutual holding company form of ownership to full public ownership, RP Financial’s fees and out-of-pocket expenses are estimated to be $110,000. We have agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement, untrue statement of a material fact or omission to state a material fact in the information we supply to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

The independent valuation appraisal considered the pro forma impact of the offering. Consistent with the Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies identified by RP Financial, subject to valuation adjustments applied by RP Financial to account for differences between Home Federal Bancorp and the peer group. RP Financial placed the greatest emphasis on the price-to-core earnings and price-to-tangible book value approaches in estimating pro forma market value.

The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the consolidated financial statements of Home Federal Bancorp. RP Financial also considered the following factors, among others:

•	the present results and financial condition of Home Federal Bank, and the projected results and financial condition of new Home Federal Bancorp, a Maryland corporation;

•	the economic and demographic conditions in Home Federal Bank’s existing market area;

•	certain historical, financial and other information relating to Home Federal Bank;

•
a comparative evaluation of the operating and financial characteristics of Home Federal Bank with those of other similarly situated publicly traded savings institutions located in other states in the other regions of the United States;

•	the impact of the conversion and the offering on new Home Federal Bancorp’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of new Home Federal Bancorp; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Included in RP Financial independent valuation were certain assumptions as to the pro forma earnings of new Home Federal Bancorp after the conversion and reorganization that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds and purchases in the open market of 3.5% of the common stock issued in the offering by the restricted stock plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of September 14, 2007, the estimated pro forma market value of new Home Federal Bancorp ranged from $173.0 million to $234.1 million, with a midpoint of $203.6 million. The board of directors of new Home Federal Bancorp decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The number of shares offered will be equal to the aggregate pro forma market value of new Home Federal Bancorp divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range will be 10,200,000 shares, the midpoint of the offering range will be 12,000,000 shares and the maximum of the offering range will be 13,800,000 shares, or 15,870,000 if the maximum amount is adjusted because of demand for shares or changes in market conditions.

The following table presents a summary of selected pricing ratios for new Home Federal Bancorp as contained in the appraisal and our peer group companies identified by RP Financial. These ratios are based on earnings for the 12 months ended June 30, 2007 and book value as of June 30, 2007 for us and the 12 months ended June 30, 2007 and as of June 30, 2007, or the latest date available for the peer group. Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a premium of 62.8% on a price-to-earnings basis, a discount of 20.1% on a price-to-book value basis and a discount of 29.2% on a price-to-tangible book value basis. The pricing ratios result from our generally having higher levels of equity but lower earnings than the companies in the peer group on a pro forma basis. Our board of directors, in reviewing and approving the valuation, considered the range of price-to-core earnings multiples and the range of price-to-book value ratios and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. The appraisal did not consider one valuation approach to be more important than the other. Instead, the appraisal concluded that these ranges represented the appropriate balance of the two approaches to valuing new Home Federal Bancorp, and the number of shares to be sold, in comparison to the identified peer group institutions. Specifically, in approving the valuation, the board believed that new Home Federal Bancorp would not be able to sell its shares at a price-to-book value that was in line with the peer group without unreasonably exceeding the peer group on a price-to-core earnings basis. The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion and offering.

	Pro Forma

				Price-to-Tangible
	Price-to-Earnings		Price-to-Book	Book
	Multiple		Value Ratio	Value Ratio

	(x)		(x)	(%)
New Home Federal Bancorp
Maximum	30.77	x	103.20%	103.20%
Minimum	24.34		88.26	88.26

Valuation of peer group companies as of September 14, 2007:
Average	18.90	x	129.19%	145.75%
Median	14.80		128.49	133.67

The board of directors of new Home Federal Bancorp reviewed the independent valuation and, in particular, considered the following:

•	Home Federal Bank’s financial condition and results of operations;

•	comparison of financial performance ratios of Home Federal Bank to those of other financial institutions of similar size; and

•	market conditions generally and, in particular, for financial institutions.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in the financial condition of Home Federal Bancorp or Home Federal Bank or market conditions generally.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial, LC did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC independently value our assets or liabilities. The independent valuation considers Home

Federal Bank as a going concern and should not be considered as an indication of the liquidation value of Home Federal Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 offering price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $269.2 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 15,870,000 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “Limitations on Common Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $269.2 million and a corresponding increase in the offering range to more than 15,870,000 shares, or a decrease in the minimum of the valuation range to less than $173.0 million and a corresponding decrease in the offering range to fewer than 10,200,000 shares, then, with regulatory approval, we may terminate the offering and promptly return, with interest at Home Federal Bank’s passbook savings rate, all funds previously delivered to us to purchase shares of common stock and cancel deposit account withdrawal authorizations, and, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion and reorganization and the stock offering. Alternatively, we may establish a new offering range and extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Office of Thrift Supervision in order to complete the conversion and the offering. In the event that a resolicitation is commenced, we will notify subscribers of the extension of time and of the rights of subscribers to confirm, change or cancel their stock orders for a specified resolicitation period. If a subscriber does not respond, we will cancel the stock order and return funds, as described above. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and new Home Federal Bancorp’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Home Federal Bancorp’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

Copies of the appraisal report of RP Financial, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the office of Home Federal Bank and as specified under “Where You Can Find More Information.” In addition, the appraisal report is an exhibit to the registration statement of which this prospectus is a part. The registration statement is available on the SEC’s website (http://www.sec.gov).

Subscription Offering and Subscription Rights

Under the plan of conversion and reorganization, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

•	depositors of Home Federal Bank with account balances of at least $50.00 as of the close of business on March 31, 2006 (“Eligible Account Holders”);

•	the Home Federal Bancorp employee stock ownership plan (“Tax-Qualified Employee Stock Benefit Plans”);

•	depositors of Home Federal Bank with account balances of at least $50.00 as of the close of business on September 30, 2007 (“Supplemental Eligible Account Holders”); and

•
depositors of Home Federal Bank, as of the close of business on _______ __, 2007, other than Eligible Account Holders or Supplemental Eligible Account Holders and borrowers as of March 16, 2004 (“Other Members”).

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and reorganization and as described below under “– Limitations on Stock Purchases.”

Preference Category No. 1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	5% of the shares of common stock sold in the offering;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)

15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Home Federal Bank in each case on the close of business on March 31, 2006 (the “Eligibility Record Date”), subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder’s subscription would be 10% of the shares remaining available, up to the amount subscribed for.

To ensure proper allocation of stock, each Eligible Account Holder must list on his or her subscription order form all accounts in which he or she has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Home Federal Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding March 31, 2006.

Preference Category No. 2: Tax-Qualified Employee Stock Benefit Plans. The plan of conversion and reorganization provides that each Tax-Qualified Employee Stock Benefit Plan, including the Home Federal Bancorp employee stock ownership plan, shall receive nontransferable subscription rights to purchase up to 10% of the common stock sold in the offering, provided that individually or in the aggregate these plans (other than that portion of these plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated valuation range. The proposed employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the offering, or 816,000 shares and 1,104,000 shares based on the minimum and maximum of the estimated offering range, respectively, which, when combined with the existing shares held by the employee stock ownership plan, will be less than 8% of the shares outstanding following the conversion as required by Office of Thrift Supervision regulations. Subscriptions by the Tax-Qualified Employee Stock Benefit Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of Home Federal Bank’s directors, officers, employees or associates thereof. Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Preference Category No. 1; provided, however, that notwithstanding any other provisions of the plan of conversion and reorganization to the contrary, the Tax-Qualified Employee Stock Benefit Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the stock offering exceeds the maximum of the estimated offering. If the total number of shares offered in the stock offering is increased to an amount greater than then number of shares representing the maximum of the estimated valuation range to be sold to the public, each Tax-Qualified Employee Stock Benefit Plan will have a priority right to purchase up to 8% of the shares exceeding the maximum of the estimated offering range, up to an aggregate of 10% of the common stock sold in the conversion. If the employee stock ownership plan’s subscription is not filled in its entirety, the plan may, with the approval of the Office of Thrift Supervision, purchase shares in the open market. See “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization – Employee Stock Ownership Plan.”

Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Stock Benefit Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefore, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	5% of the shares of common stock sold in the offering;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Home Federal Bank in each case on the close of business on September 30, 2007 (the “Supplemental Eligibility Record Date”), subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No. 1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefore, fourth priority, nontransferable subscription rights to subscribe for shares of new Home Federal Bancorp common stock, up to the greater of:

(1)	5% of the shares of common stock sold in the offering; or

(2)	one-tenth of one percent of the total offering of shares of common stock in the offerings, subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, available shares will be allocated among the subscribing Other Members pro rata on the basis of the amounts of their respective subscriptions.

Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 Noon, Mountain time, on ________ __, 2007, unless extended for the full 45 day period and may be extended an additional 45 days to ________ __, 2008 without the approval of the Office of Thrift Supervision. Any further extensions of the subscription offering must be approved by the Office of Thrift Supervision. The subscription offering may not be extended beyond _________ __, 2009. Subscription rights which have not been exercised prior to _________ __, 2008 (unless extended) will become void.

New Home Federal Bancorp and Home Federal Bank will not execute orders until at least the minimum number of shares of common stock, 10,200,000 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold by ________ __, 2007, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Home Federal Bank pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond ________ __, 2008 is granted, new Home Federal Bancorp and Home Federal Bank will notify subscribers of the extension of time and of any rights of subscribers to confirm, modify or rescind their subscriptions. This is commonly referred to as a “resolicitation offering.”

In a resolicitation offering, new Home Federal Bancorp would mail you a supplement to this prospectus if you subscribed for stock to let you confirm, modify or cancel your subscription. If you fail to respond to the resolicitation offering, it would be as if you had canceled your order and all subscription funds, together with accrued interest, would be returned to you. If you authorized payment by withdrawal of funds on deposit at Home Federal Bank, that authorization would terminate. If you affirmatively confirm your subscription order during the resolicitation offering, new Home Federal Bancorp and Home Federal Bank would continue to hold your subscription funds until the end of the resolicitation offering. Your resolicitation order would be irrevocable without the consent of new Home Federal Bancorp and Home Federal Bank until the conversion is completed or terminated.

Direct Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscription rights discussed above, we anticipate offering shares pursuant to the plan of conversion and reorganization to members of the general public who receive a prospectus, with a preference given to natural persons residing in Ada, Canyon, Elmore, and Gem Counties. These natural persons are referred to as preferred subscribers. We may limit total subscriptions in the direct community offering to ensure that the number of shares available for the syndicated community offering may be up to a specified percentage of the number of shares of common stock. Finally, we may reserve shares offered in the direct community offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any direct community offering will be subject to our right, in our sole discretion, to accept or reject any such orders either at the time of receipt of an order or as soon as practicable following _________ __, 2007. The direct community offering, if any, will begin at the same time as, during or promptly after the subscription offering and will not be for more than 45 days after the end of the subscription offering.

The price at which common stock is sold in the direct community offering will be the same price at which shares are offered and sold in the subscription offering. No person, by himself or herself, or with an associate or group of persons acting in concert, may purchase more than $4.0 million of common stock in the direct community offering, subject to the maximum purchase limitations. See “– Limitations on Stock Purchases.” In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, on a pro rata basis to such person based on the amount of their respective subscriptions.

Syndicated Community Offering

As a final step in the conversion, the plan of conversion and reorganization provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in a syndicated community offering through a syndicate of registered broker-dealers managed by Keefe, Bruyette & Woods as agent of Home Federal Bancorp. We call this the syndicated community offering. We expect that the syndicated community offering will begin as soon as practicable after termination of the subscription offering and the direct community offering, if any. We, in our sole discretion, have the right to reject orders in whole or in part received in the syndicated community offering. Neither Keefe, Bruyette & Woods nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods has agreed to use its best efforts in the sale of shares in any syndicated community offering.

The price at which common stock is sold in the syndicated community offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering. No person, acting alone, or with an associate or group of persons acting in concert, may purchase more than $4.0 million of common stock in the syndicated community offering, subject to the maximum purchase limitations. See “– Limitations on Stock Purchases.”

Keefe, Bruyette & Woods may enter into agreements with broker-dealers to assist in the sale of the shares in the syndicated community offering, although no such agreements currently exist. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods will instruct selected dealers as to the number of shares to be allocated to each dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription offering and direct community offering, selected dealers may only solicit indications of interest from their customers to place orders as of a certain order date for the purchase of shares of new Home Federal Bancorp common stock. When, and if, Keefe, Bruyette & Woods and Home Federal Bank believe that enough indications of interest and orders have not been received in the subscription offering and direct community offering to consummate the conversion, Keefe, Bruyette & Woods will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. The dealers will send confirmations of the orders to their customers on the next business day after the order date. The dealers will debit the accounts of their customers on the settlement date, which will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, the dealers will deposit funds to the account established by Home Federal Bank for each dealer. Each customer’s funds forwarded to Home Federal Bank, along with all other accounts held in the same title, will be insured by the Federal Deposit Insurance Corporation up to $100,000 in accordance with applicable Federal Deposit Insurance Corporation regulations. After payment has been received by Home Federal Bank from the dealers, funds will earn interest at Home Federal Bank’s regular savings account rate until the completion or termination of the conversion. Funds will be promptly returned, with interest, in the event the conversion is not consummated as described above. Notwithstanding the foregoing, any checks received by Keefe, Bruyette & Woods or any selected dealer specifically for payment for the shares will be forwarded to Home Federal Bank by noon of the day following receipt for deposit to the account established by Home Federal Bank for each dealer. Keefe, Bruyette & Woods shall also have the right, in its sole discretion, to permit investors to submit irrevocable orders together with legally binding commitments for payment for shares for which they subscribe at any time prior to the closing of the offering.

The syndicated community offering will be completed within 45 days after the termination of the subscription offering, unless extended by Home Federal Bank with the approval of the Office of Thrift Supervision. The syndicated community offering may not be extended past _________ __, 2009. See “– How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who Are Not Permitted to Participate in the Stock Offering

We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion and reorganization reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of conversion and reorganization who reside in such state is small;

•
the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of us or our officers, directors or employees, under the laws of such state to register as a broker, dealer, salesperson or selling agent or to register or otherwise qualify the securities of new Home Federal Bancorp for sale in such state; or

•	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register us or our officers, directors or employees as brokers, dealers or salespersons.

Limitations on Stock Purchases

The plan of conversion and reorganization includes the following limitations on the number of shares of new Home Federal Bancorp common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

(a)	5% of the shares of common stock sold in the offering;

(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Home Federal Bank in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

(3)
The Tax-Qualified Employee Stock Benefit Plans, including the employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the conversion, and including any additional shares issued in the event of an increase in the estimated offering range; at this time the employee stock ownership plan intends to purchase only 8% of such shares which, when combined with the existing shares held by the employee stock ownership plan, will be less than 8% of the shares outstanding following the conversion as required by Office of Thrift Supervision regulations;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

(a)	5% of the shares of common stock sold in the offering;

(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Home Federal Bank in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

(5)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of:

(a)	5% of the shares of common stock sold in the offering; or

(b)	one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

(6)
Persons purchasing shares of common stock in the direct community offering or syndicated community offering may purchase in the direct community offering or syndicated community offering up to 5% of the shares of common stock sold in the offering, subject to the overall limitation in clause (7) below; and

(7)
Except for the Tax-Qualified Employee Stock Benefit Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, as a result of (2)(c) and (4)(c) above the maximum number of shares of Home Federal Bancorp common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 5% of the shares of common stock sold in the offering.

In addition to the above purchase limitations, there is an ownership limitation for stockholders other than our employee stock ownership plan. Shares of common stock that you purchase in the offering individually and together with persons described above, plus any shares you and they receive in exchange for existing shares of Home Federal Bancorp common stock, may not exceed 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion.

Subject to any required Office of Thrift Supervision or other regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Home Federal MHC or the stockholders of Home Federal Bancorp, the boards of directors of new Home Federal Bancorp and Home Federal Bank may, in their sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the conversion, provided that orders for shares exceeding 5% of the shares being offered in the conversion shall not exceed, in the aggregate, 10% of the shares being offered in the conversion.

Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

The term “associate” when used to indicate a relationship with any person means:

•
any corporation or organization (other than Home Federal Bank, Home Federal Bancorp, Home Federal MHC or a majority-owned subsidiary of any of them) of which such person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

•
any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Home Federal Bank, Home Federal Bancorp, Home Federal MHC or any subsidiary of Home Federal Bank, Home Federal Bancorp, Home Federal MHC; and

•	any person acting in concert with any of the persons or entities specified above;

provided, however, that Tax-Qualified Employee Plans shall not be deemed to be an associate of any director or officer of Home Federal Bank, Home Federal Bancorp, Home Federal MHC. When used to refer to a person other than an officer or director of Home Federal Bank, the board of directors of Home Federal Bank or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

The term “acting in concert” means knowing participation in a joint activity or parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any arrangement. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Stock Benefit Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the board of directors of Home Federal Bank or officers delegated by the board of directors and may be based on any evidence upon which the board or delegatee chooses to rely.

Marketing Arrangements

We have retained Keefe, Bruyette & Woods to consult with and to advise Home Federal Bank, and to assist new Home Federal Bancorp, on a best efforts basis, in the distribution of the shares of common stock in the subscription offering and direct community offering. The services that Keefe, Bruyette & Woods will provide include:

•	training the employees of Home Federal Bank who will perform certain ministerial functions in the offering regarding the mechanics and regulatory requirements of the stock offering process;

•	managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders;

•	preparing marketing materials; and

•	assisting in the solicitation of proxies from Home Federal Bank’s members for use at the special meeting.

For its services, Keefe, Bruyette & Woods will receive a management fee of $50,000 and a success fee of 1.0% of the aggregate purchase price, less any shares of common stock sold to our directors, officers and employees (or members of their immediate family) and the Tax-Qualified Employee Stock Benefit Plans. If selected dealers are used to assist in the sale of shares of new Home Federal Bancorp common stock in the direct community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by the dealers. We have agreed to indemnify Keefe, Bruyette & Woods against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods will be reimbursed for the fees of its legal counsel in an amount not to exceed $50,000 and other reimbursable out-of-pocket expenses of such counsel not to exceed $5,000 and other reimbursable out-of-pocket expenses not to exceed $30,000 .

Sales of shares of new Home Federal Bancorp common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods or by the broker-dealers managed by Keefe, Bruyette & Woods. Keefe, Bruyette & Woods has undertaken that the shares of Home Federal Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at Home Federal Bank’s corporate office located at 500 12th Avenue South, Nampa, Idaho. New Home Federal Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of new Home Federal Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of new Home Federal Bancorp common stock in those states where the law permits. No officer, director or employee of new Home Federal Bancorp or Home Federal Bank will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

To ensure that each purchaser receives a prospectus at least 48 hours before _______ __, 2007, the subscription expiration date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Home Federal Bank must be received by Home Federal Bank by 12:00 Noon, Mountain time, on _______ __, 2007, unless extended. In addition, new Home Federal Bancorp and Home Federal Bank will require a prospective purchaser to execute a certification in the form required by the Office of Thrift Supervision. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, Home Federal Bank will not accept orders submitted on photocopied or facsimiled order forms nor order forms without an executed certification. Home Federal Bank has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Home Federal Bank, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

In order to ensure that Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, March 31, 2006, or the Supplemental Eligibility Record Date, September 30, 2007, and depositors as of the close of business on the Voting Record Date, _______ __, 2007, must list all accounts on the stock order form giving all names in each account and the account numbers.

Payment for subscriptions may be made:

•	by check or money order;

•	by authorization of withdrawal from deposit accounts maintained with Home Federal Bank (including a certificate of deposit); or

•	in cash, if delivered in person to any full-service banking office of Home Federal Bank, although we request that you exchange cash for a check with any of our tellers.

No wire transfers will be accepted. Funds received before the completion of the conversion will be held in a segregated account at the Home Federal Bank or, at our discretion, at an independent insured depository institution. Interest will be paid on payments made by cash, check or money order at our then-current passbook rate from the date payment is received until completion of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of new Home Federal Bancorp’s common stock has been sold or the plan of conversion and reorganization is terminated, whichever is earlier. If a subscriber authorizes Home Federal Bank to withdraw the amount of the purchase price from his or her deposit account, Home Federal Bank will do so as of the effective date of the conversion. Home Federal Bank will waive any applicable penalties for early withdrawal from certificate accounts.

If any amount of a subscription order is unfilled, Home Federal Bank will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the conversion. If the conversion is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Home Federal Bank.

If any Tax-Qualified Employee Stock Benefit Plans subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the syndicated community offering if shares remain to be sold in such offering. If, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified Employee Stock Benefit Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

You may subscribe for shares of common stock using funds in your Individual Retirement Account at Home Federal Bank or elsewhere. However, common stock must be held in a self-directed retirement account. Home Federal Bank’s IRAs are not self-directed, so they cannot be invested in common stock. If you wish to use some or all of the funds in your Home Federal Bank IRA, the applicable funds must be transferred to a self-directed account reinvested by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using you IRA or other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

The records of Home Federal Bank will control all matters related to the existence of subscription rights and/or one’s ability to purchase shares of common stock in the subscription offering.

Should an oversubscription result in an allocation of shares, the allocation of shares will be completed in accordance with the plan of conversion and reorganization. Our interpretation of the terms and conditions of the plan of reorganization and of the acceptability of the order form will be final. If a partial payment for your shares is required, we will first take the funds from the cash or check you paid with and secondly from any account from which you wanted funds withdrawn.

Restrictions on Transfer of Subscription Rights and Shares

No person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for that person’s account. Each person exercising subscription rights will be required to certify that the person is purchasing shares solely for the person’s own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock prior to the completion of the conversion.

Home Federal Bank will refer to the Office of Thrift Supervision any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Delivery and Exchange of Stock Certificates

Subscription Shares. Certificates representing shares subscribed for in connection with the offering will be mailed by our transfer agent for the common stock to the persons entitled thereto at the addresses of such persons appearing on the stock order form for common stock as soon as practicable following completion of the conversion and reorganization. Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for shares are available and delivered to subscribers, subscribers may not be able to sell such shares, even though trading of the common stock of new Home Federal Bancorp may have commenced.

Exchange Shares. After completion of the conversion, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of Home Federal Bancorp common stock (other than Home Federal MHC), upon surrender of the same to the exchange agent, which is anticipated to be the transfer agent for our common stock, will receive a certificate or certificates representing the number of full shares of new Home Federal Bancorp common stock for which the shares of the Home Federal Bancorp common stock theretofore represented by the certificate or certificates so surrendered shall have been converted based on the exchange ratio. The exchange agent will promptly mail to each such holder of record of an outstanding certificate which immediately prior to the consummation of the conversion and reorganization evidenced shares of Home Federal Bancorp common stock, and which is to be exchanged for new Home Federal Bancorp common stock based on the exchange ratio as provided in the plan of conversion and reorganization, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the exchange agent) advising such holder of the terms of the exchange and of the procedure for surrendering to the exchange agent such certificate in exchange for a certificate or certificates evidencing new Home Federal Bancorp common stock. Home Federal Bancorp’s stockholders should not forward Home Federal Bancorp common stock certificates to Home Federal Bank or the exchange agent until they have received the transmittal letter.

No holder of a certificate theretofore representing shares of Home Federal Bancorp common stock will be entitled to receive any dividends in respect of the common stock into which such shares shall have been converted until the certificate representing such shares of Home Federal Bancorp common stock is surrendered in exchange for certificates representing shares of new Home Federal Bancorp common stock. In the event that we declare dividends after the conversion but prior to surrender of certificates representing shares of Home Federal Bancorp common stock, dividends payable in respect of shares of new Home Federal Bancorp common stock not then issued shall accrue (without interest). Any such dividends shall be paid (without interest) upon surrender of the certificates representing such shares of Home Federal Bancorp common stock. We will be entitled, after the completion of the conversion, to treat certificates representing shares of Home Federal Bancorp common stock as evidencing ownership of the number of full shares of new Home Federal Bancorp common stock into which the shares of Home Federal Bancorp common stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

We will not be obligated to deliver a certificate or certificates representing shares of new Home Federal Bancorp common stock to which a holder of Home Federal Bancorp common stock would otherwise be entitled as a result of the conversion until such holder surrenders the certificate or certificates representing the shares of new Home Federal Bancorp common stock for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by new Home Federal Bancorp. If any certificate evidencing shares of common stock is to be issued in a name other than that in which the certificate evidencing Home Federal Bancorp common stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the exchange agent any transfer or other tax required by reason of the issuance of a certificate for shares of common stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

Required Approvals

In order to complete the conversion, we will need to receive the approval of the Office of Thrift Supervision. We also will need to have our members and stockholders approve the plan of conversion and reorganization at special meetings, which will be called for that purpose.

Home Federal Bancorp may be required to make certain filings with state securities regulatory authorities in connection with the issuance of Home Federal Bancorp common stock in the offerings.

Restrictions on Purchase or Transfer of Shares After the Conversion

All shares of common stock purchased in connection with the conversion by a director or an executive officer of new Home Federal Bancorp and Home Federal Bank will be subject to a restriction that the shares not be sold for a period of one year following the conversion except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction, and instructions will be issued to the effect that any transfer within the first year of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

Purchases of common stock of new Home Federal Bancorp by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of new Home Federal Bancorp’s outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

For information regarding the proposed purchases of common stock by officers and directors of Home Federal Bank and new Home Federal Bancorp, see “Proposed Purchases by Management.” Any purchases made by the officers and directors of Home Federal Bank and new Home Federal Bancorp are intended for investment purposes only, and not for resale, including any purchases made for the purpose of meeting the minimum of the offering range.

Pursuant to regulations of the Office of Thrift Supervision, new Home Federal Bancorp may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the Office of Thrift Supervision and made to all stockholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

COMPARISON OF RIGHTS OF NEW HOME FEDERAL BANCORP
AND HOME FEDERAL BANCORP’S STOCKHOLDERS

As a result of the conversion, current holders of Home Federal Bancorp common stock will become stockholders of new Home Federal Bancorp. There are certain differences in stockholder rights arising from distinctions between the federal stock charter and bylaws of Home Federal Bancorp and the articles of incorporation and bylaws of new Home Federal Bancorp and from distinctions between federal laws and regulations governing federally chartered holding companies and Maryland corporate law.

In some instances, the rights of stockholders of new Home Federal Bancorp will be less than the rights stockholders of Home Federal Bancorp currently have. The decrease in stockholders rights under the Maryland articles of incorporation and bylaws are not mandated by Maryland law but have been chosen by the board of directors as being in the best interests of new Home Federal Bancorp In some instances, the differences in stockholder rights may increase management rights. In other instances, these provisions in new Home Federal Bancorp’s articles of incorporation and bylaws described below may make it more difficult to pursue a takeover attempt that management opposes. These provisions may also make the removal of the board of directors or management, or the appointment of new directors, more difficult. We believe that the provisions described below are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the proceeds of the stock offering into productive assets and allow us to implement our business plan during the initial period after the conversion. We believe these provisions are in the best interests of new Home Federal Bancorp and its stockholders.

The following discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but does contain all material changes and summarizes the more significant differences and certain important similarities. Please refer to the articles of incorporation and bylaws of new Home Federal Bancorp and Maryland law for additional information.

Authorized Capital Stock

The authorized capital stock of new Home Federal Bancorp consists of 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The current authorized capital stock of Home Federal Bancorp consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Home Federal Bancorp’s charter and new Home Federal Bancorp, Inc.’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates and liquidation preferences. Although neither board of directors has any intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt.

The articles of incorporation of new Home Federal Bancorp authorize the board of directors to amend the articles to authorize additional shares of common and preferred stock without stockholder approval. Although the board of directors ha no intention to authorize additional shares at the present time, it could do so and issue additional shares in a fashion that impedes a takeover attempt. In additional, the issuance of additional common stock would dilute the ownership interests of then-existing stockholders.

Issuance of Capital Stock

Currently, pursuant to applicable laws and regulations, Home Federal MHC is required to own not less than a majority of the outstanding common stock of Home Federal Bancorp. There will be no such restriction applicable to new Home Federal Bancorp following consummation of the conversion, as Home Federal MHC will cease to exist.

New Home Federal Bancorp’s articles of incorporation does not contain restrictions on the issuance of shares of capital stock to the directors, officers or controlling persons of new Home Federal Bancorp, whereas the current federal stock charter of Home Federal Bancorp restricts such issuance to general public offerings, or if qualifying shares, to directors, unless the share issuance or the plan under which they would be issue has been approved by a majority of the total votes eligible to be cast at a legal meeting. Thus, new Home Federal Bancorp could adopt stock-related compensation plans, such as stock option plans, without stockholder approval and shares of the capital stock of new Home Federal Bancorp could be issued director to directors or officers without stockholder approval. However, the rules of the NASDAQ Stock Market, on which the common stock of Home Federal Bancorp is currently listed and on which the common stock of new Home Federal Bancorp will be listed, generally require stockholder approval of most compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations. We plan to submit the stock compensation plans discussed in this prospectus to stockholders for their approval. In addition, the issuance of additional common stock would dilute the ownership interests of then-existing stockholders.

Neither the federal stock charter and bylaws of Home Federal Bancorp nor the articles of incorporation and bylaws of new Home Federal Bancorp provide for preemptive rights to stockholders in connection with the issuance of capital stock.

Voting Rights in Director Elections

Neither the federal stock charter and bylaws of Home Federal Bancorp nor the articles of incorporation and bylaws of new Home Federal Bancorp permits cumulative voting in the election of directors. Cumulative voting entitles you to as many votes as are equal to the number of shares you hold, multiplied by the number of directors to be elected. Cumulative voting allows you to cast all your votes for a single nominee or apportion your votes among any two or more nominees. For example, when three directors are to be elected, cumulative voting allows a holder of 100 shares to cast 300 votes for a single nominee, apportion 100 votes for each nominee, or apportion 300 votes in any other manner.

Payment of Dividends

The ability of Home Federal Bank to pay dividends on its capital stock is restricted by Office of Thrift Supervision regulations and by tax considerations related to federal savings banks. Home Federal Bank will continue to be subject to these restrictions after the conversion, and such restrictions will indirectly affect new Home Federal Bancorp because dividends from Home Federal Bank will be a primary source of funds for the payment of dividends to the stockholders of new Home Federal Bancorp.

Maryland law generally provides that, unless otherwise restricted in a corporation’s charter, a corporation’s board of directors may authorize and a corporation may pay dividends to stockholders. However, a distribution may not be made if, after giving effect to the distribution:

•	the corporation would not be able to pay its debts as they become due in the usual course of business; or

•
the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in its charter) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholder whose preferential rights are superior to those receiving the distribution.

Board of Directors

The federal stock charter and bylaws of Home Federal Bancorp and the articles of incorporation and bylaws of new Home Federal Bancorp each provide for the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years (or, in the case of new Home Federal Bancorp, for such shorter period of time as the board of directors may determine) and until their successors are elected and qualified, with one class being elected annually. Under both the bylaws of Home Federal Bancorp and the bylaws of new Home Federal Bancorp, any vacancy occurring in the board of directors, however caused, may be filled by an affirmative vote of the majority of the directors then in office, whether or not a quorum is present. In the case of Home Federal Bancorp, any director so chosen shall hold office only until the next annual meeting of stockholders at which directors are elected; in the case of new Home Federal Bancorp, any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified.

Under the bylaws of Home Federal Bancorp, any director may be removed only for cause by vote of the holders of a majority of the outstanding voting shares at a meeting of stockholders called for such purpose. The articles of incorporation of new Home Federal Bancorp provides that any director may be removed by stockholders only for cause upon the affirmative vote of the holders of not less than 80% of the outstanding shares entitled to vote generally in the election of directors voting together as a single class (i.e. the common stock, unless and until preferred shares with such voting rights are issued). The higher vote threshold will make it more difficult for stockholders to remove directors and replace them with their own nominees.

Limitations on Liability

Consistent with Maryland law, the articles of incorporation of new Home Federal Bancorp provide that an officer or director of new Home Federal Bancorp may not be liable to new Home Federal Bancorp or its stockholders for money damages, except to the extent;

•            it is proved that the person actually received an improper benefit, for the amount of the benefit; or

•            a final judgment of adjudication against the person is based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of the action against the person; or

•            otherwise provided by Maryland law.

Indemnification of Directors, Officer, Employees and Agents

The articles of incorporation of new Home Federal Bancorp provides that it will indemnify its directors and officers, whether serving it, or at its request any other entity, to the fullest extent permitted under Maryland law. Such indemnification includes the advancement of expenses. The articles of incorporation of new Home Federal Bancorp also provide that it will indemnify its employees and agents to such extent as shall be authorized by the board of directors or the bylaws and be permitted by law.

Special Meetings of Stockholders

The bylaws of Home Federal Bancorp provide that special meetings of the stockholders of Home Federal Bancorp may be called by the chairman, the President, a majority of the board of directors or the holders of not less than ten percent of the outstanding capital stock of Home Federal Bancorp entitled to vote at the meeting. The bylaws of new Home Federal Bancorp contain a provision pursuant to which special meetings of the stockholders of new Home Federal Bancorp may be called by the President, the board of directors pursuant to a resolution adopted by a majority of the total number of directors which new Home Federal Bancorp would have if there were no vacancies on the board of directors or the holders of not less than a majority of the capital stock of new Home Federal Bancorp entitled to vote at the meeting. There is no comparable provision in the federal stock charter or bylaws of Home Federal Bancorp.

Stockholder Nominations and Proposals

The bylaws of Home Federal Bancorp generally provide that stockholders may submit new business to be taken up at the annual meeting. Any stockholder may make any proposal at the annual meeting and the same may be discussed and considered, provided such submission is provided in writing and filed with the secretary at least five days before the meeting.

New Home Federal Bancorp’s bylaws establish an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders of new Home Federal Bancorp. New Home Federal Bancorp’s bylaws provide that new Home Federal Bancorp must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 90 days or more than 120 days before the date of the meeting. If, however, less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice of the nomination must be received by the secretary no later than the tenth day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first. New Home Federal Bancorp’s bylaws also provide that new Home Federal Bancorp must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting (prior to January 16, 2008, in the case of the first annual meeting of stockholders of new Home Federal Bancorp). If the date of the current year annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting (or from January 16, 2008, in the case of the first annual meeting), notice of the proposal must be received by new Home Federal Bancorp no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first.

Advance notice of nominations or proposed business by stockholders gives new Home Federal Bancorp’s board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about those matters.

Stockholder Action Without a Meeting

The bylaws of Home Federal Bancorp and new Home Federal Bancorp provide for action to be taken by stockholders without a meeting, only if all stockholders entitled to vote on the action consent to taking such action without a meeting.

Stockholder’s Rights to Examine Books and Records

An Office of Thrift Supervision regulation, which is currently applicable to Home Federal Bancorp, provides that stockholders holding of record at least $100,000 of stock or least 1% of the total outstanding voting shares may inspect and make extracts from specified books and records of Home Federal Bancorp after proper written notice for a proper purpose. Maryland law provides that a stockholder holding less than five percent of the outstanding capital stock may inspect specified books and records. Additionally, stockholders who have for at least six months beneficially owned more than five percent of the outstanding capital stock may, upon written request, inspect and copy the corporation’s books of account, stock ledger and list of stockholders.

Limitations on Voting Rights

The charter of Home Federal Bancorp provides that, for a period of five years from the effective date of Home Federal Bank’s 2004 mutual holding company reorganization, no person, other than Home Federal MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of Home Federal Bancorp’s common stock. This restriction does not apply to:

•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of Home Federal Bancorp or any subsidiary.

The articles of incorporation of new Home Federal Bancorp contain a similar restriction that will apply for five years following the mutual-to-stock conversion of Home Federal MHC contemplated by this prospectus. In addition, the articles of incorporation of New Home Federal Bancorp generally prohibit any stockholder who beneficially owns more than 10% of new Home Federal Bancorp’s common stock from voting shares in excess of this limit.

Mergers, Consolidations and Sales of Assets

Office of Thrift Supervision regulations currently require the approval of two-thirds of the board of directors of Home Federal Bancorp and the holders of two-thirds of the outstanding shares of Home Federal Bancorp common stock for mergers, consolidations and sales of all or substantially all of its assets. These regulations permit Home Federal Bancorp to merge with another corporation without obtaining the approval of Home Federal Bancorp’s stockholders if:

•	the transaction does not involve an interim savings institution;

•	the charter of Home Federal Bancorp is not changed;

•	each share of Home Federal Bancorp stock outstanding immediately before the transaction is to be an identical outstanding share or a treasury share of Home Federal Bancorp after the transaction; and

•
either: (1) no shares of voting stock of Home Federal Bancorp and no securities convertible into such stock are to be issued in the transaction; or (2) the shares of voting stock of Home Federal Bancorp to be issued in the transactions, do not exceed 15% of the total shares of voting stock of Home Federal Bancorp outstanding immediately before the transaction.

Under Maryland law and the articles of incorporation of new Home Federal Bancorp, a proposed consolidation, merger, transfer of assets or share exchange involving new Home Federal Bancorp generally must be approved by new Home Federal Bancorp’s board of directors and by the holders of a majority of the outstanding shares of New Home Federal Bancorp stock entitled to vote on the matter. This stockholder approval requirement does not apply in a share exchange or transfer of assets transaction where new Home Federal Bancorp is the successor or transferee, or to a merger where new Home Federal Bancorp is the survivor and either no new Home Federal Bancorp stock is issued in the merger or the number of shares of new Home Federal Bancorp stock issued does not exceed 20% of the shares outstanding prior to the merger.

Business Combinations with Interested Stockholders

New Home Federal Bancorp’s articles of incorporation provide that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of new Home Federal Bancorp require, in addition to any vote required by law, the approval of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (1) a majority of the disinterested directors of new Home Federal Bancorp have approved the business combination or (2) certain fair price and procedural requirements are satisfied. An “interested stockholder” generally means a person who is a greater than 10% stockholder of new Home Federal Bancorp or who is an affiliate of new Home Federal Bancorp and at any time within the past two years was a greater than 10% stockholder of new Home Federal Bancorp. This provision could tend to make the acquisition of new Home Federal Bancorp more difficult to accomplish without the cooperation or favorable recommendation of new Home Federal Bancorp’s board of directors.

Neither the charter and bylaws of Home Federal Bancorp nor the federal laws and regulations applicable to Home Federal Bancorp contain a provision that restricts business combinations between Home Federal Bancorp and any interested stockholder in the manner set forth above.

Dissenters’ Rights of Appraisal

Office of Thrift Supervision regulations provide generally that in a merger, consolidation or sale of all or substantially all of the assets of a federally chartered savings and loan association, savings bank or savings and loan holding company, each stockholder of such an institution or company has the right to demand payment of the fair or appraised value of his or her stock, subject to specified procedural requirements. This right does not apply where, as in the case of Home Federal Bancorp, the stock of the institution or company is listed on a national securities exchange and the consideration the stockholder is required to accept for his or her shares in the transaction consists of cash, shares of another institution or company which are listed on a national securities exchange, or a combination of both.

Under Maryland law, because the stock of new Home Federal Bancorp will be listed on a national securities exchange, stockholders of new Home Federal Bancorp will not be entitled to appraisal rights with respect to their shares in any transaction, regardless of the form of consideration to be paid for their shares.

Evaluation of Offers

The articles of incorporation of new Home Federal Bancorp provide that its board of directors, when evaluating a transaction that would or may involve a change in control of new Home Federal Bancorp (including a tender or exchange offer, merger or consolidation or sale of all or substantially all of the assets of new Home Federal Bancorp) may, in connection with the exercise of its judgment in determining what is in the best interest of new Home Federal Bancorp and its stockholders, give consideration to the following factors:

•	the immediate and long-term, economic effect upon new Home Federal Bancorp’s stockholders, including stockholders, if any, who do not participate in the transaction;

•
the social and economic effect on the employees, creditors and customers of, and others dealing with, new Home Federal Bancorp and its subsidiaries and on the communities in which new Home Federal Bancorp and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of new Home Federal Bancorp;

•	whether a more favorable price could be obtained for new Home Federal Bancorp’s stock or other securities in the future;

•
the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of new Home Federal Bancorp and its subsidiaries;

•	the future value of the stock or any other securities of new Home Federal Bancorp or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•
the business and historical, current or projected future financial condition or operating results of the other entity to be involved in the proposed transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•
the ability of new Home Federal Bancorp to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution.

If new Home Federal Bancorp’s board of directors determines that any proposed transaction of the type described above should be rejected, it may take any lawful action to defeat the transaction, including, but not limited to, any or all of the following:

•	advising stockholders not to accept the proposal;

•	instituting litigation against the party making the proposal;

•	filing complaints with governmental and regulatory authorities;

•	acquiring the stock or any other securities of new Home Federal Bancorp;

•	increasing the authorized capital stock of new Home Federal Bancorp;

•	selling or otherwise issuing authorized but unissued stock, other securities or granting options or rights with respect to authorized but unissued stock;

•	acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and

•	obtaining a more favorable offer from another individual or entity.

By having these standards in the articles of incorporation of new Home Federal Bancorp, the board of directors may be in a stronger position to oppose such a transaction if the board concludes that the transaction would not be in the best interest of new Home Federal Bancorp, even if the price offered is significantly greater than the then market price of any equity security of new Home Federal Bancorp.

Neither the charter nor the bylaws of Home Federal Bancorp contain similar provisions.

Prevention of Greenmail

New Home Federal Bancorp’s articles of incorporation generally prohibit new Home Federal Bancorp from acquiring any of its own equity securities from a beneficial owner of 5% or more of new Home Federal Bancorp’s voting stock unless: (i) the acquisition is approved by the holders of at least 80% of new Home Federal Bancorp’s voting stock not owned by the seller, voting together as a single class; (ii) the acquisition is made as part of a tender or exchange offer by new Home Federal Bancorp or a subsidiary of new Home Federal Bancorp to purchase securities of the same class on the same terms to all holders of such securities; (iii) the acquisition is pursuant to an open market purchase program approved by a majority of the board of directors, including a majority of the disinterested directors; or (iv) the acquisition is at or below the market price of the new Home Federal Bancorp common stock and is approved by a majority of the board of directors, including a majority of the disinterested directors. The purpose of this provision is to discourage someone from accumulating a large ownership interest in new Home Federal Bancorp with the purpose of pressuring new Home Federal Bancorp to purchase his or her shares at a premium to the market price (a tactic commonly referred to as “greenmail”).

Neither the charter nor the bylaws of Home Federal Bancorp contain a similar provision.

Amendment of Governing Instruments

No amendment of the charter of Home Federal Bancorp may be made unless it is first proposed by the board of directors, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting of stockholders. The articles of incorporation of new Home Federal Bancorp generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C of Article 5 (Issuing Preferred Stock; Limitation of Voting Common Stock), Article 7 (Number, Classification, Election and Removal of Directors), Article 8 and 14 (Amendment of Governing Instruments), Article 9 (Approval of Certain Business Combinations), Article 11 (Acquisitions of Securities from Interested Persons (anti-greenmail provision)), 12 (Indemnification of Directors and Officers) and Article 13 (Limitation of Liability of Directors and Officers) must be approved by the board of directors and by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the stockholders in order to increase or decrease the number of authorized shares of common stock or preferred stock.

The bylaws of Home Federal Bancorp may be amended in a manner consistent with regulations of the Office of Thrift Supervision and shall be effective after: (1) approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the stockholders of Home Federal Bancorp at any legal meeting; and (2) receipt of applicable regulatory approval. The bylaws of new Home Federal Bancorp may be amended by the board of directors with a majority vote of the total number of directors assuming no vacancies on the board, or by the stockholders by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

RESTRICTIONS ON ACQUISITIONS OF
NEW HOME FEDERAL BANCORP AND HOME FEDERAL BANK

The principal federal regulatory restrictions that affect the ability of any person, firm or entity to acquire new Home Federal Bancorp, Home Federal Bank or a controlling interest in their respective capital stock are described below. Certain provisions in new Home Federal Bancorp’s articles of incorporation and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire new Home Federal Bancorp also are described below. These descriptions are qualified by reference to the laws and regulations referred to and the provisions of the charter and bylaws of new Home Federal Bancorp.

Federal Law

Home Federal Bank is a federal savings bank. Acquisitions of control of Home Federal Bank by an individual are governed by the Change in Bank Control Act and by another company are governed by Section 10 of the Home Owners’ Loan Act. The Office of Thrift Supervision has promulgated regulations under these laws.

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other individuals, may acquire control of a federal savings bank, unless the Office of Thrift Supervision has been given 60 days prior written notice. Similar notice is required to be provided to the Office of Thrift Supervision by an individual acquiring a similar ownership interest in a savings and loan holding company. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings association without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. In addition, acquisitions of control of a savings and loan holding company by another company are subject to registration, examination and regulation by the Office of Thrift Supervision. In addition, acquisitions of control of a savings and loan holding company by another company are subject to the approval of the Office of Thrift Supervision.

Pursuant to the acquisition of control regulations of the Office of Thrift Supervision, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or ob more than 25% of any class of stock of a savings institution, where certain enumerated “control factors” are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

For a period of three years following completion of the reorganization, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of new Home Federal Bancorp or Home Federal Bank without Office of Thrift Supervision approval.

State Law

Business Combination Statute. Maryland law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. New Home Federal Bancorp has opted-out of the Maryland business combination statute through a provision in its articles of incorporation. As described under “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp’s Stockholders-Business Combinations with Interested Stockholders,” however, the articles of incorporation of new

Home Federal Bancorp contain a provision governing business combinations with interested stockholders that works in a manner similar to the Maryland business combination statute.

Control Share Acquisition Statute. Maryland law also contains a control share acquisition statute which, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a provision in its articles of incorporation or bylaws, which new Home Federal Bancorp has done pursuant to its bylaws. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of new Home Federal Bancorp common stock. Though not expected, new Home Federal Bancorp could decide to become subject to the Maryland control share acquisition statute by amending its bylaws to eliminate the opt-out provision.

Articles of Incorporation and Bylaws of New Home Federal Bancorp

Certain provisions in new Home Federal Bancorp’s articles of incorporation and bylaws may be deemed to affect the ability of a person, firm or entity to acquire new Home Federal Bancorp The following discussion is a summary of the material provisions. This summary is necessarily general and qualified by reference to the articles of incorporation and bylaws. Certain of these provisions, in addition to discouraging a takeover attempt that a majority of our stockholders might determine to be in their best interest or in which our stockholders might receive a premium over the current market prices for their shares, may have the effect of rendering the removal of our management more difficult. Some of these provisions are described in greater detail under “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp Stockholders.”

Classified Board of Directors. Like the board of directors of Home Federal Bancorp, the board of directors of new Home Federal Bancorp is required by its articles of incorporation to be divided into three staggered classes which are as equal in size as is possible. One class is required to be elected annually for three-year term (or for such shorter period of time as the board of directors may determine). A classified board promotes continuity and stability of management, but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Prohibition on Cumulative Voting. Like the charter of Home Federal Bancorp, new Home Federal Bancorp’s articles of incorporation provides that there will not be cumulative voting by stockholders for the election of new Home Federal Bancorp’s directors. This could prevent minority stockholder representation on new Home Federal Bancorp’s board of directors.

Removal of Directors. The articles of incorporation of new Home Federal Bancorp provides that any director may be removed by stockholders only for cause upon the affirmative vote of the holders of not less than 80% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class. This high vote threshold will make it very difficult for stockholders to remove directors outside of an election at an annual meeting of stockholders.

Authorized but Unissued Shares of Capital Stock. Following the stock offering, new Home Federal Bancorp will have authorized but unissued shares of preferred stock and common stock. See “Description of Capital Stock.” These shares could be used by the board of directors to make it more difficult or to discourage an attempt to obtain control of new Home Federal Bancorp through a merger, tender offer, proxy contest or otherwise. The board of directors of new Home Federal Bancorp also has the ability to amend the articles of incorporation, without stockholder approval, to increase the number of authorized shares of common or preferred stock.

Restrictions on Acquisition of Shares and Vote Sterilization. New Home Federal Bancorp’s articles of incorporation provides that for a period of five years from the date of completion of the conversion, no person may offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of new Home Federal Bancorp. In addition, at no time may a person beneficially owning in excess of 10% of the outstanding shares of new Home Federal Bancorp common stock vote the excess shares.

Special Meetings of Stockholders. New Home Federal Bancorp’s bylaws provide that special meetings of stockholders may be called only by new Home Federal Bancorp’s President or by its board of directors by a resolution adopted by a majority of the number of authorized directors, or by the holders of a majority of the stock entitled to vote at the meeting.

Action by Stockholders Without a Meeting. The bylaws of new Home Federal Bancorp provide for action to be taken by stockholders without a meeting only if all stockholders entitled to vote on the action consent to taking such action without a meeting. The practical effect of this provision is that stockholders of new Home Federal Bancorp will only be able to take action at a duly called meeting of stockholders.

Procedures for Stockholder Nominations. As described under “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp Stockholders-Stockholder Nominations and Proposals,” new Home Federal Bancorp’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the secretary of new Home Federal Bancorp in advance of the meeting date. The board of directors believes that it is in the best interests of new Home Federal Bancorp and its stockholders to provide enough time for management to disclose to stockholders information about a opposition slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any opposition slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study these proposals and to determine whether to recommend to the stockholders that these proposals be adopted.

Procedures for Certain Business Combinations. As described under “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp-Business Combinations with Interested Stockholders,” new Home Federal Bancorp’s articles of incorporation provide that certain business combinations with greater than 10% stockholders require a supermajority stockholder vote unless the transaction is approved by a majority of the disinterested directors or certain fair price and procedure requirements are satisfied. This could make it more difficult to accomplish a business combination with large stockholder where the transaction does not have the support of a majority of the disinterested members of the board.

Consideration of Offers. As described under “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp-Consideration of Other Offers,” the articles of incorporation of new Home Federal Bancorp provide that the board of directors, when evaluating a transaction that could involve a change in control of new Home Federal Bancorp, may consider a variety of different factors that could enable the board to oppose such a transaction even if the price offered is significantly greater than the then market price of new Home Federal Bancorp common stock.

Anti-Greenmail Provision. As described under “Comparison of Rights of New Home Federal Bancorp and Home Federal Bancorp-Prevention of Greenmail,” the articles of incorporation of new Home Federal Bancorp contain a provision that may discourage a would-be hostile acquiror from seeking control of new Home Federal Bancorp by prohibiting new Home Federal Bancorp from paying a premium to buy-out the acquiror’s interest at a premium without approval by the holders of at least 80% of the outstanding shares.

Amendment to Articles of Incorporation and Bylaws. Amendments to new Home Federal Bancorp’s articles of incorporation generally must be approved by the board of directors and also by the holders of a majority of the outstanding shares of new Home Federal Bancorp stock, though the board may amend the articles of incorporation without stockholder approval to increase the number of authorized shares of common or preferred stock. Approval by the holders of at least 80% of the shares is required to amend provisions relating to the terms of preferred stock, the voting limitation on greater than 10% stockholders, the number, classification, election and removal of directors, the approval of certain business combinations with greater than 10% stockholders, the prevention of greenmail, the indemnification of officers and directors, the limitation on liability of officers and directors; and the manner of amending the bylaws and articles of incorporation. Stockholders may amend new Home Federal Bancorp’s bylaws only with the approval of the holders of at least 80% of the outstanding shares, a very difficult vote to obtain especially if the amendment does not have the support of the board of directors and management.

DESCRIPTION OF CAPITAL STOCK

General

New Home Federal Bancorp is a newly formed Maryland corporation. It is authorized to issue 90,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of serial preferred stock, par value $0.01 per share. We will issue between 10,200,000 and 13,800,000 shares of common stock in the stock offering, subject to adjustment up to 15,870,000 shares. Upon payment of the purchase prices shares of common stock issued in the stock offering will be fully paid and non-assessable. No shares of preferred stock will be issued in the Stock Offering. Subject to the listing requirements of the NASDAQ Stock Market, the board of directors generally can, without stockholder approval, issue additional shares of common stock. The board of directors also can, without stockholder approval, amend the articles of incorporation to change the number of authorized shares of common or preferred stock.

Common Stock

Each share of common stock will have the same relative rights as, will be identical in all respects with, each other share of common stock. The common stock will represent non-withdrawable capital, will not be an account of insurable type and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Dividends. New Home Federal Bancorp can pay dividends if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if new Home Federal Bancorp were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of new Home Federal Bancorp will be entitled to receive and share equally in dividends as may be declared by the board of directors of new Home Federal Bancorp out of funds legally available for dividends. If new Home Federal Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends. Office of Thrift Supervision regulations also limit our ability to pay dividends. See “We Intend to Continue To Pay Quarterly Cash Dividends.”

Voting Rights. After the conversion, the holders of common stock of new Home Federal Bancorp will possess exclusive voting rights in new Home Federal Bancorp unless and until shares of preferred stock with voting rights are issued. Subject to the provision of new Home Federal Bancorp’s articles of incorporation which prohibits a person who beneficially owns more than 10% of the common stock from voting the excess shares, the holders of shares of common stock will be entitled to one vote for each share held on all matters subject to stockholder vote. The holders of common stock will not have the right to cumulate votes in the election of directors.

Liquidation Rights. In the event of any liquidation, dissolution, or winding-up of new Home Federal Bancorp, the holders of the common stock generally would be entitled to receive, after payment of all debts and liabilities of new Home Federal Bancorp (including all debts and liabilities of Home Federal Bank and distribution of the balance in the special liquidation account of Home Federal Bank to eligible account holders and supplemental eligible account holders), all assets of new Home Federal Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights; Redemption. Because the holders of the common stock do not have any preemptive rights with respect to any shares that may be issued by new Home Federal Bancorp, the board of directors may sell shares of capital stock of new Home Federal Bancorp without first offering these shares to existing stockholders. The common stock will not be subject to any redemption provisions.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of serial preferred stock and to fix and state voting powers, designations, preferences, or other special rights of preferred stock and the qualifications, limitations and restrictions of those shares as the board of directors may determine in its discretion. Preferred stock may be issued in distinctly designated series, may be convertible into common stock and may rank prior to the common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

The authorized but unissued shares of preferred stock and the authorized but unissued and unreserved shares of common stock will be available for issuance in future mergers or acquisitions, in future public offerings or private placements. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued or under the listing requirements of the NASDAQ Stock Market, no stockholder approval generally would be required for the issuance of these shares.

OTHER MATTERS

          As of the date of this proxy statement/prospectus, the board of directors of Home Federal Bancorp does not know of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters that fall within the purposes set forth in the Notice of Special Meeting, including the adjournment of the special meeting to a later date in order to permit further solicitation of proxies. In the event that there are not sufficient votes to constitute a quorum or to approve the plan of conversion and reorganization at the time of the special meeting, the proposal under consideration may not be approved unless such stockholder meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. If it is necessary to adjourn the special meeting, no notice of the adjourned stockholder meeting is required to be given to Home Federal Bancorp’s stockholders, other than an announcement at the stockholder meeting of the hour, date and place to which the stockholder meeting is adjourned. No proxy that is voted against the plan of conversion and reorganization will be voted in favor of any adjournment or postponement of the special meeting.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for new Home Federal Bancorp common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

The consolidated financial statements of Home Federal Bancorp and Subsidiary as of September 30, 2006 and 2005 and for each of the three years in the three-year period ended September 30, 2006 have been included herein and in the registration statement in reliance upon the report of Moss Adams LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report to new Home Federal Bancorp setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

The legality of the common stock has been passed upon for new Home Federal Bancorp by Breyer & Associates PC, McLean, Virginia, special counsel to Home Federal Bank and Home Federal Bancorp. The federal income tax consequences of the conversion have been passed upon for new Home Federal Bancorp and Home Federal Bank by Silver, Freedman and Taff, L.L.P., Washington D.C. The Idaho income tax consequences of the conversion have been passed upon for Home Federal Bank by Munther Goodrum Sperry, Chartered, Boise, Idaho. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Elias, Matz, Tiernan & Herrick, LLP, Washington, D.C.

WHERE YOU CAN FIND MORE INFORMATION

New Home Federal Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of this material can be obtained from the Securities and Exchange Commission at prescribed rates. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including new Home Federal Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. We believe, however, that we have included the material information an investor needs to consider in making an investment decision. Home Federal Bank also maintains a website (http://www.myhomefed.com), which contains various information about Home Federal Bank.

Home Federal Bank has filed with the Office of Thrift Supervision an Application for Approval of Conversion, which includes proxy materials for the special meeting of members and certain other information. This prospectus omits certain information contained in the Application for Approval of Conversion. The Application for Approval of Conversion, including the proxy materials, exhibits and certain other information, may be inspected, without charge, at the office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552 and the office of the Regional Director of the Office of Thrift Supervision at the West Regional office of the Office of Thrift Supervision, Pacific Plaza, 2001 Junipero Serra Boulevard, Suite 650, Daly City, California 94014.

In connection with the conversion, new Home Federal Bancorp has registered its common stock with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, new Home Federal Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion and reorganization, new Home Federal Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

A copy of the plan of conversion and reorganization, the articles of incorporation and bylaws of new Home Federal Bancorp and Home Federal Bank are available without charge from Home Federal Bank. Requests for such information should be directed to: Daniel L. Stevens, Home Federal Bank, 500 12th Avenue South, Nampa, Idaho 83651.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2007 (unaudited) and September 30, 2006 and 2005	F-4

Consolidated Statements of Income for the Nine Months Ended June 30, 2007 (unaudited) and 2006 (unaudited) and For the Years Ended September 30, 2006, 2005 and 2004	F-5

Consolidated Statements of Stockholders’ Equity for the Nine Months Ended June 30, 2007 (unaudited) and For the Years Ended September 30, 2006, 2005 and 2004	F-6

Consolidated Statements of Cash Flows for the Nine Months Ended June 30, 2007 (unaudited) and 2006 (unaudited) and For the Years Ended September 30, 2006, 2005 and 2004	F-8

Selected Notes to Consolidated Financial Statements	F-10

All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

The financial statements of new Home Federal Bancorp, Inc. have been omitted because new Home Federal Bancorp, Inc. has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

MOSS ADAMS LLP
CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Home Federal Bancorp, Inc. and Subsidiary
Nampa, Idaho

We have audited the accompanying consolidated balance sheet of Home Federal Bancorp, Inc. and subsidiary (Company) as of September 30, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2006. We also have audited management’s assessment included in the accompanying Management, Annual Report on Internal Control over Financial Reporting that the Company maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over consolidated financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect of the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the three-year period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by COSO. Furthermore, in our opinion, the Company maintained, in all material

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Spokane, Washington
December 8, 2006

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(In thousands, except share data)
	June 30,	September 30,	September 30,
	2007	2006	2005

	(unaudited)
ASSETS
Cash and amounts due from depository institutions	$23,086	$18,385	$19,033
Mortgage-backed securities available for sale, at fair value	166,755	12,182	14,830
Mortgage-backed securities held to maturity, at cost	—	183,279	180,974
FHLB stock, at cost	9,591	9,591	9,591
Loans receivable, net of allowance for loan losses of $2,748, $2,974 and $2,882	491,768	503,065	430,944
Loans held for sale	4,363	4,119	5,549
Accrued interest receivable	2,880	3,025	2,458
Property and equipment, net	12,271	12,849	11,995
Mortgage servicing rights, net	2,269	2,492	2,671
Bank owned life insurance	11,065	10,763	10,099
Real estate and other property owned	153	—	534
Deferred income tax asset	1,757	—	—
Other assets	2,357	1,542	899

TOTAL ASSETS	$728,315	$761,292	$689,577

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposit accounts
Noninterest-bearing demand deposits	$34,368	$44,626	$46,311
Interest-bearing demand deposits	133,770	128,276	127,330
Savings deposits	23,465	23,655	25,219
Certificates of deposit	227,095	233,724	197,465

Total deposit accounts	418,698	430,281	396,325

Advances by borrowers for taxes and insurance	921	2,133	3,898
Interest payable	773	971	1,670
Deferred compensation	4,418	3,875	3,049
FHLB advances	189,264	210,759	175,932
Deferred income tax liability	—	800	1,205
Other liabilities	4,243	4,604	6,131

Total liabilities	618,317	653,423	588,210

STOCKHOLDERS’ EQUITY
Serial preferred stock, $.01 par value; 5,000,000 authorized, issued and outstanding, none	—	—	—
Common stock, $.01 par value; 50,000,000 authorized, issued and outstanding:	152	152	149
June 30, 2007 – 15,278,803 issued, 15,232,243 outstanding
Sept. 30, 2006 – 15,208,750 issued, 15,169,114 outstanding
Sept. 30, 2005 – 15,208,750 issued, 14,910,658 outstanding
Additional paid-in capital	59,209	57,222	56,115
Retained earnings	57,922	54,805	49,818
Unearned shares issued to ESOP	(3,808)	(4,134)	(4,550)
Accumulated other comprehensive loss	(3,477)	(176)	(165)

Total stockholders’ equity	109,998	107,869	101,367

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$728,315	$761,292	$689,577

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except share data)
	Nine Months Ended June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)
Interest and dividend income:
Loan interest	$25,331	$21,959	$30,175	$25,934	$23,936
Investment interest	223	114	140	313	260
Mortgage-backed securities	6,673	7,220	9,598	7,633	3,038
FHLB dividends	33	—	—	30	278

Total interest and dividend income	32,260	29,293	39,913	33,910	27,512

Interest expense:
Deposits	9,146	6,187	8,914	6,288	4,955
FHLB advances	6,942	5,696	8,003	5,943	4,695

Total interest expense	16,088	11,883	16,917	12,231	9,650

Net interest income	16,172	17,410	22,996	21,679	17,862
Provision for loan losses	71	320	138	456	900

Net interest income after provision for loan losses	16,101	17,090	22,858	21,223	16,962

Noninterest income:
Service charges and fees	6,921	6,893	9,292	8,274	7,401
Gain on sale of loans	1,168	794	1,056	382	375
Income from bank owned life insurance	301	285	383	343	493
Loan servicing fees	420	470	620	672	671
Mortgage servicing rights, net	(223)	(47)	(179)	(480)	22
Other	39	(52)	(63)	937	20

Total noninterest income	8,626	8,343	11,109	10,128	8,982

Noninterest expense:
Compensation and benefits	11,363	11,428	15,081	12,636	10,553
Occupancy and equipment	2,145	2,073	2,759	2,765	2,778
Data processing	1,549	1,364	1,802	1,616	1,549
Advertising	972	740	1,025	1,147	1,060
Postage and supplies	487	616	811	785	805
Professional services	620	641	917	905	433
Insurance and taxes	323	320	431	341	434
Charitable contribution to Foundation	—	—	—	1,825	—
Other	675	880	1,119	1,138	964

Total noninterest expense	18,134	18,062	23,945	23,158	18,576

Income before income taxes	6,593	7,371	10,022	8,193	7,368
Income tax expense	2,517	2,817	3,810	2,910	2,684

NET INCOME	$4,076	$4,554	$6,212	$5,283	$4,684

Earnings per common share:
Basic	$0.28	$0.31	$0.43	$0.36	nm	(1)
Diluted	$0.28	$0.31	$0.43	$0.36	nm	(1)
Weighted average number of shares outstanding:
Basic	14,594,936	14,478,701	14,484,982	14,696,071	nm	(1)
Diluted	14,716,165	14,503,587	14,519,778	14,702,084	nm	(1)

Dividends declared per share:	$0.165	$0.160	$0.215	$0.100	—

(1) Shares outstanding and earnings per share information are not meaningful. The Company did not complete its minority stock offering until December 6, 2004 and did not have any outstanding shares prior to that date.

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)
					Unearned
					Shares
					Issued to
					Employee	Accumulated
	Common Stock		Additional		Stock	Other	Total
			Paid-In	Retained	Ownership	Comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	Plan	Income (Loss)	Equity

Balance at Sept. 30, 2003	–	$–	$–	$40,415	$–	$(16)	$40,399
Comprehensive income:
Net income				4,684			4,684
Other comprehensive income:
Change in unrealized holding loss on securities available for sale, net of taxes						14	14

Comprehensive income:							4,698

Balance at Sept. 30, 2004	–	–	–	45,099	–	(2)	45,097
Common stock issued	15,062,746	151	58,424		(4,984)		53,591
Common stock issued to Foundation	146,004	1	1,459				1,460
Distribution to capitalize Mutual Holding Company			(50)				(50)
ESOP shares committed to be released			181		434		615
Treasury shares purchased	(298,092)	(3)	(3,899)				(3,902)
Dividends paid ($0.10 per share)(1)				(564)			(564)
Comprehensive income:
Net income				5,283			5,283
Other comprehensive income:
Change in unrealized holding loss on securities available for sale, net of taxes						(163)	(163)

Comprehensive income:							5,120

Balance at Sept. 30, 2005	14,910,658	149	56,115	49,818	(4,550)	(165)	101,367
Restricted stock issued, net of forfeitures	258,456	3	(3)				–
ESOP shares committed to be released			265		416		681
Share-based compensation expense			845				845
Dividends paid ($0.215 per share)(1)				(1,225)			(1,225)
Comprehensive income:
Net income				6,212			6,212
Other comprehensive income:
Change in unrealized holding loss on securities available for sale, net of taxes						(11)	(11)
Comprehensive income:							6,201

Balance at Sept. 30, 2006	15,169,114	152	57,222	54,805	(4,134)	(176)	107,869

(continues on next page)

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Continued)
(In thousands, except share data)

					Unearned
					Shares
					Issued to
					Employee	Accumulated
	Common Stock		Additional		Stock	Other	Total
			Paid-In	Retained	Ownership	Comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	Plan	Income (Loss)	Equity

Balance at Sept. 30, 2006	15,169,114	152	57,222	54,805	(4,134)	(176)	107,869
				(unaudited)
Restricted stock issued, net of forfeitures	(6,924)						—
ESOP shares committed to be released			292		326		618
Exercise of stock options	70,053		854				854
Share-based compensation expense			783				783
Excess tax benefits from equity compensation plans			58				58
Dividends paid ($0.165 per share) (1)				(959)			(959)
Comprehensive income:
Net income				4,076			4,076
Other comprehensive income:
Change in unrealized holding loss on securities available for sale, net of taxes						(1,352)	(1,352)
Unrealized holding loss resulting from transfer of securities from held to maturity to available for sale, net of deferred income taxes						(1,949)	(1,949)

Comprehensive income:							775

Balance at June 30, 2007	15,232,243	$152	$59,209	$57,922	$(3,808)	$(3,477)	$109,998

(1) Home Federal MHC waived its receipt of dividends on the 8,979,246 shares it owns.

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)
	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,076	$4,554	$6,212	5,283	$4,684
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,294	1,226	1,640	1,615	1,658
Net accretion of premiums and discounts on investments	(49)	(69)	(90)	(43)	(23)
(Gain) loss on sale of fixed assets and repossessed assets	(3)	115	137	(367)	40
(Gain) loss on sale of securities available for sale	(4)	—	—	11	39
Income from death benefits on bank owned life insurance	—	—	—	(456)	—
ESOP shares committed to be released	618	497	681	615	—
Equity compensation expense	783	624	845	—	—
Non-cash contribution to Foundation	—	—	—	1,460	—
Provision for loan losses	71	320	138	456	900
FHLB stock dividend	—	—	—	(30)	(278)
Deferred compensation expense	543	585	826	586	661
Net deferred loan fees	139	414	541	(153)	(289)
Deferred income tax benefit	(357)	(340)	(397)	(951)	(225)
Net gain on sale of loans	(1,168)	(794)	(1,056)	(382)	(375)
Proceeds from sale of loans held for sale	78,989	59,205	82,416	59,367	70,802
Originations of loans held for sale	(78,303)	(58,114)	(80,144)	(60,946)	(68,938)
Net decrease (increase) in value of mortgage servicing rights	223	47	(137)	300	156
Net increase in value of bank owned life insurance	(301)	(285)	(383)	(343)	(430)
Change in assets and liabilities:
Interest receivable	145	(525)	(567)	(439)	(435)
Other assets	(837)	(435)	(358)	131	(265)
Interest payable	(198)	(692)	(699)	250	481
Other liabilities	(553)	(609)	(1,652)	3,949	(1,015)

Net cash provided by operating activities	5,108	5,724	7,953	9,913	7,148

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturity of mortgage-backed securities held to maturity	13,094	21,045	28,065	21,749	12,246
Purchase of mortgage-backed securities held to maturity	—	(30,259)	(30,259)	(106,062)	(84,394)
Proceeds from sale and maturity of mortgage-backed securities available for sale	12,264	1,928	2,609	4,997	117
Purchase of mortgage-backed securities available for sale	(2,102)	—	—	(19,261)	(991)
Proceeds from sale of securities available for sale	—	—	—	—	5,429
Purchases of property and equipment	(672)	(972)	(2,447)	(2,802)	(2,953)
Purchase of FHLB stock	—	—	—	(2,244)	(506)
Loan originations and principal collections, net	11,337	(24,828)	(33,827)	(39,274)	(21,127)
Purchased loans	—	(38,782)	(38,782)	—	—

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)
(In thousands)	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)
Proceeds from disposition of property and equipment	9	19	19	562	79
Proceeds from death benefits on bank owned life insurance	—	—	—	752	—
Purchase of bank owned life insurance	—	(281)	(281)	—	—
Proceeds from sale of repossessed assets	—	510	510	223	436

Net cash provided (used) by investing activities	33,930	(71,620)	(74,393)	(141,360)	(91,664)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(11,583)	43,144	33,956	53,238	41,814
Net increase (decrease) in advances by borrowers for taxes and insurance	(1,212)	(2,802)	(1,765)	182	163
Proceeds from FHLB advances	143,835	186,550	253,425	260,950	178,299
Repayment of FHLB advances	(165,330)	(164,761)	(218,599)	(207,815)	(152,028)
Stock subscription orders received (refunded)	—	—	—	(220,813)	220,813
Capitalization of Home Federal MHC	—	—	—	(50)	—
Proceeds from exercise of stock options	854	—	—	—	—
Excess tax benefit from equity compensation plans	58	—	—	—	—
Dividends paid	(959)	(910)	(1,225)	(564)	—
Repurchase of common stock	—	—	—	(3,902)	—
Net proceeds from stock issuance	—	—	—	53,591	—

Net cash (used) provided by financing activities	(34,337)	61,221	65,792	(65,183)	289,061

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,701	(4,675)	(648)	(196,630)	204,545
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,385	19,033	19,033	215,663	11,118

CASH AND CASH EQUIVALENTS, END OF YEAR	$23,086	$14,358	$18,385	$19,033	$215,663

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$16,286	$12,575	$17,617	$11,988	$9,170
Income taxes	2,825	3,296	4,226	3,650	3,416
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of real estate and other assets in settlement of loans	$153	$2	$2	$790	$512
Fair value adjustment to securities available for sale, net of taxes	(3,301)	(125)	(11)	(163)	14
Transfer of securities from held to maturity to available for sale	171,688	—	—	—	—
Fair value adjustment to securities available for sale, net of taxes as a result of transferring securities from held to maturity to available for sale	(1,949)	—	—	—	—

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business and Reorganization:
 Home Federal Bancorp, Inc. was formed to serve as the stock holding company for Home Federal Savings and Loan Association of Nampa pursuant to the Association’s mutual holding company reorganization. In connection with the mutual holding company reorganization, the Association converted to a federally chartered stock savings bank and changed its name to Home Federal Bank. On December 6, 2004, the Company’s minority stock offering closed and 6,083,500 shares were sold at $10.00 per share, 8,979,246 shares were issued to Home Federal MHC, the mutual holding company parent of the Company, and an additional 146,004 shares were issued to the Foundation.

The Bank was founded in 1920 as a building and loan association and reorganized as a federal mutual savings and loan association in 1936. The Bank is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area. The Bank’s primary business is attracting deposits from the general public and using these funds to originate loans. It emphasizes the origination of loans secured by first mortgages on owner-occupied, residential real estate, residential development and construction, and commercial real estate. To a lesser extent, it originates other types of real estate loans, commercial business loans and consumer loans.

The Bank serves the Treasure Valley region of southwestern Idaho, which includes Ada, Canyon, Elmore and Gem Counties, through its 15 full-service banking offices and two loan centers. Nearly 40% of the state’s population lives and works in the four counties served by Home Federal Bank. Ada County has the largest population and includes the city of Boise, the state capitol. Home Federal Bank maintains its largest branch presence in Ada County with eight locations, followed by Canyon County with five offices, including the Company’s corporate headquarters in Nampa. The two remaining branches are located in Elmore and Gem Counties.

Basis of Presentation:
The consolidated financial statements presented in this report include the accounts of Home Federal Bancorp, Inc. (the “Company”) and its wholly-owned subsidiary, Home Federal Bank (the “Bank”). The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and are unaudited. All significant intercompany transactions and balances have been eliminated. In the opinion of the Company’s management, all adjustments consisting of normal recurring accruals necessary for a fair presentation of the financial condition and results of operations for the interim periods included herein have been made.

Certain information and note disclosures normally included in the Company’s annual consolidated financial statements have been condensed or omitted. Therefore, these consolidated financial statements and notes thereto should be read in conjunction with the Company’s audited financial statements and notes included in the Annual Report on Form 10-K for the year ended September 30, 2006 (“2006 Form 10-K”) filed with the Securities and Exchange Commission (“SEC”) on December 11, 2006.

Principles of Consolidation:
The consolidated financial statements of the Company include the accounts of the Company, the Bank and its wholly-owned subsidiary, Idaho Home Service Corporation. The Idaho Home Service Corporation has been inactive since September 2002. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements:
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the date of the statement of financial condition and certain revenues and expenses for the period. Actual results could differ, either positively or negatively, from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the fair market value of capitalized mortgage servicing rights, as well as deferred income taxes.

Management believes that the allowance for loan losses is adequate, and the valuation of mortgage servicing assets and computation of deferred taxes are proper. While management uses currently available information to recognize losses on loans and impairment of mortgage servicing assets, future additions to the allowance and future impairments may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and valuation of mortgage servicing assets. Such agencies may require the Company to recognize additions to the allowance or an impairment of mortgage servicing assets based on their judgments of information available to them at the time of their examination.

Cash and Cash Equivalents:
For the purposes of reporting cash flows, the Company has defined cash and cash equivalents as those amounts included in the statement of financial condition caption Cash and amounts due from depository institutions. Cash and cash equivalents, including interest-bearing deposits, are on deposit with other banks and financial institutions in amounts that periodically exceed the federal insurance limit. Management believes that its risk of loss associated with such balances is minimal due to the financial strength of the banks and financial institutions. The Company has not experienced any losses in such accounts.

Cash on Hand and in Banks:
The Company is required to maintain an average reserve balance with the Federal Reserve Bank, or maintain such reserve in cash on hand. The amount of this required reserve balance at June 30, 2007 (unaudited), September 30, 2006 and 2005 was $2.1 million, $1.9 million and $687,000, respectively.

Securities Held to Maturity:
 Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using methods that approximate the interest method over the period to maturity. Securities held to maturity consists only of mortgage-backed securities.

Securities Available for Sale:
Available for sale securities consist of mortgage-backed securities, which are not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific-identification method and are included in earnings.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. In estimating other-than-temporary losses, management considers, among other things, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospectus of the issuer, and (3) the Company’s ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Any such write-downs would be included in earnings as realized losses. Management believes that all unrealized losses on investment securities at June 30, 2007, September 30, 2006 and 2005 are temporary.

FHLB Stock:
As a member of the FHLB of Seattle, the Bank is required to maintain a minimum level of investment in capital stock of the FHLB based on specific percentages of its outstanding FHLB advances, total assets and mortgages. The Bank’s investment in FHLB of Seattle stock is carried at par value ($100 per share), which reasonably approximates its fair value. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. FHLB stock is restricted as to purchase, sale, and redemption.

Loans Held for Sale:
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loan commitments related to the origination of mortgage loans held for sale and the corresponding sales contracts are considered derivative instruments as defined by SFAS 133 (as amended). Pursuant to that Statement, they are recognized on the consolidated balance sheet in other assets and other liabilities at fair value.

Loans Receivable and Allowance for Loan Losses:
The Bank grants commercial, real estate, and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial real estate and residential real estate loans made primarily to borrowers in Idaho. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate market and/or general economic conditions in the Bank’s market area.

Loans are stated at the amount of unpaid principal, adjusted for deferred loan fees and related costs and an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Interest income is accrued on the unpaid balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent, or in the opinion of management, the collection of interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to resume payments of principal and interest.

Premiums and discounts on purchased loans are amortized over the estimated life of the loans as an adjustment to yield using the interest method.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for nonhomogeneous loan types and larger balance homogeneous loan types by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

An allowance for probable losses is maintained at a level deemed by management to be adequate to provide for probable loan losses through charges to operating expense. The allowance is based upon a periodic review of loans which includes consideration of actual net loan loss experience, changes in the size and character of the loan portfolio, identification of individual problem situations that may affect the borrower’s ability to pay, and an evaluation of current economic conditions. Loan losses are recognized through charges to the allowance.

Real Estate Acquired in Settlement of Loans:
Real estate acquired through foreclosure or deeds in lieu of foreclosure is stated at the lower of cost or estimated net realizable value. When the property is acquired, any excess of the loan balance over the estimated net realizable value is charged to the reserve for loan losses. Holding costs, subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expenses. Costs of development and improvement of the property are capitalized.

Property and Equipment:
Properties and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvements, whichever is less. Depreciation and amortization are generally computed using the straight-line method for financial statement purposes over the following estimated useful lives and lease periods:

Buildings and leasehold improvements	15-40 years
Furniture, equipment, and automobiles	3-12 years

The normal costs of maintenance and repairs are charged to expense as incurred.

Mortgage Servicing Rights:
 Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates. For purposes of measuring impairment, the rights are stratified based on loan type, size, note rate, date of origination, and term. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value. The Company utilizes an independent third party to assess the fair value of the servicing rights.

Fees earned for servicing mortgage loans are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

Income Taxes:
 Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability approach as prescribed in SFAS No. 109, Accounting for Income Taxes. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company’s income tax returns. The deferred tax provision for the year is equal to the net change in the net deferred tax liability from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

Comprehensive Income:
Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as separate components of the equity section of the statement of financial condition, such items, along with net income are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)
	(in thousands)
Unrealized holding gain (loss) on available for sale securities	$(5,505)	$(208)	$(19)	$(282)	$63
Reclassification adjustment for gain (loss) realized in income	4	—	—	(11)	(39)

Net unrealized gain (loss)	(5,501)	(208)	(19)	(271)	24
Tax effect	2,200	83	8	108	(10)

Unrealized gain (loss) after tax	$(3,301)	$(125)	$(11)	$(163)	$14

Advertising Costs:
Advertising costs are expensed as incurred. Advertising expense were $972,000 and $740,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and were $1.0 million, $1.1 million and $1.1 million for the years ended September 30, 2006, 2005, and 2004, respectively.

Recent Accounting Pronouncements:
In October 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The Statement is an amendment of Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires most public companies, as defined in the Statement, to fully recognize an asset or liability for the overfunded or underfunded status of their postretirement benefit plans in financial statements. The Statement is effective for entities with publicly traded equity securities for fiscal years ending after December 15, 2006 and did not have a significant impact on the Company’s consolidated financial condition or results of operations.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The statement permits entities to choose to measure selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. An entity may elect to early adopt as of the beginning of a fiscal year that begins on or before November 15, 2007. The Company is in the process of evaluating the impact of the statement on its consolidated financial position and results of operations.

Stock-Based Compensation:
On June 23, 2005, stockholders approved long-term stock-based benefit plans that enable the Company to grant stock options, stock appreciation rights and restricted stock awards to employees and directors. As of October 1, 2005, the Company adopted SFAS No. 123(R), Share Based Payment, which requires the recognition of compensation costs relating to share based payment transactions in the financial statements. The Company has elected the modified prospective application method of reporting, which provides for no restatement of prior periods and no cumulative adjustment to equity accounts. Prior to the adoption of SFAS No. 123(R), the Company elected to account for its stock-based compensation plans using the intrinsic value-based method of recognizing compensation costs outlined in APB Opinion No. 25, Accounting for Stock Issued to Employees, and adopted the disclosure-only provisions under SFAS No. 123, Accounting for Stock-Based Compensation.

Earnings per share (“EPS”) data:
The Company displays basic and diluted EPS in the Consolidated Statements of Income. Basic EPS is computed by dividing net income or loss by the weighted average number of shares outstanding during the period. Unallocated shares relating to the ESOP are deducted in the calculation of weighted average shares outstanding. Diluted EPS is computed by dividing net income or loss by the diluted weighted average shares outstanding, which includes common stock equivalent shares outstanding using the treasury stock method, unless such shares are anti-dilutive. Common stock equivalents include stock options and restricted stock awards.

Employee Stock Ownership Plan:
The Company accounts for its ESOP in accordance with the AICPA SOP 93-6, Employer’s Accounting for Employee Stock Ownership Plans. Dividends on allocated shares are recorded as a reduction of retained earnings and paid to plan participants or distributed to participants’ accounts. As shares are released, compensation expense is recorded equal to the then current market price of the shares and the shares become available for earnings per share calculations. The Company records cash dividends on unallocated shares as a reduction of debt or accrued interest.

Concentrations of Credit Risk:
The Bank accepts deposits and grants credit primarily within the Treasure Valley region of southwestern Idaho, which includes Ada, Canyon, Elmore and Gem Counties. The Bank has a diversified loan portfolio and grants consumer, residential, commercial, and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real-estate-related. The ability of the Bank’s debtors to honor their contracts is dependant upon the real estate and general economic conditions in the area. The Bank also regularly monitors real-estate related loans that include terms that may give rise to a concentration of credit risk, including high loan-to-value loans and interest-only loans.

Reclassifications:
Certain reclassifications have been made to prior year’s financial statements in order to conform with the current year presentation. The reclassifications had no effect on previously reported net income or equity.

Note 2 - Securities

Our investment policies are designed to provide and maintain adequate liquidity and to generate favorable rates of return without incurring undue interest rate or credit risk. The investment policies generally limit investments to mortgage-backed securities, U.S. Government and agency securities, municipal bonds, certificates of deposit and marketable corporate debt obligations. Investment in mortgage-backed securities includes those issued or guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. We may purchase mortgage-backed securities to supplement loan originations for portfolio during periods when we are not able to originate the desired level of portfolio loans.

During the quarter ended June 30, 2007, the Company transferred its entire portfolio of held to maturity mortgage-backed securities to available for sale to meet the additional liquidity needs associated with increasing commercial banking activities. As a result, mortgage-backed securities with an amortized cost, gross unrealized gains and gross unrealized losses of $171.7 million, $228,000 and $3.5 million, respectively were transferred to the available for sale category. As part of its liquidity management, the Company does not intend to classify any securities as held to maturity for a minimum of two years.

Mortgage-backed securities available for sale consisted of the following:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(in thousands)

	June 30, 2007 (unaudited)

Agency mortgage-backed securities	$169,076	$85	$(5,756)	$163,405
Non-agency mortgage-backed	3,475	—	(125)	3,350

Total	$172,551	$85	$(5,881)	$166,755

	September 30, 2006

Agency mortgage-backed securities	$12,476	$—	$(294)	$12,182

	September 30, 2005

Agency mortgage-backed securities	$15,105	$—	$(275)	$14,830

The contractual maturities of mortgage-backed securities available for sale are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties.

	June 30, 2007		September 30, 2006

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(unaudited)
	(in thousands)

Due within one year	$67	$67	$—	$—
Due after one year through five years	335	339	—	—
Due after five years through ten years	6,924	6,703	574	554
Due after ten years	165,225	159,646	11,902	11,628

Total	$172,551	$166,755	$12,476	$12,182

Proceeds from sales of securities available for sale amounted to $3.9 million and $— million for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited) and $—, $935,000 and $5.4 million for the years ended September 30, 2006, 2005, and 2004, million respectively. Gross realized gains were $4,000 for the nine months ended June 30, 2007 (unaudited), and were included in other noninterest income on the Consolidated Statement of Income. Gross realized losses were $—, $11,000 and $39,000 for the years ended September 30, 2006, 2005, and 2004, respectively, and were included in other noninterest income on the Consolidated Statement of Income.

Mortgage-backed securities held to maturity consisted of the following:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

		(in thousands)

	June 30, 2007 (unaudited)

Agency mortgage-backed securities	$—	$—	$—	$—
Non-agency mortgage-backed securities	—	—	—	—

Total	$—	$—	$—	$—

	September 30, 2006

Agency mortgage-backed securities	$179,738	$138	$(4,470)	$175,406
Non-agency mortgage-backed securities	3,541	—	(105)	3,436

Total	$183,279	$138	$(4,575)	$178,842

	September 30, 2005

Agency mortgage-backed securities	$177,336	$323	$(2,607)	$175,052
Non-agency mortgage-backed securities	3,638	—	(77)	3,561

Total	$180,974	$323	$(2,684)	$178,613

The contractual maturities of mortgage-backed securities held to maturity are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties.

	June 30, 2007		September 30, 2006

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(unaudited)
		(in thousands)

Due within one year	$—	$—	$68	$68
Due after one year through five years	—	—	788	794
Due after five years through ten years	—	—	6,955	6,725
Due after ten years	—	—	175,468	171,255

Total	$—	$—	$183,279	$178,842

The fair value of temporarily impaired securities, the amount of unrealized losses and the length of time these unrealized losses existed as of June 30, 2007 and September 30, 2006 are as follows:

	June 30, 2007 (unaudited)

	Less than 12 months		12 months or longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

			(in thousands)
Mortgage-backed securities, available for sale	$13,506	$(111)	$140,747	$(5,770)	$154,253	$(5,881)

Total	$13,506	$(111)	$140,747	$(5,770)	$154,253	$(5,881)

	September 30, 2006

	Less than 12 months		12 months or longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

			(in thousands)
Mortgage-backed securities, available for sale	$—	$—	$12,182	$(294)	$12,182	$(294)
Mortgage-backed securities, held to maturity	38,511	(486)	125,178	(4,089)	163,689	(4,575)

Total	$38,511	$(486)	$137,360	$(4,383)	$175,871	$(4,869)

Management has evaluated these securities and has determined that the decline in the value is temporary and not related to the underlying credit quality of the issuers or an industry specific event. The declines in value are on securities that have contractual maturity dates and future principal payments will be sufficient to recover the current amortized cost of the securities. The Company has the ability and intent to hold the securities for a reasonable period of time for a forecasted recovery of the amortized cost.

As of June 30, 2007 (unaudited) and September 30, 2006, the Bank had pledged mortgage-backed securities with an amortized cost of $95.2 million and $105.4 million and a fair value of $90.6 million and $102.1 million as collateral for FHLB advances. As of June 30, 2007 (unaudited), mortgage-backed securities with an amortized cost of $7.1 million and a fair value of $6.8 million were pledged to the Federal Reserve Bank as collateral for treasury tax and loan funds held by the Bank and for borrowings from the discount window. As of June 30, 2007 (unaudited) and September 30, 2006, the Company has also pledged a mortgage-backed security with an amortized cost of $2.5 million and $3.0 million and a fair value of $2.4 million and $2.8 million as collateral for a $1.5 million revolving line of credit from the Bank. As of June 30, 2007 (unaudited) and September 30, 2006, there was no balance owed on the line of credit.

Note 3 - Loans Receivable

Loans receivable are summarized as follows:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
	(in thousands)
Real Estate:
One- to four-family residential	$259,600	$293,640	$252,126
Multi-family residential	6,910	7,049	5,454
Commercial	134,734	125,401	116,432

Total real estate	401,244	426,090	374,012

Real Estate Construction:
One- to four-family residential	21,296	23,678	14,421
Multi-family residential	997	—	1,427
Commercial and land development	23,895	16,344	7,470

Total real estate construction	46,188	40,022	23,318

Consumer:
Home equity	40,328	34,143	28,558
Automobile	2,433	3,245	4,576
Other consumer	1,393	1,300	1,530

Total consumer	44,154	38,688	34,664

Commercial business	4,064	2,480	2,759

	495,650	507,280	434,753
Less:
Deferred loan fees	1,134	1,241	927
Allowance for loan losses	2,748	2,974	2,882

Loans receivable, net	$491,768	$503,065	$430,944

The majority of residential mortgage loans are pledged as collateral for FHLB advances (see Note 7).

The contractual maturity of loans receivable at June 30, 2007 (unaudited), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

	Within 1	One Year	After 5
	Year	To 5 Years	Years	Total

	(in thousands)
Real estate:
One- to four-family residential	$25	$2,974	$256,601	$259,600
Multi-family residential	—	—	6,910	6,910
Commercial	2,294	6,158	126,282	134,734

Total real estate	2,319	9,132	389,793	401,244

Real estate construction:
One- to four-family residential	18,088	1,098	2,110	21,296
Multi-family residential	—	147	850	997
Commercial and land development	8,055	4,278	11,562	23,895

Total real estate construction	26,143	5,523	14,522	46,188

Consumer:
Home equity	689	2,532	37,107	40,328
Automobile	21	2,103	309	2,433
Other consumer	978	405	10	1,393

Total consumer	1,688	5,040	37,426	44,154

Commercial business	2,670	1,247	147	4,064

Total loans receivable	$32,820	$20,942	$441,888	$495,650

The interest rates on loans at June 30, 2007 (unaudited), fall into the following fixed and variable components (in thousands):

Fixed rates	$215,209
Variable rates	280,441

Total loans receivable	$495,650

An analysis of the changes in the allowance for loan losses is as follows:

			Year Ended September 30,
	June 30,	June 30,
	2007	2006	2006	2005	2004

	(unaudited)
	(in thousands)

Beginning balance	$2,974	$2,882	$2,882	$2,637	$1,853
Provision for loan losses	71	320	138	456	900
Charge offs	(115)	(64)	(70)	(234)	(136)
Recoveries	10	22	24	23	20
Transfer to unfunded commitments	(192)	—	—	—	—

Ending balance	$2,748	$3,160	$2,974	$2,882	$2,637

At June 30, 2007 (unaudited) and September 30, 2006, 2005 and 2004, the Company did not have any impaired loans. The average balance of impaired loans was approximately $94,000, $14,000, $152,000 and $93,000 for the nine months ended June 30, 2007 and for the years ended September 30, 2006, 2005 and 2004, respectively. No interest income was recognized on impaired loans as of June 30, 2007 and September 30, 2006, 2005 and 2004, respectively. As of June 30, 2007 and September 30, 2006, 2005, and 2004, the Company had no accruing loans that were contractually past due 90 days or more. The Company is not committed to lend additional funds to debtors whose loans have been modified.

Note 4 - Mortgage Servicing Rights

Mortgage servicing rights represent the fair value of the future loan servicing fees from the right to service loans for others. The unpaid principal balances of loans serviced at June 30, 2007 (unaudited) and June 30, 2006 (unaudited) were $197.6 million and $221.0 million respectively. The unpaid principal balances of loans serviced for others at September 30, 2006, 2005, and 2004 were $216.7 million, $242.3 million, and $257.0 million, respectively. Loans serviced for others are not included in the consolidated statements of financial condition. In general, during periods of falling interest rates, mortgage loans prepay faster and the value of the mortgage servicing rights declines. Conversely, during periods of rising rates, the value of the mortgage servicing rights generally increases as a result of slower rates of prepayments. The Company does not use derivatives to hedge fluctuations in the fair value of the servicing rights.

As of October 1, 2006, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets, to measure mortgage servicing rights using the fair value method. As a result, the Company measures each class of mortgage servicing rights at fair value at each reporting date, and reports changes in fair value in earnings in the period in which the change occurs. Prior to the adoption of SFAS No. 156, the Company elected to account for its mortgage servicing rights using the amortization method previously required by SFAS No. 140.

The Company has identified two classes of mortgage servicing assets based upon the nature of the collateral, interest rate mechanism and nature of the loan. The Company uses an independent third party to periodically value the residential mortgage servicing rights using information such as anticipated prepayment speeds, discount rates and servicing fees associated with the type of loans sold. The mortgage servicing rights associated with commercial loans, which represent an immaterial portion of total mortgage servicing rights, are evaluated internally on a periodic basis.

Upon the change from the amortization method to fair value accounting under SFAS No. 156, the calculation of amortization and the assessment of impairment were discontinued. Those measurements have been replaced by adjustments to fair value that encompass market-driven valuation changes. Under the fair value method, the changes in fair value are reported in “Mortgage servicing rights, net” on the Consolidated Statements of Income.

The following table lists the classes of servicing rights, activities in the balance of each class and fees earned for the periods indicated:

	Nine Months Ended		Year Ended
	June 30,		September 30,

Servicing Right Classes	2007	2006	2006	2005	2004

	(unaudited)
			(in thousands)

One- to four-family residential loans:
Beginning Balance	$2,468	$2,615	$2,615	$3,061	$3,033
Additions for new mortgage servicing rights capitalized	45	114	153	429	741
Adjustments to fair value	(260)	—	(437)	(575)	—
Amortization of servicing rights	—	(351)	—	—	(557)
Write-up (impairment)	—	201	137	(300)	(156)

Ending Balance	$2,253	$2,579	$2,468	$2,615	$3,061

Commercial real estate loans:
Beginning Balance	$24	$56	$56	$91	$97
Additions for new mortgage servicing rights capitalized	—	—	—	11	—
Adjustments to fair value	(8)	—	—	—	—
Amortization of servicing rights	—	(11)	(32)	(46)	(6)

Ending Balance	$16	$45	$24	$56	$91

The amount of contractually specified servicing fees for one- to four-family residential loans were $420,000 and $470,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited) and were $620,000, $672,000, and $671,000, for the years ended September 30, 2006, 2005 and 2004 respectively. The amount of contractually specified servicing fees for commercial real estate loans were $9,000 and $12,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited) and were $15,000, $18,000 and $22,000 for the years ended September 30, 2006, 2005 and 2004, respectively. The servicing fees for one- to four-family residential loans are recorded in “Loan Servicing Fees” on the Consolidated Statements of Income. Late fees and other ancillary fees earned for the periods indicated were immaterial in amount.

Note 5 - Properties and Equipment

Properties and equipment at June 30, 2007 and September 30, 2006 and 2005 are summarized as follows:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(in thousands)

Land	$2,880	$2,875	$2,634
Buildings and leasehold improvements	9,938	9,718	9,307
Construction in progress	68	261	802
Furniture and equipment	9,342	8,888	9,005
Automobiles	108	114	166

Total cost	22,336	21,856	21,914
Less accumulated depreciation and amortization	(10,065)	(9,007)	(9,919)

Net book value	$12,271	$12,849	$11,995

During the year ended September 30, 2005, the Company sold a former branch. The net book value of the branch and related assets sold was $145,000 and resulted in a $386,000 gain. During the year ended September 30, 2004, the Company closed one branch. Assets disposed of relating to the closing of the branch totaled approximately

$121,000 and resulted in total losses of $47,000.

Repairs and maintenance are charged against income as incurred; major renewals and improvements are capitalized. Depreciation and amortization charged against operations were $1.2 million and $1.2 million for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited) and $1.6 million, $1.6 million and $1.7 million for the years ended September 30, 2006, 2005, and 2004, respectively.

Note 6 - Deposit Accounts

Deposit information by type and weighted average rates are summarized as follows:

			At September 30,
	At June 30,
	Rate	2007	Rate	2006	Rate	2005

	(unaudited)
			(dollars in thousands)

Savings deposits	0.58%	$23,465	0.25%	$23,655	0.20%	$25,219
Demand deposits	1.27%	168,138	0.76%	172,902	0.40%	173,641

		191,603		196,557		198,860
Certificates of deposit	0.00-0.99%	385	0.00-0.99%	268	0.00-0.99%	1,803
	1.00-1.99%	30	1.00-1.99%	341	1.00-1.99%	10,287
	2.00-2.99%	3,096	2.00-2.99%	17,924	2.00-2.99%	56,343
	3.00-3.99%	40,003	3.00-3.99%	57,055	3.00-3.99%	89,955
	4.00-4.99%	56,398	4.00-4.99%	75,300	4.00-4.99%	20,437
	5.00-5.99%	126,443	5.00-5.99%	74,728	5.00-5.99%	18,412
	6.00-6.99%	740	6.00-6.99%	8,108	6.00-6.99%	228

Total Certificates of deposit		227,095		233,724		197,465

Total deposits		$418,698		$430,281		$396,325

Scheduled maturities of certificates of deposits are as follows:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(in thousands)

2006	$–	$–	$107,381
2007	81,327	188,461	62,886
2008	113,874	28,407	17,976
2009	16,253	8,586	5,911
2010	9,529	6,201	3,057
2011	4,961	1,810	–
Thereafter	1,151	259	254

	$227,095	$233,724	$197,465

Deposit accounts are insured by the FDIC up to $100,000, except for individual retirement accounts that are insured up to $250,000. At June 30, 2007 (unaudited), September 30, 2006 and 2005, certificates of deposits of $100,000 or greater were $67.5 million, $68.5 million and $54.1 million, respectively.

Interest expense by type of deposit account is summarized as follows:

	Nine Months Ended
	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)
			(in thousands)

Savings deposits	$68	$38	$51	$51	$60
Demand deposits	1,234	697	1,000	692	460
Certificates of deposit	7,844	5,452	7,863	5,545	4,435

Total	$9,146	$6,187	$8,914	$6,288	$4,955

Note 7 - Federal Home Loan Bank Advances

The Bank has the ability to borrow up to 40% of its total assets from the FHLB of Seattle, limited by available collateral. Advances are collateralized by all FHLB stock owned by the Bank, deposits with the FHLB of Seattle, and certain residential mortgages and mortgage-backed securities. The outstanding balances on FHLB advances at June 30, 2007 (unaudited), September 30, 2006 and 2005 were $189.3 million, $210.8 million and $175.9 million, respectively, with interest rates ranging from 2.84% to 6.77% as of June 30, 2007.

The Bank’s borrowings consisted of the following:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(dollars in thousands)

FHLB advances
Maximum outstanding at any month end	$223,000	$214,000	$182,000
Average outstanding	208,000	191,000	153,000

Weighted average interest rates
For the period	4.46%	4.20%	3.87%
At end of period	4.50%	4.36%	3.96%

Scheduled maturities of the fixed rate FHLB borrowings were:

			September 30,
	June 30,
	2007		2006		2005

	Average Interest Rates	Amount	Average Interest Rates	Amount	Average Interest Rates	Amount

	(unaudited)
			(dollars in thousands)

2006	—%	$—	—%	$–	3.76%	$33,279
2007	—	—	3.87	47,729	3.51	38,453
2008	3.96	43,682	4.14	43,758	3.90	34,358
2009	4.53	76,192	4.60	76,882	4.08	34,902
2010	4.71	15,840	4.69	15,240	4.44	9,240
2011	5.07	15,300	5.10	1,450	—	—
2012	4.96	14,550	4.71	4,000	4.71	4,000
Thereafter	4.65	23,700	4.64	21,700	4.64	21,700

Total		$189,264		$210,759		$175,932

Included in the Bank’s borrowing capacity with the FHLB is a cash management advance account. The balance in this account at June 30, 2007 (unaudited), September 30, 2006 and 2005 was $–, $4.6 million and $2.1 million, respectively, and the interest rates for this account were 5.62%, 5.58% and 4.14%, respectively. In addition, during the current year, the Company entered into an agreement with the Federal Reserve to borrow from the discount window. The balance in this account at June 30, 2007 (unaudited), was $–.

Note 8 - Employee Retirement Plans

401(k) Plan: The Company has a 401(k) retirement plan covering substantially all of its employees. The Company matches 50% of employee contributions up to the employee’s first 10% contributed to the Plan. Total Company contributions were $161,000 and $141,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and $192,000, $171,000 and $141,000, for the years ended September 30, 2006, 2005, and 2004, respectively.

Salary Continuation Plan:
As a supplement to the 401(k) retirement plan, the Company has adopted a Salary Continuation Plan pursuant to agreements with certain executive officers of the Company and its subsidiaries. Under the Salary Continuation Plan, an executive will be entitled to a stated annual benefit for a period of 15 years (i) upon retirement from the Company after attaining age 65, or (ii) upon attaining age 65 if his or her employment had been previously terminated due to disability. In the event the executive dies while in active service, the Company shall pay the beneficiary the normal retirement projected benefit for a period of 15 years commencing with the month following the executive’s death. In the event the executive dies after age 65, but before receiving the full 15 years of annual benefits, the remaining payments shall be paid to his or her beneficiaries. Upon termination of employment, the annual benefit amount is 50% of the officer’s average final 36 months base salary. Benefits under the Plan vest over ten years. Upon early retirement, the Company shall pay the executive the vested accrual balance as of the end of the month prior to the early retirement date. The Company shall pay the early retirement benefit in 180 equal installments.

The accrued liability for the salary continuation plan was $1.8 million, $1.5 million and $1.1 million at June 30, 2007 (unaudited), September 30, 2006 and 2005, respectively. The amounts recognized in compensation expense were $351,000 and $233,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and $311,000, $318,000 and $192,000 for the years ended September 30, 2006, 2005, and 2004, respectively.

Deferred Incentive Compensation:
The Company has deferred incentive compensation agreements with certain executive officers and the Board of

Directors. Under the agreements, the Company is obligated to provide for each such executive and board member or his beneficiaries during a period of fifteen or ten years after the death, disability, or retirement of the executive or board member. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreement until the expected retirement dates of the participants.

The Company accrues annual interest on the unfunded liability under the plan based upon a formula relating to the change in stockholders’ equity, which amounted to 12.0%, 11.0%, and 11.1% for directors and 12.0%, 11.7%, and 11.7% for executive officers for the years ended September 30, 2006, 2005 and 2004, respectively. The accrued liability for the deferred incentive compensation agreements was $1.8 million, $1.7 million and $1.3 million at June 30, 2007 (unaudited), September 30, 2006 and 2005, respectively. The amounts recognized in compensation expense were $123,000 and $302,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and $422,000, $93,000 and $230,000 for the years ended September 30, 2006, 2005, and 2004, respectively.

Director Retirement Plan:
The Company adopted a Director Retirement Plan, effective October 1, 2004, pursuant to agreements with the directors of the Company. Under the Director Retirement Plan, a director will be entitled to a stated annual benefit of $500 for each completed year of service paid over a period of 15 years upon separation from service. In the event the director dies after separation from service, but before receiving the full 15 years of annual benefits, the remaining payments shall be paid to his or her beneficiaries.

The accrued liability for the director retirement plans was $503,000, $478,000 and $453,000 at June 30, 2007 (unaudited), September 30, 2006 and 2005, respectively. The amounts recognized in compensation expense were $37,000 and $38,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited) and $50,000 and $120,000 for the years ended September 30, 2006 and 2005, respectively.

The Company’s deferred compensation agreements and supplemental executive retirement plans are unfunded plans and have no plan assets. The following table reconciles the accumulated liability for the benefit obligation of these contracts. The benefit obligation represents the net present value of future payments to individuals under the agreements.

		Year ended September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(in thousands)

Beginning balance	$3,875	$3,049	$2,463
Benefit expense	558	842	592
Benefit payments	(15)	(16)	(6)

Ending Balance	$4,418	$3,875	$3,049

Note 9 - Stock-Based Compensation

On June 23, 2005, stockholders approved long-term stock-based benefit plans that enable the Company to grant stock options, stock appreciation rights and restricted stock awards to employees and directors. As of October 1, 2005, the Company adopted SFAS No. 123(R), Share Based Payment, which requires the recognition of compensation costs relating to share based payment transactions in the financial statements. The Company has elected the modified prospective application method of reporting, which provides for no restatement of prior periods and no cumulative adjustment to equity accounts. Prior to the adoption of SFAS No. 123(R), the Company elected to account for its stock-based compensation plans using the intrinsic value-based method of recognizing compensation costs outlined in APB Opinion No. 25, Accounting for Stock Issued to Employees, and adopted the disclosure-only provisions under SFAS No. 123, Accounting for Stock-Based Compensation.

Recognition and Retention Plan (“RRP”). The purpose of the RRP is to promote the long-term interests of the Company and its stockholders by providing restricted stock as a means for attracting and retaining directors and key employees. The maximum number of shares that may be awarded under the RRP is 298,092. Restricted stock awards vest over a five-year period and, therefore, the fair value of these awards will be accrued ratably over a five-year period as compensation expense. The amounts recognized in compensation expense were $532,000 and $513,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and $616,000 for the year ended September 30, 2006. As of June 30, 2007, restricted stock awards of 251,532 shares of common stock were outstanding. As of June 30, 2007, awards of 48,693 shares have vested with a fair value of $618,000. The Company has an aggregate of 46,560 restricted shares available for future issuance under the RRP.

Restricted stock activity is summarized in the following table:

	Number of Shares	Weighted Average Fair Value at Date of Grant

Nonvested at September 30, 2005	—	$—
Granted	270,380	12.70
Forfeited	(11,924)	12.70

Nonvested at September 30, 2006	258,456	$12.85
Vested	(48,693)	12.70
Granted	5,000	17.43
Forfeited	(11,924)	12.70

Nonvested at June 30, 2007	202,839	$12.95

Stock Option and Incentive Plan (“SOP”). The Company implemented the SOP to promote the long-term interests of the Company and its stockholders by providing an incentive to directors and key employees who contribute to the operating success of the Company. The maximum number of stock options and stock appreciation rights that may be issued under the SOP is 745,229. The exercise price of each option equals the fair market value of the Company’s stock on the date of grant. The options vest over five years and expire ten years from the date of grant. The Company has an aggregate of 115,948 stock options available for future issuance under the SOP.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s stock. Expected forfeiture rate is the estimated forfeiture rate based upon the circumstances of the individuals that received stock options. Expected dividends represent the Company’s estimated annual dividend rate over the expected life.

	Risk Free Interest Rate	Expected Life (yrs)	Expected Volatility	Expected Forfeiture Rate	Expected Dividend Yield

Options granted in 2005	3.98%	5.50	14.96%	3.03%	2.00%
Options granted in 2006	4.72%	7.50	16.76%	—%	2.00%
Options granted in 2007 (unaudited)	4.57%	7.50	17.43%	—%	2.00%

Stock option activity is summarized in the following table:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Outstanding at September 30, 2004	—	$—	$—
Granted	581,278	12.20	2.08
Forfeited	—	—	—
Exercised	—	—	—

Outstanding at September 30, 2005	581,278	12.20	2.08
Granted	180,510	14.70	3.43
Forfeited	(87,937)	12.20	2.08
Exercised	—	—	—

Outstanding at September 30, 2006	673,851	$12.87	$2.44
Granted	25,000	17.43	4.06
Forfeited	(69,570)	12.22	2.11
Exercised	(70,053)	12.20	2.08

Outstanding at June 30, 2007 (unaudited)	559,228	$13.24	$2.60

Options outstanding at June 30, 2007 (unaudited) were as follows:

		Options Outstanding			Options Exercisable

Range of Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value

$12.20	8.1	356,218	$12.20	$1,563,800	41,733	$12.20	$183,200
12.85	8.7	37,500	12.85	140,200	7,500	12.85	28,000
15.13	9.2	65,580	15.13	95,800	—	—	—
15.30	9.2	74,930	15.30	96,700	—	—	—
17.43	9.5	25,000	17.43	(21,000)	—	—	—

		559,228		$1,875,500	49,233		$211,200

The total fair value of options granted was approximately $1.7 million. The fair value of the options granted is amortized ratably over the vesting period of the options. Cash proceeds received from the exercise of stock options were $854,000 for the nine months ended June 30, 2007 (unaudited) and $— for the year ended September 30, 2006. The total intrinsic value of stock options exercised was $339,000 for the nine months ended June 30, 2007 (unaudited) and $— for the year ended September 30, 2006. The amounts recognized in compensation expense were $337,000 and $181,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and $228,000 for the year ended September 30, 2006. Tax benefits related to stock option exercises were $55,000 for the nine months ended June 30, 2007 (unaudited) and $– for the year ended September 30, 2006. It is the Company’s general policy to issue new shares for the exercise of stock options.

As of October 1, 2005, the Company adopted SFAS No. 123(R), Share Based Payment, which requires the recognition of compensation costs relating to share based payment transactions in the financial statements. The following table illustrates the effect of the change, from applying the original provisions of SFAS No. 123, to the adoption of SFAS No. 123(R), on the Company’s results of operations.

	For the Year Ended September 30, 2006

	Using Previous Accounting	Pro Forma Adjustments	As Reported

	(in thousands, except per share data)

Income before income taxes	$10,250	$(228)	$10,022
Income taxes	3,832	(22)	3,810

Net income	$6,418	$(206)	$6,212

Basic earnings per share	$0.44	$(.01)	$0.43
Diluted earnings per share	$0.44	$(.01)	$0.43

As of June 30, 2007 (unaudited), the compensation expense yet to be recognized for stock-based awards that have been awarded but not vested is as follows:

	Stock Options	Restricted Stock	Total Awards

		(in thousands)

2007	$97	$161	$258
2008	354	583	937
2009	277	583	860
2010	219	583	802
2011	83	65	148

Total	$1,030	$1,975	$3,005

Note 10 - Employee Stock Ownership Plan

In connection with the minority stock offering, the Company established an ESOP for the benefit of its employees. The ESOP covers all employees with at least one year and 1000 hours of service. Shares are released for allocation at the discretion of the Board of Directors. The Company issued 498,360 shares of common stock to the ESOP in exchange for a ten-year note of approximately $5.0 million, which has been recorded as “Unearned shares issued to employee stock ownership plan” within stockholders’ equity. As shares are released from collateral, the Company will report compensation expense equal to the current market price of the shares. ESOP compensation expense included in salaries and benefits was $617,000 and $497,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and $681,000 and $615,000 for the years ended September 30, 2006 and 2005, respectively. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce principal or interest on the ESOP loan.

ESOP share activity is summarized in the following table:

	Unreleased ESOP Shares	Fair Value of Unreleased Shares	Allocated and Released Shares	Total ESOP shares

ESOP shares issued on December 06, 2004	498,360	$4,983,600	—	498,360
Allocation on September 30, 2005	(49,836)		49,836	—

Balance at September 30, 2005	448,524	$5,696,300	49,836	498,360
Allocation on September 30, 2006	(49,836)		49,836	—

Balance at September 30, 2006	398,688	$6,199,600	99,672	498,360
Allocation as of June 30, 2007	—		—	—

Balance at June 30, 2007 (unaudited)	398,688	$6,614,200	99,672	498,360

Note 11 - Commitments and Contingencies

Lease commitments:
The Company has entered into noncancelable operating leases for land and buildings that require future minimum rental payments in excess of one year as of June 30, 2007. Certain lease payments may be adjusted periodically in accordance with changes in the Consumer Price Index. The estimated future minimum annual rental payments, exclusive of taxes and other charges, are summarized as follows:

Nine months ending June 30, 2007 (unaudited)

(in thousands)

2007	$115
2008	466
2009	468
2010	430
2011	121
2012	56
Thereafter	578

Total	$2,234

Total rent expense was $345,000 and $325,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and was $434,000, $388,000 and $373,000 for the years ended September 30, 2006, 2005, and 2004, respectively. The Company also leases office space to others on a month-to-month basis. Total rental income was $24,000 and $24,000 for the nine months ended June 30, 2007 (unaudited) and 2006 (unaudited), and was $34,000, $43,000 and $36,000 for the years ended September 30, 2006, 2005, and 2004, respectively.

Commitments to extend credit:
In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying financial statements. The commitments and contingent liabilities include various guarantees and commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of the credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include securities, accounts receivable, inventory, fixed assets, and/or real estate properties. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

The following summarizes commitments to extend credit as follows:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(in thousands)

Unfunded commitments under lines of credit and letters of credit	$35,582	$30,984	$25,115
Undisbursed balance of loans closed	10,348	22,973	15,871
Commitments to originate loans:
Fixed rate	10,933	12,034	12,533
Adjustable rate	7,175	7,878	7,367

Total commitments	$64,038	$73,869	$60,886

Commitments to originate fixed-rate mortgages have the following interest rates: $536,000 at less than six percent, $6.9 million with rates in the 6.00 to 6.99% range, and $2.9 million with rates 7.00% and more. The remaining $618,000 of fixed-rate commitments are four consumer loans. These loans have rates from 7.75% to 18% depending on whether or not there is collateral and the type of collateral provided.

Most of the Bank’s business activity is with customers located in the State of Idaho. Loans to one borrower are generally limited, by federal banking regulation, to 15% of the Bank’s regulatory capital. As of June 30, 2007 (unaudited), September 30, 2006 and 2005, the Bank had no individual industry concentrations of credit risk.

In connection with certain asset sales, the Bank typically makes representations and warranties about the underlying assets conforming to specified guidelines. If the underlying assets do not conform to the specifications, the Bank may have an obligation to repurchase the assets or indemnify the purchaser against loss. As of June 30, 2007 (unaudited), loans under warranty totaled $196.1 million, which substantially represents the unpaid principal balance of the Company’s residential mortgage loans serviced for investors. The Bank believes that the potential for loss under these arrangements is remote. Accordingly, no contingent liability is recorded in the financial statements.

Note 12 - Related Party Transactions

In the normal course of business, the Company makes loans to its executive officers, directors and companies affiliated with these individuals. It is management’s opinion that loans to the Company’s officers and directors have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and have not involved more than normal risk of collectibility. An analysis of activity with respect to loans receivable from directors, executive officers, and their affiliates is as follows:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(in thousands)

Beginning balance	$919	$987	$931
Principal advances	—	8	216
Principal repayments	(37)	(76)	(160)

Balance, end of year	$882	$919	$987

The Company also accepts deposits from its executive officers, directors, and affiliated companies on substantially the same terms as unrelated parties. The aggregate dollar amounts of these deposits were $1.4 million, $1.1 million and $1.8 million at June 30, 2007, September 2006 and 2005, respectively.

Note 13 - Capital Requirement

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the OTS. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As of June 30, 2007, the Bank meets all of the capital adequacy requirements to which it is subject.

The actual and required minimum capital amounts and ratios are presented in the following table:

					To Be Well Capitalized
			For Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

			(dollars in thousands)
June 30, 2007 (unaudited):
Total risk-based capital (to risk-weighted assets)	$95,063	20.58%	$36,954	>8.0%	$46,192	>	10.0%
Tier 1 (core) capital	92,234	12.97	28,452	>4.0	35,565	>	5.0
Tangible capital (to tangible assets)	92,234	12.97	14,226	>2.0	N/A		N/A
Tier 1 risk-based capital (to risk-weighted assets)	92,176	19.95	18,477	>4.0	27,715	>	6.0

September 30, 2006:

Total risk-based capital (to risk-weighted assets)	$90,230	19.46%	$37,099	>8.0%	$46,373	>	10.0%
Tier 1 (core) capital	87,322	11.77	29,678	>4.0	37,097	>	5.0
Tangible capital (to tangible assets)	87,322	11.77	14,839	>2.0	N/A		N/A
Tier 1 risk-based capital (to risk-weighted assets)	87,256	18.82	18,549	>4.0	27,824	>	6.0

September 30, 2005:

Total risk-based capital (to risk-weighted assets)	$83,178	20.46%	$32,518	>8.0%	$40,648	>	10.0%
Tier 1 (core) capital	80,373	12.00	26,794	>4.0	33,493	>	5.0
Tangible capital (to tangible assets)	80,373	12.00	13,397	>2.0	N/A		N/A
Tier 1 risk-based capital (to risk-weighted assets)	80,296	19.75	16,259	>4.0	24,389	>	6.0

The following table is a reconciliation of the Bank’s capital, calculated according to generally accepted accounting principles, to total Tier 1 and total Risk based capital:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(in thousands)
Equity	$89,306	$87,459	$80,532
Other comprehensive income – unrealized loss on securities	3,155	112	108
Mortgage servicing rights, net	(227)	(249)	(267)

Total Tier 1 capital	92,234	87,322	80,373
Allowance for loan losses	2,748	2,974	2,882
Liability for unfunded commitments	139	—	—
Low-level recourse	(58)	(66)	(77)

Total Risk-based capital	$95,063	$90,230	$83,178

OTS regulations place certain restrictions on dividends paid by the Bank to the Company. Generally, savings institutions, such as the Bank, that before and after the proposed distribution are well-capitalized, may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years. Savings institutions proposing to make any capital distribution need not submit written notice to the OTS prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution.

Note 14 - Income Taxes

The provision for income tax expense consisted of the following:

	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)
			(in thousands)
Current	$2,874	$3,157	$4,207	$3,861	$2,909
Deferred	(357)	(340)	(397)	(951)	(225)

Income tax expense	$2,517	$2,817	$3,810	$2,910	$2,684

The provision for income tax expense differs from that computed at the statutory corporate tax rate as follows:

	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)
		(dollars in thousands)
Federal income tax at statutory rates	$2,242	$2,506	$3,407	$2,786	$2,505
State income taxes, net of federal benefit	313	350	450	411	370
Effect of permanent differences	(38)	(39)	(47)	(287)	(177)
Other	—	—	—	—	(14)

Income tax expense	$2,517	$2,817	$3,810	$2,910	$2,684

Effective rate	38.2%	38.2%	38.0%	35.5%	36.4%
Federal statutory rate	34.0	34.0	34.0	34.0	34.0
State statutory rate	7.6	7.6	7.6	7.6	7.6

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

		September 30,
	June 30,
	2007	2006	2005

	(unaudited)
		(in thousands)
Deferred tax asset:
Deferred compensation	$1,813	$1,612	$1,268
Unrealized loss on securities available for sale	2,318	118	110
Allowance for loan losses	1,240	1,237	1,199
Charitable contributions	—	—	366
Equity compensation	351	281	—
Accrued expenses	211	205	223
Other	46	67	129

Total deferred tax asset	5,979	3,520	3,295

Deferred tax liability:
Fixed asset basis	(383)	(441)	(570)
Deferred loan costs	(599)	(570)	(531)
Prepaid expenses	(155)	(155)	(142)
Mortgage servicing rights	(956)	(1,037)	(1,111)
FHLB stock dividends	(1,960)	(1,960)	(1,960)
Other	(169)	(157)	(186)

Total deferred tax liability	(4,222)	(4,320)	(4,500)

Net deferred tax asset (liability)	$1,757	$ (800)	$(1,205)

Included in retained earnings at June 30, 2007 and September 30, 2006 and 2005 is approximately $2.1 million in bad debt reserves for which no deferred income tax liability has been recorded. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on this amount was approximately $900,000 at June 30, 2007 and September 30, 2006 and 2005.

Note 15 - Earnings Per Share

Earnings per share (“EPS”) is computed using the basic and diluted weighted average number of common shares outstanding during the period. Basic EPS is computed by dividing the Company’s net income or loss by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income or loss by diluted weighted average shares outstanding, which include common stock equivalent shares outstanding using the treasury stock method, unless such shares are anti-dilutive. Common stock equivalents arise from assumed conversion of outstanding stock options and from assumed vesting of shares awarded but not released under the Company’s RRP plan. ESOP shares are not considered outstanding for earnings per share purposes until they are committed to be released.

The following table presents the computation of basic and diluted earnings per share for the periods indicated:

	June 30,		Year Ended September 30,

	2007	2006	2006	2005	2004

	(unaudited)
		(in thousands, except share data)
Basic earnings per share:
Income available to common stockholders	$4,076	$4,554	$6,212	$5,283	$4,684
Weighted-average common shares outstanding	14,594,936	14,478,701	14,484,982	14,696,071	nm	(1)
Basic earnings per share	$0.28	$0.31	$0.43	$0.36	nm	(1)(1)

Diluted earnings per share:
Income available to common stockholders	$4,076	$4,554	$6,212	$5,283	$4,684
Weighted-average common shares outstanding	14,594,936	14,478,701	14,484,982	14,696,071	nm	(1)
Net effect of dilutive stock options	75,147	3	—	6,013	nm	(1)
Net effect of dilutive RRP awards	46,082	24,886	34,796	—	nm	(1)

Weighted-average common shares outstanding and common stock equivalents	14,716,165	14,503,587	14,519,778	14,702,084	nm	(1)

Diluted earnings per share	$0.28	$0.31	$0.43	$0.36	nm	(1)

(1)	Shares outstanding and earnings per share information are not meaningful. The Company did not complete its minority stock offering until December 6, 2004.

Note 16 - Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

			September 30,
	June 30,
	2007		2006		2005

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

	(unaudited)
			(in thousands)
Financial Assets:
Cash and cash equivalents	$23,086	$23,086	$18,385	$18,385	$19,033	$19,033
Mortgage-backed securities available for sale	166,755	166,755	12,182	12,182	14,830	14,830
Mortgage-backed securities held to maturity	—	—	183,279	178,842	180,974	178,613
Loans receivable, net	491,768	487,743	503,065	493,624	430,944	413,728

FHLB stock	9,591	9,591	9,591	9,591	9,591	9,591

Financial Liabilities:
Demand and savings deposits	191,603	191,603	196,557	196,557	198,860	198,860
Certificates of deposit	227,095	225,779	233,724	232,169	197,465	195,672

FHLB advances	189,264	186,413	210,759	214,270	175,932	173,845

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents:
The carrying amount approximates fair value.

Mortgage-backed securities available for sale and held to maturity:
The fair values of mortgage-backed securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock:
The carrying value of FHLB stock approximates fair value based on the respective redemption provisions.

Loans receivable:
 For variable-rate loans that re-price frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for commercial real estate and commercial loans with maturities beyond one year are estimated using a discounted cash flow analysis, utilizing interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with maturities less than one year are estimated to have a fair value equal to the carrying value. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits:
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit maturing beyond one year is estimated using discounted cash flow analysis using the rates currently offered for deposits of similar remaining maturities. Certificates with maturities less than one year are valued at carrying values.

Off-balance-sheet instruments:
Fair values of off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the borrower’s credit standing. The fair value of the fees at September 30, 2006 and 2005 were insignificant.

Note 17 - Parent Only Financial Information

Home Federal Bancorp, Inc. was formed to serve as the stock holding company for the Bank pursuant to the Bank’s mutual holding company reorganization. For periods prior to December 6, 2004, the Audited Consolidated Financial Statements filed as a part of this annual report are those of the Bank as a federal mutual savings and loan association and its wholly-owned subsidiary, Idaho Home Service Corporation.

The following are the condensed financial statements for Home Federal Bancorp (parent company only):

BALANCE SHEET	June 30,	September 30,	September 30,
(In thousands)	2007	2006	2005

	(unaudited)
ASSETS
Cash and amounts due from depository institutions	$2,978	$2,099	$177
Mortgage-backed securities available for sale, at fair value	16,891	4,817	6,093
Mortgage-backed securities held to maturity, at cost	—	12,865	14,680
Investment in the Bank	89,306	87,459	80,532
Other assets	823	653	873

TOTAL ASSETS	$109,998	$107,893	$102,355

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$—	$24	$988
Stockholders’ equity	109,998	107,869	101,367

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$109,998	$107,893	$102,355

STATEMENTS OF INCOME
(In thousands)	Nine Months Ended June 30,		Year Ended September 30,

	2007	2006	2006	2005

	(unaudited)
Income:
Investment interest	$56	$17	$36	$24
Mortgage-backed security interest	581	591	773	712
Other income	82	91	119	131
Dividend income from the Bank	—	—	—	—

Total income	719	699	928	867

Expense:
Professional services	102	120	156	207
Charitable contribution to Foundation	—	—	—	1,825
Other	164	176	228	160

Total expense	266	296	384	2,192

Income (loss) before income taxes and equity in undistributed earnings in the Bank	453	403	544	(1,325)
Income tax expense (benefit)	134	114	154	(536)

INCOME (LOSS) OF PARENT COMPANY	319	289	390	(789)
EQUITY IN UNDISTRIBUTED INCOME OF THE BANK	3,757	4,265	5,822	6,072

NET INCOME	$4,076	$4,554	$6,212	$5,283

STATEMENT OF CASH FLOWS
(In thousands)	Nine Months Ended June 30,		Year Ended September 30,

	2007	2006	2006	2005

	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,076	$4,554	$6,212	$5,283
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed earnings of the Bank	(3,757)	(4,265)	(5,822)	(6,072)
Net amortization of premiums on investments	12	13	17	19
Provision for deferred income taxes	—	229	343	(343)
Loss on sale of securities available for sale	—	—	—	11
ESOP shares committed to be released	326	311	416	434
Non-cash contribution to Foundation	—	—	—	1,460
Change in assets and liabilities:
Other assets	321	572	218	(676)
Other liabilities	(347)	(441)	—	70

Net cash provided by operating activities	631	973	1,384	186

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturity of mortgage-backed securities held to maturity	854	1,339	1,810	1,395
Purchase of mortgage-backed securities held to maturity	(2,102)	—	—	(16,080)
Proceeds from maturity of mortgage-backed securities available for sale	1,599	974	1,250	2,323
Purchase of mortgage-backed securities available for sale	—	—	—	(8,536)
Loan originations and principal collections, net	2	2	3	(198)

Net cash provided (used) by investing activities	353	2,315	3,063	(21,096)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock	—	—	—	(3,902)
Investment in subsidiary	—	—	—	(29,288)
Dividends paid	(959)	(910)	(1,225)	(564)
Proceeds from exercise of stock options	854	—	—	—
Intercompany borrowing, net	—	(1,300)	(1,300)	1,300
Capitalization of Home Federal MHC	—	—	—	(50)
Net proceeds from stock issuance	—	—	—	53,591

Net cash (used) provided by financing activities	(105)	(2,210)	(2,525)	21,087

NET INCREASE IN CASH AND CASH EQUIVALENTS	879	1,078	1,922	177
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,099	177	177	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,978	$1,255	$2,099	$177

Note 18 - Selected Quarterly Financial Data (unaudited)
(In thousands, except share data)

	Quarter Ended

	December 31, 2006	March 31, 2007	June 30, 2007

Interest and dividend income	$10,872	$10,738	$10,650
Interest expense	5,373	5,377	5,338
Net interest income	5,499	5,361	5,312
Provision for loan losses	71	—	—
Non-interest income	2,883	2,761	2,982
Non-interest expense	6,246	6,094	5,794
Income before income taxes	2,065	2,028	2,500
Income tax expense	796	787	934

Net income	$1,269	$1,241	$1,566

Basic earnings per share(1)	$0.09	$0.09	$0.11
Diluted earnings per share(1)	$0.09	$0.08	$0.11

	Quarter Ended

	December 31,	March 31,	June 30,	September 30,
	2005	2006	2006	2006

Interest and dividend income	$9,331	$9,575	$10,387	$10,620
Interest expense	3,349	3,941	4,593	5,034
Net interest income	5,982	5,634	5,794	5,586
Provision for loan losses	55	90	175	(182)
Non-interest income	2,801	2,489	3,053	2,766
Non-interest expense	5,880	6,051	6,131	5,883
Income before income taxes	2,848	1,982	2,541	2,651
Income tax expense	1,088	749	980	993

Net income	$1,760	$1,233	$1,561	$1,658

Basic earnings per share(1)	$0.12	$0.09	$0.11	$0.11
Diluted earnings per share(1)	$0.12	$0.09	$0.11	$0.11

	Quarter Ended

	December 31,	March 31,	June 30,	September 30,
	2004	2005	2005	2005

Interest and dividend income	$7,675	$8,407	$8,748	$9,080
Interest expense	2,686	2,913	3,133	3,499
Net interest income	4,989	5,494	5,615	5,581
Provision for loan losses	59	236	161	—
Non-interest income	2,217	2,641	2,692	2,578
Non-interest expense	7,057	5,193	5,546	5,362
Income before income taxes	90	2,706	2,600	2,797
Income tax expense	16	1,032	802	1,060

Net income	$74	$1,674	$1,798	$1,737

Basic earnings per share(1)	nm	$0.11	$0.12	$0.12
Diluted earnings per share(1)	nm	$0.11	$0.12	$0.12

(1) Quarterly earnings per share may vary from year-to-date or annual earnings per share due to rounding.

Note 19 - Subsequent Event

On May 11, 2007, the Boards of Directors of Home Federal MHC, the Company and the Bank unanimously adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the Mutual Holding Company will convert to stock form, (ii) the Mutual Holding Company and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the "Holding Company"), (iii) the shares of common stock of the Company held by persons other than the Mutual Holding Company will be converted into shares of common stock of the Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Holding Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank’s local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. The exchange ratio and the amount of stock sold will be based on an appraisal of the Company. The highest priority will be depositors with qualifying deposits as of March 31, 2006.

The transactions contemplated by the Plan of Conversion are subject to approval of the Company’s shareholders (including the approval of a majority of the shares held by persons other than the Mutual Holding Company), the Bank’s depositors and regulatory agencies. Proxy and offering materials setting forth detailed information relating to the Plan of Conversion will be sent to the Bank’s depositors and shareholders of the Company for their consideration in a few months. The Company anticipates that the transactions will be completed in the fourth quarter of the 2007 calendar year.

Conversion costs will be deferred and deducted from the proceeds of the shares sold in the offering. If the conversion transaction is not completed, all costs will be charged to expense. As of June 30, 2007 there were $14,000 in conversion costs which have been deferred.

After the conversion, the Bank’s deposits will continue to be insured by the Federal Deposit Insurance Corporation, and the Bank will maintain its membership in the Federal Home Loan Bank System. The Company will be a savings and loan holding company regulated by the Office of Thrift Supervision.

Depositors will continue to hold accounts in the Bank identical as to dollar amount, rate of return and general terms (other than voting and liquidation rights). Borrowers’ loans will be unaffected by the conversion and will remain contractually fixed as they existed prior to the conversion. The normal business of the Bank is accepting deposits and making loans and will continue without interruption in its existing offices.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

          In accordance with the Maryland law, Article 12 of new Home Federal Bancorp, Inc.’s Articles of Incorporation provide as follows:

ARTICLE 12. Indemnification of Directors and Officers.

          A. Indemnification. The Corporation shall indemnify: (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law; and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

          B. Procedure. If a claim under Section A of this Article 12 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both: (1) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met; and (2) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In addition: (1) in any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that; and (2) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 12 or otherwise shall be on the Corporation.

          C. Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article 12 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Charter, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

          D. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the MGCL.

          E. Miscellaneous. The Corporation shall not be liable for any payment under this Article 12 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 12 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

          Any repeal or modification of this Article 12 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 12 is in force.

Item 21. Exhibits and Financial Statement Schedules

(a)          Exhibits

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc. (a)

1.2	Form of proposed Agency Agreement with Keefe, Bruyette & Woods, Inc. ( i )

2	Amended Plan of Conversion and Reorganization (a)

3.1	Articles of Incorporation of (New) Home Federal Bancorp, Inc. (a)

3.2	Bylaws of (New) Home Federal Bancorp, Inc. (a)

4	Form of Certificate for Common Stock of (New) Home Federal Bancorp, Inc. (a)

5	Opinion of Breyer & Associates PC regarding legality of securities registered (b)

8.1	Federal Tax Opinion of Silver Freedman & Taff, L.L.P. (a) (i)

8.2	State Tax Opinion of Munther Goodrum Sperry, Chartered ( i )

8.3	Opinion of RP Financial, LC. as to the value of subscription rights (a)

10.1	Form of Employment Agreement for President and Chief Executive Officer with Home Federal Bank (a) (c)

10.2	Form of Employment Agreement for President and Chief Executive Officer with Home Federal Bancorp, Inc. (a) (c)

10.3	Employment Agreement entered into by Home Federal Bank with Len E. Williams (a) (d)

10.4	Form of Severance Agreement for Executive Officers (a) (c)

10.5	Form of Employee Severance Compensation Plan (a)

10.6	Form of Director Indexed Retirement Agreement (a) (c)

10.7	Form of Director Deferred Incentive Agreement (a) (c)

10.8	Form of Split Dollar Agreement (a) (c)

10.9	Form of Executive Deferred Incentive Agreement, and amendment thereto (a) (c)

10.10	Form of Amended and Restated Salary Continuation Agreement (a) (c)

10.11	2005 Stock Option and Incentive Plan and Form of Incentive Stock Option Agreement and Non-Qualified Stock Option Agreement (a) (e)

10.12	2005 Recognition and Retention Plan and Form of Award Agreement (a) (e)

10.13	Form of Director Retirement Plan entered into by Home Federal Bank with each of its directors (a) (f)

10.14	Transition Agreement with Daniel L. Stevens (a) (g)

10.15	Agreement Regarding Terms of Employment Offer with Len E. Williams (a) (g)

21	Subsidiaries of the Registrant (a)

23.1	Consent of Moss Adams LLP

23.2	Consent of Breyer & Associates PC (contained in opinion included as Exhibit 5) (a)

23.3	Consent of Silver Freedman & Taff, L.L.P. as to its Federal Tax Opinion (contained in opinion included as Exhibit 8.1) ( i )

23.4	Consent of Penland Munther Goodrum, Chartered as to its State Tax Opinion (contained in opinion included as Exhibit 8.2) ( i )

23.5	Consent of RP Financial, LC. (b)

24	Power of Attorney (included in Signature Page of this Registration Statement) (b)

99.1	Order and Certification Form (a)

99.2	Solicitation and Marketing Materials ( b )

99.3	Appraisal Agreement with RP Financial, LC. (a)

99.4	Appraisal Report of RP Financial, LC. (a) (h)

99.5	Form of proxy for Home Federal Bancorp, Inc.

99.6	Form of proxy statement and proxy for depositors of Home Federal Bank (a)

(a)	Incorporated by reference from Home Federal Bancorp, Inc.’s Registration Statement on Form S-1 filed on September 25, 2007 (333-146289)
(b)	Previously filed.
(c)

Incorporated by reference from Home Federal Bancorp, Inc.’s Registration Statement on Form S-1, as amended, and as initially filed with the Securities and Exchange Commission on March 19, 2004 (333-35817).

(d)	Incorporated by reference from Home Federal Bancorp, Inc.’s Current Report on Form 8-K dated as of November 6, 2006 and filed with the SEC on November 6, 2006.
(e)	Incorporated by reference from Home Federal Bancorp, Inc.’s Registration Statement on Form S-8 as filed with the SEC on August 25, 2005 (333-127858)
(f)	Incorporated by reference from Home Federal Bancorp, Inc.’s Current Report on Form 8-K dated as of October 21, 2005 and filed with the SEC on November 10, 2005.
(g)	Incorporated by reference from Home Federal Bancorp, Inc.’s Current Report on Form 8-K dated as of August 21, 2006 and filed with the SEC on August 22, 2006.
(h)	Excludes certain tabular and statistical information pursuant to a hardship exemption request made under Rule 202 of Regulation S-T.
(i)	Incorporated by reference from Home Federal Bancorp, Inc.’s Amendment No. 1 to the Registration Statement on Form S-1 filed on October 30, 2007 (333-146289)

(b)	Financial Statement Schedules.

               All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

(c)	Reports, Opinions and Appraisals.

The appraisal report of RP Financial, LC is furnished as Exhibit 99.4.

Item 22. Undertakings

               (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

               (b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

                     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nampa, State of Idaho on October 30 , 2007.

HOME FEDERAL BANCORP, INC.

By:	/s/Daniel L. Stevens

Daniel L. Stevens Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

                     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Daniel L. Stevens	Chairman of the Board, President, and Chief Executive Officer (Principal Financial and Accounting Officer)	October 30 , 2007

Daniel L. Stevens

/s/Robert A. Schoelkoph *	Senior Vice President, Treasurer, Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)	October 30 , 2007

Robert A. Schoelkoph

/s/Len E. Williams *	Director	October 30 , 2007

Len E. Williams

/s/N. Charles Hedemark *	Director	October 30 , 2007

N. Charles Hedemark

/s/Fred H. Helpenstell, M.D. *	Director	October 30 , 2007

Fred H. Helpenstell, M.D.

/s/Thomas W. Malson *	Director	October 30 , 2007

Thomas W. Malson

/s/Richard J. Navarro *	Director	October 30 , 2007

Richard J. Navarro

/s/James R. Stamey *	Director	October 30 , 2007

James R. Stamey

/s/Robert A. Tinstman *	Director	October 30 , 2007

Robert A. Tinstman

* By power of attorney dated September 25, 2007.